PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(5)
(To the prospectus dated October 29, 2004)	Registration No. 333-117209

Offering of 656,537,715 Ordinary Shares

including ordinary shares in the form of American Depositary Shares

EDP – ENERGIAS DE PORTUGAL, S.A.

We are offering new ordinary shares, which we refer to as offered shares, to holders of our ordinary shares, nominal value €1 per share. We have also made arrangements with Citibank, N.A., the depositary for our American Depositary Shares, or ADSs, to make available to holders of our ADSs, pursuant to the grant of the ADS rights described below, new ADSs, which we refer to as offered ADSs. Each ADS represents ten ordinary shares. Holders of shares or ADSs of record on the relevant record date will receive subscription rights in proportion to their existing holding of ordinary shares or ADSs, as the case may be (in the case of ordinary shares, the “share rights,” and in the case of ADSs, the “ADS rights,” and together, the “rights”).

Holders of rights will be entitled to subscribe for the offered ADSs or offered shares, as the case may be. Each right includes an oversubscription right, referred to as an oversubscription right, to subscribe for an additional number of any offered shares or offered ADSs, as the case may be, that are not subscribed for pursuant to the initial exercise of rights, subject to certain limitations as further described herein. See “The Rights Offering.” The oversubscription right is not separable from the share right or the ADS right, as the case may be.

The underwriters, as identified in the section entitled “Underwriting,” have severally agreed, subject to certain conditions, to procure subscribers, or otherwise themselves to subscribe, for any remaining offered shares that are not subscribed for pursuant to the exercise of the rights, including the oversubscription rights (the “remaining offered shares”).

If you own ADSs:	If you own ordinary shares:
Holders of our ADSs will receive one ADS right for each ADS that they own on the ADS record date.	Holders of our ordinary shares will receive one share right for each ordinary share that they own on the share record date.
Holders of ADS rights will be entitled to subscribe at the ADS subscription price for a number of ADSs determined by multiplying the number of ADS rights they own by the factor 0.22.	Holders of share rights will be entitled to subscribe at the share subscription price for a number of offered shares determined by multiplying the number of share rights they own by the factor 0.22.
The ADSs began trading cum-rights on the New York Stock Exchange, or NYSE, following our board meeting on November 4, 2004.	The ordinary shares commenced trading cum-rights on the Official Market of the Euronext Lisbon Stock Exchange, or Euronext Lisbon, following our board meeting on November 4, 2004.
The ADSs are expected to begin trading ex-rights on the NYSE at 9.30 a.m. (New York City time) on November 9, 2004.	The share record date for the purpose of determining entitlement to share rights is 4.30 p.m. (Lisbon time) on November 8, 2004.
The ADS record date for the purpose of determining entitlement to ADS rights is expected to be the close of business on November 12, 2004.	The ordinary shares will commence trading ex-rights on Euronext Lisbon at 8.30 a.m. (Lisbon time) on November 9, 2004.
The ADS subscription period will be from 9.00 a.m. (New York City time) on November 13, 2004 to 3.00 p.m. (New York City time) on November 23, 2004.	The ordinary share subscription period will be from 8.30 a.m. (Lisbon time) on November 12, 2004 to 3.00 p.m. (Lisbon time) on November 25, 2004.
The ADS subscription price is U.S.$23.70 per offered ADS subscribed. The ADS subscription price is the U.S. dollar equivalent of the share subscription price, using an exchange rate of €1.2883 per U.S. dollar, multiplied by ten to reflect that each ADS represents ten ordinary shares. A subscriber of the offered ADSs must tender U.S.$24.89 per offered ADS subscribed, which represents 105% of the ADS subscription price, upon the exercise of each ADS right. This is to increase the likelihood that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of possible U.S. dollar to euro exchange rate fluctuations.	The share subscription price is €1.84 per offered share subscribed, which was the equivalent of U.S.$2.37 on November 4, 2004.
ADS rights expire at 3.00 p.m. (New York City time) on November 23, 2004.	Share rights expire at 3.00 p.m. (Lisbon time) on November 25, 2004.
Listing and Trading:
Outstanding ADSs are traded on the NYSE under the symbol “EDP.”	Outstanding ordinary shares are traded on Euronext Lisbon under the symbol “EDP.”
The ADS rights are non-transferable. ADS rights that are not exercised by the end of the ADS subscription period will expire valueless without any compensation.	Subject to compliance with relevant securities laws, the share rights are freely transferable. The share rights are expected to trade on Euronext Lisbon under the symbol “EDPDS” from 8.30 a.m. (Lisbon time) on November 12, 2004 until 4.30 p.m. (Lisbon time) on November 19, 2004.

The exercise of ADS rights will be irrevocable upon exercise and may not be canceled or modified after such exercise. The exercise of share rights will become irrevocable and may not be canceled or modified after the close of business on November 22, 2004. Any rights unexercised by the end of the ADS subscription period or the share subscription period, as applicable, will expire valueless without any compensation.

Our gross proceeds from the rights offering will be approximately €1.20 billion, which was the equivalent of U.S.$1.55 billion on November 4, 2004. We estimate that our expenses in connection with the rights offering will be approximately €44 million, which was the equivalent of U.S.$57 million on November 4, 2004, including commitment fees and selling and management commissions totalling €41 million, which was the equivalent of U.S.$53 on November 4, 2004. As a result, the net proceeds to us will be approximately €1.16 billion, which was the equivalent of U.S.$1.49 billion on November 4, 2004. See “Underwriting” for more information on the commitment fees and selling, management and discretionary commissions.

We expect the offered ADSs, which will be fully fungible and rank equally in all respects with the outstanding ADSs, to be issued by Citibank, N.A., the depositary for the ADSs, on or around December 7, 2004, but no assurance can be given that such issuance and delivery will not be delayed. We expect to issue the offered shares on or around December 2, 2004 and to have them admitted to listing and trading on Euronext Lisbon on or around December 7, 2004, but no assurance can be given that such issuance or admission will not be delayed.

See “ Risk Factors” beginning on page S-12 to read about factors you should consider before subscribing for any offered ADSs or offered shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Caixa—Banco de Investimento, S.A.	Joint Global Coordinators	Goldman, Sachs & Co.
BCP Investimento—Banco Comercial Português de Investimento, S.A.		Morgan Stanley UBS Limited

BCP Investimento—Banco Comercial Português de Investimento, S.A.	Rights Offering Coordinators	Caixa—Banco de Investimento, S.A.

November 8, 2004

ABOUT THIS PROSPECTUS SUPPLEMENT

Before you invest in any securities offered by this prospectus supplement, you should read the attached base prospectus, which, together with this prospectus supplement, we refer to as the prospectus, and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information about EDP.” The base prospectus is on file with the SEC and may cover a variety of offerings that EDP may undertake. For information regarding the rights offering in particular, please see the prospectus supplement.

As used in this prospectus, unless the context otherwise requires, the terms “EDP, S.A.,” “EDP,” “we,” “us” and “our” refer to EDP—Energias de Portugal, S.A. (formerly known as EDP—Electricidade de Portugal, S.A), and, as applicable, its consolidated subsidiaries. Unless we specify otherwise or the context otherwise requires, references to “U.S.$,” “$,” and “U.S. dollars” are to United States dollars and references to “€”, “euro” or “EUR” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this prospectus, the documents incorporated by reference in this prospectus and the exhibits to this prospectus, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, you should consider these forward-looking statements in light of various important factors, including those set forth in this prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the effect of, and changes in, regulation and government policy, including, in particular, Portuguese government and municipal concessions and environmental regulations;

•	the effect of, and changes in, macroeconomic, social and political conditions in countries in which we operate;

•	the effects of competition, including competition that may arise in connection with the development of an Iberian electricity market;

•	our ability to reduce costs;

•	hydrological conditions and the variability of fuel costs;

•	anticipated trends in our business, including trends in demand for electricity;

•	our success in developing our telecommunications business;

•	our success in new businesses, such as gas;

•	future capital expenditures and investments;

•	the timely development and acceptance of our new services;

•	the effect of technological changes in electricity, telecommunications and information technology; and

•	our success at managing the risks of the foregoing.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or future developments.

S-i

PRESENTATION OF FINANCIAL INFORMATION

Unless we indicate otherwise, we have prepared the financial information contained in the prospectus in accordance with generally accepted accounting principles in Portugal, or Portuguese GAAP, which differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. We describe these differences in “Operating and Financial Review and Prospects—Portuguese GAAP Compared with U.S. GAAP” and in note 39 to our audited consolidated financial statements and note 37 to our interim consolidated financial statements. Unless we specify otherwise, references in the prospectus to our “audited consolidated financial statements” are to our audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the three-year period ended December 31, 2003 and the notes thereto, which are incorporated in the prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2003 (the “2003 20-F”), and references in the prospectus to our “interim consolidated financial statements” are to our unaudited consolidated financial statements as of and for the six-month periods ended June 30, 2003 and 2004, respectively, and the notes thereto, which are incorporated in the prospectus by reference to our Report on Form 6-K furnished to the SEC on October 21, 2004.

Beginning in 2002 (for fiscal year 2001 and thereafter), we published our consolidated financial statements in euros. Unless we indicate otherwise, we have translated amounts stated in U.S. dollars from euros at an assumed rate solely for convenience. By including these currency translations in the prospectus, we are not representing that the euro amounts actually represent the U.S. dollar amounts shown or could be converted into U.S. dollars at the rate indicated. Unless we indicate otherwise, we have translated the U.S. dollar amounts from euros at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on June 24, 2004 of U.S.$1.217 per €1.00. That rate may differ from the actual rates used in the preparation of our audited consolidated financial statements and U.S. dollar amounts used in the prospectus may differ from the actual U.S. dollar amounts that were translated into euros in the preparation of our audited consolidated financial statements.

In addition, for convenience only and except where we specify otherwise, we have translated certain reais figures into euro at the fixed rate of exchange between the real and euro of 3.776 reais = €1.00. The rate of exchange between reais and euros represents the euro equivalent of the U.S. dollar/real fixed rate of exchange, calculated by translating reais into U.S. dollars using the Noon Buying Rate on June 24, 2004 of 3.103 reais = U.S.$1.00 and then translating U.S. dollars into euros using the rate of exchange between U.S. dollars and euros of U.S.$1.217 = €1.00, which was the applicable Noon Buying Rate on June 24, 2004. By including convenience currency translations in the prospectus, we are not representing that the reais amounts actually represent the euro amounts shown or could be converted into euros at the rates indicated.

Prior to January 1, 2001, our reporting currency was Portuguese escudos. For convenience and to facilitate a comparison, all escudo-denominated financial data for periods prior to January 1, 2001 included in the prospectus have been restated from escudos to euros at the fixed rate of exchange as of January 1, 1999 of PTE 200.482 = €1.00. Where escudo-denominated amounts for periods prior to January 1, 2001 have been rounded, the restated euro amounts have been calculated by converting the rounded escudo-denominated amounts into euros. The comparative balances for prior years now reported in euros depict the same trends as would have been presented had we continued to report such amounts in Portuguese escudos. Other financial data for periods prior to January 1, 1999 may not be comparable to that of other companies reporting in euros if those companies had restated from a reporting currency other than Portuguese escudos.

S-ii

SUMMARY

This summary highlights selected information contained elsewhere in the prospectus. It is not complete and may not contain all of the information that is important to you. To understand the rights offering, you should read the detailed information included in the prospectus fully, including the audited consolidated financial statements and the interim consolidated financial statements, the discussion under “Risk Factors,” and any documents incorporated by reference in the prospectus.

RECENT EVENTS

Our operating margin in the first three quarters of 2004 increased by 35.0% to €786.1 million compared to the same period in 2003, while revenues increased 2.4% to €5,312.1 million. This increase primarily resulted from:

•	strong sales growth in our electricity markets, with electricity consumption increasing 5.1% in Portugal, 4.2% in Spain and 5.3% in our Brazilian concession areas in the first nine months of 2004 compared to the same period in 2003;

•	cost controls and improvements in efficiency, with personnel costs decreasing 4.3% as a result of our HR Restructuring Program;

•	The entry of TER’s first unit into industrial service, which contributed 1.9 TWh of electricity emission;

•	tariff revisions in Brazil, which were partially offset by provisional retroactive changes in tariffs granted to Bandeirante (as further described below); and

•	the contribution of Naturcorp to our results in the first nine months of 2004, following the acquisition of a 56.8% stake in that company by Hidrocantábrico in July 2003.

In October 2004, the Brazilian electricity regulator decided to amend the average electricity tariff increase granted to Bandeirante in connection with the October 23, 2003 tariff review from 18.08% to 10.51%. The retroactive impact of this revision was already fully provisioned in our first three quarters of 2004, with €22 million booked as operating provisions and the remaining €6 million as a non-operating provision.

Our net interest and related income/expenses decreased by 6.3% in the first three quarters of 2004 to €268.9 million compared to the same period in 2003, primarily as a result of an 8.3% decrease in financial interest charges following a reduction in our financial debt. Our other non-operating income/expenses were adversely impacted by retroactive changes in tariffs granted to Bandeirante, as described above, and Escelsa, resulting in expenses of €16.1 million, and by costs relating to negotiated dismissals and early retirement age anticipations, which resulted in €22.4 million in expenses.

Our net profit increased by 36.1% to €350.6 million in the first nine months of 2004 compared to the same period in 2003, with our generation business and Brazilian operations being the primary contributors to this improvement.

Our capital expenditure for the first three quarters of 2004 totalled €706.9 million, a 34% increase compared to the same period in 2003. The expenditures principally reflect EDP Produção’s investment in the second 400 MW group at its TER CCGT facility, investment by Enernova in new wind farms, investment by Hidrocantábrico at the Albacete wind farm, increased investment by EDPD to improve service quality and increased investments at the Peixe Angical hydro power plant in Brazil, partially offset by decreased investment by ONI following completion of major investments for network expansion. Our cash flow generation after capital expenditures at our core businesses, EDP Produção and EDPD, accounted for €646.2 million of our total cash flow in the first three quarters of 2004, which amounted to €586.4 million, and enabled us to reduce our gross financial debt by €64.7 million, from €7,492.7 million as of December 31, 2003 to €7,428.0 million as of September 30, 2004.

On October 20, 2004, Hidrocantábrico announced that it had reached an agreement with Grupo Corporativo Ono for the sale of its total shareholding position of 34.96% in Retecal, having enacted the corresponding sale and purchase notarial deed on that day. The cash proceeds from this sale will amount to €57.5 million, while the book value of the shareholding position is €32.8 million.

On October 15, 2004, the Portuguese electricity regulator, the Entidade Reguladora dos Serviços Energéticos, referred to as ERSE, released its proposal on the parameters, tariffs and prices of electricity and other services for 2005. ERSE has proposed that in 2005 the tariffs for sale to final customers in Portugal (mainland) will be increased by 2.1% in nominal terms compared to 2004. The Tariff Regulation enacted by ERSE provides that the Tariff Council of ERSE, a consulting body on tariffs and regulation, must issue its (non-binding) opinion on this proposal by November 15, 2004. Subsequently, ERSE, considering the opinion expressed by the Tariff Council, will approve the final parameters, tariffs and prices, which should be published by December 15, 2004. The tariff set for 2005 or any new regulations promulgated may adversely affect our business, results of operations and financial condition.

BUSINESS

We are the largest producer and distributor of electricity in Portugal and will become the third largest utility operator in the Iberian market following our announced acquisition of a further 56.2% stake in Hidrocantábrico, which will bring our total interest in it to 95.7%. Hidrocantábrico operates electricity generation plants and distributes and supplies electricity and gas, mainly in the Asturias and Basque regions in Spain. We intend to use the proceeds of this offering to finance this acquisition. For further information on the acquisition, see “Use of Proceeds” and “Information on the Company—Overview—Electricity.”

In 2003, we accounted for approximately 82% of the installed generation capacity in the Portuguese Public Electricity System, or PES, and 99% of the distribution in the PES. REN, in which we hold a 30% equity interest, accounted for 100% of the transmission in the PES. Hidrocantábrico, Spain’s fourth largest utility operator, accounted for 4.7% of Spanish mainland generation capacity, or 5.5% excluding special regime facilities (which are generally cogeneration and renewable energy facilities), and 6.5% of the Spanish liberalized electricity supply market.

We are also in the process of consolidating our position in the Portuguese and Spanish gas markets. In Portugal, we entered into an agreement in March 2004 pursuant to which, subject to the satisfaction of certain conditions, we intend to translate our existing 14.27% investment in GALP for a directly held 51% controlling stake in GDP, the gas distributing company of GALP and the largest in Portugal. We have also entered into agreements giving us the option to acquire stakes in two of the main Portuguese regional gas distribution companies, Portgás and Setgás. For further information on these transactions, see “Information on Our Company—Strategy—Developing an Iberian Gas Business.” In Spain, our current interest in the gas sector consists of our 39.5% holding in Hidrocantábrico, which controls Naturcorp, with more than 500,000 customers and approximately 10% of Spain’s regulated revenues for gas distribution, or 8% of gas distributed in Spain in terms of GWh. Following the acquisition of the additional 56.2% stake in Hidrocantábrico, we will be the second largest gas operator in Spain.

Our 2003 operating revenues amounted to €6,977.5 million (U.S.$8,491.6 million), approximately 90% of which represented electricity sales, yielding operating income of €905.7 million (U.S.$1,102.3 million). As of December 31, 2003, our total assets were €18,650.7 million (U.S.$22,697.9 million), and shareholders’ equity was €5,298.0 million (U.S.$6,447.7 million).

In Portugal, we generate power for consumption in both the Public Electricity System and the Independent Electricity System. In 2003, our generation facilities in Portugal had a total installed capacity of 7,939 MW. In the transmission function, REN operates the national grid for transmission of electricity throughout mainland Portugal on an exclusive basis pursuant to Portuguese law. REN also manages the system dispatch and the interconnections with Spain. EDPD, our distribution company, carries out Portugal’s local electricity distribution almost exclusively. EDPD provided approximately 5.8 million customers with 38,916 GWh of electricity in 2003. In Spain, Hidrocantábrico had a total installed capacity in 2003 of 2,820 MW and distributed a total of 8,659 GWh through its own network to more than 561,000 customers.

We expect regional electricity markets to consolidate in Europe as an initial step toward an integrated and liberalized electricity market within the European Union. For geographical and regulatory reasons, we anticipate that the Iberian electricity market will become our core market for our main electricity business following the implementation of MIBEL, which is expected to be operational by June 30, 2005. Further to this strategic focus, in 2001 and 2002, we expanded our energy operations in Spain with the acquisition of a 39.5% interest in Hidrocantábrico. The increase of our stake in Hidrocantábrico to 95.7% will result in the full integration of Hidrocantábrico’s operations within ours, which should allow us to enhance management flexibility, realize further synergies from the combination of our operations and improve business performance, thereby reinforcing our position as a leading Iberian energy company in advance of the opening of MIBEL. For more information on MIBEL, see “Information on the Company—The Iberian Electricity Market.”

FINANCIAL INFORMATION

You should read the following summary consolidated financial data in conjunction with “Operating and Financial Review and Prospects” below and our audited consolidated financial statements, interim consolidated financial statements and other financial data found elsewhere in this prospectus or incorporated by reference herein.

The summary financial data below has been extracted from our audited consolidated financial statements as of and for each of the three years ended December 31, 2003 and the notes thereto, as well as from our unaudited interim consolidated financial statements as of and for the six-month periods ended June 30, 2003 and 2004 and the notes thereto. These consolidated financial statements have been prepared in accordance with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See “Operating and Financial Review and Prospects—Portuguese GAAP compared with U.S. GAAP” and note 39 to our audited consolidated financial statements and note 37 to our interim consolidated financial statements for a discussion of the principal differences between Portuguese GAAP and U.S. GAAP with respect to our consolidated financial statements.

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
	(millions of EUR, except per ordinary share and per ADS data)
	(audited)			(unaudited)
Statement of income:
Amounts in accordance with Portuguese GAAP
Electricity sales	5,201	5,876	6,296	3,116	3,138
Other sales(1)	98	112	160	31	127
Services(2)	351	398	521	199	267
Total revenues	5,650	6,387	6,978	3,346	3,532
Raw materials and consumables	3,080	3,687	3,921	1,841	1,920
Personnel costs	592	625	647	345	325
Depreciation and amortization	665	740	846	408	389
Supplies and services	651	675	633	310	302
Own work capitalized(3)	(233)	(242)	(236)	(117)	(104)
Concession and power-generation rental costs(4)	149	158	176	88	95
Hydrological correction(5)	0	0	0	0	0
Other operating expenses, net	73	95	86	63	54
Total operating costs and expenses	4,977	5,738	6,072	2,939	2,980
Operating margin	674	649	906	407	552
Net interest expense(6)	205	223	359	183	181
Other non-operating income (expenses), net	126	(139)	(14)	59	(20)
Income before income taxes	594	287	532	284	350
Provision for income taxes (net of deferred taxes)	(203)	(172)	(196)	(111)	(103)
Minority interest	60	220	44	9	28
Net income	451	335	381	182	275
Net income from operations per ordinary share(7)	0.22	0.22	0.30	0.14	0.18
Net income from operations per ADS	2.25	2.16	3.02	1.36	1.84
Basic and diluted net income per ordinary share(7)	0.15	0.11	0.13	0.06	0.09
Basic and diluted net income per ADS(7)	1.50	1.12	1.27	0.61	0.92
Dividends per ordinary share(8)	0.11	0.09	0.09	—	—
Dividends per ADS(8)	1.13	0.90	0.90	—	—

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
	(millions of EUR, except per ordinary share and per ADS data)
	(audited)			(unaudited)
Cash flow data:
Amounts in accordance with Portuguese GAAP
Net cash from operating activities	1,221	898	1,774	791	852
Net cash used in investing activities	1,243	1,141	529	270	504
Net cash used in (from) financing activities	96	297	(1,119)	(512)	(486)
Balance sheet data (at period end):
Amounts in accordance with Portuguese GAAP
Cash and cash equivalents	34	214	287	143	204
Other current assets	1,496	1,863	1,919	1,866	1,860
Total current assets	1,530	2,077	2,207	2,009	2,064
Fixed assets, net(9)	9,844	11,204	11,652	11,210	11,706
Other assets	4,860	4,844	4,792	4,852	5,020
Total assets	16,233	18,125	18,651	18,071	18,790
Short-term debt and current portion of long-term debt	1,744	1,887	1,579	1,789	1,649
Other current liabilities	1,286	1,631	1,711	3,041	1,896
Total current liabilities	3,030	3,518	3,290	4,830	3,545
Long-term debt, less current portion	4,055	6,107	5,914	6,214	5,811
Hydro account(11)	388	324	0	0	0
Other long-term liabilities	2,423	2,616	3,525	1,174	3,461
Total liabilities	9,896	12,566	12,729	12,218	12,817
Minority interest	241	65	236	57	234
Hydro account(11)	0	0	388	383	375
Shareholders’ equity	6,097	5,494	5,298	5,413	5,364
Amounts in accordance with U.S. GAAP(10)
Fixed assets, net(9)	5,929	6,602	7,172		7,324
Total assets	15,455	16,922	17,730		18,118
Total current liabilities	3,052	2,551	3,280		3,416
Total long-term liabilities	7,721	10,420	10,892		10,731
Total liabilities	10,773	12,970	14,172		14,147
Shareholders’ equity	4,441	3,886	3,497		3,739
Operating Data:
Installed Capacity (MW)
Portugal	7,610	7,654	7,939	7,661	7,971
Spain	2,262	2,671	2,820	2,736	2,816
Electricity Distributed (GWh)
Portugal	36,025	36,931	38,916	19,372	20,138
Spain	7,919	8,375	8,659	4,227	4,525
Number of Electricity Distribution Customers (#)
Portugal	5,541,418	5,665,056	5,768,287	5,731,006	5,819,635
Spain	536,746	549,091	561,208	556,062	567,412

(1)	Consists of sales of steam, ash, information technology products and sundry materials.
(2)	Consists of electricity-related services, services to information technology systems, telecommunications, engineering, laboratory services, training, medical assistance, consulting, multi-utility services and other services.
(3)	Our consolidated income statements present expenses in accordance with their nature rather than their function. Therefore, costs incurred by us for self-constructed assets are capitalized as part of fixed assets and included as a reduction of total expenses under “Own work capitalized” when the related costs have been included in the relevant expense items.

(4)	Substantially all of these amounts relate to rent expenses paid to municipalities for the right to distribute electricity in the relevant municipal areas.
(5)	As required by government regulation, we record charges and credits to operating income, depending on hydrological conditions in a given year, to smooth the effect on our earnings and customer prices that result from changes in hydrological conditions. The difference between the economic costs of generating electricity and the economic reference costs based on an average hydrological year are included in this item. The imputed interest on the accumulated balance of the hydro account and other adjustments are included in “Other non-operating expenses (income).” In 2003 and for the following years, net gains and losses arising from the hydrological account are being charged to other non-operating income (expenses). In this respect, in 2003 we booked a € 19.4 million income item, or US$ 23.6 million, under this profit and loss account caption. Additionally, in 2001 we recorded a € 47.5 million income item. We did not record such an item in 2002.
(6)	Includes interest and related expenses and interest and related income.
(7)	Basic and diluted earnings per ordinary share are based on our historical average number of ordinary shares outstanding after giving effect to a 5 for 1 stock split and our average number of ordinary shares outstanding after giving effect to the 5 for 1 stock split plus the effect of the exercise of employee stock options, respectively. Basic and diluted earnings per ADS are based upon basic and diluted earnings per ordinary share multiplied by 10 as each ADS is equivalent to 10 ordinary shares on a post-split basis.
(8)	Based on 3,000,000,000 ordinary shares issued and outstanding.
(9)	Substantially all of these assets are subject to reversion to the Republic or the municipalities.
(10)	U.S. GAAP amounts for 2001 are not comparable to 2002 and 2003 due to the implementation of SFAS 142.
(11)	Commencing with 2003, the hydrological correction account is no longer presented in our consolidated balance sheet as a liability.

THE OFFERING

Holders of ADSs

ADS rights offering

Holders of our ADSs will receive one ADS right for each ADS they hold on the ADS record date. Holders of ADS rights will be entitled to subscribe at the ADS subscription price for a number of ADSs determined by multiplying the number of ADS rights they own by the factor 0.22. Fractions of ADSs will not be issued and any fractions arising through the exercise of ADS rights will be rounded down to the nearest whole ADS. Subscriptions will be accepted for a whole number of offered ADSs only, although holders of ADSs may exercise all or only part of their ADS rights.

To the extent you are a registered holder of ADSs on the ADS record date, we have arranged for our ADS depositary, Citibank, N.A., which is acting as ADS rights agent in connection with the rights offering, to send you an ADS rights certificate showing the number of offered ADSs you are entitled to subscribe for.

ADS rights agent	Citibank, N.A.

Oversubscription rights

ADS rights include oversubscription rights entitling holders of ADSs on the ADS record date to subscribe, at the ADS subscription price, for an additional number of offered ADSs, in the event that any offered shares (including offered ADSs) are not subscribed for pursuant to the initial exercise of rights.

In the event that the rights offering is oversubscribed pursuant to the exercise of oversubscription rights, the further offered ADSs available will be allocated to holders of ADS rights who have exercised their oversubscription rights. Such allocation will be prorated among oversubscribing ADS rights holders in proportion to their initial exercise of ADS rights in the event that the number of ADSs subscribed for pursuant to the exercise of oversubscription rights is greater than the number of offered shares, if any, (divided by ten) that the depositary is entitled to pursuant to the exercise of the oversubscription rights associated with the ordinary shares underlying the ADSs, and subject to any maximum limit specified by each oversubscribing holder. The oversubscription right is not separable from the ADS right.

Applications for offered ADSs pursuant to the exercise of oversubscription rights must be made together with subscriptions for offered ADSs pursuant to the initial exercise of ADS rights.

Underwriting	The underwriters have severally agreed, subject to certain conditions, to procure subscribers, or otherwise themselves to subscribe, for any remaining offered shares. See “Underwriting.”

Cum-rights date	The ADSs began trading with ADS rights on the NYSE following our board meeting on November 4, 2004.

Ex-rights date	The ex-rights date for the ADSs is expected to be November 9, 2004. The ADSs are expected to commence trading on the NYSE without any rights on and after that date.

ADS record date

The “ADS record date” for the purpose of determining entitlement to ADS rights is expected to be the close of business on November 12, 2004. The ADS rights will be credited to the book-entry system of DTC for further credit to the accounts of persons who held ADSs on the record date and registered holders will be sent their ADS rights certificates via first class mail as promptly as practicable thereafter.

ADS subscription period	From 9.00 a.m. (New York City time) on November 13, 2004 to 3.00 p.m. (New York City time) on November 23, 2004.

ADS subscription price

The ADS subscription price is U.S.$23.70 per offered ADS subscribed. The ADS subscription price is the U.S. dollar equivalent of the share subscription price, using an exchange rate of U.S.$1.2883 per Euro, multiplied by ten to reflect that each ADS represents ten ordinary shares. A subscriber of the offered ADSs must tender U.S.$24.89 per offered ADS subscribed, which represents 105% of the ADS subscription price, upon the exercise of each ADS right. This is to increase the likelihood that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of possible U.S. dollar to euro exchange rate fluctuations.

Transfer of ADS rights	The ADS rights are non-transferable. ADS rights that are not exercised by the end of the ADS subscription period will expire valueless without any compensation.

Exercise of ADS rights

Each holder or beneficial owner of ADS rights may exercise all or only part of its ADS rights, and may elect to exercise its oversubscription rights. Subscriptions must be received prior to 3.00 p.m. (New York City time) on November 23, 2004 by the ADS Rights Agent.

Each beneficial owner of ADS rights who wishes to exercise its ADS rights should consult with the financial intermediary through which it holds its ADSs and ADS rights as to the manner, timing and form of exercise documentation, method of payment of the ADS subscription price and other related matters required to effect such exercise. The financial intermediary with whom the subscription is made may require any person exercising rights to pay or block the ADS subscription price for the offered ADSs being subscribed for in a deposit account as a condition to accepting the relevant subscription.

We provide further details on how to exercise rights under “The Rights Offering.”

ADS rights exercise irrevocable	Any exercise of ADS rights will be irrevocable upon exercise and may not be canceled or modified after such exercise.

Unexercised ADS rights	ADS rights that are not exercised prior to the end of the ADS subscription period will expire valueless without any compensation.

Delivery of offered ADSs	We expect to have issued all the offered shares underlying the offered ADSs by December 2, 2004. Following the registration of the resulting share capital increase with the Portuguese Commercial

Registry in Lisbon, the issued ordinary shares will be delivered to subscribers by credit of such ordinary shares to each offered share subscriber’s individual book-entry securities account and, following the admission of the offered shares to listing and trading on Euronext Lisbon, the offered ADSs will be sent to each offered ADS subscriber (by credit to its book-entry account at the financial intermediary through which it holds the ADSs or in the form of an ADS certificate by first class mail if it is a holder registered directly with the depositary). This admission to listing and trading and the issuance of the offered ADSs is expected to take place on December 7, 2004. However, we can give no assurance that such admission to listing and trading or issuance and delivery will not be delayed.

Holders of Ordinary Shares

Share rights offering

Holders of our ordinary shares will receive one share right for each ordinary share that they own on the record date. Holders of share rights will be entitled to subscribe at the share subscription price for a number of offered shares determined by multiplying the number of share rights they own by the factor 0.22. Fractions of offered shares will not be issued and any fractions arising through the exercise of share rights will be rounded down to the nearest whole offered share. Subscriptions will be accepted for a whole number of offered shares only, although holders of ordinary shares may exercise all or only part of their share rights.

Rights offering coordinators	BCP Investimento—Banco Comercial Português de Investimento, S.A. and Caixa—Banco de Investimento, S.A.

Oversubscription rights

Share rights include oversubscription rights entitling holders of record on the record date to subscribe, at the share subscription price, for an additional number of offered shares, in the event that they are not subscribed for pursuant to the initial exercise of rights.

In the event that the rights offering is oversubscribed pursuant to the exercise of oversubscription rights, the further offered shares available will be allocated to holders of share rights who have exercised their oversubscription rights. Such allocation will be prorated among oversubscribing share rights holders in proportion to their initial exercise of share rights in the event that the number of shares subscribed for pursuant to the exercise of oversubscription rights is greater than the number of offered shares not initially subscribed for pursuant to the exercise of rights, if any, and subject to any maximum limit specified by each oversubscribing holder. The oversubscription right is not separable from the share right.

Cum-rights date	The ordinary shares commenced trading with share rights on Euronext Lisbon following our board meeting on November 4, 2004.

Share record date

The “share record date” for the purpose of determining entitlement to share rights will be 4.30 p.m. (Lisbon time) on November 8, 2004, which is the last day that the ordinary shares will trade with share rights on Euronext Lisbon. At the start of business on November 12, 2004, the share rights will be credited through the book-entry system of the Central de Valores Mobiliários, or CVM, the Portuguese book-entry system, to the accounts of persons who held ordinary shares on the record date.

Ex-rights date	The ex-rights date for the ordinary shares is November 9, 2004. The ordinary shares will commence trading on Euronext Lisbon without any rights on and after that date.

Share subscription period	From 8.30 a.m. (Lisbon time) on November 12, 2004 to 3.00 p.m. (Lisbon time) on November 25, 2004.

Share subscription price	€1.84 per offered share, which was the equivalent of U.S.$2.37 on November 4, 2004.

Transfer of share rights

Subject to compliance with relevant securities laws, the share rights are freely transferable and are expected to trade on Euronext Lisbon under the symbol “EDPDS” from 8.30 a.m. (Lisbon time) on November 12, 2004 to 4.30 p.m. (Lisbon time) on November 19, 2004.

Exercise of share rights

Each holder of share rights may exercise all or only part of its share rights, and may elect to exercise its oversubscription rights. Each holder of share rights can subscribe for offered shares pursuant to the exercise of share rights and oversubscription rights by delivering a duly executed subscription form to an authorized financial intermediary or by any other means approved by such authorized financial intermediary with whom the subscription is made. Subscription forms will be available during the subscription period at any of the branches of the rights offering coordinators in Portugal. Subscriptions must be received prior to 3.00 p.m. on November 25, 2004.

Each holder of share rights who wishes to exercise its share rights should consult with the financial intermediary through which it holds its ordinary shares and share rights as to the manner, timing and form of exercise documentation, method of payment of the share subscription price and other related matters required to effect such exercise. The authorized financial intermediary through whom the subscription is made may require any person exercising share rights to pay or block the share subscription price for the offered shares being subscribed for in a deposit account as a condition to accepting the relevant subscription.

We provide further details on how to exercise rights under “The Rights Offering.”

Share rights exercise irrevocable	Any exercise of share rights will become irrevocable and may not be canceled or modified after the close of business on November 22, 2004.

Unexercised share rights	Share rights that are not exercised prior to the end of the share subscription period will expire valueless without any compensation.

Delivery of offered shares	Upon due exercise of any share rights and payment of the share subscription price, the authorized financial intermediary with whom the subscription was made will register with the CVM such holder’s name or such holder’s nominee’s name and the amount of the exercised share rights.

We expect to issue the offered shares by December 2, 2004. Following the registration of the resulting share capital increase with the Portuguese Commercial Registry in Lisbon, the issued offered shares will be delivered to subscribers by credit of such offered shares to each subscriber’s individual book-entry securities account. This is expected to take place on or around December 7, 2004. We expect that the offered shares will be admitted to listing and trading on Euronext on December 7, 2004. However, we can give no assurance that such issuance and delivery or admission to listing and trading will not be delayed.

For additional information regarding the rights offering, see “The Rights Offering.”

RISK FACTORS

In addition to the other information included and incorporated by reference in this prospectus, you should carefully consider the following factors. There may be additional risks that we do not currently know of or that we currently deem immaterial based on information currently available to us. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of our ordinary shares or ADSs.

RISKS RELATED TO OUR CORE ELECTRICITY BUSINESS

The competition we face in the generation and supply of electricity is increasing, which may affect our electricity sales and operating margins.

The increase in competition from the Portuguese and Spanish implementation of EU directives intended to create a competitive electricity market may materially and adversely affect our business, results of operations and financial condition.

In Portugal, while we currently face limited competition from independent power producers in generation, we expect that this competition will increase as the industry further liberalizes. Portuguese law requires that contracts for the construction of future power plants in Portugal in the Binding Sector be awarded through competitive tender processes, in which we expect to participate. In a competitive tender process, we may lose opportunities to generate electricity in the Binding Sector in Portugal. For further information on the Binding Sector and the structure of the Portuguese electricity market, see “Information on the Company—Portugal—Electricity System Overview.”

In addition, the Portuguese government has implemented selected measures to encourage the development of various forms of electricity production, including auto production (entities generating electricity for their own use that may sell surplus electricity to the national transmission grid), cogeneration, small hydroelectric production (under 10 MVA installed capacity) and production using renewable sources. As an incentive from the Portuguese government, the electricity generated by these producers has been granted priority of sale in the Binding Sector. In 2003, the installed capacity of these producers was 1,885 MW, which represents 17% of the total installed capacity in Portugal. Through its subsidiaries, EDP participates in this generation area with an installed capacity of 272 MW.

The Portuguese regulatory structure now allows for competition in the supply of electricity, which could adversely affect our sales of electricity. In particular, as more electricity consumers elect to participate in the market-based Non-Binding Sector in Portugal, more electricity will be sold in the competitive markets, where prices may be lower than existing tariffs. The effects of this increased competition have not yet been fully determined, as full liberalization in the supply of electricity was only achieved on August 18, 2004.

Despite the complete liberalization of the Spanish generation and wholesale market since January 1, 2003, the majority of consumers have not changed their electricity supplier. Until now, this liberalization has mainly produced effects among medium- and high-voltage consumers. Although fixed rate tariffs are expected to predominate, at least in the short and medium term, among Spanish electricity consumers, especially low voltage consumers, there could be a more pronounced move to contractually-agreed prices in the future and these prices could be lower than regulated tariffs.

In the context of liberalization of the electricity market within the European Union, since the end of 2001, the Portuguese and Spanish governments have entered into several agreements for the creation of an Iberian electricity market, referred to as MIBEL, the main principles of which are free competition, transparency, objectiveness and efficiency. The stated intent of MIBEL is to guarantee Portuguese and Spanish consumers access to electricity distribution and to create interconnections with third countries on equal conditions applicable to Portugal and Spain. In addition, it is intended that the production of electricity by producers in Portugal and

Spain be subject to similar regulation, thereby allowing producers in one country to execute bilateral agreements for electricity distribution to consumers in the other country and facilitating the creation of an Iberian common electricity pool.

The scope of increased competition and any adverse effects on our operating results and market share resulting from the full liberalization of the European electricity markets, and in particular the Portuguese and Spanish electricity markets, combined with the opening of MIBEL (which is expected to occur by June 30, 2005), will depend on a variety of factors that cannot be assessed with precision and that are beyond our control. Accordingly, we cannot anticipate the risks and advantages that may arise from this market liberalization. When further implemented, the organizational model and resulting competition may materially and adversely affect our business, results of operations and financial condition.

Our core electricity operating results are affected by laws and regulations, including regulations regarding the prices we may charge for electricity.

As an electricity public service, we operate in a highly regulated environment. An independent regulator appointed by the Portuguese government, the Entidade Reguladora dos Serviços Energéticos, referred to as ERSE, or the regulator, regulates the electricity industry through, among other things, a tariff code that defines the prices we may charge for electricity services in the Binding Sector. In attempting to achieve an appropriate balance between, on the one hand, the interests of electricity customers in affordable electricity and, on the other hand, our need and the needs of other participants in the electricity sector to generate adequate profit, the regulator may take actions that adversely impact our profitability.

The final tariff collected by EDP Distribuição, or EDPD, our distribution company in Portugal, is calculated on the basis of a unitary tariff by level of electricity tension defined by ERSE, subject to a yearly adjustment on the basis of the Portuguese consumer price index, or CPI, less an efficiency factor. During the current regulatory period (2002-2004), the “efficiency factor” has increased from 5% (applicable during the 1999-2001 regulatory period) to approximately 7%. In addition, on the basis of this formula, net tariffs charged by EDPD have decreased in 2004 compared to 2003, which could adversely affect our profitability in 2004. In light of the expected implementation of the agreements creating MIBEL, we estimate that a new regulatory period will be established with a duration of only one year. The tariff set for that period or any new regulations promulgated in that period may adversely affect our business, results of operations and financial condition.

The current and future legislation contemplating the early termination of the PPAs could eventually adversely affect our revenues.

Following the Resolution of the Council of Ministers no. 63/2003 of April 28, 2003 relating to the promotion of liberalization of the electricity and gas markets in furtherance of the organizational structure of MIBEL, the Portuguese government enacted Decree law no. 185/2003 of August 20, 2003, which contemplates the eventual early termination of existing power purchase agreements, or PPAs, in accordance with conditions to be set out in a separate decree law, which will be approved by the Portuguese government pursuant to the legislative authorization granted by the Portuguese parliament under Law no. 52/2004 of October 29, 2004. Decree law no. 185/2003 of August 20, 2003 provides for the creation of compensation measures ensuring electricity generating companies an economic benefit equivalent to that of the PPAs, and the EU Commission announced on September 20, 2004 that the stranded cost compensation mechanism notified by the Portuguese government is not contrary to the state aid rules of the European Union. However, the amount of, and the criteria for determining, the compensation have not yet been defined and our generation revenues could otherwise be adversely affected if our generation sales are not made on terms substantially similar to those previously made to REN, the sole transmitter of electricity in Portugal. In addition, our operating margins may be adversely affected by new costs that are currently compensated through PPAs.

If our concessions from the Portuguese government and municipalities were terminated, we could lose control over our fixed assets.

Most of our revenues currently come from the generation and distribution of electricity. We conduct these activities pursuant to concessions and licenses granted by the Portuguese government and various municipalities.

These concessions and licenses are granted for fixed periods ranging in most cases from 20 to 75 years, but are subject to early termination under specified circumstances. The expiration or termination of concessions or licenses would have an adverse effect on our operating revenues. Upon expiration of licenses or termination of concessions, the fixed assets associated with licenses or concessions will, in general, revert to the Portuguese government or a municipality, as appropriate. Although specified compensatory amounts would be paid to us with respect to these assets in these circumstances, the loss of these assets may adversely affect our operations.

Our operational cash flow is affected by variable hydrological conditions.

Hydroelectric plants, which are powered by water, account for approximately 54% of our generation capacity in mainland Portugal. Our hydroelectric generation in Portugal is dependent on the amount and location of rainfall and river flows from Spain, all of which vary widely from year to year. Consequently, there is a high degree of variation in levels of hydroelectric production.

In years of less favorable hydrological conditions, we generate less hydroelectricity and must rely more heavily on thermal production to meet demand for electricity. Thermal generation, which is fired by coal, fuel oil, natural gas or a combination of fuels, is more expensive in terms of variable costs than hydroelectric generation. Our total variable production costs and costs of purchased electricity in a very dry year can vary from those in a very wet year by approximately €200 million. These increased costs in a dry year could have an adverse impact on our operational cash flow but not our results of operations, due to the effects of the hydrological correction account, which is a legally mandated mechanism that adjusts for variation in hydrological conditions across different years. For further information on the hydrological correction account, see “Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition—Hydrological Account.”

Our electricity business is subject to numerous environmental regulations that could affect our results of operations and financial condition.

Our electricity business is subject to extensive environmental regulations. These include regulations under Portuguese law, laws adopted to implement EU regulations and directives and international agreements on the environment. Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal waste products of fossil-fueled electricity generation are sulfur dioxide, or SO2, nitrogen oxides, or NOX, carbon dioxide, or CO2, and particulate matters such as dust and ash. A primary focus of environmental regulation applicable to our business is to reduce these emissions.

We incur significant costs to comply with environmental regulations requiring us to implement preventive or remediation measures. For example, we expect to make approximately €40 million of capital expenditures in 2004 to comply with applicable environmental laws and regulations to minimize the impact of our operations on the environment. Environmental regulatory measures may take such forms as emission limits, taxes or required remediation measures, and may influence our policies in ways that affect our business decisions and strategy, such as by discouraging our use of certain fuels.

Under the EU Directive relating to the emission of pollutants from Large Combustion Plants, Portuguese environmental authorities are currently creating a plan, called the National Emissions Reduction Plan, to reduce SO2 and NOx emissions. This plan is expected to be formally approved at the end of 2004. Additionally, with regard to CO2 emissions, new proposals defining greenhouse gas emission reduction measures were put forward for public comment in 2003, and are expected to be implemented in Portugal later this year. Although we expect to be in timely compliance with these new requirements, such requirements could necessitate additional licenses or the acquisition of emission rights and result in higher electricity costs.

We also have an interest in a nuclear power plant through Hidroeléctrica del Cantábrico, S.A., or Hidrocantábrico, which holds a 15.5% interest in the Trillo nuclear power plant in Spain. Nuclear operations use and generate radioactive and hazardous substances that have the potential to seriously impact human health and the environment.

There are particular risks associated with the operation of nuclear power stations, including accidents, the breakdown or failure of equipment or processes or human performance, including safety controls, and other catastrophic events that could result in the dispersal of radioactive material over large areas, thereby causing injury or loss of life and extensive property or environmental damage. Liabilities we may incur in connection with these risks could significantly reduce our revenues and increase our expenses and result in negative publicity and reputational damage. In addition, insurance proceeds may not be adequate to cover all liabilities incurred, lost revenue or increased expenses.

For further information on environmental matters, see “Information on the Company—Environmental Matters” below.

RISKS RELATED TO OUR OTHER BUSINESSES

Our involvement in international activities subjects us to particular risks that could affect our profitability.

Our investments in Brazil and in other countries present a different or greater risk profile than that of our electricity business in Portugal and Spain. Risks associated with our investments outside of Portugal and Spain include, but are not limited to:

•	economic volatility;

•	exchange rate fluctuations and exchange controls;

•	strong inflationary pressures;

•	government involvement in the domestic economy;

•	political uncertainty; and

•	unanticipated changes in regulatory or legal regimes.

We cannot assure you that we will successfully manage our operations in Brazil and other international operations.

Exchange rate instability and, in particular, fluctuations in the value of the Brazilian real against the value of the U.S. dollar (depreciation of 52% during 2002 and appreciation of 18% during 2003) may result in uncertainty in the Brazilian economy, which may affect the results of our Brazilian operations. In addition, we are exposed to translation risk when the accounts of our Brazilian businesses, denominated in Brazilian reais, are translated into our consolidated accounts, denominated in euro. We cannot predict movements in Brazil’s currency, and, since long-term Brazilian currency hedges are not available, a major devaluation of the real might adversely affect our results of operations and financial condition.

Regulatory, hydrological and infrastructure conditions in Brazil may adversely affect our Brazilian operations.

We hold interests in Brazilian distribution companies and have invested in Brazilian generation projects. In the past, our distribution activities and generation projects in Brazil have been adversely affected by regulatory, hydrological and infrastructure conditions in Brazil. These conditions could have a similar adverse effect on our Brazilian generation and distribution operations in the future.

Delays by the Brazilian energy regulatory authorities in developing a regulatory structure that encourages new generation have led to, and might also in the future contribute to, shortages of electricity to meet demand in some regions of Brazil. As a result, supply of electricity available for our distribution companies in Brazil has been limited and may be again in the future. In addition, the geographic location of generation plants, combined with transportation constraints, has limited, and might also in the future limit, our ability to transmit electricity generated in abundant rainfall areas to distribution companies operating in areas experiencing drought conditions. Sales by these distribution businesses have been and might in the future be affected by these conditions that limit the supply of electricity available for distribution.

The Brazilian electricity rationing program started in June 2001 and ended in February 2002 had an adverse effect on electricity consumption and on consumption habits in affected areas. Current consumption levels have not yet recovered to pre-rationing levels. This lower consumption has affected, and is expected to continue to affect, the demand for electricity supply with our distribution companies in Brazil. Consequently, in 2002 and 2003, our Brazilian operations could only dispose of surplus electricity at depressed prices.

In 2004, laws regarding the so-called New Model for the Brazilian electric utility sector were approved. As the regulations for the New Model have not yet been implemented, there is a risk that the new regulations may not be favorable for us. In addition, the New Model contemplates significant control by the Brazilian government, creating uncertainty regarding competition and further investments in the private sector.

Tariffs of distribution companies in Brazil currently consist of two components: non-manageable costs and manageable costs. The main purpose of this split is the maintenance of an adjusted tariff for inflation and the sharing of efficiency gains with consumers. The aim of distribution tariffs is to pass non-manageable costs through and to index manageable costs to inflation. Although it is expected that the New Model will maintain the pass-through of non-manageable costs, there might be delays in readjustment of the tariffs in the event of large macro-economic fluctuations (e.g., inflation and exchange rates). We cannot assure you that regulations implementing the New Model will fully mitigate the risk of delayed tariff adjustments.

We face various risks in our telecommunications business, including increasing competition from various types of service providers.

The telecommunications sector is highly competitive within Portugal and Spain and across the EU, and we expect competition to remain vigorous and even increase in the future.

In the fixed line telephone area, we compete for market share primarily with Portugal Telecom, or PT, which historically held a monopoly on fixed line services in Portugal and continues to hold a dominant position in this market. We also face competition from other fixed line operators in Portugal.

Our fixed line telephone business also faces strong indirect competition from cellular telephone service providers, particularly those in the voice segment. Mobile subscriptions have already overtaken the number of fixed line connections in Portugal and we expect this growth to continue.

We also face significant competition from numerous existing operators in the Internet and data services areas, both of which we have targeted, and we expect that new competitors will emerge as these markets continue to evolve.

We face managerial, commercial, technological and regulatory risks, as well as other risks, related to our telecommunications activity. Our ability to develop and successfully achieve profitability in this area may be affected if we are not able to manage these risks and this business efficiently in a competitive market. In 2003, our telecommunications activity generated a loss before taxes of €148.7 million.

We face new risks and uncertainties related to our activities in the gas sector.

We intend to develop an Iberian gas business as complimentary to and strategically aligned with our electricity business, as described in more detail in “Strategy—Iberian Energy—Developing an Iberian Gas Business.” The development of a significant position in the Portuguese gas sector depends on the closing of the acquisition provided for in the agreement we entered in March 2004 to purchase, together with Eni and REN, the entire share capital of GDP, the largest gas distribution company in Portugal. The completion of the acquisition is subject, among other conditions, to approval of the relevant competition authorities, which has been requested and in connection with which the EU Commission has decided to initiate proceedings under article 6.1(c) of Commercial Regulation (EC) no. 139/2004 of January 20, 2004 on the control of concentrations between undertakings. We may also face difficulties integrating this business with our current activities and the development of the business will expose us to new risks, including governmental and environmental industry regulation and economic risks relating to the fluctuations in the price of energy, currencies and time-lags between purchase and sale prices. We cannot assure you that we will successfully manage the development of our gas business, and a failure to do so could have an adverse effect on our business, results of operations or financial condition.

OTHER RISKS

The value of our ordinary shares and/or ADSs may be adversely affected by future sales of substantial amounts of ordinary shares by the Portuguese government or the perception that such sales could occur.

According to Decree law no. 218-A/2004 of October 25, 2004, known as the Reprivatization Decree Law, the Portuguese government may, after a period of 180 days following the verification of the results of the rights offering, sell all or a portion of its shareholding in us. Sales of substantial amounts of our ordinary shares by the Portuguese government, or the perception that such sales could occur, could adversely affect the market prices of our ordinary shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity.

Restrictions on the exercise of voting rights, as well as special rights granted to the Portuguese government, may impede an unauthorized change in control and may limit our shareholders’ ability to influence company policy.

Under our articles of association, no holder of ordinary shares, except the Portuguese Republic and equivalent entities, may exercise voting rights that represent more than 5% of our voting share capital. In addition, specific notification requirements are triggered under our articles of association when shareholders purchase 5% of our ordinary shares and under the Portuguese Securities Code when purchases or sales of our ordinary shares cause shareholders to own or cease to own specified percentages of our voting rights.

Pursuant to article 10 of the Reprivatization Decree Law, special rights granted to the Portuguese government by Decree law no. 141/2000 of July 15, 2000 are to be maintained for so long as the Portuguese government is an EDP shareholder. These rights provide that, without the favorable vote of the government, no resolution can be adopted at our general meeting of shareholders relating to:

•	amendments to our by-laws, including share capital increases, mergers, spin-offs or winding-up;

•	authorization for us to enter into group/partnership or subordination agreements; or

•	waivers of, or limitations on, our shareholders’ rights of first refusal to subscribe to share capital increases.

The Portuguese government may also appoint one member of our board of directors whenever the government votes against the list of directors presented for election at our general meeting of shareholders.

RISKS RELATED TO THE RIGHTS OFFERING

The market prices for our ADSs and ordinary shares may fluctuate and may decline below the ADS subscription price and the share subscription price, and we cannot assure you that the listing and admission to trading of the offered shares on Euronext Lisbon, and thus the offered shares becoming fungible with our existing shares, as well as the issuance of the offered ADSs, will occur when we expect.

We cannot assure you that the public trading market prices of our ADSs and ordinary shares will not decline below the ADS subscription price and the share subscription price. Should that occur after you exercise your rights, you will suffer an immediate unrealized loss as a result. Moreover, we cannot assure you that, following the exercise of rights, you will be able to sell your offered ADSs or offered shares at a price equal to or greater than the ADS subscription price or the share subscription price, as applicable. Until the offered shares are admitted to listing and trading on Euronext Lisbon, they will not be fungible with our existing ordinary shares currently traded on Euronext Lisbon. The admission to listing and trading on Euronext Lisbon depends on the registration of our share capital increase with the commercial registry following settlement of the offering (including settlement of any offered shares delivered pursuant to exercise of oversubscription rights). Similarly, until the ordinary shares underlying the offered ADSs are admitted to listing and trading on Euronext Lisbon, you will not be issued any offered ADSs for which you subscribed. We cannot assure you that the registration of the share capital increase with the commercial registry and the admission of the offered shares to listing and trading on Euronext Lisbon will take place when anticipated. See “The Rights Offering” for further information on the expected dates of these events.

Rights that are not exercised prior to the end of the ADS subscription period or the share subscription period, as applicable, will expire valueless without any compensation, and if you do not exercise your rights, you will suffer significant dilution of your percentage ownership of our shares and shares in the form of ADSs.

The ADS subscription period begins at 9.00 a.m. (New York City time) November 13, 2004 and expires at 3.00 p.m. (New York City time) on November 23, 2004. The share subscription period begins at 8.30 a.m. (Lisbon time) on November 12, 2004 and expires at 3.00 p.m. (Lisbon time) on November 25, 2004. Any rights unexercised at the end of the subscription period will expire valueless without any compensation. The ADS rights are not transferable and, accordingly, the only way to realize their value is to exercise them and purchase new ADSs.

The underwriters, as identified in the section entitled “Underwriting,” have severally agreed, subject to certain conditions, to procure subscribers, or otherwise themselves to subscribe, for any remaining offered shares. To the extent that you do not exercise your rights, your proportionate ownership and voting interest in EDP will, accordingly, be reduced, and the percentage that your current holdings of shares or shares in the form of ADSs represent of our increased share capital after completion of the rights offering will be disproportionately reduced. See “Dilution.” Even if you elect to sell your unexercised share rights, the consideration you receive for them may not be sufficient to fully compensate you for the dilution of your percentage ownership of our shares that may be caused as a result of the rights offering.

Holders of ADSs are subject to exchange rate risk.

In the event that the U.S. dollar to euro exchange rate declines, holders subscribing for offered ADSs may be required to pay more than U.S.$23.70 per offered ADS for which they have subscribed.

The ADS subscription price is U.S.$23.70 per offered ADS subscribed. The ADS subscription price is the U.S. dollar equivalent of the share subscription price, using an exchange rate of U.S.$1.2883 per Euro, multiplied by ten to reflect that each ADS represents ten ordinary shares. A subscriber of the offered ADSs must tender U.S.$24.89 per offered ADS subscribed, which represents 105% of the ADS subscription price, upon the exercise of each ADS right. This is to increase the likelihood that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of possible U.S. dollar to euro exchange rate fluctuations. The ADS rights agent expects to make the conversion from U.S. dollars into euros on November 24, 2004 at a market-based rate to pay the share subscription price for the offered shares underlying the offered ADSs subscribed for (excluding any offered ADSs subscribed for pursuant to the exercise of oversubscription rights), and, if necessary, to make an additional conversion at a market-based rate on a subsequent date to purchase any offered ADSs subscribed for pursuant to the exercise of oversubscription rights. If there is any excess in U.S. dollars as a result of such conversion or conversions, the ADS rights agent will refund the excess U.S. dollar subscription price to the subscribing ADS holder without interest. However, if there is a deficiency as a result of such conversion or conversions, the ADS rights agent will not issue and deliver the offered ADSs to such subscribing ADS holder until it has received payment of the deficiency.

An active trading market may not develop for the share rights and, if a market does develop, the share rights may be subject to greater volatility than our ADSs and ordinary shares.

A trading period has been set for the share rights from November 12, 2004 to November 19, 2004. We cannot assure you that an active trading market in the share rights traded on Euronext Lisbon will develop during the trading period or that any over-the-counter trading market in the rights will develop. Even if active markets develop, the trading price of the rights may be volatile.

In the event that there are remaining offered shares and the underwriting agreement is terminated, holders who have exercised their rights would effectively be unable to subscribe for the offered ADSs or offered shares, as the case may be, as the share capital increase relating to the offering will become invalid if the offering is not fully subscribed and the rights offering will be terminated.

As is market practice for offerings of this type, the underwriting agreement is subject to the fulfillment of certain conditions, and may be terminated upon the occurrence of certain events, including certain events of force majeure, the termination of our agreements to acquire Hidrocantábrico and the breach of representations and warranties by us under the underwriting agreement. Should the underwriting agreement be terminated, if there are any remaining offered shares, holders who have exercised their rights would effectively be unable to subscribe for the offered ADSs or offered shares, as the case may be, as the share capital increase will not be effective unless the offering is fully subscribed.

USE OF PROCEEDS

The net proceeds to us from the rights offering, after deduction of commissions and estimated expenses, are estimated to be €1.16 billion, which was the equivalent of U.S.$1.49 billion on November 4, 2004. We plan to use the net proceeds to finance the acquisition of an additional 56.2% stake in Hidrocantábrico, which will increase our current holdings in that company from 39.5% to 95.7% of its outstanding share capital. See “Information on the Company—Overview—Electricity” for further details on this acquisition.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our capitalization and indebtedness as of September 30, 2004. You should read this table in conjunction with the audited consolidated financial statements and interim consolidated financial statements.

	As of September 30, 2004	Adjustments to reflect the rights offering	As adjusted for the rights offering
	(thousands of EUR)	(thousands of EUR)	(thousands of EUR)
Short-term debt and current portion of medium- and long-term debt	1,597,439	—	1,597,439

Medium- and long-term debt:	5,830,581	—	5,830,581

Bank loans	2,216,772	—	2,216,772
Bonds	3,513,809	—	3,513,809
Commercial paper	100,000	—	100,000
Total debt	7,428,020	—	7,428,020

Shareholders’ equity:
Authorized and issued share capital (nominal value of shares)	3,000,000	656,538	3,656,538
Treasury stock	(37,182)		(37,182)
Reserves and retained earnings	2,157,058	551,491	2,708,550
Consolidated net profit	350,612		350,612
Total shareholders’ equity	5,470,488	1,208,029	6,678,517

Total capitalization	12,898,508	1,208,029	14,106,537

(1)	The issued share capital is fully paid.
(2)	As at September 30, 2004, no undertaking within the EDP Group, either individually or collectively, had any guarantees or other contingent liabilities outside the EDP Group, which were material in the context of the EDP Group.
(3)	As at September 30, 2004, our indebtedness was unsecured, except for EUR 5.7 million of our total medium- and long-term debt, which was guaranteed.
(4)	There has been no material change to the consolidated capitalization and indebtedness, contingent liabilities or guarantees of EDP since September 30, 2004.

DILUTION

In the event that existing ADS holders or shareholders elect not to exercise their rights, such ADS holders or shareholders will experience substantial dilution of their ownership interest because other ADS holders or shareholders may subscribe for additional offered shares or offered ADSs pursuant to the exercise of their rights and because the underwriters have agreed, subject to certain conditions, to procure subscribers, or otherwise themselves to subscribe, for any remaining offered shares. See “Underwriting.” Existing ADS holders or shareholders that do not exercise their rights in the rights offering will be diluted such that a shareholder holding 1.00% of our outstanding ordinary share capital prior to the rights offering will have its shareholding reduced to approximately 0.82% of our outstanding ordinary share capital following the issuance of 656,537,715 offered shares (including offered ADSs) in the rights offering. See “Risk Factors—Risks Relating to the Rights Offering.” If you do not exercise all of your rights, you will suffer significant dilution of your percentage ownership of our ordinary shares.”

INFORMATION ON THE COMPANY

OVERVIEW

Electricity

Historically, electricity has been our core business. We underwent a restructuring in 1994, at which time we formed subsidiaries to operate in the areas of electricity generation, transmission and distribution. Following the government’s purchase from us of a 70% interest in REN in 2000, our two principal electricity subsidiaries were our electrical generation company, CPPE, and our distribution company, EDPD, which was formed in early 2000 by the merger of our four wholly-owned distribution companies. These two wholly-owned subsidiaries, together with REN, carried out electricity generation, transmission and distribution activities in Portugal. On March 29, 2001, we announced the creation of EDP—Gestão da Produção de Energia S.A., or EDP Produção, a subsidiary that began operations in July 2001 and now holds most of our Portuguese energy production-related units as part of measures we are implementing to enhance our organizational efficiency.

We are the largest producer and distributor of electricity in Portugal and will become the third largest utility operator in the Iberian market following our announced acquisition of a further 56.2% stake in Hidrocantábrico, which is described in further detail below. Hidrocantábrico operates electricity generation plants and distributes and supplies electricity and gas, mainly in the Asturias and Basque regions in Spain. We intend to use the proceeds of this offering to finance this acquisition. For further information on the acquisition, see “Use of Proceeds” and “Information on the Company—Overview—Electricity.”

In 2003, we accounted for approximately 82% of the installed generation capacity in the Portuguese Public Electricity System, or PES, and 99% of the distribution in the PES. REN, in which we hold a 30% equity interest, accounted for 100% of the transmission in the PES. Hidrocantábrico, Spain’s fourth largest utility operator, accounted for 4.7% of Spanish mainland generation capacity, or 5.5% excluding special regime facilities (which are generally cogeneration and renewable energy facilities), and 6.5% of the Spanish liberalized electricity supply market.

Our 2003 operating revenues amounted to €6,977.5 million (U.S.$8,491.6 million), approximately 90% of which represented electricity sales, yielding operating income of €905.7 million (U.S.$1,102.3 million). As of December 31, 2003, our total assets were €18,650.7 million (U.S.$22,697.9 million), and shareholders’ equity was €5,298.0 million (U.S.$6,447.7 million).

The following table shows our revenues by activity and geography:

	Year ended December 31,			June 30, 2004
	2001	2002	2003
	(audited)			(unaudited)
	(millions of EUR)
Energy(1)
Portugal	4,599	5,001	5,038	2,483
Spain	0	324	675	379
Brazil	691	669	1,008	513
Telecommunications
Portugal	126	187	161	78
Spain	62	134	170	88
Information Technology	189	224	186	91
Adjustments(2)	(16)	(151)	(261)	(100)

Total	5,650	6,387	6,978	3,532

(1)	Consists of electricity in Portugal and Brazil and electricity and gas in Spain.
(2)	Revenue figures for each year have been adjusted to include revenues from services and to exclude intercompany transactions.

In Portugal, we generate power for consumption in both the PES and the Independent Electricity System. In 2003, our generation facilities in Portugal had a total installed capacity of 7,939 MW. In the transmission function, REN operates the national grid for transmission of electricity throughout mainland Portugal on an exclusive basis pursuant to Portuguese law. REN also manages the system dispatch and the interconnections with Spain. EDPD, our distribution company, carries out Portugal’s local electricity distribution almost exclusively. EDPD provided approximately 5.8 million customers with 38,916 GWh of electricity in 2003. In Spain, Hidrocantábrico had a total installed capacity in 2003 of 2,820 MW, distributed a total of 8,659 GWh through its own network to more than 561,000 customers and invoiced 4,712 GWh of electricity supply.

We expect regional electricity markets to consolidate in Europe as an initial step toward an integrated and liberalized electricity market within the European Union. For geographical and regulatory reasons, we anticipate that the Iberian electricity market will become our core market for our main electricity business following the opening of MIBEL, which is expected to occur by June 30, 2005. Further to this strategic focus, in 2001 and 2002, we expanded our energy operations in Spain with the acquisition of a 39.5% interest in Hidrocantábrico. The increase of our stake in Hidrocantábrico to 95.7% will result in the full integration of Hidrocantábrico’s operations within ours, which should allow us to enhance management flexibility, realize further synergies from the combination of our operations and improve business performance, thereby reinforcing our position as a leading Iberian energy company in advance of the opening of MIBEL.

Acquiring an Increased Stake in Hidrocantábrico

We intend to use the proceeds of this offering to finance the acquisition of an additional 56.2% stake in Hidrocantábrico, thereby bringing our total interest in it to 95.7%. Under agreements executed on July 29, 2004, we have agreed to acquire:

•	a 34.6% interest in Hidrocantábrico from Energie-Baden-Württemberg AG, or EnBW, for consideration of €649 million in the form of cash;

•	a 17.5% interest in Hidrocantábrico from Cajastur—Caja de Ahorros de Asturias, or Cajastur, for consideration of €453 million in the form of EDP shares; and

•	a 4.1% interest in Hidrocantábrico from Cáser—Caja de Seguros Reunidos, Compañía de Seguros y Reaseguros, S.A., or Cáser, for consideration of €93 million in the form of cash.

The number of EDP shares to be delivered to Cajastur will be based on the volume-weighted average price of EDP’s shares during the six months prior to July 28, 2004 (€2.2862 per share), adjusted for the dilution effect resulting from the rights offering. On the basis of this same price determination, we have agreed to acquire the EDP shares to be delivered to Cajastur from the Portuguese Republic. Cajastur and Cáser will retain interests aggregating to a 3.1% stake in Hidrocantábrico and, pursuant to a new shareholders’ agreement entered into on July 29, 2004 that will be effective upon completion of the acquisition, will have certain veto rights, especially in relation to certain matters relating to regional concerns, which will preserve Hidrocantábrico’s links with the region of Asturias. In addition, Cajastur will have a long-term put option entitling it to sell its interest in Hidrocantábrico to us at a price indexed to the value of our ordinary shares. Completion of the acquisition of the additional stake in Hidrocantábrico depends on completion of the rights offering, such that if the rights offering is terminated, we will not acquire this additional stake.

Gas

We also have investments, notably in gas utilities, which we regard as complementary to our core electricity business.

Since July 2000, we have held a 14.27% ownership interest in GALP Energia SGPS, S.A. or GALP, a holding company with interests in GDP—Gás de Portugal, SGPS, S.A., or GDP, Transgás—Sociedade Portuguesa de Gás Natural, S.A., or Transgás, companies that transport and supply natural gas throughout Portugal, and Petróleos de Portugal—Petrogal, S.A., a company involved in oil refining and distribution and the production of petroleum products.

In April 2003, the Portuguese government announced recommendations concerning the reorganization of the Portuguese energy sector, in the context of which we may become a major participant in the Iberian combined gas and electricity sector. This announcement included recommendations that Portuguese gas and electricity activities be combined and developed by us in order to strengthen our position in the competitive Iberian market. In connection with the Portuguese energy sector reorganization, in March 2004 we entered into an agreement to purchase, together with Eni, S.p.A., or Eni, and REN, the entire share capital of GDP. The agreement is subject to specified conditions, including the approval of the relevant competition authorities. In addition, in November 2003, we entered into agreements giving us an option to purchase interests in Portgás—Sociedade de Distribuição de Gás, S.A., or Portgás, and Setgás—Sociedade de Produção e Distribuição de Gás, S.A., or Setgás, two of the major regional gas distribution companies in Portugal. On September 20, 2004, the Portuguese Competition Authority declared its non-opposition to the Portgás transaction, which is a condition to completion of the transaction should the option be exercised. For more information on these transactions, please see “Strategy—Iberian Energy—Developing an Iberian gas business.”

Our interests in the gas sector in Spain are held through Hidrocantábrico, which is the controlling shareholder in Naturcorp, the leading gas company in the Basque region of Spain. For more information on our participation in the Spanish gas sector, please see “Spain-History and Overview.”

Telecommunications

In 2000, taking into consideration our existing resources and expertise, we decided to pursue telecommunications activities.

Currently, ONI, SGPS, S.A., or ONI, our 56%-owned subsidiary and the holding company for our telecommunications businesses has the overall responsibility for strategic and financial matters relating to our telecommunications business segments. Pursuant to a recent reorganization, ONI’s businesses are currently focused on two main areas: wireline Portugal and wireline Spain, which areas are discussed in further detail in “Telecommunications” below.

Information Technology

We pursue the information technology business through our wholly owned subsidiary EDINFOR, which holds a 57.77% interest in ACE—Holding SGPS, S.A., or ACE. ACE owns 100% of CASE—Concepção e Arquitectura de Soluções Informáticas Estruturadas, S.A., or CASE. CASE provides consulting and information systems services to us and to third parties. On September 30, we announced our intention to enter into exclusive negotiations with LogicaCMG a view to entering into a strategic partnership involving the sale of 60% of EDINFOR’s share capital. See “Strategy—Information Technology” below for more information on these negotiations.

Group capital expenditures and investments

The following table sets forth our capital expenditures and investments for the years 2001 through 2003 and the first half of 2004, divided into operating investment and financial investment. Operating investment generally refers to the development and acquisition of fixed assets and financial investment generally refers to the acquisition of equity interests in companies.

	Year ended December 31,			Six months ended June 30, 2004
	2001	2002	2003
	(audited)			(unaudited)
	(thousands of EUR)
OPERATING INVESTMENT:
Energy:
Portugal:
Generation:
Thermal/Hydro	109,646	204,979	213,851	91,939
Renewable: wind	6,574	11,397	38,533	31,410
Renewable: biomass(1)	0	35,205	922	28
Cogeneration	13,142	9,618	33	22
Engineering and Operations and Maintenance(2)	2,371	15,264	7,809	1,368

Total Generation	131,733	276,463	261,148	124,767
Distribution:(3)
Investment, net of subsidies	181,938	241,551	263,056	117,929
IT Systems (transfer from EDINFOR to EDPD)	0	80,547	11,974	0
Subsidies in kind (assets)	69,533	54,095	61,039	31,083
Subsidies in cash	78,490	56,853	59,714	34,619

Total Distribution	329,961	433,046	395,783	183,630
Supply(4)	980	8,337	6,218	1,629
Total technical costs	462,674	717,846	663,148	310,026
Financial costs capitalized	15,867	15,361	24,005	11,404

Total Portugal	478,541	733,208	687,153	321,429
Spain:
Hidrocantábrico(5)	0	84,775	70,528	53,780

Total Spain	0	84,775	70,528	53,780

Total Energy Portugal and Spain	478,541	817,983	757,681	375,209
Brazil:
Generation	40,836	55,600	58,676	85,931
Distribution:
Bandeirante	47,226	25,413	39,392	12,462
Escelsa	0	16,208	18,639	7,305
Enersul	0	25,152	16,184	7,862
EDP Brazil	1,608	261	415	402

Total Brazil	89,670	122,634	133,306	113,962
Telecommunications(6) and Information Technology:
Telecommunications	239,019	311,962	28,564	13,541
Information Technology	70,977	41,833	58,784	7,344

Total Telecommunications and Information Technology	309,996	353,795	87,348	20,884
Other:
Other Operating Investment(7)	29,530	45,362	24,939	5,029

TOTAL OPERATING INVESTMENT	907,737	1,339,773	1,003,274	515,084

	Year ended December 31,			Six months ended June 30, 2004
	2001	2002	2003
	(audited)			(unaudited)
	(thousands of EUR)
FINANCIAL INVESTMENT:
Energy:
Portugal:
Acquisition of additional 10% shareholding in Turbogás	0	20,986	0	0
Spain:
Acquisition of Naturcorp by Hidrocantábrico(8)	0	0	100,235	0
Acquisition of Hidrocantábrico by EDP(9)	262,388	520,591	0
Brazil:
Acquisition of share capital of IVEN (Escelsa/Enersul)	209,011	0	0	0

Total Energy	471,399	541,577	100,235	0
Telecommunications:
Acquisition of Comunitel by ONI	69,554	0	0	3,649

Total Telecommunications	69,554	0	0	3,649
Other:
Subscription to BCP rights issue and capital increase	0	30,636	40,599	0
Acquisition of Escelsa notes(10)	0	379,964	0
Other financial investments	12,328	15,718	40,926	5,709

Total Other	12,328	426,318	81,525	5,709

TOTAL FINANCIAL INVESTMENT	553,281	967,896	181,760	9,358

TOTAL CAPITAL EXPENDITURES AND INVESTMENTS	1,461,018	2,307,669	1,185,034	524,442

(1)	Renewable—biomass investment in 2002 includes €35.2 million relating to an internal transfer of the Mortágua biomass power plant, from EDP, S.A. to EDP Produção Bioeléctrica. As such, this did not affect our cash flow in 2002.
(2)	In 2001, expenditures in engineering and operations and maintenance (or O&M) include the expenditures made by Tergen, HidrOeM and EDP Produção, which companies were created in 2001.
(3)	Distribution includes capital expenditures of EDPD.
(4)	Supply comprises the capital expenditures of EDP Energia, our company operating in the liberalized market.
(5)	Investment represents 40% of Hidrocantábrico’s operational investments, as we proportionally consolidate our 39.5% interest in Hidrocantábrico at the 40% level.
(6)	Investments for telecommunications include primarily infrastructure.
(7)	Other Operating Investment includes investments by the EDP Group in installations and equipment at the holding company level, investments by our real estate companies and investments by our support services companies.
(8)	Investment represents 40% of Hidrocantábrico’s financial investments in the acquisition of Naturcorp, as we proportionally consolidate our 39.5% interest in Hidrocantábrico at the 40% level.
(9	Total investment in the acquisition of 39.5% of Hidrocantábrico (which we proportionally consolidate at the 40% level) amounts to €782.9 million, of which €262.4 million was invested in 2001.
(10)	In 2002, we acquired certain notes issued by Escelsa. For more information on this transaction, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2003 20-F.

Total capital expenditures and investments of €1,185.0 million in 2003 represented a 48.6% decrease from total capital expenditures and investments of €2,307.7 million in 2002. This decrease was primarily due to lower financial investments in 2003 compared to 2002. In 2002, we finalized the acquisition of our 39.5% stake in Hidrocantábrico in the amount of €782.9 million, of which €262.4 million was paid in 2001 and €520.6 million in 2002. In addition, in 2002 we also acquired part of Escelsa’s notes issued in U.S. dollars for the total amount of €380 million. Having reduced the exchange rate risk relating to U.S. dollar debt of our Brazilian subsidiaries, we did not enter into any further debt acquisition programs in 2003. The decrease in total capital expenditures and investments from 2002 to 2003 was also due to a lower level of operational investments in 2003. In Portugal, we made lower operating investments in our distribution business in 2003, reflecting the internal transfer from EDINFOR to EDPD of a commercial and administrative information technology system in 2002, and overall investments in generation were lower as a result of the internal transfer in 2002, from EDP to EDP Produção Bioeléctrica, of the investment made in 1999 related to the Mortágua biomass power plant, which does not represent a cash outflow, but was included in our 2002 capital expenditures and investments. Additionally, we had lower expenditures in telecommunications in 2003, as a result of the divestment of our UMTS business.

We expect total operational investments in 2004 to be approximately €1,200 million, concentrated mainly in generation and distribution.

The capital expenditures set forth above have not been adjusted to reflect the fact that certain expenditures represent transfers between businesses within the EDP Group of assets that had previously been accounted for by the transferors as their own capital expenditures. The capital expenditures above have also not been adjusted for divestments of certain financial investments. Adjusting for these transactions would result in the following:

	Year ended December 31,			June 30, 2004
	2001	2002	2003
	(audited)			(unaudited)
	(thousands of EUR)
Total Capital Expenditures and Investments:	1,461,018	2,307,669	1,185,034	524,442

Internal Transfers:
IT Systems (from EDINFOR to EDPD)		(80,547)	(11,974)
Mortágua Biomass Power Plant (from EDP, S.A. to EDP Produção Bioeléctrica)		(35,180)
Divestments:
ESSEL	(77,800)
Redal		(26,905)
Optep (Optimus)		(315,000)
Iberdrola, S.A.			(400,102)
Oni Way				(61,449)

Total Internal Transfers and Divestments	(77,800)	(457,632)	(412,076)	(61,449)

Adjusted Total Capital Expenditures and Investments	1,383,218	1,850,037	772,958	462,993

In recent years, a significant part of our capital expenditures on electricity projects in mainland Portugal has been in distribution. Since EDPD is required by law to connect all customers who wish to be supplied by the PES, a large part of capital expenditures is spent in connecting new customers, improving network efficiency and developing the network (installing new cables and lines) to accommodate the growth in consumption. In addition, we are required to meet government standards for meter control, which requires us to make further investments in new meters. Our investment in distribution in Portugal in 2003 totaled €395.8 million compared with €433.0 million in 2002 and €330.0 million in 2001, and mainly consisted of recurring capital expenditures necessary for the operation, improvement and expansion of our distribution network in Portugal, including expansion to accommodate growth in consumption and maintenance. In keeping with our strategic goal of reducing recurring capital expenditures in our core electricity business, capital expenditures in distribution declined between 1998 and 2000 due to lower costs in materials and services and a reduced allocation of these costs to capital expenditures. Between 2000 and 2003, EDPD’s capital expenditures increased due to higher investments in the distribution network pursuant to our public commitment to improve the quality of service by reducing the equivalent interruption time in the distribution of electricity. In 2002, the increase in EDPD capital expenditures also reflects the internal transfer from EDINFOR to EDPD of €80.5 million worth of assets that relate to non-recurring investments made in a commercial and administrative information technology system based on the SAP platform. In 2003, EDPD capital expenditures also included €12.0 million related to the transfer of this information technology system. As such, this transfer did not affect our cash flow in 2002 and 2003.

Under current regulations in Portugal, EDPD receives contributions directly from customers for a portion of its capital expenditures for new connections to the transmission and distribution networks. The total amount of contributions from customers in 2003 was approximately €121 million compared with approximately €111 million in 2002.

During 2003, we invested €261.1 million in generation in Portugal, compared with €276.5 million in 2002 and €131.7 million in 2001. The higher capital expenditures in 2003 and 2002 compared to 2001 were primarily a result of expenses incurred due to the start of construction of the first two 392 MW units of the TER CCGT plant and of the two 94 MW units of the Venda Nova hydroelectric plant. We expect a similar level of operational investment in generation in Portugal in 2004.

In Portugal, we expect to focus future distribution capital expenditures on connecting new clients and improving the quality of the electricity service through a more efficient network. We expect to concentrate future generation capital expenditures on the development of new hydroelectric projects and in the construction of the new TER CCGT power plant. Future capital expenditures in generation may also include special projects such as co-generation and wind power generation opportunities. While the actual amount of our future investments will depend on factors that cannot be currently foreseen, we expect to incur recurring capital expenditures of approximately €700 million annually until 2006 in the aggregate in our core electricity generation and distribution businesses in Portugal during this period.

In Spain, apart from the capital expenditure of €250.6 million (our proportional share of this expenditure being €100.2 million) for the acquisition of Hidrocantábrico’s 62% stake in Naturcorp, additional capital expenditures of €176.3 million were incurred (our proportional share of this expenditure being €70.5 million) during 2003 on generation, electricity distribution and on special regime generation projects. Hidrocantábrico’s 2003 operational investments decreased compared to 2002, due to lower investments in generation and electricity distribution activities. Investments in generation decreased due to the completion of the Castejón CCGT plant in September 2002. As for electricity distribution activity, fewer investments were made in expansion outside Asturias (northern region of Spain). Investment in special regime generation increased in 2003 with the construction of the P.E. del Cantábrico (65 MW), the P.E. Arlanzón (34 MW) and the P.E. Albacete (124 MW) wind farms.

In line with our strategic objectives of building our fixed line telecommunications and our international activities, we also may incur additional capital expenditures in connection with these activities and other strategic investments as well as non-recurring capital expenditures such as for information technology. With respect to investments in Brazil, we currently expect to fund any future capital expenditures with cash flow generated by local operations and or by reais-denominated debt.

We made capital expenditures related to environmental matters in 2003 and 2002 of approximately €15 million. We expect these capital expenditures to amount to approximately €40 million in 2004, of which €20 million will be related to new investments in emissions abatement equipment in the Sines power plant, in order to adapt the facility to the new environmental regulations relating to SO2 and NOx emissions.

Over the next three years, we expect to incur capital expenditures of approximately €3.25 billion, more than 75% of which will be dedicated to the expansion of electricity generation facilities in Portugal and Spain, including renewable energy facilities, and the improvement of the quality of our electricity distribution network in Portugal.

We believe that cash generated from operations and existing credit facilities is sufficient to meet present working capital needs. We currently expect that our planned capital expenditures and investments will be financed from internally generated funds, existing credit facilities and customer contributions, which may be complemented with medium- or long term debt financing and equity financing as additional capital expenditure and financial investment requirements develop. To learn more about our sources of funds and how the availability of those sources could be affected, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

International Investments

Apart from Spain, we have made a number of international investments in the electricity and water sectors in Brazil, Cape Verde, Guatemala and Macau. In accordance with our strategy of shareholder value creation, we have divested in non-strategic holdings in Chile and Morocco. We have also reorganized our shareholding in CEM—Companhia de Electricidade de Macau, or CEM. As a result, China Power International Holding, a Chinese electricity company, has acquired a 6% interest in CEM and our stake in CEM has decreased slightly, from 21.78% to 21.19%. For more information on CEM and this transaction, please see “Other Investments and International Activities” below.

STRATEGY

Our principal strategic objective is the creation of shareholder value through the achievement of sustained real earnings growth and our primary strategic focus is on consolidating and expanding our position in energy activities in the Iberian Peninsula. Accordingly, we have redefined our concept of our domestic market to include the Iberian Peninsula and are positioning ourselves for the Iberian electricity market that will develop in the future, particularly following the implementation of MIBEL, which is expected to begin operating by June 30, 2005. In this context, we acquired operating control of Hidrocantábrico in 2001, the fourth largest electricity operator in Spain, which, in turn, acquired Naturcorp, the second largest gas operator in Spain, in 2003, and we plan to use the proceeds of this offering to increase our holdings in Hidrocantábrico to 95.7%. See “Use of Proceeds” and “Information on the Company—Overview—Electricity.”

While expanding into the Spanish gas and electricity sectors, we are also strengthening our core electricity and gas business in Portugal. During recent years, we have been making considerable efforts to optimize and restructure our Portuguese generation and distribution activities in preparation for the full liberalization of electricity supply in Portugal and the expected integration of the Portuguese and Spanish electricity markets. In connection with these efforts, we are taking steps to improve the quality of service through cost-conscious investment in technical and commercial infrastructure, particularly in the areas of electricity distribution and sales, and further restructure our human resources, primarily in our distribution business. In this regard, we have had and continue to have programs in place that are aimed at reducing our headcount and we intend to expand our sales and customer service human resource capabilities. We are also increasing our electricity generation capacity through modernization of existing facilities and selective development of new facilities, in each case mindful of environmental requirements and concerns.

Outside of our Iberian energy activities, we have also sought to focus on our core business through divestiture of non-strategic financial investments, as demonstrated by our sale in 2003 of our 3% stake in the Spanish electricity company Iberdrola, and to selectively pursue other business activities that are complementary to our energy activities. These other business activities include selectively pursuing international opportunities in electricity, developing our telecommunications business in Portugal and Spain, and restructuring our information technology business.

Iberian Energy

Our primary strategic focus is the Iberian energy market, where we are consolidating our position as a leading energy company. We are the leading electricity company in Portugal. We also intend to develop activities in the Portuguese gas sector by translating our financial investment in GALP into a controlling stake in GDP. In Spain, we currently exercise operating control over Hidrocantábrico. Hidrocantábrico acquired a 62% stake of Naturcorp in March 2003 and currently has a 56.8% stake in Naturcorp after Gas Natural exchanged its 20.5% interest in Gas de Euskadi, a subsidiary of Naturcorp, for a direct interest in Naturcorp. Following completion of the rights offering and the application of its proceeds as described above in “Use of Proceeds” and “Information on the Company—Overview—Electricity,” our stake in Hidrocantábrico will be 95.7%.

In the Iberian energy market our strategic objectives are:

•	preserving the value of our business in the Portuguese energy sector in light of the liberalization of the Portuguese electricity market and the creation of an integrated Iberian market;

•	growing our electricity Iberian platform through Hidrocantábrico; and

•	developing an Iberian gas business by leveraging our existing assets.

Preserving the Value of our Business in the Portuguese Energy Sector

In the Portuguese energy sector, we face increasing competition arising from the liberalization of the electricity market in Portugal, in the Iberian Peninsula and throughout the European Union. On August 18, 2004, the electricity market in Portugal was fully liberalized and all customers, including all low-voltage customers, became free to choose their electricity supplier. Competition in electricity supply will also increase as the newly created Iberian electricity market comes into operation. Additionally, we face increasing pressure on the operating margins of our electricity distribution business in Portugal due to regulation of electricity tariffs in the PES.

In response to these challenges, we plan to:

•	continue efforts to enhance earnings and maintain our leading market share of generation and distribution in the liberalized and growing Portuguese electricity market, while also capitalizing on growth opportunities created by increasing liberalization within the EU, particularly in the Iberian electricity market; and

•	continue our program to increase the efficiency of our operations in the Portuguese energy sector, reduce related costs with the goal of achieving international best practice standards, and minimize the impact of tariff reductions in the current regulatory period on operating margins of our electricity distribution business.

In pursuing these objectives, we intend to:

•	pursue effective marketing to both new and existing customers, particularly those that benefit, or will benefit, from competitive alternatives in the Non-Binding Sector (where we are present through our subsidiary EDP Energia);

•	continue to provide high-quality and cost-effective services to the Binding Sector and the Non-Binding Sector;

•	further centralize our corporate structure, as we have done with the merger of our four distribution companies into EDPD and the centralization of most of our generation companies in EDP Produção;

•	continue to centralize and improve the efficiency of our administrative activities, such as accounting, and procurement, with the aim of achieving cost savings in supplies of goods and services and personnel reduction, to which end we created EDP Valor, a company that integrates some of our service companies by consolidating resources and centralizing purchasing activities;

•	identify opportunities to achieve future reductions in overhead expenses through the continued implementation of the “Efficiency Program” started in the beginning of 2002, in connection with which we have agreed with the Portuguese electricity regulator on an appropriate tariff mechanism that can facilitate further efficiency improvements through personnel reduction at EDPD; and

•	continue to monitor the level of recurring capital expenditures in our Portuguese electricity business.

On October 26, 2004, we signed a call option agreement with International Power Plc, or IPR, and National Power International Holdings BV, or IPBV, for the purchase of a 20% shareholding and related shareholder loans in Turbogás-Produtora Energética, S.A., or Turbogás, and of a 26.667% shareholding and related shareholder loans in Portugen-Energia, S.A., or Portugen.

The option is exercisable during a nine-month period commencing on the business day following the completion date of a sale and purchase agreement entered into by IPR, IPBV and RWE POWER AG, or RWE, in relation to the acquisition of a stake in Turbogás and Portugen, or during a term beginning on January 1, 2008 and ending on December 31, 2009. The option’s reference price is €55,667,350.00, which was determined based on the value of this sale and purchase and is subject to a price adjustment mechanism in order to reflect changes in assets and liabilities, which adjustment may occur until the exercise date of the call option. As part of the agreement, we have waived our pre-emptive right to acquire a 75% stake in Turbogás. In accordance with a notice served to EDP on October 4, 2004, all the shareholdings in Turbogás and Portugen currently held by RWE will be transferred to IPBV in completion of the share purchase agreement entered into between those companies.

In addition, we have also reached an agreement with IPR and IPBV regarding our possible involvement in the management of Tapada do Outeiro’s power output in the event that the current PPA of Tapada do Outeiro is terminated, with any such arrangement being subject to non-opposition by the relevant competition authority.

Both our purchase of the shareholdings in Turbogás and Portugen and the related shareholder loans and the possibility of our managing Tapada do Outeiro’s electricity output are subject to certain required approvals for their completion.

Growing our Iberian Electricity Platform

In light of the intended integration of the Spanish and Portuguese electricity sectors, we have expanded the definition of our domestic market to embrace the entire Iberian Peninsula. We are the first Iberian company to have significant generation and distribution assets, as well as a meaningful customer base in both Portugal and Spain—two EU countries with among the highest electricity consumption growth rates in the European Union.

To grow our Iberian electricity platform, we intend to:

•	increase our stake in Hidrocantábrico through the acquisition of an additional 56.2% interest in that company, thereby bringing our total interest in it to 95.7%, with the aim of enhancing management flexibility and realizing further synergies between its operations and our existing ones;

•	position ourselves to benefit from the creation of an Iberian electricity market and pursue growth opportunities in Spain by leveraging on our investment in Hidrocantábrico;

•	grow our customer base by capitalizing on the fully liberalized electricity market in Spain;

•	take advantage of a combined electricity and gas service offering in Spain through the activities of both Hidrocantábrico and Naturcorp and in Portugal through the activities of EDP and GDP; and

•	increase generation capacity through the construction of a new CCGT power plant, the development of renewable energy generation projects, primarily through the construction or acquisition of new wind farms, and the increase of capacity in existing plants to cope with strong consumption growth.

Developing an Iberian Gas Business

We view the gas business as being highly complementary to electricity and of great strategic attractiveness. Both Portugal and Spain have gas and electricity consumption growth rates above the EU average. Each country requires new capacity to be gradually added and CCGT plants, fired by gas, are considered to be an advantageous option to meet the Iberian electricity system expansion requirements because of their lower investment costs required per MW, greater efficiency, lower operating and maintenance costs and lower emission levels compared to other thermal generation plants.

Since new gas-fired generation capacity is expected to be added to the Iberian electricity system, power generators, which are already among the largest gas consumers in the Iberian Peninsula, are and will continue to be the facilitators of the development and sustainability of the gas business in the Iberian Peninsula, although their competitive position will increasingly depend on gas prices and the flexibility of gas contracts. The natural gas market is characterized by the existence of long-term contracts. For electricity generators, long-term contracts in the natural gas market are usually indexed to the price of oil, are of a take-or-pay nature and restrict the final destination of contracted gas. Since gas represents a substantial portion of gas-fired power plants’ total costs, access to flexible and competitive gas contracts is of paramount importance to increase the efficiency of CCGT power plants.

There are two main reasons for us to develop an integrated Iberian gas business:

•	to increase the competitiveness and efficiency of our gas-fired power plants. By being involved in both gas distribution and electricity generation we expect to be able to mitigate the risk presented by variable gas prices while increasing the flexibility of gas sourcing and placing; and

•	to capture synergies from distributing both gas and electricity to final consumers, leveraging on our existing electricity client base and on the sharing of infrastructure and system costs.

Although we already have a significant position in the gas sector in Spain, our having a significant position in the Portuguese gas sector depends on the closing of the acquisition provided for in the agreement we entered in March 2004 to purchase, together with Eni and REN, the entire share capital of GDP, which operates in the Portuguese gas sector and owns assets for the transport and distribution of gas. The completion of the agreement and related transactions is subject to specified conditions, including approval of the relevant competition authorities, which has been requested and in connection with which the EU Commission has decided to initiate proceedings under article 6.1(c) of Commercial Regulation (EC) no. 139/2004 of January 20, 2004 on the control of concentrations between undertakings. Pursuant to this agreement, initially we, Eni and REN will hold 33.34%, 33.33% and 33.33%, respectively, of GDP’s share capital, although REN will only participate in GDP on a temporary basis. The agreement provides that the cost of the stake of each buyer will be €400 million. In connection with the purchase agreement, we also entered into a shareholders’ agreement with Eni and REN that provides rules for the temporary governance of GDP (until the exit of REN) and the mechanism by which REN will exchange its stake in GDP for GDP’s high pressure gas network assets. Following the exit of REN, we and Eni will own 51% and 49% of GDP, respectively. Accordingly, we also entered into a shareholders’ agreement with Eni that will govern the management of GDP following the exit of REN and includes the terms of collaboration between Eni and us and the exit clauses in the case of a deadlock event that cannot be resolved. In the case of a deadlock, we will have a call option over Eni’s stake in GDP. If we do not exercise this call option within the time specified in the agreement, Eni will have a call option over our stake in GDP. As we intend to leverage our stake in GALP to acquire our position in GDP and focus on the gas business rather than oil-related activities, we also agreed with Parpública—Participações Públicas, S.G.P.S., S.A. (formally known as Partest), or Parpública, on a mechanism for us to exit the share capital of GALP. Pursuant to this agreement, Parpública has a call option to acquire our 14.27% stake in GALP for €456.7 million and we have a put option to sell our stake in GALP to Parpública on the same terms. Parpública’s call option may be exercised from March 31, 2004 until one year after acquisition of the GDP shares by EDP, Eni and REN. Our put option may be exercised during the 3-month period after the expiration of the period for the exercise of Parpública’s call option.

We have also entered into agreements to acquire stakes in two of the main Portuguese regional gas distribution companies: Portgás and Setgás. Portgás has the concession to distribute gas in the districts of Porto, Braga and Viana do Castelo. We have entered into a call option agreement with GALP, GDP and GDP Distribuição, SGPS, S.A. to acquire a 46.265% shareholding in Portgás. We may exercise this option for 18 months from November 2003 by paying €86,400,000, subject to adjustments for variations in share capital and shareholder loans. At the same time, we entered into a call option agreement with CGD to acquire all of the shares of NQF—Projectos de Telecomunicações e Energia, S.A., or NQF, which owns 12.9% of Portgás and 10.1% of Setgás. Under the same agreement, we have granted to CGD a put option pursuant to which CGD may sell the NQF shares to us. The put option provides for a purchase price of €64,942,880.57 and was initially exercisable at any time between June 15, 2004 and September 15, 2004, although the exercise period was subsequently extended to November 30, 2004. Completion of the transaction involving Portgás is subject, among other things, to approval by the Portuguese Competition Authority, which was received on September 20, 2004, though as of the date of this prospectus supplement, none of the parties had exercised its option.

Our current interest in the gas sector in Spain consists of our 39.5% holding in Hidrocantábrico, which controls Naturcorp, with more than 500,000 customers and approximately 10% of Spain’s regulated revenues for gas distribution, or 8% of gas distributed in Spain in terms of GWh.

Following completion of the rights offering and application of its proceeds as described in “Use of Proceeds” and “Information on the Company—Overview—Electricity,” our stake in Hidrocantábrico will be 95.7%.

International Activities

Although our core business has historically been electricity in Portugal, it has evolved to include the Iberian energy market. However, international opportunities arise in the electricity business and related businesses through which we believe we can achieve attractive returns. In international investments, we have looked particularly toward Brazil, where we believe we can play an active role in managing the electricity operations in which we are involved and where potential returns may be attractive. During the first half of 2003, we reassessed our Brazil strategy and are undertaking the following initiatives with the goal of rationalizing our Brazilian operations by making them more self-sustaining and independently managed:

•	corporate restructuring: integration of all activities in Brazil under our subsidiary, EDP Brazil, which will consolidate not only financial results but also planning and strategic control;

•	capital restructuring: assessment of the capital structure of EDP Brazil and its subsidiaries;

•	corporate governance: harmonization and alignment of the corporate governance structures and procedures of EDP Brazil’s subsidiaries, with a view toward improving the efficiency and transparency of governance and the decision-making process;

•	strategic positioning: introduction of the necessary adjustments to our existing investments with the aim at obtaining greater added value for shareholders and the establishment of strategic platforms for the development of future businesses; and

•	generation of synergies: ensuring that EDP Brazil is worth more than the sum of its parts, thus providing adequate remuneration of capital employed, through initiatives such as the re-launch of an efficiency program and analysis of the feasibility of shared services.

We regularly review our international investments and may change their focus over time consistent with our strategic objectives. In this regard, we continuously monitor our investment portfolio in order to capitalize on our ability to efficiently manage electricity operations through significant influence or control. For a more detailed discussion of our international activities, you should read “Brazil” and “Other International Activities and Strategic Investments” below.

Telecommunications

Our telecommunications activities are conducted through ONI, our telecommunications subsidiary comprised of various business units. ONI is a fixed line telecommunications operator primarily focused on corporate clients and provides voice and data services in Portugal and Spain.

We plan to build on our existing operations in order to achieve a competitive role in the corporate fixed line telecommunications sector in Portugal and Spain, which we regard as attractive markets of suitable size and high growth potential.

Although our plans and strategy continue to evolve and adapt to trends in the telecommunications sector, we currently anticipate emphasizing the following business areas:

•	fixed line operations, using ONI’s fixed line voice and data operations as a platform; and

•	Internet access services, building on ONI’s Internet service provider activities.

For a more detailed discussion of our telecommunications activities, please see “Telecommunications” below.

Information Technology

We are involved in the information technology market mainly through EDINFOR. During the second half of 2003, and following a decision to allow participation of a strategic partner in EDINFOR’s share capital, we have been implementing several initiatives that should facilitate the success of a future partnership. Such initiatives include concentrating on the improvement of the relationship with the EDP Group, the increase of sales outside the EDP Group and the winding up and/or merger of 17 companies within the EDINFOR group. In 2004, we hope to find a strategic partner for EDINFOR that will bring to EDINFOR technological expertise. To this end, on September 30, we announced our intention to enter into exclusive negotiations with LogicaCMG with a view to entering into a strategic partnership involving the sale of 60% of EDINFOR’s share capital. We expect this transaction to involve the renegotiation of our existing contracts with EDINFOR in order to ensure that we have access at competitive prices to the best international practices in the field of information technology and to ensure that our core information technology systems continue to be run by EDINFOR, while benefitting from the worldwide positioning of LogicaCMG. With such a partnership in place, we expect to be better able to focus on our core business, while maintaining the availability and security of key systems, and enhancing EDINFOR’s growth potential.

Development of Complementary Business Activities/Other Utilities

Consistent with our strategy, we are selectively evaluating opportunities that are complementary to our core businesses and that may enable us to achieve cost savings along the chain of activities from us to the consumer and that management expects can generate additional shareholder value.

For more information on our complementary business activities you should read “Subsidiaries, Affiliates and Associated Companies” below.

THE IBERIAN ELECTRICITY MARKET

In November 2001, the Portuguese and Spanish governments signed a “Protocol for Cooperation between the Spanish and Portuguese governments for the creation of the Iberian Electricity Market,” or the Protocol, in which they undertook to create an Iberian electricity market based on the principles of free and fair competition, transparency, objectivity and efficiency. In particular, the Protocol was intended to guarantee Portuguese and Spanish consumers better access to domestic and foreign electricity networks and give Iberian electricity operators the freedom to contract with consumers and to engage in distribution activities in a common Iberian electricity pool. After several delays in the process, the international agreement executed in January 2004 between the Portuguese and the Spanish governments provided for the beginning of MIBEL by April 20, 2004, although this did not occur. Pursuant to a new agreement (which has not yet been made public) signed by the Portuguese and Spanish governments at the Iberian Summit at Santiago de Compostela on October 1, 2004, it is expected that MIBEL will begin operating by June 30, 2005.

In 2003, total generation in Iberia amounted to approximately 227.4 TWh in the ordinary regime, of which EDP and Hidrocantábrico were responsible for approximately 41.8 TWh, which represents an 18% market share.

PORTUGAL

Electricity System Overview

Portuguese Electricity System

Since 1997, Portugal has had an electricity market structured pursuant to the legislation enacted by the government that introduced the National Electricity System. The chart below illustrates the structure of the National Electricity System.

Note:	Operations that are 100%-owned by us are highlighted in bold.

(1)	We own 10% of Tejo Energia and 20% of Turbogás.
(2)	Began operations in early 1998.
(3)	As of September 30, 2004, none existed.
(4)	At the end of January 2004, approximately 21,300 potential Qualifying Consumers, or “Eligible Consumers,” existed, of which 2,714 had become Qualifying Consumers and 2,028 were already in the Non-Binding Sector. Prior to February 2004, all consumers except low-voltage consumers were Eligible Consumers. Decree law no. 36/2004 of February 26, 2004 provided for the decrease of the eligibility threshold in mainland Portugal to include special low-voltage consumers, which are those with subscribed demands above 41.4 KW and voltage levels below 1kV. Decree law no. 192/2004 of August 17, 2004 subsequently provided for the full liberalization of the electricity market through the decrease of the eligibility threshold in mainland Portugal to include all low-voltage customers.

The National Electricity System consists of the PES, or the Binding Sector, and the Independent Electricity System. The PES is responsible for ensuring the security of electricity supply within Portugal and is obligated to supply electricity to any consumer who requests it. Within the Independent Electricity System are the Non-Binding Sector and other independent producers (including auto producers). We and other generators can supply electricity to the Non-Binding Sector. The Non-Binding Sector is a market-based system that permits “Qualifying Consumers” to choose their electricity supplier. Over the past several years the minimum consumption level required to be a Qualifying Consumer has progressively declined and Decree law no. 192/2004 of August 17, 2004 provided for the full liberalization of the electricity market through the decrease of the eligibility threshold in mainland Portugal to include all low-voltage customers. For more information on the liberalization of electricity sales you should read “Competition” below.

In the context of the liberalization of the Portuguese electricity sector, the creation of MIBEL and the termination of PPAs, we expect the structure of the National Electricity System to be significantly altered in the near future. For further information on the termination of the PPAs, see “Risk Factors—Risks Related to Our Core Electricity Business—The current and future legislation contemplating the early termination of the PPAs could eventually adversely affect our revenues.”

The Public Electricity System or Binding Sector

The PES, or the Binding Sector, includes the binding generation in our generation company, CPPE, the transmission company, REN, in which we have a 30% stake, and our distribution company, EDPD. The PES also includes two independent power producers: Tejo Energia’s plant at Pego, in which we have a 10% stake, and the Turbogás plant at Tapada do Outeiro, in which we have a 20% stake. All plants in the PES enter into PPAs with REN through which they commit to provide electricity exclusively to the PES through REN, acting as the single buyer in the Binding Sector and operator of the national transmission grid. For more information on REN’s activities, you should read “Transmission” below.

Power plants in the Binding Sector are each subject to binding licenses issued by the Direcção Geral de Geologia e Energia, or DGGE, which has succeeded the Direcção Geral de Energia, or DGE, that are valid for a fixed term, ranging from a minimum of 15 years to a maximum of 75 years, but which would be revoked upon termination of the related PPAs with REN. These licenses, together with PPAs, require each power plant in the Binding Sector to generate electricity exclusively for the PES.

While REN’s responsibilities relate primarily to the transmission of electricity and system dispatch, it is also responsible for working with DGGE to identify potential sites for the installation of new power plants and for the management of wholesale purchases of electricity and sales to distribution companies.

The Independent Electricity System

The Independent Electricity System consists of two parts—the Non-Binding Sector and the other independent producers, including renewable source producers, which include small hydroelectric producers (under 10 MW installed capacity), and cogenerators.

The Non-Binding Sector

At present, the only producers in the Non-Binding Sector are our three wholly-owned embedded hydroelectric generators, which are small hydroelectric plants with more than 10MW installed capacity that deliver all of the energy they produce directly to the distribution system, and CPPE’s CCGT plant in Ribatejo. Although producers in the Non-Binding Sector are required to obtain licenses, they have no obligation to supply electricity to the PES. These entities are free to contract directly with Qualifying Consumers. In 2003, the total number of Eligible Consumers in Portugal represented approximately 45% of total demand in mainland Portugal in volume terms. During 2003, 1,430 Eligible Consumers exercised their right to become Qualifying Consumers, of which 1,054 entered into contracts with EDP Energia and 376 entered into contracts with producers in the Spanish market. Of the 1,919 existing Qualifying Consumers at the end of 2003, 1,404 are customers of EDP

Energia, representing approximately 7% of the electricity sold by us and 3% of our revenues in 2003. As of December 31, 2003, approximately 21,300 Eligible Consumers existed and 1,919 of these had opted to become Qualifying Consumers. On August 18, 2004, the electricity market in Portugal was fully liberalized through the decrease of the eligibility threshold in mainland Portugal to include all low-voltage customers. We expect a limited impact on our revenues due to this final step in the progressive elimination of the eligibility threshold. Two of the three tariff components relating to distribution, representing approximately 90% of tariff revenue in 2003, are payable to EDPD by Eligible Consumers electing to become Qualifying Consumers. In addition, EDP Energia has the opportunity to gain Qualifying Consumers as its customers, in which case the third distribution tariff component would be payable to EDP Energia.

Producers in the Non-Binding Sector are able to use the national transmission grid and distribution system on an open-access basis to connect to Qualifying Consumers, which pay regulated transmission and distribution charges to REN for transmission and EDPD or other companies for distribution, respectively. Our hydroelectric plants in the Independent Electricity Systems deliver all of the electricity they produce directly to the distribution system without going through the national transmission grid. Contractual relationships between producers and consumers in the Non-Binding Sector are freely negotiable between the parties.

Other Independent Producers

The Portuguese government has implemented selected measures to encourage the development of various forms of electricity production, including auto producers (entities that generate electricity for their own use and may sell surplus electricity to REN), cogenerators, small hydroelectric producers and other producers using renewable sources. REN is currently required by law to purchase the excess electricity produced by these independent producers at a regulated price based on avoidable costs, defined as the costs REN avoids by receiving power from these producers rather than dispatching plants in the Binding Sector and/or investing in new plants to increase installed capacity, plus an environmental premium, referred to as the “green tariff.” For more information on our electricity sales, you should read “Distribution” below.

Size and Composition of Portugal’s Electricity Market

During the period from 2001 through 2003, the total electricity supplied by EDPD (in both the Binding and Non-Binding Electricity Sectors) experienced an average growth rate of 3.9% per annum. In 2002, there was a reduction in the annual growth rate to 2.4% due to a slowdown in the economy. In 2003, the annual growth rate increased to 5.4%.

The primary factors that management believes have an impact on demand are the rate of GDP growth, electricity connections to new households and changes in electricity consumption per capita. We anticipate that the Portuguese economy will recover and that overall consumption in the National Electricity System will increase at an average of 3.7% per year in 2004, 2005 and 2006. Residential consumption is assumed to increase each year over the same period by an average of 4.5%, services by an average of 2.8%, and industrial by an average of 2.9%.

Peak demand as a percentage of the total installed capacity, which is the sum of the total installed capacity of the PES, and the total installed capacity of the Non-Binding System, has remained fairly constant in recent years, except in 2003 when it increased slightly due to an extremely cold winter and a decrease in installed capacity in the PES following the decommissioning of the Alto Mira power plant (132 MW). Our available capacity as a percentage of the total installed capacity has maintained a value of approximately 78% from 2001 through 2003. The ratio of peak demand to EDP’s average available capacity indicates that EDP alone did not have sufficient available capacity to cover the total peak demand in 2001, 2002 and 2003. To address this, in early 2004, the first 392 MW unit of the TER CCGT plant began operation. The second unit has been in testing since September 30, 2004 and is expected to begin operation before the end of 2004. The third unit is expected to begin operation in 2006. We are also building new hydroelectric generation capacity.

The following table sets forth the ratios of peak demand to installed capacity, EDP’s available capacity to the installed capacity of the PES and the Non-Binding System and peak demand to EDP’s available capacity for the periods indicated. Peak demand includes demand satisfied by generation from Other Independent Producers.

	As of December 31,					As of June 30, 2004
	1999	2000	2001	2002	2003
	(in MW, except percentages)
Installed capacity of the PES(1)	8,804	8,758	8,758	8,758	8,626	8,626
Installed capacity of the NBES(2)	255	255	255	255	647	647

Total installed capacity (PES plus NBES)	9,059	9,013	9,013	9,013	9,273	9,273

Peak demand (PES plus NBES)	6,522	6,890	7,466	7,394	8,046	7,760
Peak demand as a percentage of the total installed capacity (PES plus NBES)	72.0%	76.4%	82.8%	82.0%	86.8%	83.7%
EDP:
EDP’s average available capacity (PES)	6,808	6,765	6,801	6,841	6,695	6,831
EDP’s average available capacity (NBES)(3)	196	215	247	226	228	562
EDP’s available capacity as a percentage of the total installed capacity (PES plus NBES)	77.3%	77.4%	78.2%	78.4%	74.7%	79.7%
Peak demand as a percentage of EDP’s average available capacity (PES plus NBES)	93.1%	98.7%	105.9%	104.6%	116.2%	105.0%

(1)	PES.
(2)	Non-binding Electricity System, which consists of generation in the Independent Electricity System other than the “other independent producers.” All of the NBES hydroelectric plants with an installed capacity less than or equal to 10 MW became special regime producers in October 2002. Special regime generation generally consists of small or renewable energy facilities, from which the electricity system must acquire all electricity offered, at tariffs fixed according to the type of generation. Installed capacity of the NBES in 2003 includes the first 392 MW unit of TER CCGT that was in testing at the end of the year.
(3)	Provisional values from 1999 to 2001 take into account the restructuring of the Vila Cova plant in 1999.

The Portuguese overall growth rate in demand for electricity is slightly higher than the rate reflected in the figures above due to the growth of auto production of electricity in certain industries. Auto producers supply their surplus electricity to REN, which displaces electricity generation in the PES.

The term “installed capacity,” as used herein, refers to the maximum capacity of a given generation facility under actual operating conditions. Maximum capacity of a hydroelectric facility is based on the gross electricity emission to the transmission network by the units of such facility, whereas maximum capacity of a thermal facility is based on the net electricity emission (net of own consumption) to the transmission network.

Generation

As of December 31, 2003, our Portuguese electricity generation facilities consist of hydroelectric, thermal (coal, fuel oil, natural gas and gas oil), biomass, cogeneration and wind generation facilities, and had a total installed capacity of 7,939 MW (including one 392 MW unit of the new TER CCGT plant, which was in service by the end of 2003 for testing purposes and began commercial operations in early 2004), 7,052 MW of which was in the PES and 888 MW of which was in the Independent Electricity System, and approximately 53% of which was represented by hydroelectric facilities, 28% by fuel oil/natural gas facilities, 15% by coal-fired facilities, 2% by gas oil facilities and 2% by wind-driven, biomass and cogeneration facilities. We do not own or operate any nuclear-powered facilities in Portugal.

Our installed capacity in the PES of 7,052 MW represents approximately 82% of the total installed capacity in the PES. From 2000 to 2002, the installed capacity of the PES remained constant. In 2003, a small decrease resulted from the decommissioning of the 132 MW Alto de Mira plant. Our smaller hydroelectric plants, wind generating facilities and cogeneration and biomass plants are part of the Independent Electricity System.

In 2003, our electricity generation in Portugal was approximately 27.7 TWh in the ordinary regime. According to REN, the total generation value in the ordinary regime in Portugal in 2003 was approximately 37.0 TWh.

Since its creation in 1994, CPPE has operated all of our conventional thermal plants and approximately 92.6% of our hydroelectric plants. In 2003, CPPE accounted for approximately 96.3% of our electricity generation in Portugal. During the second half of 2003, we began reorganizing our generation business in preparation for the liberalization of the Iberian electricity market, which was expected to start operations by June 20, 2004. Pursuant to a new agreement (which has not yet been made public) signed by the Portuguese and Spanish governments at the Iberian Summit at Santiago de Compostela on October 1, 2004, it is expected that MIBEL will begin operations by June 30, 2005. We are in the process of consolidating a number of generation companies formerly held by EDP Produção, which operate in the Independent Electricity System, into CPPE as part of the reorganization of our generation business.

EDP Energia was created to supply electricity to Qualifying Consumers and to conduct energy trading activities. The energy trading activities were subsequently transferred to EDP Produção.

EDP Produção also holds a variety of engineering and operations and maintenance, or O&M, companies, including EDP Produção EM—Engenharia e Manutenção, S.A., a company which undertakes hydroelectric and thermal engineering projects and studies, project management, engineering and consulting.

Enernova (wind energy) and EDP Bioeléctrica (biomass plants) are now held directly by EDP outside of EDP Produção. Since 1996, Enernova has increased by six times its installed generation capacity, from 10 MW to 65 MW. New projects are in progress, some of which are under construction and others are in licensing development, which will add installed capacity of 280 MW by 2006, and 300 MW by 2008.

The following map sets forth the CPPE power plants in the Binding Sector as of December 31, 2003.

The generation capacity of CPPE plants in the Binding Sector is bound to the PES under PPAs between CPPE and REN. Under the PPAs, CPPE is guaranteed a monthly fixed revenue component (capacity charge) that remunerates, at an 8.5% real rate of return, the net asset value of CPPE’s power plants. The revenue amount CCPE receives as a capacity charge also includes the depreciation related to these assets, and is based on the contracted availability of each power plant, regardless of the energy it produces. The PPAs also allow CPPE to pass-through to the final tariff its total fuel consumption cost through a variable revenue component (energy charge) that is invoiced monthly to REN. Pursuant to the Portuguese government’s policy for the reorganization of the energy sector, the PPAs may be subject to early termination, as a step in the creation of an Iberian electricity market.

In fact, Decree law no. 185/2003 of August 20, 2003, contemplates the eventual early termination of the PPAs in accordance with certain rules to be set out in a separate decree law, which is expected to provide for adequate compensatory measures to cover the investments and other commitments set out in each PPA that are not otherwise compensated through market-derived revenues. For that purpose, Law no. 52/2004 of October 29, 2004 has granted a legislative authorization from the Portuguese parliament to the Portuguese government permitting it to provide for the granting of compensation with respect to the early termination of the PPAs (including in relation to the definition of the methodology for the determination of the amounts due, as well as in relation to procedure and time for such payment) and for the creation of the necessary mechanisms to ensure the payment of such compensatory amounts through the pass-through of charges to all electric energy consumers as permanent components of the Global Use of System Tariff (UGS Tariff).

This legislative authorization, which was granted for a 180-day period, also establishes that the Portuguese government is authorized to determine (i) that the charges relating to the compensatory measures should be billed to electric energy consumers simultaneously with the remaining components of the UGS Tariff, and (ii) the time at which compensation paid to producers is to be included in the relevant taxable income so as to have a tax-neutral effect.

Once the decree law regarding early termination of the PPAs is enacted, we may consider, in accordance with applicable legislation, securitizing the compensation amounts arising from such terminations, subject to terms and conditions to be defined. In the event such amounts are securitized, we intend to use the proceeds for the partial redemption of our financial indebtedness.

The following table sets forth our total installed capacity by type of facility at year-end for the years 1999 through 2003 and the first half of 2004.

	As of December 31,					As of June 30, 2004
Type of facility	1999	2000	2001	2002	2003
Hydroelectric:
CPPE plants	3,903	3,903	3,903	3,903	3,903	3,903
Independent System hydroelectric plants	309	309	309	309	311	311

Total hydroelectric	4,212	4,212	4,212	4,212	4,214	4,214
Thermal(1)	3,327	3,281	3,281	3,281	3,149	3,149
Wind	20	30	41	41	65	96
Biomass	9	9	9	9	9	9
Cogeneration	0	67	67	111	111	111
CCGT(2)	0	0	0	0	392	392

Total	7,568	7,599	7,610	7,654	7,939	7,971

(1)	On June 30, 2003, the PPA of the Alto de Mira plant expired and the plant was decommissioned.
(2)	The first unit of this plant began commercial service on February 14, 2004 and the second unit is currently in testing.

The following table sets forth the global gross margin of our PPAs per year until 2027, assuming that contracted availability is met, and including the PPA capacity charge, environmental capital expenditure at Sines (SO2 and NOx reduction) and other charges, such as land rentals and startup costs.

CPPE’s Power Purchase Agreements - Gross Margin

Year	PPA	Year	PPA	Year	PPA
	(thousands of EUR)		(thousands of EUR)		(thousands of EUR)
2004	887,169	2012	849,160	2020	387,791
2005	905,349	2013	746,481	2021	364,932
2006	916,055	2014	686,310	2022	364,672
2007	917,463	2015	682,710	2023	351,339
2008	944,296	2016	592,999	2024	347,269
2009	970,771	2017	586,813	2025	17,655
2010	942,736	2018	390,839	2026	16,981
2011	854,094	2019	390,325	2027	16,272

Hydroelectric generation is dependent upon hydrological conditions. In years of less favorable hydrological conditions, less hydroelectricity is generated and the PES must depend upon increased thermal production. In addition, in years of less favorable hydrological conditions, imports of electricity may increase. For purposes of forecast models, our estimated annual hydroelectric production based on current installed capacity in an average year is 10.6 TWh and can reach about 15 TWh in a wet year and may fall to less than 7 TWh in a dry year. Between 1993 and 2003, our actual hydroelectric production ranged from a low of 6.9 TWh in 1999, a very dry year, to a high of 14.9 TWh in 2003, a record wet year.

The following table summarizes our electricity production, excluding losses at our plants and our own consumption, by type of generating facility from 1999 through 2003 and the first half of 2004, and also sets forth our hydroelectric capability factor for the same period:

	Year ended December 31,					June 30, 2004
Type of facility	1999	2000	2001	2002	2003
	(in GWh, except hydroelectric capability factor)
Hydroelectric:
CPPE plants(1)	6,457	10,229	12,607	6,764	13,964	5,335
Independent System hydroelectric plants	447	624	790	573	901	313

Total hydroelectric	6,904	10,853	13,397	7,336	14,865	5,648
Thermal:
Coal	9,319	9,091	8,677	9,532	9,473	4,887
Fuel oil and natural gas	7,596	4,631	5,583	7,848	3,120	547
Gas oil	2	38	50	13	26	5
Coal and fuel oil(2)	85	11	30	44	(1)	0
Cogeneration	0	134	423	590	679	358
CCGT(3)	—	—	—	—	203	1,155

Total thermal	17,002	13,905	14,763	18,027	13,500	6,952
Wind	53	70	90	113	128	96
Biomass	2	5	18	37	38	24

Total	23,961	24,833	28,269	25,513	28,532	12,720
Hydroelectric capability factor(4)	0.68	1.08	1.19	0.75	1.33	0.83

(1)	Includes the following amounts of our own consumption for hydroelectric pumping, 491 GWh in 1999, 558 GWh in 2000, 485 GWh in 2001, 670 GWh in 2002, 485 GWh in 2003 and 176 GWh in June 2004.
(2)	Since the beginning of 1998, our existing plant at Tapada do Outeiro uses only fuel oil. Production in 2003 reflects the fact that our plant at Tapada do Outeiro generated an amount of electricity that was less than the plant’s own consumption.
(3)	The first unit of this plant began commercial service on February 14, 2004 and the second unit is currently in testing.
(4)	The hydroelectric coefficient varies based on the hydrological conditions in a given year. A hydroelectric capability factor of one corresponds to an average year, while a factor less than one corresponds to a dry year and a factor greater than one corresponds to a wet year.

The average availability for production of CPPE’s plants remained stable from 1999 (93.0%) through 2003 (92.7%) for thermal plants, and increased slightly from 95.1% to 96.8% for hydroelectric plants during the same period. Forced outage is unplanned availability at a power plant caused by trips, critical repairs or other unexpected occurrences. Non-availability results from planned maintenance and forced outages. CPPE is reducing planned maintenance outages through more efficient maintenance techniques. CPPE’s generating facilities have experienced very low rates of forced outage over the past five years. Management believes these low rates compare favorably with the European average. In the period 1999 through 2003, forced outages of CPPE’s thermal plants has ranged between 2.1% and 2.8%. During the same period, forced outages of CPPE’s hydroelectric plants ranged between 0.4% and 1.0%. In 2003, forced outages of CPPE’s thermal plants was 2.1% and hydroelectric plants was 0.44%.

The average availability factor is defined as the total number of hours per year that a power plant is available for production as a percentage of the total number of hours in that year. This factor reflects the mechanical availability, not the actual availability of capacity, which may vary due to hydrological conditions. The table below indicates for each type of CPPE generating facility the “average capacity utilization” and “average availability factor” indicators, comparable with other European utilities, each calculated in accordance with our computational method, for the indicated periods:

	Average capacity utilization (1)						Average availability factor
	Year ended December 31,					Six months ended June 30, 2004	Year ended December 31,					Six months ended June 30, 2004
Type of facility	1999	2000	2001	2002	2003		1999	2000	2001	2002	2003
Hydroelectric	18.9%	29.8%	36.9%	19.8%	40.8%	31.3%	95.1%	95.0%	94.8%	95.9%	96.8%	98.5%
Thermal:
Coal(2)	89.3%	86.8%	83.1%	91.3%	90.7%	93.9%	90.5%	89.2%	90.5%	94.0%	94.2%	96.3%
Fuel oil and natural gas	50.6%	30.8%	37.2%	52.3%	20.8%	7.3%	93.2%	94.6%	96.6%	93.7%	90.8%	93.2%
Coal and fuel oil(3)	10.3%	2.8%	7.2%	10.8%	0.0%	0.0%	98.6%	99.6%	98.9%	98.2%	94.9%	100.0%
Gas oil(4)	0.1%	1.3%	1.7%	0.4%	1.2%	0.6%	99.6%	99.4%	98.4%	99.1%	98.0%	99.7%
Total weighted average thermal(5)	58.3%	47.8%	49.9%	60.7%	44.8%	39.5%	93.0%	93.2%	94.6%	94.4%	92.7%	94.8%

(1)	The average capacity utilization is defined as actual production as a percentage of theoretical maximum production.
(2)	The average availability of the coal plants in 1999 was affected by the installation of low NOX burners in each unit of the Sines plant, one per year, which required production from each unit to stop temporarily.
(3)	None, primarily due to minimal generation at our Tapada do Outeiro plant as a result of a wet year in 2003 and the fact that this is a peak load power plant.
(4)	Increase in average capacity utilization was due to the need to use the fuel stock of the Alto de Mira power plant in the context of its decommissioning in 2003.
(5)	Weighted average is based on total installed capacity of the thermal system.

During the period from 1999 through 2003, CPPE has had operating and maintenance costs, excluding fuel and depreciation costs, below the limits contained in the relevant PPAs over that time period. Management expects to continue to maintain these costs below the PPA limits in 2004. However, we expect most of the PPAs to terminate during 2004 or 2005 as a result of a decree law expected to be enacted, and we expect that compensation mechanisms for these terminations will be defined with the goal of maintaining the economic value of the terminated PPAs. On June 30, 2003, the PPA of our 132 MW Alto de Mira plant terminated on the scheduled expiration date.

Hydroelectric Plants

As of December 31, 2003, we operated 25 hydroelectric generating facilities in the Binding System, with 63 total units and an aggregate installed capacity of 3,903 MW.

Based on an independent revaluation of our assets in 1992, we estimate that the average remaining useful life of our dams is approximately 45 years. The table below sets out our hydroelectric plants, installed capacity as of December 31, 2003, the type of hydroelectric plant, the year of commencement of operation and the year in which the most recent major refurbishment, if any, was accomplished.

Hydroelectric plants	Installed capacity (MW)	River reservoir plant type	Year entered into service	Year of last major refurbishment
CPPE Plants:
Alto Lindoso	630.0	Reservoir	1992	—
Miranda	369.0	Run of river	1960/95	1970
Aguieira	336.0	Reservoir	1981	—
Valeira	240.0	Run of river	1976	—
Bemposta	240.0	Run of river	1964	1969
Pocinho	186.0	Run of river	1983	—
Picote	195.0	Run of river	1958	1969
Carrapatelo	201.0	Run of river	1971	—
Régua	180.0	Run of river	1973	—
Torrão	140.0	Reservoir	1988	—
Castelo de Bode(1)	159.0	Reservoir	1951	2003
Vilarinho Furnas	125.0	Reservoir	1972/87	—
Vila Nova (Venda Nova/Paradela)	144.0	Reservoir	1951/56	1994
Fratel	132.0	Run of river	1974	1997
Crestuma-Lever	117.0	Run of river	1985	—
Cabril	108.0	Reservoir	1954	1986
Alto Rabagão	68.0	Reservoir	1964	—
Tabuaço	58.0	Reservoir	1965	—
Caniçada	62.0	Reservoir	1954	1979
Bouçã	44.0	Reservoir	1955	1988
Salamonde	42.0	Reservoir	1953	1989
Pracana	41.0	Reservoir	1950/93	1993
Caldeirão	40.0	Reservoir	1994	—
Touvedo	22.0	Reservoir	1993	—
Raiva	24.0	Reservoir	1982	—

Total	3,903.0
Independent System Hydroelectric Plants:
Hidrocenel(2)	107.6	Various	Various
HDN(3)	118.5	Various	Various
EDP Energia(4)	84.9	Various	Various
Total	311.0

Total maximum capacity	4,214.0

(1)	We invested approximately €13 million in the modernization of the electricity generating turbines and other dam equipment at Castelo de Bode, which was completed at the end of 2003.
(2)	Hidrocenel, which operates 15 plants with capacities ranging from 0.1 MW to 24.4 MW and dates of entry into service from 1906 to 2003, was merged into CPPE in 2004.
(3)	HDN, which operates 13 plants with capacities ranging from 0.9 MW to 44.1 MW and dates of entry into service from 1922 to 1992, was merged into CPPE in 2004.
(4)	EDP Energia owns five plants with capacities ranging from 0.2 MW to 80.7 MW and dates of entry into service from 1927 to 1951.

The following table presents the net generation, for the last two years, of our hydroelectric power plants operating under PPAs, as well as the end date of each PPA.

Profile of CPPE’s Hydroelectric Power Plants under PPA with REN

	End of PPA	Annual Net Generation		Average Net Generation
		2002	2003	1990-2003
		(GWh)
Hydro
Alto Lindoso	2024	599	948	910
Touvedo	2024	48	72	71
Alto Rabagão	2015	54	145	105
Paradela	2015	135	264	241
Venda Nova 1	2015	218	456	346
Venda Nova 2	2027			(1)
Salamonde	2015	153	261	226
Vilarinho Furnas	2022	160	181	182
Caniçada	2015	238	347	315
Miranda	2013	478	1,365	995
Picote	2013	513	1,121	833
Bemposta	2013	535	1,374	909
Pocinho	2024	262		412
Valeira	2024	444	1,049	633
Vilar-Tabuaço	2024	48	178	123
Régua	2024	428	891	580
Carrapatelo	2024	558	1,092	756
Crestuma-Lever	2024	258	513	330
Torrão	2024	272	314	262
Caldeirão	2024	49	76	50
Aguieira	2024	538	614	384
Raiva	2024	41	66	44
Cabril	2015	185	491	285
Bouçã	2015	97	230	149
C. Bode	2015	216	608	359
Pracana	2024	49	99	57
Fratel	2020	188	528	259

Total Hydro		6,764	13,964	9,814

(1)	Venda Nova 2 Power Plant will start industrial service in January 2005.

Thermal plants

CPPE operates all our conventional thermal power plants, with total installed capacity, as of December 31, 2003, of 3,148.5 MW and installed capacity per generating unit ranging from 16 MW to 298 MW. The following table sets forth, as of December 31, 2003, our conventional thermal plants by installed capacity, type of fuel, net efficiency at maximum output, number of units and year entered into service.

Thermal plants	Installed Capacity (MW)	Fuel	Net efficiency at maximum output	Number of units	Years entered into service
Sines	1,192.0	Coal	36.8	4	1985-89
Setúbal	946.4	Fuel oil	38.2	4	1979-83
Carregado I	473.8	Fuel oil	37.3	4	1968/1974
Carregado II(1)	236.4	Fuel oil / Natural gas	37.6	2	1976
Tunes	197.0	Gas oil	28.4	4	1973/1982
Tapada do Outeiro (EDP facility)(2)	46.9	Coal /fuel oil	29.4	1	1959/ 1967 (unit 3)
Barreiro	56.0	Fuel oil	34.2	2	1978

Total maximum capacity	3,148.5

(1)	These units began burning natural gas in 1997.
(2)	This three-unit plant is being progressively decommissioned by the end of 2004. The first unit of 50 MW was decommissioned on December 31, 1997. The second unit of 50 MW was decommissioned on December 31, 1999. Since 2000, only one 50 MW unit, currently burning fuel oil, has been operational.

There has been no significant change in average net efficiency of CPPE’s thermal plants over the past five years. With continued proper maintenance of the thermal facilities, CPPE expects to maintain net efficiency at least at levels contracted in the PPAs.

The following table presents the net generation, for the last two years, of our thermoelectric power plants operating under PPAs, as well as the end date of each PPA and the fuel costs per power station:

Profile of CPPE’s Thermoelectric Power Plants under PPA with REN
	End of PPA	Annual Net Generation		Annual Fuel Costs
		2002	2003	2002	2003
		(GWh)		(EUR)
Sines	2017	9,532	9,473	149,741	131,771
Setúba	2012	5,191	1,834	173,290	71,333
Carregado (I and II)	2010	2,408	1,091	92,121	51,075
Barreiro	2009	249	195	16,003	16,971
Other		57	26	3,457	2,757

Total		17,437	12,619	434,612	273,908

Other Energy Sources

Renewables

In addition to our hydroelectric and thermal plants, we promote the use of renewable energy sources with other types of facilities. Enernova, our subsidiary specializing in this area, concentrated its initial investments in wind farms (due to greater technological advances made to date). Our first wind facility commenced operation in 1996. We now have five wind facilities with a combined installed capacity of 65 MW. In 2002, we created a new subsidiary for the biomass assets, EDP Produção Bioeléctrica, which owns the Mortágua biomass (forestry waste) power plant. This plant started operations in 1999 and has an installed capacity of 9 MW.

Fuel

CPPE uses a number of fossil fuels in the generation of electricity. The introduction of natural gas to Portugal is diversifying the sources of primary energy. For more information on our use of natural gas you should read “Natural Gas” below.

CPPE fuel consumption costs, including transportation, were €273.9 million in 2003 and €434.6 million in 2002, which represented approximately 41.2% and 52.8%, respectively, of CPPE’s total operating expenses. The decrease in the total cost of fuel consumed from 2002 to 2003 resulted primarily from a decrease in the thermal production powered by fuel oil, due to increased hydroelectric production in 2003, which was a wet year.

The table below shows a breakdown of costs of fuel consumed by CPPE from 1999 through 2003 and the first half of 2004:

	Year ended December 31,					June 30, 2004
Type	1999	2000	2001	2002	2003
	(thousands of EUR)
Imported coal	116,823	128,902	142,810	148,773	130,531	80,704
Fuel oil(1)	109,371	146,721	193,867	259,816	117,716	21,413
Gas oil(2)	219	1,895	4,618	1,526	2,744	567
Natural gas	42,163	25,364	12,260	24,497	22,917	7,383

Total	268,576	302,882	353,555	434,612	273,908	110,067

(1)	Includes consumption for the production of steam at the Barreiro power plant.
(2)	Small amounts of gas oil are consumed by the gas oil plants for the operation of these plants in synchronous compensation mode for purposes of voltage regulation and a very small amount of generation.

The following table sets forth the amounts of fuel purchased by CPPE in each of the last five years.

	Year ended December 31,					June 30, 2004
Type	1999	2000	2001	2002	2003
	(thousands of metric tons, except natural gas)
Imported coal	3,533	3,564	3,108	3,587	3,593	1,580
Fuel oil(1)	1,712	1,052	1,237	1,941	716	42
Gas oil	0	0	26	3	10	1
Natural gas(2)	376	142	60	150	131	190,508

(1)	Includes purchases for the production of steam at the Barreiro plant.
(2)	Measured in millions of cubic meters. The increase in 2004 is due to the start of the first unit of the TER CCGT power plant.

Coal

As the Sines power plant is a base load, or continuous operation power plant, CPPE enters into supply contracts for more than one year for the major part of its consumption of coal. Pursuant to the PPAs, for purchases of coal, an annual Target Contract Quantity, or TCQ, is defined by REN based on the forecasts for coal consumption for a wet year. The TCQ is the basis for long-term supply and shipping contracts, which are negotiated by CPPE, subject to REN approval. In addition, CPPE makes spot-market purchases as necessary. In both 2003 and 2002, CPPE purchased 78% of its coal through long-term contracts and 22% of its coal on the spot market. In comparison, in 2002 and 2001, CPPE purchased 78% and 70%, respectively, of its coal through long-term contracts, and 22% and 30%, respectively, of its coal on the spot market.

The following table shows a breakdown of CPPE’s coal purchases from 1999 to 2003 and the first half of 2004 by geographic markets as a percentage of total purchases.

	Year ended December 31,					June 30, 2004
Region	1999	2000	2001	2002	2003
South Africa	28.0%	38.0%	28.0%	28.9%	34.6%	28.6%
United States	12.0%	10.0%	17.0%	3.2%	9.9%	16.6%
Australia	17.0%	0.0%	13.0%	23.2%	18.6%	8.1%
South America	43.0%	48.0%	27.0%	16.3%	32.9%	35.5%
Southeast Asia	0.0%	4.0%	15.0%	16.9%	0.0%	9.9%
Europe	0.0%	0.0%	0.0%	11.3%	4.0%	1.4%

Total	100%	100%	100%	100%	100%	100%

In 2003, the average cost of coal consumed was €36.7 per ton. In 2002 and 2001, the average cost of coal consumed for imported coal was €41.4 per ton and €43.8 per ton, respectively.

Fuel Oil and Gas Oil

Fuel oil purchases by CPPE are made in the spot market and pursuant to contracts. CPPE purchases fuel oil from refineries in Europe, primarily in Portugal and northwestern Europe, and is remunerated through PPAs based on, among other things, costs of fuel oil indexed to the spot market.

The average cost of fuel oil consumed in 2003 was €164.76 per ton, compared with €143.25 and €141.22 in 2002 and 2001, respectively. The increase in 2003 was due to increases in market prices as a result of the conflict in Iraq and production control by OPEC members. To meet its objectives to improve air quality, CPPE has shifted its fuel oil purchases to lower sulfur fuel oil, which has increased the cost of consumed fuel oil. In 2003, the average sulfur content of fuel oil purchased by CPPE was approximately 0.9%, compared with 2.1% in 2002. In October 2002, CPPE initiated the use of fuel with a 1% sulfur content. The use of lower sulfur fuel oil has increased, and will increase in the future, the average cost of fuel oil consumed.

CPPE maintains gas oil reserves as fuel for emergency gas turbine generators. Since gas oil is very expensive and economically inefficient, these reserves are used on a very limited basis. Consequently, small purchases of gas oil have been made by CPPE, as required by REN.

The increase in 2003 of the consumption of gas oil was due to higher production by the Alto de Mira plant prior to its decommissioning in order to exhaust its fuel inventory.

Natural Gas

Since the introduction in 1997 of the import of natural gas from Algeria into Portugal by Transgás, CPPE has had access to natural gas as a source of primary energy. CPPE converted two units of Carregado into dual-fired (fuel oil and natural gas) in late 1997. In 2003, CPPE purchased 131 million cubic meters of natural gas for a total of €22.9 million compared to 150 million cubic meters of natural gas in 2002 for a total of €24.5 million. For more information on our activities related to natural gas you should read “Other International Activities and Strategic Investments.”

Planned New Plants

In order to meet increased demand for electricity in Portugal, additional capacity is planned for the National Electricity System. The following table sets out planned new power facilities in Portugal.

Facility	Type of generation	Developing entity	Planned capacity (MW)	Target year	Status
Alqueva(1)	Hydroelectric	EDIA/CPPE	240	2004	Under Construction
Venda Nova II	Hydroelectric	CPPE	192	2004	Under Construction
Baixo Sabor	Hydroelectric	CPPE	180	2010	Planning
Picote II	Hydroelectric	CPPE	236	2010	Planning
CCGT Ribatejo	CCGT	TER(2)	3x392	2004/2006	Under Construction

(1)	EDIA—Empresa de Desenvolvimento e Infra-estruturas de Alqueva, S.A. (“EDIA”) is a company wholly-owned by the Portuguese Republic that is developing a multi-purpose hydro scheme for irrigation and the production of electricity. CPPE will operate the Alqueva hydroelectric power plant.
(2)	TER CCGT operates in the Non-Binding Sector. The first unit began commercial service in February 2004, the second unit has been in testing since September 30, 2004 and is expected to begin commercial service before the end of 2004. The third unit is expected to begin commercial service in March 2006. TER was merged into CPPE in 2004.

Capital Expenditures

In 2003, we spent €261.1 million in capital expenditures in technical costs for our generation facilities, compared with €276.5 million in 2002 and €131.7 million in 2001. Our capital expenditures in the generation sector have been concentrated on the following activities: conducting preliminary studies for and building of hydroelectric plants, maintaining and upgrading existing power plants, investing in environmental projects such as the installation of emission reduction equipment and, in 2003, investing €142.4 million in the new TER CCGT (combined cycle gas turbine) power plant units 1 and 2, and €38.4 million in wind energy farms. At this stage, management expects that the TER CCGT plant will cost approximately €600 million, including all three units.

The following table sets forth our capital expenditures in technical costs from 1999 through 2003 and the first half of 2004 on plants by type and status of generating plant.

	Year ended December 31,					June 30, 2004
Plant type and status	1999	2000	2001	2002	2003
	(audited)					(unaudited)
	(thousands of EUR)
Thermal/Hydro
Public Electricity System
Hydroelectric plants under construction	6,449	14,235	16,877	25,690	34,359	5,017
Hydroelectric plants in operation	10,475	9,038	10,289	12,756	11,732	2,303
Thermal plants in operation	25,199	17,623	14,764	16,261	20,340	3,349
Plants under study	359	190	1,450	1,011	349	9

Total CPPE	42,482	41,086	43,380	55,718	66,780	10,679
Independent Electricity System
Hydroelectric plants	11,457	7,913	4,964	4,137	3,849	326
TER	0	3,571	58,535	142,946	142,350	80,582
Wind	5,726	11,128	6,521	11,159	38,389	31,408
Cogeneration facilities	37,654	25,439	13,083	9,602	255	22
Biomass(1)	12,679	0	0	35,180	614	28
Total Independent Electricity System	67,516	48,051	83,103	203,024	185,456	112,365
Others(2)	0	0	0	0	312	654
Non-specific investment(3)	4,070	4,969	5,250	17,721	8,599	1,068

Total Generation	114,068	94,106	131,733	276,463	261,148	124,767

(1)	Investments in 2002 include €35.2 million related to an intra-group transfer of the Mortagua biomass power plant (built in 1999), to EDP Produção.
(2)	Other investments include studies and investment relating to our trading system.
(3)	Non-specific investment refers to investments not directly related to our plants, such as administrative buildings, transportation equipment and implementation of new information systems.

We currently expect that our planned capital expenditures and investments will be financed from internally generated funds, existing credit facilities and customer contributions, which may be complemented with medium- or long-term debt financing and equity financing as additional capital expenditure requirements develop. To learn more about our sources of funds and how the availability of those sources could be affected, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Transmission

The transmission system in mainland Portugal is owned and operated by REN, which is obligated by law to supply electricity within the National Electricity System. Electricity transmission in Portugal is the bulk transfer of electricity, at voltages between 150 kV and 400 kV, from generation or acquisition sites across a transmission system to areas of use via networks that are linked to each other to form an interconnected national transmission grid. As described above, the Portuguese government purchased a 70% interest in REN from us in late 2000. For more information on this purchase, you should read “Operating and Financial Review and Prospects—Overview.”

REN operates the national transmission grid on an exclusive basis pursuant to Portuguese law under a concession provided for by Decree law no. 182/95 of August 27, 1995. The concession is valid for 50 years from September 2000, when the concession agreement was signed.

The Portuguese transmission system operates at a frequency of 50 Hz, which is in line with the majority of the European transmission systems. At year-end 2003, there were 47 substations operating on the national transmission grid, not including power plants. All of these substations are now fully automated and operated by remote control.

Of REN’s transmission lines at December 31, 2003, approximately 2,438 km were 150 kV lines, 2,704 km were 220 kV lines and 1,403 km were 400 kV lines. Additionally, at the beginning of April 2004, a new 400 kV circuit of the interconnection line Alto-Lindoso-Cartelle was put into operation. We understand that, within the context of creation of MIBEL, REN plans to establish two additional interconnections with Spain by 2006: Alqueva-Balboa, a 400 kV line scheduled for completion by the end of 2004, and Douro Internacional-Aldeadavila, a 220 kV or 400 kV line scheduled for completion in 2006.

In addition to the construction and operation of the national transmission grid, REN is also responsible for central dispatch of all power plants with installed capacity of more than 10 MW. This includes scheduling generation to match, as closely as possible, the demand on the national transmission grid. As part of managing the national transmission grid, REN is also responsible for scheduling imports and exports with Spain. It buys and sells electricity in the Spanish organized electricity market at market prices. Apart from the power plants in the PES, REN is also obligated to buy energy from auto producers, cogenerators, small hydroelectric producers and other renewable source energy plants operating under Portuguese law within the Independent Electricity System.

The following table sets forth REN’s net imports made in the conduct of its operations in each of the last five years in GWh and as a percentage of total demand.

Year	Net imports (GWh)	Percentage of total demand
1999	(857)	N/A
2000	931	2.5
2001	239	0.6
2002	1,899	4.7
2003	2,794	6.5

Distribution

Electricity distribution in Portugal is a regulated business and involves the transfer of electricity from the transmission system and its delivery across a distribution system to regulated consumers and Qualifying Consumers, meter reading and installation, and supply to regulated consumers. The local electricity distribution function in mainland Portugal is carried out almost exclusively by EDPD. Through fourteen network distribution areas, as well as seven commercial areas directed at serving customers supplied in the PES, EDP distributed electricity to 5,767,401 million consumers in 2003 out of a total of 5,767,916 according to DGGE, amounting to 38,916 GWh, of which 4,048 GWh was distributed to Qualifying Consumers. At December 31, 2003, EDPD employed approximately 6,334 personnel.

Under Portuguese law, distribution of high-voltage electricity, greater than 45kV and less than 110kV, and medium-voltage electricity, greater than 1kV and less than or equal to 45kV, is regulated by DGGE through the issuance of a binding license with no time limitation. EDPD holds high- and medium-voltage electricity licenses, which it obtained in 2000. Distribution of low-voltage electricity is regulated through 20-year municipal concession agreements with municipal councils. EDPD pays rent to each municipality as required by law. For more information on licenses and concessions held by us, you should read note 1 to our audited consolidated financial statements.

Under the terms of the binding licenses, EDPD is obliged to supply electricity to all customers located within its licensed area that are part of the PES. EDPD is also obliged to provide access to the distribution network to producers in the Independent Electricity System in return for a regulated access charge from consumers. EDPD owns, leases or has rights of way for the land on which its substations are situated. In addition, EDPD has long-term rights of way for its distribution lines. If necessary, new properties may be acquired through the exercise of eminent domain. In those cases, EDPD compensates affected private property owners.

The authorized area of EDPD covers all of mainland Portugal. At December 31, 2003, EDPD’s distribution lines spanned a total of approximately 194,609 kilometers. The only distribution lines in Portugal not owned by EDPD are those of the auto producers and small cooperatives, which own their own lines. The following table sets forth the kilometers of EDPD’s distribution lines, by voltage level, at December 31, 2003.

Distribution lines	Km
Overhead lines:
High-voltage (60/130kV)	7,267
Medium-voltage (6/10/15/30kV)	52,742
Low-voltage (1kV)	98,099
Total overhead lines	158,108
Underground cables:
High-voltage (60/130kV)	361
Medium-voltage (6/10/15/30kV)	11,513
Low-voltage (1kV)	24,627
Total underground cables	36,501

Total	194,609

Customers and Sales

EDPD distributes electricity to approximately 5.8 million customers. Approximately 67% of electricity consumption in 2003 was along the coast, with approximately 15% in the Oporto metropolitan region and 20% in the Lisbon metropolitan region. EDPD classifies its customers by voltage level of electricity consumed. The following charts show the number of customers as of December 31, 2003 and June 30, 2004, according to level of voltage contracted, and indicates whether such customers are binding customers supplied by EDPD or Qualifying Consumers to which EDPD distributes electricity on behalf of suppliers in the Independent Electricity System.

	Year Ended December 31, 2003
Customers by voltage level	Binding customers	Qualifying consumers	Total
High- and very high-voltage(1)	146	3	149
Medium-voltage(2)	19,039	1,916	20,955
Special low-voltage(3)	28,184	0	28,184
Low-voltage(4)	5,718,999	0	5,718,999

Total	5,766,368	1,919	5,768,287

(1)	High-voltage is greater than 45 kV and less than or equal to 110 kV. Very high-voltage is greater than 110 kV.
(2)	Medium-voltage is greater than or equal to 1 kV and less than or equal to 45 kV.
(3)	Special low-voltage consumers have subscribed demands above 41.4KW and voltage levels below 1 kV. Special low-voltage customers are primarily small industrial and commercial customers.
(4)	Low-voltage is less than 1 kV.

	Six Months Ended June 30, 2004
Customers by voltage level	Binding customers	Qualifying consumers	Total
High and very high-voltage(1)	160	2	162
Medium-voltage(2)	18,516	2,594	21,110
Special low-voltage(3)	28,691	0	28,691
Low-voltage(4)	5,769,672	0	5,769,672

Total	5,817,039	2,596	5,819,635

(1)	High-voltage is greater than 45 kV and less than or equal to 110 kV. Very high-voltage is greater than 110 kV.
(2)	Medium-voltage is greater than or equal to 1 kV and less than or equal to 45 kV.
(3)	Special low-voltage consumers have subscribed demands above 41.4KW and voltage levels below 1 kV. Special low-voltage customers are primarily small industrial and commercial customers.
(4)	Low-voltage is less than 1 kV.

EDPD has experienced increased demand over the past five years in all electricity voltage levels. Considering overall demand on EDPD’s distribution network, both from binding customers and Qualifying Consumers, consumption has grown at an average annual growth rate of 4.8% from December 31, 1999 to December 31, 2003. The highest average annual growth rate during this period (6.0%) was in demand from very high—and high-voltage customers. These voltage levels experienced a 9.3% increase in demand in 2003 due to a large increase in the industrial activity of one of our largest customers, as well as a higher demand on the distribution grid from auto producers. Under current regulations, REN must purchase all surplus electricity offered by auto producers, among other independent producers, at a specified tariff through EDPD. As the auto producers may purchase electricity at a price below that at which they sell to REN, the buying and selling of electricity by auto producers has increased demand for use of the distribution grid. Demand by medium-voltage levels increased from 10,639 GWh in 1999 to 12,534 GWh in 2003, representing average annual growth of 4.2%.

Following the gradual decrease of the eligibility threshold between 1999 and 2003, more electricity distributed through EDPD’s network corresponds to consumption by medium-voltage qualifying consumers. As a result, electricity demand by medium-voltage binding consumers decreased from 10,639 GWh in 1999 to 8,600 GWh in 2003, whereas electricity demand by medium-voltage qualifying consumers, non-existent in 1999, increased to 3,934 GWh in 2003. Consumption by low-voltage customers, typically residential and services, increased from 17,786 GWh in 1999 to 21,513 GWh in 2003, representing average annual growth of 4.8%. The growth in low-voltage consumption during this period resulted primarily from the increase in the number of low-voltage customers from approximately 5.3 million to approximately 5.8 million, as well as an increase in annual consumption per consumer.

The following table shows electricity distributed in each of the last five years and the first half of 2004, separated by type of consumer.

	Year ended December 31,					Six months ended June 30, 2004
	1999	2000	2001	2002	2003
	(GWh)
Electricity distributed
Very high-voltage and high-voltage:
Binding customers	3,855	4,104	4,259	4,271	4,755	2,659
Qualifying consumers	0	83	176	182	114	27

Total very high-voltage and high-voltage	3,855	4,187	4,435	4,453	4,869	2,686
Medium-voltage:
Binding customers	10,639	11,092	11,358	11,198	8,600	3,378
Qualifying consumers	0	133	344	776	3,934	2,860

Total medium-voltage	10,639	11,225	11,702	11,974	12,534	6,238
Low-voltage	16,839	17,884	18,823	19,424	20,346	10,550
Public lighting	947	1,010	1,065	1,080	1,167	664

Total	32,280	34,306	36,025	36,931	38,916	20,138

On a revenue basis, our Portuguese electricity sales grew from €2,938 million in 1999 to €3,546 million in 2003. The most significant increase in sales has been to low-voltage customers (typically residential and services), to whom sales increased from €2,056 million in 1999 to €2,596 million in 2003. Recent growth in revenue from electricity sales was due to expansion in consumption and average tariff increases set by the regulator of 2.8% in 2003 and 2.3% in 2002. Furthermore, the increase in revenue from electricity sales in 2001, 2002 and 2003 was also influenced by the tariff adjustment, as discussed below. The following table shows EDPD’s total domestic sales of electricity to binding customers by level of voltage required, as well as revenues from the use of distribution network, charged to Qualifying Consumers for the periods indicated.

	Year ended December 31,					Six months ended June 30, 2004
	1999	2000	2001	2002	2003
	(audited)					(unaudited)
	(thousands of EUR)
Electricity sales
Very high-voltage and high-voltage	158,887	156,049	165,957	167,827	186,467	108,058
Medium-voltage	722,963	749,100	772,357	783,388	615,394	250,412
Low-voltage	1,981,460	2,080,475	2,194,035	2,335,135	2,500,380	1,373,161
Public lighting	74,351	80,279	83,918	86,614	95,731	55,250
Tariff adjustment	0	(55,995)	42,218	70,482	77,919	(118,324)

Total binding customers	2,937,661	3,009,908	3,258,485	3,443,446	3,475,891	1,668,557
Qualifying Consumers	0	1,152	2,788	12,939	70,485	58,254

Total	2,937,661	3,011,060	3,261,273	3,456,385	3,546,376	1,726,811

Tariffs are fixed by the regulator in advance for each year and are based in part on estimated data for variables such as demand and cost. If there are differences between the estimated data and the data actually experienced during the period, adjustments, shown in the table above as the tariff adjustment, will be made to the tariff in a subsequent period to account for these differences. The tariff adjustment reflects our estimate of the amount that will be applied in fixing tariffs in subsequent periods as a result of these differences. Tariff adjustments represent adjustments related to EDPD’s distribution and supply activities. Due to actual consumption in 2002 and 2003 below that assumed in the setting of the 2002 and 2003 tariffs, amounts invoiced to final customers did not sufficiently compensate EDPD for the fixed amount that EDPD was required to pay for electricity acquired from REN, giving rise to a tariff adjustment in each of 2002 and 2003. For more information on the tariff adjustments, you should read “Operating and Financial Review and Prospects.”

The number of distribution customers per distribution employee is an important measure for EDPD. In the period from 1999 through 2003 and the first half of 2004, the number of customers per employee has increased from 586 to 910.

Purchases of Electricity

EDPD purchases all of its electricity in the Binding Sector from REN. In 1999, the regulator established a legal framework that limits purchases of electricity by EDPD from the Non-Binding Sector, which for the 2002-2004 regulatory period is 8%. EDPD has historically purchased less than 8% of its total energy from suppliers in the Non-Binding Sector and abroad. REN must purchase, and EDPD must purchase from REN, all electricity surplus produced by Other Independent Producers. The cost of purchased electricity is passed through to customers in accordance with the regulated tariff system and is not a determining factor in EDPD’s results.

	Year ended December 31,					Six months ended June 30, 2004
	1999	2000	2001	2002	2003
	(GWh)
Electricity Purchases
From Binding Sector generation	32,483	33,915	35,282	34,801	32,307	15,117
From Other Independent Producers	2,165	2,469	2,552	2,817	3,694	2,162
From the non-binding system (SENV)	447	622	891	1,354	2,044	1,662

Total	35,095	37,007	38,726	38,972	38,046	18,941

Distribution Losses

EDPD experiences technical losses of electricity which are associated with the normal use of its network and, to a far lesser extent, commercial losses of electricity due primarily to gaps between estimated meter readings and actual levels of consumption, which are usually recovered in subsequent years, with the exception of losses due to stolen energy and faulty meters. The losses are within the normal range for the types of networks employed and we expect the amount of annual losses to remain constant as a result of capital expenditures in our distribution network, although we expect an increase in consumption.

The following table sets forth data regarding the losses of EDPD in absolute terms and as a percentage of demand, as well as EDP’s own uses of energy for the periods indicated.

	Year ended December 31,					Six months ended June 30, 2004
	1999	2000	2001	2002	2003
	(in GWh, except percentages)
Demand on the distribution network	35,095	37,230	39,263	39,965	42,261	22,128
Own uses of energy	31	21	22	20	33	16
Distribution losses	2,756	2,875	3,183	3,008	3,259	1,704
Distribution losses/demand on the distribution network	7.9%	7.7%	8.1%	7.5%	7.7%	7.7%

Capital Expenditures

In recent years, our largest capital expenditures have been on the distribution system. EDPD is obligated by law to connect all customers who request to be linked to the PES. As a result, the largest component of capital expenditures is spent on connecting new customers, improving network efficiency and developing the network (installing new cables and new lines) to accommodate the growth in demand.

EDPD’s total 2003 capital expenditures in technical costs amounted to €334.7 million, of which approximately 8% are expenditures on “non-specific” administrative, technical and commercial systems and corresponding technology support infrastructure, including an installment payment of approximately €12.0million for the acquisition of an information technology system from EDINFOR. EDPD’s capital expenditures in technical costs in distribution totaled €379.0 million in 2002, €260.4 million in 2001, €234.0 million in 2000 and €231.4 million in 1999. These amounts also include amounts paid by customer contributions in cash, but do not include assets in kind contributed by customers. These in kind contributions amounted to €61.0 million in 2003, €54.1 million in 2002, €69.5 million in 2001, €52.8 million in 2000 and €57.1 million in 1999. New customers are required by current regulation to make a contribution, in cash or in kind, for connections based on factors such as the type of voltage, the amount of power to be supplied, and distance to the network. In 2003, total customer contributions, and certain amounts contributed for infrastructure improvements, amounted to approximately €120.7 million.

Conservation Measures

We have been progressively implementing a voluntary policy to promote electricity conservation in an effort to decrease the variability of the load on the system and to increase efficient use of electricity. In doing so, we have increased dissemination of information on end-use efficiency in several industrial subsectors, services and residential use. We have also launched a program of granting awards to industrial customers for successfully implementing electricity efficiency projects and have established a joint venture with other energy sector companies whose main goal is to promote energy conservation.

In addition, the tariff structure has been designed to promote the rational use of electricity, basing tariffs on marginal costs, which may vary by time of day or season. Large consumers with a capability to reduce demand are offered an interruptible tariff rate, which results in a discount to the consumer and helps to alleviate demand at peak times.

Tariffs

The prices we charge for electricity are subject to extensive regulation under a tariff regime that was revised in 1998, causing significant price reductions. In December 1998, the regulator implemented a new tariff regulatory code to be applied in mainland Portugal, establishing a periodic definition of regulatory parameters for tariffs and a methodology for setting tariffs. During the first regulatory period, including the years 1999-2001, and the second regulatory period, including the years 2002-2004, prices were set annually according to a series of formulae that were derived based primarily upon what was deemed to be an appropriate return on assets in transmission, a return fixed by price cap in distribution, and a return on assets and agreed costs in commercialization, i.e., the activity of supply, measurement and billing of energy sales to final clients.

In April 2002, the Portuguese government extended the powers of the regulator to the Portuguese archipelagos of Azores and Madeira, with the intention of leveling the higher tariffs of these island regions to comparatively lower tariffs of the mainland Portugal while providing adequate financial returns to island electricity companies. This leveling led to an incremental increase in prices charged to mainland customers, although such prices cannot increase more than inflation.

In the Binding Sector, distribution tariffs for customers are differentiated by voltage level, tariff option and period of electricity consumption. These tariffs, when set, are uniform throughout mainland Portugal within each level of voltage.

For the 2002-2004 regulatory period, the regulator has applied a four-rate tariff price structure related to the time of day for medium-, high- and very high-voltage consumers. Low-voltage consumers with subscribed demands above 20.7 kVA have a three-rate time of day structure, while low-voltage consumers with subscribed demands up to 20.7 kVA might choose between a single-rate tariff, or a day-night tariff option.

Producers and consumers in the Non-Binding Sector have a right to access and use the national transmission grid and our distribution network through the payment of access tariffs for the Global Use of System, the Use of the Transmission Network, the Use of the Distribution Network and Network Commercialization, which terms and conditions were established by the regulator.

Tariffs are set by the regulator pursuant to a periodic registration of regulatory parameters. In 1999, high-, medium-and low-voltage tariffs declined in real terms by 12.8%, 12.8% and 7.5%, respectively, from 1998 levels. For 2000, in nominal terms, tariffs for all voltage levels declined by 0.6% from the 1999 levels. For 2001, in nominal terms, tariffs for all voltage levels increased, on average, by 1.2% from the 2000 levels. In November 2001, the regulator published the regulatory framework for the 2002-2004 regulatory period. For 2002, in nominal terms, tariffs increased across all voltage levels by an average of 2.2% from the 2001 levels. For 2003, in nominal terms, tariffs increased across all voltage levels by an average of 2.8% from the 2002 levels. In real terms, adjusted for inflation, very high-, high- and medium-voltage tariffs have declined by an average of 3.4% over the period 1999 to 2004. The tariffs for low-voltage customers have also declined by an average of approximately 3.1% over the same period. For 2004, in nominal terms, tariffs increased across all voltage levels by an average of 2.1% from the 2003 levels.

For the 2002-2004 regulatory period, the regulator considers the distribution function to consist of three business areas, which could in the future be liberalized at different times and subject to different tariff regulatory regimes: use of the distribution network, network commercialization services and commercialization of supply in the Binding Sector. The use of the distribution network area involves activities relating to investments in and the operation of the distribution grid. Tariffs applicable to the use of the distribution network are based on a price cap mechanism designed to reduce distribution tariffs on an annual basis by an average over the three years of the regulatory period, a percentage equal to the Portuguese Consumer Price Index, minus a percentage referred to as the “efficiency coefficient.” The efficiency coefficient was approximately 5% for the 1999-2001 regulatory period and is approximately 7% for the 2002-2004 regulatory period. The network commercialization area consists of activities related to meter installation, reading and the billing of all services associated with the use of the distribution network. The commercialization of supply in the Binding Sector area consists of activities directly relating to the final consumer, such as customer service, billing of final consumers in the Binding Sector and collecting payments from consumers. The tariff applicable to the network commercialization services and commercialization of supply in the Binding Sector area is based on costs accepted by the regulator plus a 9% return on assets.

Tariffs are also subject to an annual extra adjustment mechanism that takes into account the deviations of actual costs compared to forecasted costs used to derive tariffs for the previous one or two years. As a result, we have adopted a “tariff adjustment” in our financial statements that reflects our estimate of the amount that will be applied in fixing tariffs in subsequent periods as a result of differences between estimated and actual data. Customer tariffs for very high-voltage, high-voltage and medium-voltage are subject to quarterly adjustments, primarily to accommodate changes in fuel prices. For more information on the tariff adjustment, you should read “Distribution—Customers and Sales,” “Operating and Financial Review and Prospects” and note 39(p) to our audited consolidated financial statements.

According to the proposal on the parameters, tariffs and prices of electricity and other services for 2005 released by ERSE on October 15, 2004, ERSE has proposed that in 2005 the tariffs for sale to final customers in Portugal (mainland) will be increased by 2.1% in nominal terms compared to 2004. The proposal is based on certain assumptions, including an expected inflation rate in 2005 of 2% and an expected increase in the electricity consumption of 3.4% in 2005 (in mainland Portugal). In addition, in the proposal, ERSE states that the approval of a new framework law for the electric system, the termination of PPAs and the opening of MIBEL are expected to cause an extraordinary revision of the tariffs during 2005.

The Tariff Regulation enacted by ERSE provides that the Tariff Council of ERSE, a consulting body on tariffs and regulation, must issue its (non-binding) opinion on this proposal by November 15, 2004. Subsequently, ERSE, considering the opinion expressed by the Tariff Council, will approve the final parameters, tariffs and prices, which should be published by December 15, 2004.

Competition

Until 1988, we had a monopoly for the generation, transmission and distribution of electricity in Portugal, although a very small number of municipalities distributed low-voltage electricity to consumers. Since 1988, measures have been taken to encourage limited competition in power generation in Portugal. In 1999, the regulator implemented measures to encourage competition in the supply of electricity in Portugal. For more information on these measures, you should read “Electricity System Overview.” In addition, as a result of political and regulatory developments, especially within the context of the creation of MIBEL, we expect increased competition from Spanish electricity companies.

In December 2003, four qualified suppliers were authorized to operate in the Portuguese non-binding system, three of which are Spanish companies: Endesa Energia, S.A.; Iberdrola, S.A.; Union Fenosa Comercial; and Sodesa—Comercialização de Energia, S.A. See “Iberian Electricity Market” and “Spain—History and Overview.”

Generation

The existing power stations of CPPE, which in 2003 formed 89% of our generating capacity, are all part of the PES. The earnings that CPPE derives from these power stations are unlikely to be affected by competition from generators in the Independent Electricity System. In accordance with the terms of the PPAs, CPPE’s operating income is dependent on the availability of capacity and is substantially unaffected by levels of actual output. Under Portuguese law, any projects for construction of new thermal power plants in the PES must be subject to an open tender coordinated by DGGE. In the case of hydroelectric generation, all plants planned to be commissioned until 2010 are allocated by law to CPPE.

The PES includes two power stations that are not owned and operated by us: the Pego power plant, which was constructed and commissioned by us and later sold to Tejo Energia, and Tapada do Outeiro, which commenced full operations in 1999 and is owned and operated by Turbogás. The admission of these power stations to the PES resulted from two international tender processes coordinated by us in accordance with Portuguese government policy in effect at that time to establish competitive practice in the electricity generation sector. We expect to participate in future tender processes.

Subject to the issuance of generation licenses, we may construct plants that will operate in the Independent Electricity System, such as the TER CCGT plant. The first unit of the TER CCGT plant entered commercial service in early 2004. The two remaining units are expected to start operating in October 2004 and March 2006, respectively.

New plants in the Independent Electricity System will operate in the openly competitive market and sell power to REN under competitive offers or make bilateral contracts with REN, Non-Binding Sector customers, Binding Sector distributors or Spanish agents.

Because Portugal is contiguous only with Spain and there are limited connections between Spain and the rest of Europe, and because of recent political, legal and regulatory developments, we expect that a regional market on the Iberian Peninsula will develop. In January 2004, the Portuguese and Spanish governments signed a final agreement for the creation of the Iberian electricity market, which agreement was approved by the Portuguese parliament under Resolution no. 33-A/2004 of April 20, 2004 and ratified by the President of the Portuguese Republic under Decree no. 19-B/2004 of April 20, 2004. This agreement calls for, among other things, the harmonization of tariff structures, and the creation of a common pool for Portugal and Spain to be fully implemented in 2006. See “Iberian Electricity Market” and “Spain.” Accordingly, we expect to face increased competition in generation and wholesale supply from Spanish participants in the market.

Distribution

EDPD, and previously, our distribution companies, have historically held an effective monopoly over distribution. However, increases in the levels of industrial auto production have reduced the amount of electricity sold to these entities from the PES. In addition, in early 1999, the regulator implemented legislation liberalizing the electricity supply business.

As of May 15, 2003, all Eligible Consumers automatically may become Qualifying Consumers. In 2003, the total number of Eligible Consumers represented approximately 45% of demand in mainland Portugal in volume terms.

From January 1, 2002 until February 25, 2004, all electricity consumers other than low-voltage consumers were Eligible Consumers. From February 26, 2004 to August 18, 2004, the eligibility threshold was extended to include special low-voltage consumers, and with Decree law no. 192/2004 of August 17, 2004, full liberalization of the electricity market was completed with the opening of the market to the remaining low-voltage consumers.

If Eligible Consumers elect to become Qualifying Consumers, EDPD will continue to receive two of the three tariff components relating to distribution.

SPAIN

History and Overview

The creation of an Iberian Electricity Market is the driving force behind our decision to expand our operations to Spain. In 2001, we identified Hidrocantábrico as an independent utility company that could facilitate our entry into the Spanish energy market.

In December 2001, we signed an agreement with EnBW, Cajastur and Cáser concerning joint control of Hidrocantábrico. The agreement of all parties is required for specified key corporate actions. Operational matters require only the consent of us and EnBW. In the event of a deadlock concerning operational matters, however, we would ultimately be able to decide the course of action, but EnBW would have a right to require us to purchase its shares in Hidrocantábrico in such an event. The appointment of Hidrocantábrico’s chief executive officer, chairman and the secretary of the board of directors requires the agreement of all three parties. If agreement cannot be reached, we would designate the chief executive officer, Cajastur would appoint the chairman and EnBW would appoint the secretary of the board of directors. Hidrocantábrico is currently 39.5% owned by us, 34.6% owned by EnBW and 24.7% owned by Cajastur and Cáser. The remaining 1.2% comprises shares owned by other shareholders and own shares held by Hidrocantábrico. As described below, in connection with the acquisition of an additional 56.2% stake in Hidrocantábrico, we have agreed to terminate this shareholders’ agreement and entered into a new shareholders’ agreement with Cajastur and Cáser in respect of Hidrocantábrico. The termination of the existing agreement and the effectiveness of the new agreement will be effective upon completion of the acquisition.

In March 2003, Hidrocantábrico won the auction privatization process that led to its acquisition of 62% of Naturcorp. Subsequently, Naturcorp reorganized its gas holdings, as a result of which a minority shareholder in Gas de Euskadi, another gas company controlled by Hidrocantábrico, exchanged its holding for shares in Naturcorp such that 100% of Gas de Euskadi was integrated into the Naturcorp group and Hidrocantábrico’s ownership of Naturcorp decreased from 62% to 56.8%. As part of this reorganization, Gas Natural, the minority shareholder in Gas de Euskadi, a subsidiary of Naturcorp, exchanged its 20.5% stake in Gas de Euskadi for a stake in Naturcorp. As a result of the reorganization of Naturcorp, Hidrocantábrico has become the second largest gas company in the Spanish market, with more than 500,000 customers and approximately 10% of Spain’s regulated revenues for gas distribution, or 8% of GWh of gas distributed.

Following completion of the rights offering and the application of its proceeds as described above in “Use of Proceeds” and “Information on the Company—Overview—Electricity,” our stake in Hidrocantábrico will be 95.7%. As described above, Cajastur and Cáser will retain interests aggregating to a 3.1% stake in Hidrocantábrico and, pursuant to a new shareholders’ agreement entered into on July 29, 2004 that will be effective upon completion of the acquisition, will have certain veto rights, especially in relation to certain matters relating to regional concerns, which will preserve Hidrocantábrico’s links with the region of Asturias. In addition, Cajastur will have a long-term put option entitling it to sell its interest in Hidrocantábrico to us at a price indexed to the value of our ordinary shares. Completion of the acquisition of the additional stake in Hidrocantábrico depends on completion of the rights offering, such that if the rights offering is terminated, we will not acquire this additional stake.

Market Structure

The two major characteristics of the Spanish electricity sector are the existence of the wholesale Spanish generation market, or Spanish pool, and the fact that any consumer is free to choose its supplier as of January 1, 2003. Competition was first introduced in the Spanish electricity market on January 1, 1998 by Law 54/1997, which provided a regulatory framework that reorganized the functioning of the market.

Generation facilities in Spain operate either in the “ordinary regime” or the “special regime.” Special regime generators, which comprise cogeneration and renewable energy facilities of up to 50 MW may sell their net electricity output to the system either (i) at tariffs fixed by decree, or at tariffs linked to pool prices plus a premium, that vary depending on the type of generation and are generally higher than Spanish prices, or (ii) in the Spanish pool (or by bilateral contracts), together with certain premiums and incentives. Ordinary regime generators provide electricity to the Spanish pool and by bilateral contract to consumers and liberalized suppliers at market prices.

Companies with the capability to sell and buy electricity may participate in the Spanish pool. Electricity generators sell electricity in the pool and the regulated electricity distributors, suppliers in the liberalized, or unregulated, market and consumers that are permitted to participate in the pool, or qualified consumers, buy electricity in this pool. Foreign companies or consumers that have foreign agent status may also sell and buy in the Spanish pool. The market operator and agency responsible for the market’s economic management and bidding process is OMEL.

In addition to selling electricity to regulated consumers (customers that are subject to a regulated final tariff and are not qualified consumers), transmission companies and regulated distributors must provide network access to all suppliers and qualified consumers that have chosen to be supplied in the liberalized market. However, qualified consumers must pay an access tariff to the distribution companies if such access is provided. At the beginning of each year, the Spanish government sets both the final and access tariffs. By Royal Decree no. 1802/2003, the Spanish government established the electricity tariffs for 2004.

Liberalized suppliers are free to set a price to qualified consumers. These entities’ main direct activity costs are the wholesale market price and the regulated access tariffs to be paid to the distribution companies. Electricity generators and liberalized suppliers or consumers may also engage in bilateral contracts without participating in the wholesale market.

Generation

Hidrocantábrico’s installed capacity represents 4.7% of Spain’s mainland generation capacity, or 5.5%, excluding special regime facilities (which are generally cogeneration and renewable energy facilities). In 2003, Hidrocantábrico had a total installed capacity of 2,820 MW, approximately 56.9% of which are coal-fired facilities, 13.9% a CCGT facility, 16.1% hydroelectric facilities, 1.3% cogeneration facilities and 5.9% renewable energy facilities other than special regime hydroelectric. Hidrocantábrico also holds a 15.5% interest in the Trillo nuclear power plant that accounts for 165 MW of the plant’s total installed capacity of 1,066 MW.

The following table sets forth Hidrocantábrico’s total installed capacity by type of facility at year-end 2001, 2002 and 2003 and as of June 30, 2004.

	As of December 31,			As of June 30, 2004
Type of facility	2001	2002	2003
	(MW)
Hydroelectric:
Hydroelectric—Ordinary regime	408	413	432	432
Hydroelectric—Special regime(1)	23	23	23	23

Total hydroelectric	431	436	455	455
Thermal:
Coal	1,588	1,588	1,605	1,604
CCGT	0	393	393	393
Nuclear	165	165	165	166

Total Thermal	1,753	2,146	2,163	2,163
Cogeneration(2)	38	41	37	33
Wind(2)	24	30	129	129
Biomass(2)	3	5	6	3
Waste(2)	13	13	30	34

Total	2,262	2,671	2,820	2,816

(1)	Includes 19.15 MW related to Hidrocantábrico’s 48.86% stake in Hidraulica de Santillana (39.2 MW).
(2)	In the case of projects owned by SINAE, these figures represent SINAE’s stake in each project’s installed capacity. Hidrocantábrico owned 60% of SINAE in 2001 and 2002, and 80% in 2003 and during the first half of 2004. For more information on SINAE, see “Special Regime Generation” below.

The following table sets forth Hidrocantábrico’s thermal plants.

Thermal plants	Installed capacity (MW)	Fuel	Year entered into service
Coal
Aboño
Unit I	366	Coal	1974
Unit II	556	Coal	1985
Soto de Ribera
Unit I	68	Coal	1962
Unit II	254	Coal	1967
Unit III	361	Coal	1984
Nuclear
Trillo	165	Uranium	1988
CCGT
Castejón	393	Natural Gas	2002

Total installed capacity	2,163

The following table sets forth Hidrocantábrico’s hydroelectric plants in the ordinary regime:

Hydroelectric plants	Installed capacity (MW)	River reservoir plant type	Year entered into service	Year of last major refurbishment
La Malva	9.14	Reservoir	1917/24	2002
La Riera	7.83	Run of river	1946/56	2001
Miranda	73.19	Run of river	1962	2000
Proaza	50.33	Reservoir	1968	2002
Priañes	18.50	Reservoir	1952/67	2003
Salime	78.99	Reservoir	1954	2003
Tanes	125.46	Reservoir	1978	1995
La Barca	55.72	Reservoir	1967/74	2002
La Florida	7.60	Reservoir	1952/60	1998
Laviana	1.10	Run of river	1903	2001
Caño	1.00	Run of river	1928	1996
San Isidro	3.12	Run of river	1957	2002

Total installed capacity	431.98

The average remaining useful life of Hidrocantábrico’s hydroelectric generation plants is approximately 47 years.

Since hydroelectric generation is dependent on hydrological conditions, for forecasting model purposes the estimated Hidrocantábrico hydroelectric production based on current installed capacity in an average year is 806 GWh, ranging from a maximum of 1,058 GWh in a wet year to a minimum of 590 GWh in a dry year.

Generation activity in 2003 was characterized by high availability and efficiency of, and high production by, Hidrocantábrico’s power plants, together with lower pool prices than in 2002 due to the higher hydro availability in the Spanish power system. Hidrocantábrico’s generation in the ordinary regime, excluding its own or ancillary consumption, rose 4.8% from 13,503 GWh in 2002 to 14,155 GWh in 2003 (out of a total generation in the Spanish market in 2003 of approximately 190.4 TWh, according to OMEL), of which hydroelectric generation represented 861 GWh, an increase of 11.7% from 2002. Coal-fired thermal generation amounted to 10,491 GWh in 2003, a reduction of 4.6% from 2002 due to a wet year. Nuclear generation, in respect of the 15.5% stake in the Trillo plant, amounted to 1,257 GWh in 2003, an increase of 3.7% from 2002. Natural gas-fired thermal generation amounted to 1,546 GWh in 2003, a threefold increase from 2002 due to the full-year operation, in 2003, of the new Castejón CCGT that commenced electricity production in October 2002.

The following table summarizes Hidrocantábrico’s electricity generation for 2001, 2002 and 2003 and the first half of 2004, excluding losses at generation plants and Hidrocantábrico’s own or ancillary consumption, and sets forth the hydroelectric coefficient at year-end 2001, 2002 and 2003 and as of June 30, 2004.

	Year ended December 31,			Six months ended June 30, 2004
Type of facility	2001	2002	2003
	(in GWh, except by hydroelectric coefficient factor)
Hydroelectric:
Hydroelectric—Ordinary regime(1)	867	771	861	544
Hydroelectric—Special regime	78	41	86	56

Total hydroelectric	945	812	947	600
Thermal:
Coal	9,832	10,997	10,491	5,052
Natural Gas	0	522	1,546	905
Nuclear(2)	1,222	1,212	1,257	568
Cogeneration	78	110	114	56

Total thermal	11,132	12,841	13,408	6,581
Wind	59	61	119	145
Biomass	24	28	32	7
Waste	11	44	81	67

Total	12,171	13,786	14,587	7,399
Hydroelectric coefficient(3)	1.080	0.96	1.068	1.165

(1)	Includes the following amounts of consumption for hydroelectric pumping: 140 GWh in 2001, 131 GWh in 2002 and 127 GWh in 2003.
(2)	Corresponding to 15.5% of Trillo’s generation.
(3)	The hydroelectric coefficient varies based on the hydrological conditions in a given year. A hydroelectric coefficient of one corresponds to an average year, while a factor less than one corresponds to a dry year and a hydroelectric coefficient greater than one corresponds to a wet year.

The average availability for production of Hidrocantábrico’s power plants increased from 94.21% in 2002 to 95.68% in 2003 for thermal plants and decreased from 89.26% in 2002 to 87.71% in 2003 for hydroelectric plants. Hidrocantábrico’s forced outages in 2003 were 1.58% at thermal plants and 1.88% at hydroelectric plants.

The table below sets out for each type of Hidrocantábrico generating facility the average capacity utilization and the average availability factor for 2002 and 2003 and the first six months of 2004.

	Average capacity utilization(1)				Average availability factor
	Year ended December 31,			Six months ended June 30, 2004	Year ended December 31,			Six months ended June 30, 2004
Type of facility	2001	2002	2003		2001	2002	2003
Hydroelectric	24.56%	21.66%	23.12%	29.26%	93.21%	89.26%	87.71%	95.86%
Thermal:
Coal	74.97%	83.79%	78.75%	76.13%	93.80%	93.94%	95.73%	94.61%
Natural gas(2)	0%	47.31%	46.55%	54.59%	0%	97.19%	96.26%	96.89%
Nuclear	90.35%	89.57%	92.95%	84.13%	90.67%	89.66%	93.85%	85.82%

Total weighted average thermal(3)	76.42%	81.75%	73.98%	72.83%	93.51%	94.21%	95.68%	94.35%

(1)	The average capacity utilization is defined as actual production as a percentage of theoretical maximum production.
(2)	Hidrocantábrico’s natural gas fueled CCGT plant began operations in 2002.
(3)	Weighted average is based on total installed capacity of the thermal system.

Although Hidrocantábrico experienced increased production and plant efficiency, in terms of plant availability, in 2003, prices decreased in the Spanish electricity market due to very favorable hydrological conditions. This led to increased hydroelectric production, which adversely affected operating results of Hidrocantábrico’s generation activity in 2003.

Planned outages in 2003 occurred as a result of maintenance on the Aboño Unit 1, Soto Unit 2 and Castejón power plants, as well as a refueling outage in the Trillo nuclear power plant. Hidrocantábrico’s generation facilities benefited from several environmental improvements and equipment upgrades. Hidrocantábrico has improved its systems and management procedures through the integration of several functions and processes, including technical, administrative and purchasing processes.

Thermal generation consumed 3,865 thousand metric tons of coal in 2003, 73.4% of which was imported and 26.6% domestic. Fuel consumption costs including transportation amounted to €211 million in 2003 and €198.4 million in 2002, representing approximately 79.6% and 77.3%, respectively, of Hidrocantábrico’s total consolidated operating expenses. Despite the fact that 2003 was a wetter year than 2002, Hidrocantábrico’s fuel costs increased due to the full-year operation in 2003 of Hidrocantábrico’s new CCGT plant at Castejón that started commercial operation in September 2002. Castejón’s gas cost was the main cause of the fuel cost increase that occurred during 2003.

As a result of its increased thermal production, Hidrocantábrico’s market share in the Spanish pool rose from 7.5% in 2002 to 7.6% in 2003. Hidrocantábrico generating plants sell all their electricity output into the Spanish pool at very competitive prices.

In 2003, capital expenditures on generating facilities amounted to €93.9 million, an increase of 8.18% from 2002. These expenditures are set forth below.

	Year ended December 31,			Six months ended June 30, 2004
Plant type and status	2001	2002	2003
		(audited)		(unaudited)
	(thousands of EUR)
Hydroelectric plants in operation	1,106	1,428	2,107	352
Thermal plants in operation	9,801	65,082	20,151	10,156
Plants under construction	101,776	0	0	224
Special regime:(1)
Hydroelectric plants in operation	3	2	0	0
Wind	6,147	16,264	49,047	92,752
Waste	698	2,067	3,500	3,316
Biomass	2,194	1,120	350	225
Cogeneration facilities	1,339	814	18,720	2,625

Total Generation	123,064	86,777	93,875	109,650

(1)	Excludes capital expenditures of H. Santillana, a company in which we hold in minority stake. Data corresponding to SINAE, a 60%-owned subsidiary of Hidrocantábrico as of December 31, 2001 and 2002, respectively, and an 80%-owned subsidiary of Hidrocantábrico as of December 31, 2003 and June 30, 2004, represents 100% of capital expenditures of SINAE and its subsidiaries. For more information on SINAE, see “Special Regime Generation” below.

Hidrocantábrico is planning to develop three CCGT plants as set forth in the table below:

Facility	Type of generation	Developing entity	Planned capacity (MW)	Target year	Status
Soto	CCGT	Contratación de Construcción y Servicios	400	2007	Licensing Process
Castejón 2	CCGT	Contratación de Construcción y Servicios	400	2006	Licensing Process
Cadiz	CCGT	Contratación de Construcción y Servicios	400	2008	Licensing Process

Special Regime Generation

Special regime generation is developed by Hidrocantábrico through Genesa, a 80%-owned subsidiary, which mainly focuses on cogeneration and wind power. Throughout 2003, Hidrocantábrico worked on the restructuring of this business’s shareholdings and industrial activities, with the objective of providing a basis for stable and sustained development focusing on the promotion, operation and management of renewable energy sources, mainly wind power. As part of this restructuring, on July 31, 2004, Hidrocantábrico merged its subsidiaries, Genesa and Sinae to form a new company, Genesa I, which was subsequently renamed Genesa. In respect of operations, delays in the launching of some projects resulted in a lower contribution than previously anticipated from Hidrocantábrico’s renewable energy business, as did the high natural gas prices that reduced cogeneration margins, one of the main activities of this business.

During 2003, we commenced the construction of the 124 MW Campollano wind farm in Albacete. The construction of the 65 MW Parques Eólicos del Cantábrico in Asturias (including the Cuesta 8MW, the Los Lagos 39 MW and the Acebo 18MW wind farms) and the 34 MW Parque Eólico Arlazón wind farm in Burgos were concluded and all commenced operations in 2003, with the exception of the Acebo wind farm, which went into production in January 2004. Additionally, the 20MW Sierra del Cortado wind farm began operating in 2003. The waste plant of Sinova at Soria, with an installed capacity of 16.3 MW, started operations at the end of 2003.

Hidrocantábrico is planning to develop the following wind farms:

Facility	Type of Generation	Planned Capacity (MW)	Target Year	Status
P.E. Cruz del Hierro (improvements)	Wind	5.3	2004	In construction
P.E. Albacete	Wind	124.1	2004	In construction
P.E. Madero (improvements)	Wind	33	2005	Planning
P.E. Curiscao-Pumar	Wind	87.8	2005	Planning
P.E. Brújula	Wind	73.5	2005	Planning
P.E. Las Lomillas	Wind	49.5	2005	Planning
P.E. Carondio	Wind	41.6	2006	Planning
P.E. Avila Oeste	Wind	68.0	2006	Planning
P.E. Munera I & II	Wind	70	2006	Planning
P.E. Medinaceli	Wind	40	2007	Planning
P.E. Avila Oeste	Wind	68.0	2007	Planning
P.E. Burgos Este	Wind	111	2007	Planning
P.E. San Roque	Wind	24	2008	Planning
P.E. La Dehesica	Wind	28	2008	Planning

Distribution and Supply

Electricity Distribution

Hidrocantábrico has a network infrastructure that covers the regions of Asturias (accounting for the vast majority of its network), Valencia, Madrid and Alicante, totaling 19,147 km as follows:

Distribution lines	Km
Overhead lines:
High-voltage (50/132kV)	1,211
Medium-voltage (5/10/16/20/22/24 kV)	4,493
Low-voltage (<1kV)	11,089
Total overhead lines	16,793
Underground cables:
High-voltage (50/132kV)	7
Medium-voltage (5/10/16/20/22/24 kV)	919
Low-voltage (1kV)	1,428
Total underground cables	2,354

Total	19,147

Electricity distributed in 2003 through Hidrocantábrico’s own network amounted to 8,659 GWh, a 3.4% increase from 2002 levels. As of December 31, 2003, Hidrocantábrico had 561,208 customers out of a total number of consumers of 22,935,663, according to the Comisión Nacional de Energia, representing a 2.2% increase from 2002 and includes 1,468 qualified consumers that previously had been supplied by non-regulated suppliers. Since January 1, 2003, every consumer in Hidrocantábrico’s market can elect to be supplied by non-regulated suppliers. In 2003, there were a total of 28,703,579 consumers in Iberia according to the Portuguese DGGE and the Spanish Comisión Nacional de Energia.

In 2003 and the first six months of 2004, the volume of electricity distributed and the number of customers by voltage level was as follows:

	2003 Sales and Customers
Distribution by level of voltage	GWh	% annual increase (decrease) from 2002	Total customers
High and very high-voltage(1)	5,520	0%	19
Medium-voltage(2)	991	19%	690
Low-voltage(3)	2,148	6%	560,499

Total	8,659	3%	561,208

(1)	High-voltage is greater than 36 kV and less than or equal to 145 kV. Very high-voltage is greater than 145 kV.
(2)	Medium-voltage is greater than or equal to 1 kV and less than or equal to 36 kV.
(3)	Low-voltage is less than 1 kV.

	Sales and Customers as of June 30, 2004
Distribution by level of voltage	GWh	% annual increase (decrease) from June 30, 2003	Total customers
High and very high-voltage(1)	2,846	6%	20
Medium-voltage(2)	512	6%	728
Low-voltage(3)	1,167	10%	566,664

Total	4,525	7%	567,412

(1)	High-voltage is greater than 36 kV and less than or equal to 145 kV. Very high-voltage is greater than 145 kV.
(2)	Medium-voltage is greater than or equal to 1 kV and less than or equal to 36 kV.
(3)	Low-voltage is less than 1 kV.

During 2003, Hidrocantábrico’s distribution business, Hidrocantábrico Distribución Eléctrica, S.A.U., continued its expansion outside of Asturias in the autonomous communities of Madrid, Valencia and Alicante, all of which are geographic areas with strong economic activity. The operating results of the distribution business in 2003 increased from 2002 as a consequence of connecting new substations in Valencia and Alicante, which also reduced the initial launching activity expenses outside of Asturias.

In 2003, Hidrocantábrico continued to improve technical and operational management activities. The networks and facilities were enlarged and Hidrocantábrico continued the development of information technology and automation of the distribution network.

Gas Distribution

Gas invoiced in 2003 to the regulated market amounted to 4,370 GWh, representing a 199% increase from 1,464 GWh in 2002, due to the contribution of Naturcorp. Additionally, the volume of gas distributed in the liberalized market (in which we provide third-party access to our network) reached 5,257 GWh. The total number of gas consumers that are connected to Hidrocantábrico’s distribution network increased from 157,051 in 2002 to 542,794 in 2003, out of a total number of consumers of 5,295,362, according to the Comisión Nacional de Energia. The acquisition of Naturcorp added 372,364 customers. Hidrocantábrico’s gas distribution activities revenues of €157.0 million in 2003 compared with €55.6 million in 2002, the increase primarily reflecting the acquisition of Naturcorp. In 2003, Hidrocantábrico had 9% of the 6,053,669 gas consumers in Iberia. (According to Galp Energia there were 758,307 consumers in Portugal in 2003 and according to the Comisión Nacional de Energia there were 5,295,362 consumers in Spain in 2003.)

Electricity and Gas Supply

The energy supply activity performed by Hidrocantábrico Energía, S.A.U., or Hidrocantábrico Energía, includes the supply of electricity to qualified consumers. Hidrocantábrico Energía invoiced 4,712 GWh of electricity supply in 2003, with revenues of €394.3 million in 2003, compared to €241.8 million in 2002. This figure represents 6.5% of the liberalized market. More than 74% was supplied outside of Hidrocantábrico’s traditional market.

In 2003, Hidrocantábrico Energía successfully participated in the annual auction of the RENFE electricity contract, the Spanish railroad and the biggest electricity consumer currently in the market. Hidrocantábrico Energía won 28% of the 2003 and 2004 supply contracts.

In 2003, Hidrocantábrico Energía continued its natural gas supply service that began in 2002. Since August 1, 2003, Naturcorp has been included in reported results of gas supply. Taking Naturcorp into account, Hidrocantábrico has entered into 474 contracts and invoiced 5,711 GWh.

Other Activities

Telecommunications

In 2003, Hidrocantábrico’s cable telecommunications business continued its development through two subsidiaries, which are the concessionaires of television, fixed line telephony and internet for Asturias, Telecable de Asturias, S.A.U., or Telecable, and for Castilla y León, Retecal, Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A., or Retecal. Telecable is 100%-owned by Sociedad Promotora de las Telecommunicaciones en Asturias, S.A., which is 45.95%-owned by Hidrocantábrico. Retecal is 34.96%-owned by Hidrocantábrico.

As of December 31, 2003, there were a total of 732,700 cabled homes and 189,982 customers for both subsidiaries, an increase of 17% from 2002. Telecable adopted a new network technology that allows voice over Internet Protocol (VoIP) services, deployed a television infrastructure improving image and sound quality, rolled out its cable network to the city of Pravia and moved its technical teams to its new headquarters at the Gijón City Technological campus.

Hidrocantábrico increased its shareholding position in Retecal from 30.99% in 2002 to 34.96% in 2003, as a consequence of a share exchange of its participation in TV Castilla-León, which resulted in receipt of additional Retecal shares. The transmission network among its 17 urban networks was finished, as was the fiber optics interconnection between León and Oviedo. Telecable revenues were €49.1 million in 2003, compared to €35.5 million in 2002. Retecal revenues were €49.6 million in 2003, compared to €45.9 million in 2002.

On October 20, 2004, Hidrocantábrico announced that it had reached an agreement with Grupo Corporativo Ono for the sale of its total shareholding position of 34.96% in Retecal, having enacted the corresponding sale and purchase notarial deed on that day. The cash proceeds from this sale amounted to €57.5 million, while the book value of the shareholding position was €32.8 million.

Research and Development

Research and development activities carried out in 2003 were aimed at the reduction of emissions, treatment of by-products, maintenance and the extension of equipment life at various plants and were conducted in coordination with various universities and industry groups and were partially subsidized by the Spanish government and European Union entities.

BRAZIL

Overview

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema lnterligado Nacional, or the Brazilian SIN, comprised of electricity companies in the southern, southeast, central-western, northeast and parts of the northern regions of Brazil, and several other small, isolated systems. Generation, transmission, distribution and supply activities are legally separated in Brazil.

In 2003, Brazil had a total installed capacity of 77,321 MW, of which approximately 86% was hydroelectric and 14% was thermoelectric. In addition, in order to satisfy its electricity requirements, Brazil imported 8,078 MW of electricity in 2003. Centrais Elétricas Brasileiras S.A.—Eletrobrás, or Eletrobrás, a company controlled by the Brazilian government, owns approximately 32.57% of the installed generating capacity within Brazil. Eletrobrás has regional subsidiaries responsible for generation and transmission of electricity: Centrais Elétricas do Norte do Brasil S.A.—Eletronorte and Companhia Hidroelétrica do São Francisco—CHESF in the north and northeast of Brazil, Furnas Centrais Elétricas S.A. in the southeast and central-west of Brazil and Centrais Elétricas do Sul do Brasil S.A.—Eletrosul in the south of Brazil. In addition, Eletrobrás controls Eletrobrás Termonuclear S.A.—Eletronuclear.

In addition to the government-owned entities at the federal level, certain Brazilian states have government-owned entities involved in the generation, transmission and distribution of electricity. They include among others, Companhia Energética de São Paulo—CESP, Companhia Paranaense de Energia—COPEL and Companhia Energética de Minas Gerais—CEMIG. With regard to distribution activity, most of the former state-owned companies were privatized and, in 2003, private companies distributed more than 70% of the distributed electricity in Brazil.

Our electricity operations in Brazil consist of distribution, generation and related activities. The following of our Brazilian subsidiaries are engaged in distribution:

•	Bandeirante Energia S.A., or Bandeirante, in São Paulo;

•	Espirito Santo Centrais Eléctricas S.A., or Escelsa, in the state of Espirito Santo; and

•	Empresa Energética do Mato Grosso do Sul S.A., or Enersul, in the state of Mato Grosso do Sul.

In generation, we participate in the following companies:

•	FAFEN Energia S.A. in the state of Bahia;

•	Investco (Lajeado plant) in the state of Tocantins, through EDP Lajeado S.A.; and

•	Enerpeixe S.A. (under construction), in the state of Tocantins.

Our related businesses comprise our trading businesses, which are concentrated in Enertrade S.A.

In recent years the electricity sector in Brazil has been adversely affected by internal and external economic circumstances related to Brazil in general and by problems specific to the electricity sector. The Brazilian economy was affected by the worldwide economic slowdown in recent years, and, in 2002, uncertainty inside and outside Brazil surrounding the October presidential elections. As a result, there was a sharp depreciation in the value of the real against other major currencies and increases in Brazilian inflation and interest rates. These conditions led to a scarcity of financing sources, which adversely affected the industrial sectors of the Brazilian economy including the electricity sector.

In addition to these adverse economic circumstances, in recent years electric utility companies in Brazil have had to contend with a government imposed rationing program that was in effect from June 2001 until February 2002, low wholesale prices in the wholesale electricity market, or the MAE, and uncertainties regarding the electricity sector’s regulations and framework.

In 2003, the main events affecting the Brazilian electric utility industry were: (i) the macroeconomic turnaround in the country; (ii) the good hydrological conditions in the main consumption markets (except the Northeast region); (iii) the substantial increase in the installed capacity, mainly due to investments started in the previous periods; and (iv) the moderate consumption growth despite the nearly zero economic growth. As a result, the electric sector in 2003 was characterized by energy oversupply. While the installed capacity increased on average 5% from 2000 to 2003, the consumption in 2003 was lower than in 2000.

We continue to carry out a restructuring plan in Brazil. On October 31, 2002, we completed the first stage of the restructuring, which put our interests in the following companies under the direct control of EDP Brasil S.A., our holding company for Brazil, or EDP Brazil: Energest S.A., Enertrade Comercializadora de Energia S.A., Bandeirante Energia S.A., EDP Lajéado S.A., FAFEN Energia S.A. and Enerpeixe S.A. On December 31, 2003, EDP Brazil took the control of IVEN S.A., or IVEN, the company that directly controls Escelsa and indirectly controls Enersul. In connection with this process, EDP Brazil merged Calibre Participações S.A., 135 Participações S.A., EDP 2000 Participações Ltda, and EDP Investimentos Ltda. Following the reorganization of the IVEN holding, EDP Brazil owns a 69.55% stake in the voting shares and a 23.99% stake in IVEN’s total capital. The main goals of this transaction were to simplify the shareholding structure and to eliminate tax inefficiencies. In furtherance of our Brazilian shareholding restructuring process, we expect EDP Brazil to take control of the remaining shares of IVEN owned by EDP Group during 2004.

Another action taken was the merger of Enerpro into Energest, consolidating in Energest all activities concerning the development and implementation of generation projects, and also engineering, operation and maintenance services for the generation business units in Brazil.

Generation

EDP Lajeado

In late 1997, EDP Brazil formed a consortium with three Brazilian distribution companies that were awarded a 35-year concession to build a dam and operate a hydroelectric power plant in Lajeado, Brazil. We own 14.36% of the shares and 27.65% of the voting rights in Investco, the company that operates the plant. EDP Lajeado owns the right to sell 27.37% of the energy generated by the Lajeado hydroelectric power plant. Of the total energy generated, 24.75% can be freely traded with other electricity market agents, while the remaining energy must be sold at regulated prices to distribution companies. The Lajeado hydroelectric power plant began full operation in November 2002, following the completion and commissioning of its fifth unit, and has an installed capacity of 902.5 MW. The plant produced 4,457 GWh in 2003.

On December 30, 2003, Investco, a company that operates the Lajeado plant and of which EDP Lajeado owns 14.36% of the shares and 27.65% of voting rights, did not redeem part of the Redeemable Shares Class R from Eletrobras scheduled to be redeemed at that time because it did not have sufficient retained results from previous years as required under Brazilian Law. Discussions are under way between Investco and Eletrobas in order to find alternatives to resolve the situation. The shares not redeemed amount to approximately 150 million reais (€39.2 million).

With regard to EDP Lajeado, EDP Brazil recorded a provision of 90 million reais (€26 million at the time of the charge) in 2003. EDP Brazil’s trading company, Enertrade, entered into a PPA to acquire electricity produced by the Lajeado plant and entered into PPAs with EDP Brazil’s distribution companies with respect to such electricity. At the time these PPAs were entered into, the electricity price permitted under tariff regulations was higher than under regulations subsequently issued by ANEEL, but before ANEEL’s approval of the PPAs. Enertrade contested ANEEL’s decision and obtained an injunction permitting it to charge prices set forth in the PPAs until there is a decision on the merits. However, EDP Brazil’s distribution companies have not yet obtained such an injunction despite contesting ANEEL’s decision and are, therefore, prohibited from passing on to customers the prices in the PPAs. Given the current situation, EDP has recorded a provision for future losses.

Couto Magalhães

In November 2001, a consortium 49%-owned by EDP Brazil and 51%-owned by Grupo Rede was awarded a concession to build and operate a 150 MW hydroelectric power plant on the Araguaia River in Brazil, the Couto Magalhães power plant. The construction of the project was expected to start in 2003 and its operations during 2006. The project was interrupted due to additional environmental requests by regulators that were not agreed to in the original concession contract, which led to increasing development costs and postponing the start-up of construction, as well as plant operations. These requests negatively impact the economic viability of the project. The consortium has informally requested rescission by the regulator of the concession contract and is now waiting for a formal response.

Peixe Angical

In June 2001, a consortium 95%-owned by EDP Brazil and 5%-owned by Grupo Rede was awarded a concession to build and operate a 450 MW hydroelectric power plant on the Tocantins River in Brazil, the Peixe Angical power plant. The annual concession rent is 6.8 million reais (€1.8 million) for 29 years starting in the seventh year of the 35-year concession. After a one-year suspension, construction of the plant was reinitiated in October 2003, following the completion of an agreement between us and Eletrobrás and BNDES. The agreement included an equity participation of 40% of Furnas and funding of 670 million reais (€175 million) approved by BNDES, reducing the amount to be supported by us. At the end of 2003, we had invested 204 million reais (€72 million) in this project. Plant operations are planned to begin in 2006.

FAFEN Energia

The first phase of the FAFEN Energia thermoelectric plant in the Bahia state of Brazil began on August 25, 2002, with an installed capacity to produce 54 MW of electricity and 152 tons per hour of steam. From that capacity, the plant has to produce 22 MW and 42 tons per hour of steam under a tolling regime for Petrobras–Petróleo Brasileiro S.A. EDP Brazil has an 80% participation in the venture, and Petrobras holds the remaining 20%. Its second phase configuration will include an additional gas turbine of 26.7 MW and a steam turbine of 53 MW. The construction was initiated in March 2003 and should be completed during 2004. It is estimated that following completion of the second phase, the plant will produce a total of 133 MW of electricity and 42 tons per hour of steam. In 2003, FAFEN Energia produced 173,902 MWh and 352,603 tons of steam. At the end of 2003, we had invested 269 million reais (€83 million) in this project.

In respect of FAFEN Energia, in 2003, EDP Brazil recorded a provision of 139 million reais (€40 million at the time of the charge) due to the unlikelihood of FAFEN Energia selling energy at prices equivalent to the normative value for thermal plants, i.e., the regulated tariff for electricity from thermal plants. When the decision was made to invest in the FAFEN Energia plant, electricity price estimates were based on the normative value for thermal plants. In 2002, Bandeirante and FAFEN Energia signed a PPA based on such estimated value. The PPA was subject to approval by ANEEL, which was denied because FAFEN Energia had not complied with all of the conditions set out in Brazil’s Thermal Plant Priority Program, which provides for the sale of electricity at the normative value for thermal plants. Subsequently, FAFEN Energia and Bandeirante entered into a new PPA. The new PPA uses as a reference, in accordance with conditions set by ANEEL for its approval, the normative value of hydroelectric plants, which is considerably lower than the price previously expected. The new PPA was approved by ANEEL in June 2004. As a result of the foregoing, EDP Brazil recorded this provision for future losses.

Distribution

In 2003, our distribution companies in Brazil served more than 2.9 million customers, distributed 21,424 GWh of electricity and had revenue of 3.2 billion reais (€919.8 million).

	Year Ended December 31, 2003
Company	Customers (thousands)	GWh Distributed	Revenue (thousands of reais)	Revenue (thousands of euros)
Bandeirante	1,320	11,380	1,674,395	484,069
Escelsa	968	7,187	943,697	272,824
Enersul	614	2,857	563,586	162,933

Total	2,902	21,424	3,181,678	919,826

In the first six months of 2004, our distribution companies in Brazil served more than 2.9 million customers, distributed 11,120 GWh of electricity and had revenue of 1.7 billion reais (€486.9 million).

Company	Customers (thousands)	GWh Distributed	Revenue (thousands of reais)	Revenue (thousands of euros)
Bandeirante	1,348	6,038	937,141	257,690
Escelsa	978	3,563	499,610	137,380
Enersul	626	1,519	333,806	91,788

Total	2,951	11,120	1,770,557	486,858

Bandeirante

EDP Brazil holds a 96.50% stake in the share capital of Bandeirante, a distribution company in the Brazilian state of São Paulo that, in 2003, served more than 1.32 million customers.

In 2003, Bandeirante sold 9,539 GWh, a 6% decrease from 2002, primarily due to consumption decreases in the industrial segment. Consumption in the residential segment represented 22.4% of total sales volume, an increase of 0.8% from 2002. Consumption in the industrial segment represented 54.8% of total sales volume, a decrease of 12.8% from 2002, reflecting the loss of liberalized customers to other energy suppliers. Consumption in the commercial segment represented 12.4% of total sales volume, an increase of 4.5% from 2002. In the other segments, which represent 10.5% of total sales volume, the consumption increase was 8.2% from 2002. Taking into account electricity distributed to liberalized customers, which pay Bandeirante a fee for use of its distribution grid, Bandeirante distributed 11,380 GWh in 2003, a 4.2% increase from 2002.

On October 23, 2003, Bandeirante’s tariffs were adjusted as part of a periodic tariff review resulting in an increase of 18.08% over the period from 2004-2008, of which 14.68% will be applied during the first year and the remaining 3.4% will be applied over the next three annual tariff readjustment processes.

In 2003, Bandeirante made capital expenditures of 136 million reais (€39.3 million) with a focus on modernization, customer service, improvement of the network’s operational conditions in expanding regions and increases in the electricity grid’s operational flexibility. As part of a program of modernization, 50 million reais (€15 million) was spent in 2003, including expenditures relating to a new operations center and in the new commercial information system.

In order to improve productivity, Bandeirante has been encouraging its employees to adopt procedures that build a creative and innovative culture that is focused on results and responsive to customers and the market. In 2003, Bandeirante reduced its workforce to 1,261 employees, achieving a customer per employee ratio of 1,050.

At the end of March 2003, the company raised 200 million reais (€55 million at the time of the issue) through the issuance of 6-month promissory notes. In September 2003, the company issued new promissory notes in amount of 180 million reais (€53 million at the time of the issue) to refinance the notes issued in March 2003.

At the end of 2003, Bandeirante’s board of directors approved a long-term loan of U.S.$100 million from the Inter-American Development Bank to finance the expansion of the distribution grid and to improve the general quality of services.

On October 22, 2004, we announced that the Brazilian electricity regulator, ANEEL, had decided to amend the average electricity tariff increase granted to Bandeirante as part of the October 23, 2003 tariff review from 18.08% to 10.51%. Despite the provisional status of this review (the definitive asset base and tariff impact is to be decided and communicated by ANEEL in connection with the October 23, 2005 tariff adjustment), we have opted to book the retroactive effects of this measure (covering the period from October 23, 2003 through October 23, 2004) already in our financial statements for the third quarter of 2004. The impact of this adjustment on Bandeirante’s results before taxes in 2004 is estimated to be approximately R$104 million (€29 million based on the average Portuguese Central Bank rate for real for 2004 through September 30, 2004) and the total estimated impact on EDP’s net income in 2004 approximately R$66 million (€18 million based on the average Portuguese Central Bank rate for real for 2004 through September 30, 2004).

On October 22, 2004, ANEEL, through an additional resolution, also authorized Bandeirante to increase electricity tariffs for the one-year period commencing October 23, 2004 by an average of 15.95% on the “new” tariff. In practical terms, this represents an 11.4% increase on the average tariff charged by Bandeirante from October 23, 2004 through October 22, 2005.

We believe that the cumulative effect of these two measures will not have a material impact on the results anticipated by the business plan we announced on December 2, 2003.

Escelsa

EDP and its subsidiaries own 54.76% of Escelsa, a distribution company in the Espírito Santo state of Brazil that, in 2003, served more than 968,000 customers.

In September 2002, a lawsuit with GTD Participações, S.A., or GTD, a Brazilian company, received a favorable decision on the merits in our favor. This decision, however, is subject to an appeal to the High State Court of Rio de Janeiro, which has not yet been decided. Previously, a shareholders’ agreement with GTD that provided for joint control of Escelsa was in force. The lawsuit was filed by GTD when it contested the termination of this shareholders’ agreement. GTD attempted to suspend our rights as controlling shareholder, but the judiciary denied this request. We convened an extraordinary shareholders’ meeting of Escelsa in September 2002 at which we gained control of Escelsa, which control had previously been shared jointly with GTD. In October 2002, we took over the management of Escelsa and appointed new executive officers. Since that time, we have fully consolidated Escelsa. Following the decision of the Lower Court of Rio de Janeiro, GTD filed an additional lawsuit in the Federal Court of Rio de Janeiro with a similar complaint, but this time against Brazilian Union and Eletrobras, as well, on which no ruling has yet been made.

The electricity required by Escelsa’s distribution grid in 2003 totaled 8,185 GWh, an 11% increase from the previous year. In order to meet market demand, Escelsa’s hydroelectric plants generated 922 GWh internally, which represents 11.2% of the electricity required. Escelsa purchased the remaining 5,975 GWh from other suppliers. In addition, 1,287 GWh produced by other generators passed through Escelsa’s grid.

Escelsa’s total electricity sales volume was 5,900 GWh in 2003, representing a 7% decrease from 2002 due to decreased electricity sales to the commercial and industrial segments. Consumption by the residential segment represented 20.3% of total sales volume, an increase of 5.5% from 2002. Consumption by the industrial segment represented 46.5% of total sales volume, a decrease of 16.6% from 2002, which reflects the loss of liberalized customers to other energy suppliers. Consumption by the commercial segment represented 12.8% of the total sales volume, a decrease of 10% from 2002, also reflecting the loss of liberalized customers. The energy supply sold to other electric utilities represented 5.4% of the total sales volume, an increase of 1% from 2002. Finally, sales to other segments represented 15.0% of the total sales volume, an increase of 13% from 2002. Taking into account electricity distributed to liberalized customers, which pay Escelsa a fee for use of its distribution grid, Escelsa distributed 7,187 GWh in 2003, an 11% increase from 2002.

On August 7, 2003, ANEEL approved Escelsa’s tariff readjustment, an increase of 17.3% that consisted of:

•	8.96% to compensate for Escelsa’s non-controllable costs, which are passed along to customers;

•	7.8% to compensate for Escelsa’s controllable costs, which were adjusted to reflect inflation, and were discounted by 0.63%, due to the pass-through to the tariffs of the year’s productivity gains, or the X Factor; and

•	0.54% to compensate for Escelsa’s losses during the rationing period in 2001-2002.

Every three years, Escelsa’s tariffs are reviewed according to its concession contract, for the purpose of reassessing the fair return on capital employed. On August 7, 2004, ANEEL approved a 6.33% increase in Escelsa’s tariffs.

In 2003, Escelsa had capital expenditures of 64 million reais (€19 million), of which 57 million reais (€17 million) were technical costs related to the expansion and improvement of the distribution grids, new substations and company modernization. The remaining 7 million reais (€2 million) were financial costs related to the expenditures capitalized in Escelsa’s assets.

Escelsa’s workforce at the end of 2003 totaled 1,309 employees, 3.5% less than in 2002. Esclesa continues to increase the customers per employee ratio, reaching 742 in 2003 from 705 in 2002, an improvement of 5%.

Enersul

EDP and its subsidiaries indirectly hold a controlling stake in Enersul, a distribution company in the Mato Grasso do Sul state of Brazil, that, in 2003, served more than 614,000 customers.

Enersul’s total energy sales volume for 2003 was 2,816 GWh, representing a 2% increase from 2002. Sales to the residential segment represented 31.4% of the total sales volume, an increase of 1.1% from 2002. Sales to the industrial segment represented 23.5% of the total sales volume, a decrease of 2.5% from 2002. Sales to the commercial segment represented 19.7% of the total sales volume, an increase of 3.7% from 2002. Enersul had 613,645 customers at the end of 2003, an increase of 3% compared to 2002. Taking into account electricity distributed to liberalized customers, which pay Enersul a fee for use of its distribution grid, Enersul distributed 2,857 GWh in 2003, a 4% increase from 2002.

On April 8, 2003, ANEEL approved a tariff increase for Enersul of 42.26% as part of a periodic tariff review. Of this amount, 32.59% has already been applied to the current tariff and the remainder, 9.67%, will be added to the tariff over the years from 2004 to the next review in 2007. On April 8, 2004, ANEEL approved an increase in Enersul’s tariff averaging 17.02% across consumer segments.

In 2003, Enersul had capital expenditures of 56 million reais (€16 million) focused on modernizing, improving and expanding the company’s distribution grid.

Although at the end of 2003, Enersul’s workforce was 1.2% higher that in 2002, totaling 940 employees, the company was able to improve its ratio of customers to employees to 653 in 2003 from 643 in 2002.

In 2003, Enersul wrote off 22 million reais (€7 million at the time of the write-off) related to the market value of Campo Grande’s gas turbine acquired in 2001, as Enersul terminated this project and decided to sell the turbine.

CERJ

In 1996, EDP, S.A. formed a consortium with Chilectra and Endesa that acquired approximately 70% of the stock of Companhia de Eletricidade do Rio de Janeiro, S.A., or CERJ, an electricity distribution company in the Rio de Janeiro state of Brazil. EDP, S.A. currently owns 7.77% of CERJ (11.27% at December 31, 2003), reflecting reductions in our stake as a result of capital increases that we did not participate in.

Related Activities

Enertrade manages contacts between our Brazilian generation and distribution businesses and engages in electricity trading. In addition, Enertrade seeks to capture business from liberalized clients that move away from our distribution companies as sources of supply and sell to other liberalized clients. As the New Model provides that liberalized clients may only purchase electricity from generators or traders, we expect that the shift of these clients away from our distribution companies will continue.

In 2003, Enertrade’s sales volume amounted to 2,713 GWh, of which 1,620 GWh were sold to liberalized customers. Enertrade purchased 1,072 GWh from EDP Lajeado. This represents an increase of 28% in comparison to the previous year. The average prices of energy sold and purchased by Enertrade in 2003 were, respectively, 58.8 reais/MWh and 53.34 reais/MWh.

TELECOMMUNICATIONS

History and Overview

In March 2000, we announced a strategic decision to pursue the telecommunications business. This decision provided us with an opportunity to leverage our existing resources and expertise and to build on our initiatives in the telecommunications and information technology businesses. In Portugal, our telecommunications and related activities are conducted by ONI. The current shareholder structure in ONI is as follows: EDP 56.025%, Brisa S.A. 17%, BCP 16.188%, BCP’s pension fund 6.637%, GALP Serviços 4.096% and GALP 0.054%.

In 2003, ONI had revenues of €331.1 million, of which €15.3 million was generated from services provided to the EDP Group, and an operating loss of €68.7 million compared with, in 2002, revenues of €320.8 million, of which €13 million was generated from services provided to the EDP Group, and an operating loss of €154.8 million.

In the first quarter of 2003, ONI revised its organizational structure to better achieve the goals and strategies defined for its business segments. This process was concluded in the fourth quarter of 2003, by the merger of ONI Grandes Redes, ONI Sistemas de Informação, ONI One, ONI Solutions, Shopping Direct and Brisatel into ONI Telecom. Accordingly, ONI’s businesses are currently pursued in two main areas: wireline Portugal and wireline Spain.

Wireline Portugal comprises:

•	ONI Telecom, a wholly-owned subsidiary of ONI, which is a licensed telecommunications company that develops and provides wireline communication services to corporate and residential clients and also serves as a “carrier’s carrier,” selling capacity to other communications companies.

•	uCall, a 60%-owned subsidiary of ONI offering call center services, which fulfills ONI’s needs in back office support, as well as providing services to companies outside the ONI group.

Wireline Spain comprises:

•	Comunitel, a 99.93%-owned subsidiary of ONI, which is a telecommunications operator specializing in providing communication services to corporate clients. Comunitel was one of the first operators to provide advanced telecommunication services in Spain.

•	Ola Internet, a wholly-owned subsidiary of ONI, which is a company offering voice and data services to medium-size companies in Spain.

In early 2004, ONI became the owner of 99.98% of Germinus XXI, or Germinus, an “incubator” company developing services in the market where telecommunications, media, hardware and software converge, increasing its previous ownership of approximately 80% of Germinus. The Germinus group offers services in four activities: applications and technological platforms, professional services, information services and network business.

As of December 31, 2003, ONI had approximately 1,160 employees, with 51% based in wireline Portugal and 49% based in wireline Spain.

Telecommunications Market

In accordance with EU requirements, the Portuguese government has taken significant steps during the past several years to open the telecommunications market to competition. In 1997, Portuguese regulations took effect that permitted us and others to install and provide infrastructure for telecommunications services. On January 1, 2000, Portugal opened the entire telecommunications sector to competition.

As of January 1, 2001, alternative carriers have been permitted to offer local and regional indirect calls, and as of June 30, 2001, customers have been allowed to keep their existing phone numbers while changing to a different access operator. Although number portability now exists in Portugal, ONI believes that some additional technical issues need to be addressed by ICP-Autoridade Nacional de Comunicações, or ICP-ANACOM, to make number portability a more efficient process. ICP-ANACOM is expected to pass a regulation relating to these issues following a consultation process carried out in March 2004.

In January 2002, liberalization of the telecommunications sector advanced a step further with the long promised unbundling of the local loop (ULL). However, technical and administrative restrictions by the historical monopoly telecommunications operator Portugal Telecom, or PT, did not allow for widespread use of this technology, effectively preventing the new operators from exploiting this new opportunity.

Competition

In the fixed line business area, ONI is competing for market share primarily with PT, which historically held a monopoly on fixed line services in Portugal. Currently, in the first stages of liberalization of this area, PT continues to hold a dominant position in this market. Other fixed line operators in Portugal include Novis, controlled by Sonae.Com and France Telecom, and Jazztel. Based on data released by ICP-ANACOM, in the fourth quarter of 2003, new operators accounted for 13.4% of the total minutes in the fixed line area.

Indirectly, fixed line operators also face strong competition from cellular telephone service providers, particularly in the voice segment. Cellular services in Portugal are currently provided by TMN, Vodafone Portugal and Optimus.

We also face significant competition in data transmission services and as an Internet Service Provider, or ISP. Numerous operators compete in these areas, including SAPO, a PT ISP, IOL, a Media Capital ISP, and Clix, a Sonae.Com ISP.

Telecommunications Activities

Infrastructure

ONI has in place an extensive infrastructure to provide telecommunications services, which includes approximately 6,000 kilometers of fiber optic cable, including multiple strings, for a total of approximately 150,000 kilometers of fiber optic backbone, in Portugal. We own approximately 110,000 kilometers of this backbone and lease approximately 40,000 kilometers to REN, Transgás and EDIS. ONI currently has approximately 300 points of presence, (PoPs) and 2 network central offices, in Lisbon and Porto. At the end of 2000, ONI linked its fiber optic network to Iberdrola’s network, creating two new connections to Spain and adding to the existing connection with the network of Comunitel.

The incorporation of Brisatel’s assets in the ONI group in October 2001 added approximately 1,300 kilometers of fiber optic cable (of which approximately 1,120 kilometers are already installed) to the fiber optic cable that we had already in place at the time. Brisatel also added 70 PoPs and two international links with RENFE, the Spanish railroad operator, which required a restructuring of ONI’s PoPs to avoid redundancy. The incorporation of Brisatel’s assets in the ONI group was one of the factors that led ONI to renegotiate its lease of the fiber optic network owned by REN in early 2002. Under the renegotiated terms of this lease, the duration of the lease has been reduced from 20 years to 5 years and fiber optic pairs length was reduced by 50% to approximately 3,000 kilometers by the beginning of 2003. As of January 2004, fiber optic pairs length was reduced again to 2,329 kilometers.

ONI expects to increase consumer connections to its existing fiber optic backbone to provide telecommunications services. ONI has efforts underway to develop digital powerline technology and is currently conducting pilot tests.

Telephone and Data Services

ONI Telecom commenced operations in January 2000 as a voice and data fixed-line operator concurrent with the opening of competition in Portugal. We continue to provide services in this area through ONI. ONI Telecom’s initial activities were focused on fixed-line voice services for businesses and high-value customers. ONI currently expects to develop other products and services, including value-added voice services, data transmission, and integrated voice, data and video services.

At December 31, 2003, ONI had approximately 741,000 registered voice lines generating demand for approximately 2.6 million minutes per day, or an aggregate of 939 million minutes in 2003. In comparison, in 2002 ONI’s fixed line operation in Portugal accounted for approximately 733 million minutes of voice traffic.

According to a report by ICP-ANACOM for the fourth quarter of 2003, ONI holds an overall market share in fixed line telephone traffic of approximately 5%, which corresponds to approximately 45% among the new fixed line operators in Portugal.

In Spain, at December 31, 2003 our subsidiary Comunitel and its subsidiary Ola internet generated approximately 1,700 million minutes of voice traffic in 2003.

Internet Access Services

ONI has high capacity platforms to provide Internet access services and is operating as an ISP. As of December 31, 2003, ONI had approximately 436,000 registered ISP customers generating approximately 1.6 million minutes per day for an aggregate of approximately 638 million minutes in 2003.

In July 2002, ONI launched an Asynchronous Digital Subscriber Line, or ADSL, product that allows high speed Internet access over regular telephone lines and that can be installed by end users over their existing telephone lines.

Regulation

Our activities in the telecommunication area subject us to a number of regulatory regimes, including licensing requirements and operating restrictions. ONI holds licenses for the establishment and operation of public telecommunications networks (ICP-05/99-RPT, granted June 14, 1999) and the provision of Fixed Telephony Service (ICP-001/99-SFT, granted August 10, 1999). ONI also holds a registration for the provision of public use telecommunications services (Register-006/99 dated January 20, 1999). ONI was awarded two licenses for the use of frequencies aimed at fixed wireless access in the 3.6-3.8 Mhz and 24.5-26.5 Ghz bands (ICP-01/99-FWA and ICP-05/99-FWA granted December 29, 1999). In 2003, ONI requested the revocation of the 3.6-3.8 Mhz band license. The difficulties of installing terminal equipment and the lack of scale, together with other technological difficulties, made the operation of a fixed wireless network difficult and uneconomical.

Financial Results

As a recent entrant in the telecommunications sector, during its first four years of operations ONI has incurred significant operating costs in connection with developing and sustaining its business while, at the same time, increasing revenues as a result of its growing customer base. ONI had revenues for 2003 of €331.1 million, of which services provided to the EDP Group amounted to €15.3 million, and an operating loss of €68.7 million. In comparison, ONI had revenues for 2002 of €320.8 million, of which services provided to the EDP Group amounted to €13 million, and an operating loss of €154.8 million. ONI’s 2003 operational capital expenditures for fixed line communications in Portugal and Spain were approximately €28.6 million compared with approximately €140.8 million in 2002. ONI’s total assets at the end of 2003 were €835 million compared with €888 million at the end of 2002.

ONI’s current assessment of expenditures in the telecommunications area anticipates an investment by ONI of approximately €114 million for the period 2004-2006 almost exclusively for network infrastructure and client connections and equipment, although the amount of investments may change as ONI’s plans develop.

In view of the applicability of Article 35 of the Portuguese Companies Code, which requires that the shareholders’ equity of a company may not be lower than 50% of its share capital (and in such case requires the company to increase its shareholders’ equity to be at least two-thirds of its share capital), ONI will need to adopt measures to bring itself into compliance with this obligation, which shall be determined at its next general shareholders’ meeting, which has been scheduled for November 22, 2004.

OTHER INVESTMENTS AND INTERNATIONAL ACTIVITIES

During 1998, we acquired in the Spanish securities market 3% of the share capital of Iberdrola, a Spanish utility company. In September 2003, we sold a block of 10 million shares representing 1.11% of the share capital of Iberdrola to Banco Bilbao Vizcaya Argentaria, S.A., for €153.9 million. In October 2003, we sold 17,050,000 shares, representing a 1.89% stake in the share capital of Iberdrola, to BANCAJA, Caja de Ahorros de Valencia, Castellón y Alicante for €246.2 million. As a result of this transaction, we no longer have any stake in Iberdrola. Iberdrola holds a stake in us of slightly less than 5% of our share capital, which corresponds to slightly more than 5% of our voting rights.

We also have a direct and indirect interest of approximately 6.03% in ELCOGAS, S.A. (4.31% through EDP Participações, and 4.31% through Hidrocantábrico, which is presently 39.5% owned by us), a consortium that includes, in addition to us, Electricité de France, Endesa, Iberdrola, International Power and others. ELCOGAS, S.A. was formed to build and operate a 300 MW integrated gasification combined cycle plant in Puertollano, Spain. This plant burns gas obtained from the coal gasification process.

We hold a 21% interest in a consortium that indirectly owns an 80.88% interest in the capital of Empresa Eléctrica de Guatemala S.A., or EEGSA, which is an electricity distribution company in Guatemala. In 2003, EEGSA had approximately 717,000 customers, a sales volume of 3,429 GWh and a service area of 6,200 square kilometers. EEGSA is Central America’s largest distribution company. In 2003, EEGSA generated €312.6 million in revenues and had a net income of €15.2 million. The consortium is made up of EDP, Iberdrola and Teco Energy, a Florida electric company.

We also own a 21.19% stake in CEM—Companhia de Electricidade de Macau, S.A., or CEM, the electric utility company of Macau, and have an active role in CEM’s management. In 2003, CEM had approximately 195,500 customers and sold 1,754 GWh of electricity. In 2003, CEM had revenues of €216.0 million and net income of €58.8 million. CEM has the concession for generation, transmission and distribution in Macau until December 2010. CEM serves a population of approximately 470,000 in an area of 28 square kilometers. In 2003, we reorganized our shareholding in CEM by winding up an intermediary holding company, Sogeste, in which we had an 85% stake, and acquiring a proportion of the stake held in CEM by the other shareholder of Sogeste, Gaixa Geral de Depósitos. As part of this reorganization process, we sold a 2.06% stake in CEM to China Power International Holding, a company of the main electricity operator in mainland China, as an opportunity to diversify and strengthen the shareholder structure of CEM.

In late 1999, we formed a consortium, 60% owned by us and 40% owned by AdP Aguas de Portugal, which was chosen by the government of Cape Verde to acquire a 51% interest in Electra, for which we paid €27 million. Electra produces electricity and distributes electricity and water in Cape Verde. In 2003, Electra produced 199 GWh of electricity, compared to 181 GWh in 2002, and distributed 133 GWh to 65,538 customers in an area of 4,030 square kilometers. Also in 2003, Electra produced 4 million cubic meters of water and distributed 2.8 million cubic meters of water to 22,578 customers. Electra had revenues of €27.7 million and a net loss of €5.0 million in 2003.

We have a 10% interest in Tejo Energia, which was incorporated in October 1992 and acquired from us in November 1993 the Pego Thermoelectric Power Plant. The other shareholders of that company are International Power (45%), Endesa Europa (35%) and EDFI (10%). The Pego Thermoelectric Power Plant has two coal units with an installed capacity of approximately 300MW each. Presently, Tejo Energia sells all the energy it produces to the Portuguese PES through REN under a long-term PPA.

On October 26, 2004, we signed a call option agreement with IPR and IPBV for the purchase of a 20% shareholding and related shareholder loans in Turbogás and of a 26.667% shareholding and related shareholder loans in Portugen. For further information on this agreement, see “Information on the Company—Strategy—Iberian Energy.”

Turbogás was incorporated in 1994 with the sole purpose of carrying out the development, construction and operation of a combined-cycle gas fired power station at Tapada do Outeiro, in Portugal, with a total installed capacity of 990 MW. Presently, Turbogás sells all the energy it produces to the Portuguese PES through REN under a long-term PPA. Portugen is the entity in charge of the operation and maintenance of this power station.

We currently hold a 20% interest in the share capital of Turbogás. The other shareholders of Turbogás are RWE, with a shareholding of 75%, and KOCH, with a shareholding of 5%. RWE owns 100% of the shareholding in Portugen.

CERTAIN SUBSIDIARIES

Apart from EDP Produção, EDPD, Hidrocantábrico, our Brazilian companies and ONI, we have a number of subsidiaries that provide various services to our other companies. Some of these subsidiaries also provide services to third parties. These entities contributed €151 million in revenues in 2003.

EDP Valor integrates some of our service companies with the objective of achieving cost reductions within EDP through the consolidation of resources and the centralizing of purchasing activities. Since the first quarter of 2002, EDP Valor has extended its services to EDP Produção and EDPD.

EDP—Electricidade de Portugal Internacional, S.G.P.S., S.A. provides management and organization consulting services in electricity generation, transmission and distribution, undertakes project management and promotion, and executes and supervises the performance of commercial contracts.

EDINFOR—Sistemas Informáticos, S.A., which is our main company operating in the information technology market, develops, operates and markets software and systems, and also provides consulting and vocational training in information technology. EDINFOR holds a 57.77% interest in ACE-SGPS, which is a holding company for Portuguese companies that provide management, strategic and information systems consultancy, corporate turnaround and organization restructuring services, as well as e-trade, data warehousing, knowledge management and customer relationship management, and planning and management of IT solutions, financial services and implementation and training in SAP R3. Among other companies, EDINFOR also holds major interests in: Copidata Industrial Gráfica e Equipamentos, S.A., a company that creates, executes and sells graphic systems; IT-Log, Logística e Gestão de Tecnologias de Informação, S.A., a company whose activities consist of the conception, production, installation, logistics and management of IT systems; and IT-GEO, Tecnologias e Informação Georeferenciadas, S.A., a company whose activities consist of the development and integration of geographic information systems and the production, maintenance and sale of geographic data.

On September 30, 2004, we announced our intention to enter into exclusive negotiations with LogicaCMG with a view to entering into a strategic partnership involving the sale of 60% of EDINFOR’s share capital. We expect this transaction to involve the renegotiation of our existing contracts with EDINFOR in order to ensure that we have access at competitive prices to the best international practices in the field of information technology and to ensure that our core information technology systems continue to be run by EDINFOR, while benefitting from the worldwide positioning of LogicaCMG. With such a partnership in place, we expect to be better able to focus on our core business, while maintaining the availability and security of key systems, and enhancing EDINFOR’s growth potential.

Affinis—Serviços de Assistência e Manutenção Global, S.A. provides home services and contractor management to residential and corporate customers through a network of skilled professionals. In the residential area, Affinis offers home services including the planning, installation, maintenance and repair of electrical, gas, plumbing and structural systems and the replacement of household appliances. In the corporate area, Affinis provides technical assistance with respect to many of the services provided in the residential area.

BUSINESS INTERRUPTION

We did not experience, and we do not currently expect to experience, any interruptions to our generation and distribution activities that were or might be material to our consolidated financial condition. We cannot assure you, however, that we will be able to foresee any such interruptions or that any such interruptions will not occur.

In 2003, in Portugal, we had a 50-minute improvement in our Equivalent Interruption Time (or EIT) in respect of our distribution of electricity in the medium-voltage network, with an EIT of 370 minutes. Compared with 2002, this represented a 12% improvement. Approximately 29 minutes of the 370 minutes related to the wildfires that took place in Portugal during the summer of 2003, which affected a significant number of distribution lines and resulted in frequent cuts in electricity supply.

ENVIRONMENTAL MATTERS

In 1994, our board of directors adopted an Environmental Policy Declaration, which sets forth our principles for environmental policy and activities. Our policy is aimed at minimizing or, where possible, eliminating negative environmental impacts. We believe we are in material compliance with all existing EU, Portuguese, Spanish and Brazilian government environmental regulations, and expect that we will materially comply with proposed changes in EU and other applicable regulations.

We have been implementing an Environmental Management System (or EMS) for our electricity activities, as a fundamental aspect our environmental policy. Pursuant to the EMS, 38% of our installed capacity in Portugal (85% of our thermal installed capacity) has been certified under ISO 14001.

Our main environmental focus concerns the reduction of the emission of atmospheric pollutants, namely SO2 and NOx emissions. Pursuant to environmental laws and regulations to which we are subject, we have been using fuel with progressively lower sulfur levels and have introduced NOx primary reduction measures in the Sines thermoelectric power station (with the first phase of this introduction having been completed in 2000). In order to comply with new emission levels established by EU legislation, we initiated in 2003 the installation of the necessary emissions abatement equipment (fuel gas desulfurization and additional NOx primary reduction measures) at Sines and are introducing similar equipment to control SO2 and NOX emissions at our thermoelectric plants in Spain. The Barreiro, Carregado and Setúbal power plants in Portugal are expected to be exempt from compliance with new emission limit requirements.

We have closely monitored national and international initiatives related to climatic changes. We have also actively contributed to discussions on the Portuguese National Program on Climate Change, which defines greenhouse gases (or GHG) emission reduction measures to be implemented in Portugal, as well as discussions on the National Allocation Plan, which assigns GHG emission allowances (namely, allowances for CO2 emissions) to installations in specific industrial sectors, including thermal power plants. Similar initiatives are being considered in Spain. We have also been preparing for the European CO2 emission allowances market, which is expected to start in January 2005. We have been participating in emissions market simulation exercises and considered market strategies.

We incur significant expenses in repair and prevention measures in order to fulfill the demands of environmental regulations. We made capital expenditures related to environmental matters in 2003 and 2002 of approximately €10 million and €15 million, respectively. We expect these capital expenditures to aggregate to approximately €40 million in 2004, of which €20 million will be related to new investments in emissions abatement equipment at the Sines power plant. Our aggregate estimate for capital expenditure to control emissions of SO2 and NOX in the period 2005 to 2007 is €345 million, of which half is expected to be incurred at our thermoelectric plants in Spain.

In March 2004, our Board of Directors approved the Principles for Sustained Development for the EDP Group, a set of eight principles relating to the economic, environmental and social aspects of the Group’s operations.

EMPLOYEES

As of December 31 for the years indicated, the following table shows our number of employees by business areas and geographic area, as well as the installed capacity of our generation activities and the number of our customers by geographic area, together with the proportions of such capacity and the number of our customers, respectively, to our number of employees.

Employees	2001	2002	2003
Electricity Generation
Portugal	2,157	2,099	1,983
Spain	464	481	471

Electricity Distribution
Portugal	7,172	6,979	6,334
Spain	396	388	395
Brazil	3,860	3,626	3,514

MW Installed Capacity	2001	2002	2003
Electricity Generation
Portugal	7,475	7,520	7,780	*
Spain	2,161	2,559	2,595

Customers	2001	2002	2003
Electricity Distribution
Portugal	5,541,396	5,664,655	5,765,996
Spain	536,746	549,091	561,208
Brazil	2,747,430	2,848,230	2,902,203

MW / Employee	2001	2002	2003
Electricity Generation
Portugal	3.5	3.6	3.9
Spain	4.7	5.3	5.5

Customers / Employee	2001	2002	2003
Electricity Distribution
Portugal	773	812	910
Spain	1,355	1,415	1,421
Brazil	712	786	826

*	Excludes wind, biomass and the small hydro capacity belonging to EDP Energia.

S-81.1

SELECTED FINANCIAL INFORMATION

You should read the following selected consolidated financial data in conjunction with “Operating and Financial Review and Prospects” below and our audited consolidated financial statements, interim consolidated financial statements and other financial data found elsewhere in this prospectus or incorporated by reference herein.

The selected financial data below has been extracted from our audited consolidated financial statements as of and for each of the three years ended December 31, 2003 and the notes thereto, as well as from our interim consolidated financial statements as of and for the six-month periods ended June 30, 2003 and 2004 and the notes thereto. These consolidated financial statements have been prepared in accordance with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See “Operating and Financial Review and Prospects—Portuguese GAAP compared with U.S. GAAP” and note 39 to our audited consolidated financial statements and note 37 to our interim consolidated financial statements for a discussion of the principal differences between Portuguese GAAP and U.S. GAAP with respect to our consolidated financial statements.

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
	(millions of EUR, except per ordinary share and per ADS data)
	(audited)			(unaudited)
Statement of income:
Amounts in accordance with Portuguese GAAP
Electricity sales	5,201	5,876	6,296	3,116	3,138
Other sales(1)	98	112	160	31	127
Services(2)	351	398	521	199	267
Total revenues	5,650	6,387	6,978	3,346	3,532
Raw materials and consumables	3,080	3,687	3,921	1,841	1,920
Personnel costs	592	625	647	345	325
Depreciation and amortization	665	740	846	408	389
Supplies and services	651	675	633	310	302
Own work capitalized(3)	(233)	(242)	(236)	(117)	(104)
Concession and power-generation rental costs(4)	149	158	176	88	95
Hydrological correction(5)	0	0	0	0	0
Other operating expenses, net	73	95	86	63	54
Total operating costs and expenses	4,977	5,738	6,072	2,939	2,980
Operating margin	674	649	906	407	552
Net interest expense(6)	205	223	359	183	181
Other non-operating income (expenses), net	126	(139)	(14)	59	(20)
Income before income taxes	594	287	532	284	350
Provision for income taxes (net of deferred taxes)	(203)	(172)	(196)	(111)	(103)
Minority interest	60	220	44	9	28
Net income	451	335	381	182	275
Net income from operations per ordinary share(7)	0.22	0.22	0.30	0.14	0.18
Net income from operations per ADS	2.25	2.16	3.02	1.36	1.84
Basic and diluted net income per ordinary share(7)	0.15	0.11	0.13	0.06	0.09
Basic and diluted net income per ADS(7)	1.50	1.12	1.27	0.61	0.92
Dividends per ordinary share(8)	0.11	0.09	0.09	—	—
Dividends per ADS(8)	1.13	0.90	0.90	—	—
Cash flow data:
Amounts in accordance with Portuguese GAAP
Net cash from operating activities	1,221	898	1,774	791	852
Net cash used in investing activities	1,243	1,141	529	270	504
Net cash used in (from) financing activities	96	297	(1,119)	(512)	(486)

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
	(millions of EUR, except per ordinary share and per ADS data)
	(audited)			(unaudited)
Balance sheet data (at period end):
Amounts in accordance with Portuguese GAAP
Cash and cash equivalents	34	214	287	143	204
Other current assets	1,496	1,863	1,919	1,866	1,860
Total current assets	1,530	2,077	2,207	2,009	2,064
Fixed assets, net(9)	9,844	11,204	11,652	11,210	11,706
Other assets	4,860	4,844	4,792	4,852	5,020
Total assets	16,233	18,125	18,651	18,071	18,790
Short-term debt and current portion of long-term debt	1,744	1,887	1,579	1,789	1,649
Other current liabilities	1,286	1,631	1,711	3,041	1,896
Total current liabilities	3,030	3,518	3,290	4,830	3,545
Long-term debt, less current portion	4,055	6,107	5,914	6,214	5,811
Hydro account(11)	388	324	0	0	0
Other long-term liabilities	2,423	2,616	3,525	1,174	3,461
Total liabilities	9,896	12,566	12,729	12,218	12,817
Minority interest	241	65	236	57	234
Hydro account(11)	0	0	388	383	375
Shareholders’ equity	6,097	5,494	5,298	5,413	5,364
Amounts in accordance with U.S. GAAP(10)
Fixed assets, net(9)	5,929	6,602	7,172		7,324
Total assets	15,455	16,922	17,730		18,118
Total current liabilities	3,052	2,551	3,280		3,416
Total long-term liabilities	7,721	10,420	10,892		10,731
Total liabilities	10,773	12,970	14,172		14,147
Shareholders’ equity	4,441	3,886	3,497		3,739
Operating Data:
Installed Capacity (MW)
Portugal	7,610	7,654	7,939	7,661	7,971
Spain	2,262	2,671	2,820	2,736	2,816
Electricity Distributed (GWh)
Portugal	36,025	36,931	38,916	19,372	20,138
Spain	7,919	8,375	8,659	4,227	4,525
Number of Electricity Distribution Customers (#)
Portugal	5,541,418	5,665,056	5,768,287	5,731,006	5,819,635
Spain	536,746	549,091	561,208	556,062	567,412

(1)	Consists of sales of steam, ash, information technology products and sundry materials.
(2)	Consists of electricity-related services, services to information technology systems, telecommunications, engineering, laboratory services, training, medical assistance, consulting, multi-utility services and other services.
(3)	Our consolidated income statements present expenses in accordance with their nature rather than their function. Therefore, costs incurred by us for self-constructed assets are capitalized as part of fixed assets and included as a reduction of total expenses under “Own work capitalized” when the related costs have been included in the relevant expense items.
(4)	Substantially all of these amounts relate to rent expenses paid to municipalities for the right to distribute electricity in the relevant municipal areas.
(5)	As required by government regulation, we record charges and credits to operating income, depending on hydrological conditions in a given year, to smooth the effect on our earnings and customer prices that result from changes in hydrological conditions. The difference between the economic costs of generating electricity and the economic reference costs based on an average hydrological year are included in this item. The imputed interest on the accumulated balance of the hydro account and other adjustments are included in “Other non-operating expenses (income).” In 2003 and for the following years, net gains and losses arising from the hydrological account are being charged to other non-operating income (expenses). In this respect, in 2003 we booked a € 19.4 million income item, or US$ 23.6 million, under this profit and loss account caption. Additionally, in 2001 we recorded a € 47.5 million income item. We did not record such an item in 2002.

(6)	Includes interest and related expenses and interest and related income.
(7)	Basic and diluted earnings per ordinary share are based on our historical average number of ordinary shares outstanding after giving effect to a 5 for 1 stock split and our average number of ordinary shares outstanding after giving effect to the 5 for 1 stock split plus the effect of the exercise of employee stock options, respectively. Basic and diluted earnings per ADS are based upon basic and diluted earnings per ordinary share multiplied by 10 as each ADS is equivalent to 10 ordinary shares on a post-split basis.
(8)	Based on 3,000,000,000 ordinary shares issued and outstanding.
(9)	Substantially all of these assets are subject to reversion to the Republic or the municipalities.
(10)	U.S. GAAP amounts for 2001 are not comparable to 2002 and 2003 due to the implementation of SFAS 142.
(11)	Commencing with 2003, the hydrological correction account is no longer presented in our consolidated balance sheet as a liability.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Company overview

Our principal business is the generation and distribution of electricity in Portugal and Spain (the Iberian Peninsula), which we consider to be, and refer to in this prospectus supplement, as our domestic market. We are also involved in activities related to our core energy business both in our domestic market, such as the distribution and supply of natural gas, and in Brazil, where we exercise control over three distribution companies and own interests in generation. In addition, we hold interests in other complementary businesses, such as a 56% stake in ONI, a fixed line telecommunications operator in Portugal and Spain.

Factors impacting our business

Our businesses, financial condition and operating performance have been and will continue to be primarily affected by:

•	the macroeconomic conditions in the countries in which we operate, which influence the overall level of demand for electricity and gas;

•	changes in the regulatory frameworks in the countries in which we operate, which can affect the tariffs that we are permitted to charge for electricity and gas;

•	our level of operating costs, which consist primarily of depreciation and amortization, fuel costs and costs of purchased electricity and gas, and wages and salaries; and

•	the volatility of the Brazilian real against the euro, which influences our reported results and the value of our consolidated assets and liabilities.

Economic factors

The level of demand for electricity in countries in which we operate is directly related to the general level of economic activity in those countries.

Over the last decade, Portugal has experienced a stronger rate of economic growth than many other EU Member States. From 1993 through 2003, Portugal’s real gross domestic product, or GDP, grew at an average annual rate of 2.6%, as compared with an average of 2.2% for all EU Member States. Portugal, like other European countries, was affected by a recession from 1992 through 1994. Since 1996, however, the Portuguese economy has recovered and growth in Portugal’s GDP has exceeded the EU average. The structure of Portugal’s economy has been undergoing significant changes, as higher value-added sectors, such as manufacturing and services, have gained in relative importance compared to lower value-added sectors, such as agriculture. In 2003, Portuguese GDP declined by about 1.0% compared to a growth rate of 0.5% in the euro zone and a growth rate of 0.4% in Portugal in 2002 and 1.6% in 2001. The slowdown in the Portuguese economy in 2003 was mainly the result of international economic factors, principally the difficulty experienced in the euro zone and North America as these areas attempted to stage economic recoveries, lower demand in Portugal and a decline in EU exports as a result of the appreciation of the euro against the U.S. dollar. In addition, budgetary restrictions in several EU countries prevented the adoption of expansionary economic policies. Despite the unfavorable macroeconomic environment, electricity consumption in Portugal grew by 5.3% in 2003, one of the fastest growing rates in the euro zone, driven by a cold winter and a particularly warm summer.

In Spain, where we currently have a 39.5% ownership stake in Hidrocantábrico, GDP growth was 2.4% in 2003, compared to 2.0% in 2002 and 2.7% in 2001. In 2003, Spain had one of the highest-performing European economies, significantly above the EU average and above Spanish GDP growth in 2002, despite the difficult international economic environment in 2003, particularly in Europe. Electricity consumption growth in the Spanish market was 5.8% during 2003, compared with growth of 2.4% in 2002.

During 2001 and 2002, Brazil experienced a series of events that had a negative effect on its economy. On the international front, the troubled state of several of the major economies of Latin America, especially Argentina’s default on its debt obligations and the Argentine government’s decision to remove the peg of the Argentine peso to the U.S. dollar, raised fears that Argentina’s economic difficulties would spread to Brazil. On the domestic front, the Brazilian economy was significantly affected by the energy rationing program implemented by the Brazilian government, the weakening of demand in Brazil and the uncertainty surrounding the results of the October 2002 presidential elections, which raised concerns over the continuity of a number of economic reforms. In 2003, Brazil experienced a positive turnaround in its economy, reflected in inflation indicators and currency exchange rates. This turnaround was largely due to improved liquidity in international financial markets, the economic growth of Brazil’s main commercial partners (China, Argentina and the United States of America), adherence to the targets of inflation policy, agreement on primary surplus levels with the IMF and improvement in Brazil’s trade balance, which reached U.S.$24,800 million in 2003. The real depreciated 18.7% in 2001 and 52.2%% in 2002, against the U.S. dollar, largely due to Brazil’s increased financing requirements and a decrease in the inflow of foreign capital. In 2003, the Brazilian real appreciated 18.2% against the U.S. dollar, reaching 2.89 reais per U.S. dollar at the end of 2003, compared to 3.53 reais at the end of 2002, due to Brazil’s decreased financing requirements, an increase in the inflow of foreign capital and government fiscal and monetary policies. Despite improvements in certain economic indicators and in currency exchange rates, the tight monetary policy pursued by the Brazilian government in 2003 adversely affected the domestic economy and GDP decreased by 0.22% after increases of 1.31% and 1.93% in 2001 and 2002, respectively. Despite the relatively modest economic growth, as measured by GDP, in 2002 and 2003, the resolution of most of the difficult economic factors and signs of the adoption of an economic policy based on stability have led to more optimistic expectations for the Brazilian economy for 2004.

Regulatory factors

Since the 1990s, the policy of successive Portuguese governments has been to remove barriers to trade, privatize state-owned companies and liberalize key economic sectors, such as telecommunications, transportation and energy and power. Prior to 1988, we had a nearly complete monopoly of the electricity generation, transmission and distribution business in Portugal. Since 1988, however, competition has increased in the generation business and is expected to continue to do so during the next few years as the EU competition policy is implemented. In 1999, the regulator implemented measures to encourage competition in the distribution of electricity in Portugal, and since August 18, 2004, all consumers have been able to choose their supplier. To learn more about these measures, you should read “Information on the Company—Portugal—Competition.”

Tariffs are set by the regulator pursuant to a periodic registration of regulatory parameters. In 1999, in nominal terms, tariffs for all voltage levels declined by an average of 6.3% from 1998 levels. For 2000, in nominal terms, tariffs for all voltage levels declined by 0.6% from the 1999 levels. For 2001, in nominal terms, tariffs for all voltage levels increased, on average, by 1.2% from the 2001 levels. In November 2001, the regulator published the regulatory framework for the 2002-2004 regulatory period. For 2002, in nominal terms, tariffs increased across all voltage levels by an average of 2.2% from the 2001 levels. For 2003, in nominal terms, tariffs increased across all voltage levels by an average of 2.8% from the 2002 levels. In real terms, adjusted for inflation, very high-, high- and medium-voltage tariffs have declined by an average of 3.4% over the period 1999 to 2004. The tariffs for low-voltage customers also declined, in real terms, by an average of approximately 3.1% over the same period. For 2004, in nominal terms, tariffs have increased across all voltage levels by an average of 2.1% from the 2003 levels. In real terms, very high-voltage tariffs have increased 1.6% between 2003 and 2004, high-voltage tariffs remained stable, medium-voltage tariffs decreased by 0.1% and low-voltage tariffs increased 0.1%. Tariffs in 2004, in real terms, increased 0.21% on average across all voltage levels. To learn more about these tariffs, you should read “Information on the Company—Portugal—Tariffs.”

In late 2000, the Portuguese government purchased a 70% interest in REN from us. The government’s decision to purchase a controlling stake in REN from us was a part of the government’s reorganization of the Public Electricity System, or PES, in accordance with the European trend toward greater liberalization. As part of this liberalization, the government sought to separate the company managing the national grid from generation and distribution companies, which the government in the decree law stated is the most suitable model of operation and would bring greater transparency and competition to the electricity sector. The decree law relating to the REN purchase permits us to purchase the sites of the power plants used in the Binding Sector in the event REN chooses not to use such sites and plants at the conclusion of the applicable contract for the expansion of the Binding Sector, thereby permitting us to continue to operate the plant in the Non-Binding Sector. The decree law also provides that, in the event we sell our remaining shares in REN, the government will have the first right to acquire these shares. Currently, our 30% interest in REN is accounted for under the equity method of accounting. The reduction of the Portuguese government’s ownership to less than a majority interest in our shares and the reduction of our ownership interest to less than a majority interest in REN’s shares triggered provisions in some of our debt agreements that provide specified remedies for creditors. For more information, see “Liquidity and Capital Resources.”

In Spain, following the trend of privatization and liberalization in other regulated sectors, a new regime was introduced in 1997 by Law 54/97 whereby management, transmission and distribution of electricity remained the only regulated activities in the electricity sector. Furthermore, in order to accomplish a complete unbundling between generation and transmission activities, accounting separation was established for companies carrying out both activities. Under this framework, a wholesale market run by the Spanish market operator, Companía Operadora del Mercado Español de Electricidad, S.A., or OMEL, was established for generation activities. Customers above a determined voltage threshold were allowed to choose their electricity supplier, while Red Eléctrica de España, S.A., a state controlled entity, remained responsible for the technical management of the transmission grid. In recent years, further measures have been implemented to enhance competition, and since January 1, 2003 all customers can choose their electricity supplier. In other words, they can decide to remain regulated and subject to the electricity tariff or enter into a contract with a supplier at a market rate.

Pursuant to Law 54/97, the regulated electricity tariffs are determined by a Spanish governmental Royal Decree on an annual basis. The tariff may be amended if special circumstances warrant doing so, once the legal requirements have been complied with and the necessary reports are obtained. In 2002, a new method of tariff calculation was adopted for the period 2003-2010. Electricity companies that were in operation as of December 31, 1997 can recover a fixed amount of “competition transition costs.” This enables these companies to recover part of the costs borne by electricity generators during a period of transition to a competitive market until 2010. The regulated electricity tariff is based upon an average tariff or reference tariff, which includes all the applicable tariffs and costs. These tariffs are not specifically linked to an inflation-indexed formula. The system of regulated tariffs is used to determine the price of the supply of electricity and access to the transportation and supply networks. The regulated supply tariff is based upon a range of general tariffs, which are determined by the supply tension and the use of the power contracted.

For 1999, in nominal terms, the average tariff in Spain decreased by 5.57%. The decline of the average tariff continued until 2002, when the new method of calculation was adopted. The average tariff then increased for 2003 and 2004 by 1.65% and 1.72%, respectively. However, the reference tariff has decreased in real terms, adjusted for inflation, every year since 1992. Thus, the cumulative variation of the tariff in real terms reflects a 44.5% reduction since 1993.

Factors affecting the comparability of our results of operations

In the first half of 2002, we acquired 39.5% of Hidrocantábrico and started proportionally consolidating the company as of June 1, 2002. Our 2002 consolidated financial statements included Hidrocantábrico’s contribution for the last seven months of 2002, whereas in 2003, our consolidated financial statements include Hidrocantábrico’s contribution for the full year.

In October 2002, we gained operational control over Espirito Santo Centrais Electricas, S.A., or Escelsa, a Brazilian electricity distributor located in Espirito Santo State. Escelsa owns 65% of Emprea Energetica do Mato

Grosso do Sul, S.A., or Enersul. Until the end of September 2002, we accounted for Enersul using the equity method, and from October 1, 2002, fully consolidated both Escelsa and Enersul. Despite the fact that this change in the consolidation method had no impact on our reported net profit, it did have an impact on our consolidated financial statements.

Our operating margin and net profit in 2003 increased by 39.6% and 13.7%, respectively, from 2002. In 2002, operating margin and net profit decreased by 3.7% and 25.6%, respectively, from 2001.

The increase in 2003 operating margin was influenced by the consolidation changes between 2002 and 2003 mentioned above relating to Hidrocantábrico, Escelsa and Enersul. If we had fully consolidated these companies for 12 months of 2002, our operating margin would have increased 23.8% in 2003. This increase is partly explained by the strong growth rates in electricity consumption across all of the countries in which we operate, an increase in the regulated revenues of EDPD, tariff increases granted to our distribution companies in Brazil by the Brazilian electricity regulator and better operating performance of ONI as a result of the implementation of a cost reduction plan and following discontinuation of ONI Way in 2002. The decrease in operating margin in 2002 was partially due to the effects of lower electricity distribution tariffs in Portugal following the start of the 2002-2004 tariff period and the combination of lower consumption in areas served by Bandeirante, Escelsa and Enersul following the electricity rationing program of the Brazilian government, and a severe devaluation of the real against the euro. A devaluation in the real negatively affects our consolidated results, as the results of our Brazilian companies are translated into euros in our consolidated results.

The 13.7% increase in net profit from 2002 to 2003 was due to a 39.6% increase in operating margin discussed above and lower extraordinary losses due to a one-time write-off in 2002 of our investment in ONI Way, in connection with the divestment of ONI’s Universal Mobile Telephone Service, or UMTS, business. The factors positively affecting net profit were partially offset by higher financial charges and lower contributions from minority interests resulting from the proportional consolidation of Hidrocantábrico for 12 months in 2003 compared with seven months in 2002.

We do not expect one-time items to materially affect our results in 2004. Although we will continue to experience lower tariffs in our distribution business, we are optimistic that the regulator may allow us to include in our regulatory cost base significant restructuring costs related to our human resources, which we began to implement in the last quarter of 2003. In addition, in 2004 we will not have the capital expenditures previously required for ONI’s development of a UMTS network.

Our costs are influenced by inflationary trends, fluctuations in fuel costs and hydrological conditions. In years with less favorable hydrological conditions, or drier conditions, use of thermal power can increase significantly, causing our spending on fuel to increase substantially. In years with more favorable hydrological conditions, or wetter conditions, the opposite result occurs. To smooth the impact on earnings and customer prices, the “hydro account” was established. The hydro account is discussed below in “2003 compared with 2002—Hydrological correction,” in notes 2(p) and 21 to the audited consolidated financial statements and in notes 2(e) and 19 to the interim consolidated financial statements.

Our profit and loss account is prepared on the total-cost basis typically used by major Portuguese companies. Costs related to our personnel and materials incurred for assets under construction that are capitalized as part of fixed assets and will be amortized in future periods are classified in the income statement as expenses, and a corresponding amount is credited to “Own work capitalized.”

CRITICAL ACCOUNTING POLICIES

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. Our critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing our consolidated financial statements and the discussions below in “Results of Operations.”

A critical accounting policy is one that is both important to results of operations and financial condition and requires management to make critical accounting estimates. An accounting estimate is an approximation made by management of a financial statement component or account. Accounting estimates reflected in our financial statements measure the effects of past business transactions or events, or the present status of an asset or liability. Accounting estimates included in the accounting policies presented in the consolidated financial statements require assumptions about matters that are highly uncertain at the time the estimate is made. Additionally, different estimates that could have been used, or changes in an accounting estimate that are reasonably likely to occur, could have a material impact on the financial statements. The inherent uncertainty of some matters can make judgments subjective and complex. The effects of estimates and assumptions related to future events cannot be made with certainty. Our estimates are based upon historical experience and on assumptions that management believes to be reasonable in the circumstances. These estimates may change with changes in events, information, experience, and our operating environment. The following critical accounting policies and estimates are those used in the preparation of our consolidated financial statements.

Fixed assets

Fixed assets are presented at historical cost except for items acquired before 1992, at revalued amounts. Historical costs include, except for assets constructed prior to 1995, finance charges and foreign exchange differences. They also include direct internal costs and general and administrative overheads.

We have entered into PPAs with REN, as the sole buyer for the Binding Sector, for the majority of the generation assets’ economic lives. As permitted under Portuguese GAAP, these assets are classified as assets in our financial statements. Additionally, REN has recorded the minimum contracted payments made to producers in the Binding Sector in connection with PPAs as an expense of the respective periods. In accordance with U.S. GAAP, these PPAs between REN and our electrical generation company, CPPE, are accounted for as capital lease receivables for CPPE and capital lease obligations for REN. Prior to July 1, 2000, the effects of the PPAs between the two related companies were eliminated in consolidation.

The carrying values of all generation and distribution assets have been approved by the regulator for the purposes of accepting amortization as part of the tariff regime.

Depreciation is calculated on the straight-line basis at specific rates accepted by the tax authorities for us or for general purposes business, which reflect the economic useful lives of each category of fixed assets.

Payments received from customers and subsidies granted for the construction of fixed assets are presented as deferred revenue and amortized to income over a period equivalent to that of the related items.

Impairment of long-term assets

Tangible and intangible fixed assets, net of the relevant deferred revenue, are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is reviewed for impairment at the end of the first complete financial year after the relevant acquisition, and thereafter if events or changes in circumstances indicate that the carrying amount may not be recoverable. When conducting a review for impairment, consideration is taken of the regulated and contractual aspects of our operations.

Uncertainties exist when assessing the recoverability of the carrying amounts of the tangible and intangible fixed assets. The assessment is made based on the best information available regarding the anticipated continuity of the concession or other contractual arrangements in place.

Allowance for uncollectible accounts

Estimated provisions for uncollectible accounts receivable from retail electricity sales are recorded in the same period as the related revenues. These estimates are based on management’s assessment of the probable collection of customer accounts, aging of accounts receivable, bad debt write-offs, and other factors. Certain circumstances and events can cause actual bad debt write-offs to vary from assumptions used in estimating uncollectible account provisions; these include general economic conditions, industry trends, deterioration of major customer credit worthiness, and higher defaults. Our earnings would be affected should such circumstances require a material adjustment to our provision for uncollectible accounts.

Employee retirement benefits

We have a commitment to complement the retirement and survivors’ pensions of the employees subject to the ACT (collective labor agreement) to the extent that these are not covered by the Portuguese government’s social security plans. Those employees have the option of taking early retirement, subject to certain conditions relating to pre-defined age and length of service requirements being met. Retired employees retain the right to medical assistance based upon similar conditions as those pertaining to employees still on the active payroll. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using valuations performed by independent qualified actuaries. The pension plans are generally funded by payments from the EDP Group companies, taking into account the recommendations of the independent qualified actuaries.

There are numerous uncertainties inherent in estimating employee retirement benefits and assumptions that are valid at the time of estimation, but may change significantly when new information becomes available. Fluctuations in the rates and other assumptions used for the actuarial valuations may, ultimately, result in actuarial gains or losses that, in accordance with the relevant accounting criteria, will be recognized in the financial statements.

Deferred income taxes

Deferred income taxes, recoverable and payable, have been included in our balance sheet as deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their tax bases.

There are certain uncertainties inherent in estimating deferred income taxes, namely that of the relevant companies of the EDP Group obtaining taxable profit in the periods in which such differences revert in the income statement.

Revenue recognition

Unbilled revenues

Revenues from retail electricity sales are recognized when monthly billings are made to customers for energy sold, based upon meter readings performed on a “cycle basis” during each month, together with historical consumptions individually by customer. In order to properly match revenue with related expenses (power costs, distribution expenses, etc.), estimated “unbilled revenues” are accrued for electricity provided from meter read dates to each month-end. Such estimated unbilled revenues are based on our net system load, the number of days from meter reading to the end of each calendar month, and current retail customer rates.

In Portugal, the tariffs of electrical energy supplied to clients in the Binding Sector are determined by the regulator. Tariffs for clients outside the Binding Sector are negotiated and contracted on an individual basis. Tariffs in the electricity distribution business are subject to a price cap mechanism. These earnings are subject to a gross profit restriction and after being subject to confirmation or approval by the regulator are adjusted in future periods. We estimate amounts that are subject to future tariff revenue or adjustments and defer the recognition of the revenues until future periods. These amounts are recorded as accounts receivable-trade in the accompanying balance sheet.

Hydrological correction account

The hydrological correction account constitutes a legally mandated mechanism for compensating the variable costs of electric-power generation. In years with unfavorable hydrological conditions, thermal generation increases and, consequently, expenditures on fuel and electricity imports increase substantially. In years with abundant rainfall, the opposite occurs. We cannot modify the tariffs we charge to take into account the changes in variable costs incurred as a result of hydrological conditions. In this context and with a view to avoiding major distortions in operating results, due to favorable or unfavorable hydrological conditions, the hydrological correction account is adjusted upwards or downwards based upon average hydrological conditions. Estimation of future hydrological conditions is based on the best information currently available. Changes in such estimates result in changes to the hydrological correction account in future financial periods.

The annual changes in the hydrological correction account consist of the following:

•	The difference between the economic costs of generating electricity and the economic reference costs is charged to REN for inclusion in the Binding Sector costs (prior to June 2000, this difference was charged to the income statement).

•	A financial charge associated with the hydrological correction account’s accumulated balance.

•	An adjustment, which may be either an income or an expense item, corresponding to the amount necessary to make the expected balance, in a time scale of 10 years, equal to an adequate reference level.

The Portuguese government approves the amount of the accumulated balance and the movements during the year on an annual basis. Under U.S. GAAP, the effect of future changes in hydrological conditions is viewed as a general business risk and the resulting adjustments are therefore reversed.

Tariff adjustment

Prior to 1999, the selling price of electricity in Portugal was based upon a negotiated price between us and the government. Tariffs were generally based on operating costs incurred during a year associated with average hydrological conditions. However, there were no specific guidelines in place ensuring that we would recover actual cost incurred during this time. On January 1, 1999, and again on January 1, 2002, new tariff regimes were introduced that established formulae for the calculation of the selling price of electricity in Portugal. These tariffs at current market conditions allow us to recover actual costs incurred. On January 1, 2002, the regulator implemented alternative revenue programs that allow us to increase tariffs in future periods to recover allowable revenues.

Investments

Derogating from accounting principles generally accepted in Portugal, we implemented early “International Accounting Standard 39—Recognition and Measurement of Financial Instruments,” or IAS 39, for fiscal year 2003, having calculated the retroactive effects from December 31, 2002. Consequently, we classified our investments in accordance with this IAS 39, particularly with regard to the types of financial instruments and their recognition and measurement, carrying them under the following categories of financial assets: trading, held to maturity and available for sale. The classification depends on the purpose for which the investments were acquired. Our board of directors determines the classification of these investments on the date of acquisition and re-assesses this classification on a regular basis.

Trading account securities

Investments acquired primarily for the purpose of being traded in the very short-term are classified as trading securities and are recorded as current assets. For the purpose of our financial statements, short-term is defined as three months. Realized and unrealized gains and losses caused by changes in the fair value of trading securities are recorded in the profit and loss account during the period in which they occur.

Medium- and long-term investment portfolio (investment securities available for sale)

Investments expected to be held for an undetermined period of time and that can be sold to meet liquidity requirements or in the event of changes in interest rates, are classified as available for sale under non-current assets, unless our board of directors has the express intention of holding the investments for a period of less than 12 months from the balance sheet date or if there is a need to sell them to generate operating capital, in which case they are carried under current assets. Acquisition cost includes transaction costs. Investments available for sale are accounted at their fair value.

Accounting for derivatives

Derivatives are initially measured in our consolidated balance sheet at cost and subsequently carried at fair value. The method of recognition of the resultant gain or loss depends on the nature of the item that is hedged. We identify derivatives as either: (i) hedging the fair value of the recognized assets or liabilities; (ii) hedging a planned transaction or firm commitment; or (iii) hedging a net investment in a foreign entity on the date on which the derivatives are acquired. Changes in the fair value of derivatives identified as fair-value hedging instruments and qualifying as effective, are recognized as a gain or loss in the profit and loss account together with the changes in the fair value of the asset or liability for which the hedging risk was taken. Changes in the fair value of derivatives identified and classified as cash-flow hedging instruments are recognized against reserves. When the planned transaction or firm commitment leads to recognition of an asset or liability, the gains and losses previously recorded against reserves are included in the initial measurement of the cost of the respective asset or liability. In any other case, the amounts recorded against reserves are transferred to the profit and loss account and classified as income or expense during the period in which the firm commitment or planned transaction impacted on the profit and loss account. For any transaction which, despite economic hedging in accordance with our risk management policies, is not classified as hedging in accordance with IAS 39, the gains and losses are recognized in the profit and loss account during the period to which they relate. On the date on which the hedging instrument expires or is sold, or when the hedging transaction no longer meets the requirements for hedge accounting in accordance with IAS 39, any cumulative gain or loss recorded against reserves is maintained until such time as the planned transaction or firm commitment is recognized in the profit and loss account. If the planned transaction or firm commitment is no longer expected, the cumulative gain or loss reported against reserves is transferred to the profit and loss account. The hedging of a net investment in a foreign entity is recorded in a manner similar to cash-flow hedging. If the hedging instrument is a derivative, any gain or loss on the hedging instrument in respect of the effective part of the hedge is recognized against reserves. The gain or loss on the ineffective portion of the hedge is recognized immediately in the profit and loss account. However, if the hedging instrument is not a derivative, all gains and losses on exchange rate fluctuations are recognized against reserves. To achieve hedge accounting on the date of commencement of the transaction, we document the relationship between the hedging instruments and the hedged items, as well as the respective risk-management objectives and strategies underlying the respective hedging transactions. This process includes the link between all derivatives identified as hedging instruments for assets and liabilities or for specific transactions or firm commitments. We also document in our evaluation, at the inception of the hedge and during the life of the hedge, whether the derivatives used in the hedging transactions are highly effective to compensate the fair value or the cash flows of the hedged items.

Estimate of the fair value of financial instruments

The fair value of derivatives traded on liquid markets and of assets available for sale is based on their listed prices on the balance sheet date. The fair value of interest-rate swaps is calculated on the basis of the present value of future estimated cash flows. The estimated value of future cash flows is used to determine the fair value of other financial instruments. The book values of financial assets and liabilities with a maturity of less than one year are assumed to be close to their fair values.

Restatements

Under Portuguese GAAP, if a current year balance is reclassified or adjusted, the reporting entity is not allowed to restate the comparable prior year balance. Under US GAAP, unless specifically prescribed in accounting guidance, the reclassification or adjustment of a current year balance will result in a corresponding reclassification or adjustment in the prior year balance to make the information comparable.

RESULTS OF OPERATIONS

Beginning in January 2001, we consolidated the results of Bandeirante with our results. In 2002, following the conclusion of our acquisition of a 39.5% stake in Hidrocantábrico, we proportionally consolidated the results of Hidrocantábrico from June through December. On October 10, 2002, we gained control over Brazilian distribution companies Escelsa and Enersul. As a result, we consolidated the results of Escelsa and Enersul from October through December 2002. We currently control 54.74% of Escelsa and 35.69% of Enersul. In December 2002, we decided to discontinue ONI Way’s UMTS operations, a decision which was reflected by a write-off of ONI Way and the consequent increase in “Other non-operating expenses (income)” due to the creation of a non-recurring provision of €280.9 million.

In March 2003, Hidrocantábrico won the auction privatization process that led to its acquisition of 62% of Naturcorp. Subsequently, Naturcorp reorganized its gas holdings, as a result of which a minority shareholder in Gas de Euskadi exchanged its holding for shares in Naturcorp, resulting in a decrease in Hidrocantábrico’s ownership of Naturcorp from 62% to 56.8%. Naturcorp started to be fully consolidated in Hidrocantábrico as from August 2003.

For recent events relating to our results of operations for the nine months ended September 30, 2004, see “Summary—Recent Events” above.

Six-Month Period Ended June 30, 2004 Compared with the Six-Month Period Ended June 30, 2003

The following table sets forth our revenues by geography and activity for the six-month periods ending June 30, 2003 and June 30, 2004.

	Sales of Electricity	Other Sales	Services Rendered	Total
	(unaudited)
	(millions of EUR)
For the six-month period ended June 30, 2003
Portugal
Generation	626.5	9.6	7.5	643.6
Distribution & Supply	1,811.8	0.8	35.7	1,848.3
Spain
Generation	120.1	0.4	0.5	121.1
Distribution & Supply	149.5	0.2	0.8	150.5
Gas	11.5	0	1.4	12.9
Brazil
Generation	18.4	0	0	18.4
Distribution & Supply	441.6	0	0	441.6
Telecoms	0	7.4	142.6	150.0
Information Technology	0	13.1	82.2	95.2
Services and other adjustments	(63.8)	(0.6)	(71.5)	(135.9)

EDP Group	3,115.6	30.9	199.2	3,345.7

For the six-month period ended June 30, 2004
Portugal
Generation	678.2	10.4	36.0	724.6
Distribution & Supply	1,745.2	1.2	11.8	1,758.2
Spain
Generation	110.9	3.6	0.8	115.4
Distribution & Supply	124.1	31.6	8.5	164.2
Gas	9.3	82.7	7.7	99.7
Brazil
Generation	13.5	1.7	3.8	19.0
Distribution & Supply	462.6	0	31.9	494.5
Telecoms	0	5.2	160.6	165.8
Information Technology	0	13.1	77.9	91.0
Services and other adjustments	(6.1)	(22.3)	(72.0)	(100.5)

EDP Group	3,137.7	127.2	267.1	3,532.0

The following table sets forth our operating costs and expenses and our results of operations as a percentage of total revenues for the six-month periods ending June 30 2003 and 2004:

	For the six-month period ended June 30,
	2003	2004
	(unaudited)
Total revenues	100.0%	100.0%
Raw materials and consumables	55.0	54.4
Personnel costs	10.3	9.2
Depreciation and amortization	12.2	11.0
Other external supplies and services	9.3	8.6
Own work capitalized	(3.5)	(2.9)
Concession and power-generation rental costs	2.6	2.7
Provisions	1.9	1.3
Other operating expenses (income), net	0.0	0.2
Total operating costs and expenses	87.8	84.4
Operating margin	12.2	15.6
Net interest expense	5.5	5.1
Other non-operating expenses (income), net	(1.8)	0.6
Income before taxes	8.5	9.9
Consolidated net income	5.4	7.8

Revenues

Our total revenues for the first half of 2004 increased by 5.6% to €3,532.0 million from €3,345.7 million in the first half of 2003 due primarily to a €96.3 million increase in other sales (i.e., sales from our non-electricity businesses) resulting from the proportional consolidation of the Basque gas company, Naturcorp, as from August 2003, and an increase of €67.9 million in services rendered due to increased sales in our electricity activity in Portugal and Brazil and in our telecommunications activity.

Sales of electricity. Our total electricity sales increased 0.7% to €3,137.7 million in the first half of 2004, representing 89% of our total revenues, from €3,115.6 million in the first half of 2003 mainly due to a 3.5% increase in electricity sales from Brazil to €476.1 million in the first half of 2004 from €460.0 million in the first half of 2003. This increase was partially offset by a 13.1% decrease in electricity sales from Spain to €244.3 million in the first half of 2004 from €281.1 million in the first half of 2003, partly due to lower Spanish electricity pool prices.

Electricity sales in Portugal from generation, distribution and supply activities, which represented 77.2% of our total consolidated electricity revenues, decreased by 0.6% to €2,423.4 million in the first half of 2004 from €2,438.3 million in the first half of 2003, with an increase in electricity sales from generation activity being slightly exceeded by a decline in electricity sales from distribution and supply activities.

Electricity sales from our generation activity in Portugal increased 8.3% from €626.5 million in the first half of 2003 to €678.2 million in the first half of 2004. Approximately 83% of EDP Produção’s generation revenues are based on long-term PPAs between each of its power plants and REN, as the single buyer for the Portuguese PES. The PPAs include an energy charge component that remunerates EDP Produção’s plants operating in the PES for fuel consumed by producing electricity. Given that the first half of 2004 presented lower hydroelectricity levels than the first half of 2003 (a hydroelectric coefficient of 0.81 in the first six months of 2004 compared with a hydroelectric coefficient of 1.30 in the first six months of 2003), EDP Produção’s thermal power plants were more utilized, which, combined with an increase in coal prices, resulted in higher fuel costs and thus in higher revenues from the variable component of the PPAs that remunerates for fuel consumption.

Electricity sales from our distribution and supply activities in Portugal decreased 3.7% from €1,811.8 million in the first half of 2003 to €1,745.2 million in the first half of 2004 due to a 3.4% decrease in electricity distribution in the PES to 17,236 GWh in the first half of 2004 from 17,849 GWh in the first half of 2003. Electricity sales volume in the PES, which in the first half of 2004 represented approximately 85% of Portuguese electricity demand, was affected by the fact that some medium-voltage consumers opted to become Non-Binding Consumers, whereas, in the Non-Binding Sector, electricity distributed more than doubled to 3,149 GWh in the first half of 2004 from 1,531 GWh in the first half of 2003. Portuguese electricity demand increased 5.2% to 20,385 GWh in the first half of 2004 from 19,380 GWh in the first half of 2003, primarily due to a 14.2% increase in very high-voltage and high-voltage consumption following an increase in the number of our industrial clients. Electricity sales from our Portuguese generation activity also benefited from the beginning of industrial service, on February 14, 2004, of the first 400 MW unit at the new TER CCGT. TER contributed 1,155 GWh in electricity distributed to the network.

Beginning with the new tariff regime in Portugal that became effective in 1999, tariffs are fixed by the regulator in advance of each year based in part on estimated data for variables such as demand and cost. If there are differences between the estimated data and the actual data during a period, an adjustment is made to the tariff in a subsequent period to account for these differences.

In the first half of 2004, the aggregate tariff adjustment was negative at €118.3 million. This figure includes a negative adjustment of €78.9 million from the tariff adjustment for the first half of 2004, a negative adjustment of €10.6 million from the repositioning of half of the 2003 tariff adjustment and a negative adjustment of €28.8 million from the repositioning of half of the 2002 tariff adjustment. In the first half of 2003, the aggregate tariff adjustment was €15.0 million. This figure includes a positive adjustment of €5.5 million relating to the tariff adjustment for the first six months of 2003, a positive adjustment of €17.8 million from a revision made to the tariff adjustment for 2002, a negative adjustment of €5.1 million relating to the repositioning of half of the 2002 tariff adjustment and a negative adjustment of €3.4 million from the repositioning of half of the 2001 tariff adjustment.

Electricity sales in Brazil increased 3.5% to €476.1 million in the first half of 2004 from €460.0 million in the first half of 2003, primarily due to a 4.1% increase in electricity consumption at EDP’s concession areas in Brazil, and also due to 2003 tariff revisions, including, in particular, a 14.68% average tariff increase for Bandeirante (as of October 22) and a 32.59% average tariff increase for Enersul (as of April 8). Growth of electricity sales to direct clients in Brazil was partially mitigated by the switch of some industrial consumers to the liberalized market, where consumers must pay the service for the use of the distribution grid (accounted as services rendered), and by the devaluation of the Brazilian real against the euro.

Other sales. Our other sales activities, including sales of natural gas, steam, ash, information technology products, telecommunications equipment and sundry materials, generated revenues of €127.2 million in the first half of 2004 compared with €30.9 million in the first half of 2003, due primarily to the proportional consolidation, since August 2003, of gas sales of Naturcorp on the same basis as Hidrocantábrico (i.e., at the 40% level). The consolidation of Naturcorp more than offset a 29.1% decrease in telecommunications equipment sales from €7.3 million in the first half of 2003 to €5.2 million in the first half of 2004.

Services rendered. Activities generating these revenues include electricity-related services, services related to information technology systems, telecommunications and engineering, as well as laboratory, training, medical assistance, consulting and multi-utility services and other services. Our revenues from other services increased to €267.1 million in the first half of 2004 from €199.2 million in the first half of 2003, due to increased sales provided by the electricity activity in Portugal and Brazil and by our telecommunications activity.

Revenues from services provided by the electricity activity in Portugal increased 10.8% to €47.8 million in the first half of 2004 from €43.2 million in the first half of 2003, mainly due to the ongoing liberalization process in Portugal. Services provided in Spain contributed €2.7 million and €17.1 million in the first half of 2003 and the first half of 2004, respectively, following the proportional consolidation of Naturcorp since August 2003. Our operations in Brazil contributed €35.7 million to our consolidated revenues from services in the first half of 2004, following the increased number of liberalized clients in our concession area, who must pay for the use of the distribution grid. The 12.6% increase in telecommunications services to €160.6 million in the first half of 2004 from €142.6 million in the first half of 2003 resulted from an increase in voice telecommunications services provided by ONI. Revenues from services provided from information technology activity declined 5.1% from €82.2 million in the first half of 2003 to €77.9 million in the first half of 2004 due primarily to a slowdown in the information technology sector in Portugal.

Operating costs and expenses

Our total operating costs and expenses increased by 1.4% to €2,980.4 million in the first half of 2004 compared to €2,938.9 million in the first half of 2003, mainly due to the proportional consolidation of Naturcorp and higher fuel costs at EDP Produção following a dry six months in which thermal generation was increased at the expense of hydro power. These effects more than offset the positive impact of lower operating costs at EDPD and ONI.

Operating costs at our Portuguese electricity business decreased 2.0% to €2,048.9 million in the first half of 2004 from €2,091.1 million in the first half of 2003. This decrease was partially because prior to 2004 we presented the compensation of depreciation of partly funded fixed assets as “other non-operating income,” while in 2004 we started to present this income as an operating item. This portion of depreciation is primarily due to new electricity connections made in prior years that were financed largely with customer payments, which are recorded as deferred income and, as the assets are depreciated, a portion of the amount is taken into income and offset by a corresponding depreciation charge. In addition, the restarting of our Human Resources Restructuring Program in 2003 resulted in a 6.7% decrease in the first half of 2004 compared to the same period in 2003 in personnel costs at our Portuguese distribution and supply activities. Operating costs at ONI decreased 3.3% from €192.9 million in the first half of 2003 to €186.6 million in the first half of 2004, benefiting from the cost-cutting program and a reduction in the number of employees.

As a percentage of revenues, total operating costs and expenses decreased to 84% in the first half of 2004 from 88% in the first half of 2003, due primarily to lower personnel costs, other external supplies and services, and depreciation and amortization expenses.

Raw Materials and Consumables. The major components of our raw materials and consumables are the costs of energy purchased, fuel costs and costs of other materials. Our raw materials and consumables costs increased 4.3% to €1,920.5 million in the first half of 2004 from €1,841.1 million in the first half of 2003, primarily due to the proportional consolidation of Naturcorp and to higher fuel costs at EDP Produção that followed a reduction in use of hydro generation due to a dry semester and an increase in coal prices.

Our costs of energy purchased increased 1.5% to €1,621.8 million in the first half of 2004 from €1,598.2 million in the first half of 2003.

Generation, distribution and supply activities in Portugal represented 71.6% of our costs of energy purchased in the first half of 2004 compared with 77.1% in the first half of 2003. Electricity purchases from generation in Portugal decreased €12.4 million in the first half of 2004 to €18.0 million, due to the fact that during the first half of 2004, the EDP Produção energy management department managed purchases in the Spanish pool, thus replacing purchases made in the first half of 2003 by small hydro producers operating for the Non-Binding Sector. Our costs of purchased electricity in distribution and supply activities in Portugal primarily include purchases made by EDPD from REN, as well as purchases from private generators and small independent producers. The energy that EDPD purchases from REN is supplied to the Binding Sector. In the first half of 2004, electricity purchases in distribution and supply decreased 4.9% to €1,143.3 million in the first half of 2004 from €1,202.6 million in the first half of 2003, reflecting a 3.4% decrease in electricity sales volume to the PES and lower estimated fuel costs used by ERSE, the independent regulator of the electricity industry appointed by the Portuguese government, when establishing 2004 tariffs.

Costs of energy purchased in Spain increased 19.7% to €197.3 million in the first half of 2004 compared with €164.8 million in the first half of 2003, reflecting the first time consolidation of Naturcorp in August 2003.

Costs of purchased electricity in Brazil increased 1.3% in the first half of 2004 to €306.2 million from €302.1 million in the first half of 2003, due to a 4.1% increase in electricity distributed by our Brazilian subsidiaries, which was partly offset by the depreciation of the Brazilian real against the euro.

Our fuel costs increased 70.1% to €220.0 million in the first half of 2004 from €129.3 million in the first half of 2003. In the first half of 2004, fuel costs from generation in Portugal represented 74.2% of our fuel costs and increased 24.5% to €163.1 million in the first half of 2004 from €131.0 million in the first half of 2003. This increase in fuel costs reflects an increase in fuel utilization by EDP Produção associated with a higher recourse to thermal generation due to a dry semester and an increase in coal prices. In order to account for the variability of hydrological conditions in Portugal and its impact on the fuel costs, EDP uses a “Hydrological correction account,” or “hydro account.” As of June 30, 2004, the hydro account amounted to €375.2 million, reflecting a decrease of €12.3 million compared to December 31, 2003, which primarily reflects €17.1 million paid to REN, partially offset by €4.9 million in interest. In the first half of 2003, the hydro account increased €58.9 million to €383.1 million. This difference was primarily a result of the first half of 2004 having been particularly dry (hydro coefficient of 0.81) while the first six months of 2003 were wet (hydro coefficient of 1.30).

Fuel costs in Spain amounted to €54.5 million in the first half of 2004, which represented 24.8% of our fuel costs. In the first half of 2004, fuel costs in Spain were affected by an increase in imported coal prices.

The major components of our costs for other materials are the costs of cables, meters, transformers and other goods for resale, which are included under the item “Raw materials and consumables—Other materials.” These costs decreased to €78.7 million in the first half of 2004 from €113.5 million in the first half of 2003. A majority of these costs are credited to “Own work capitalized” and the remainder is applied to maintenance of the transmission and distribution networks. See “Own work capitalized” below. Costs for other materials from generation, distribution and supply activities in Portugal represent 69.7% of our total costs for other materials. Costs of materials from our generation activity in Portugal decreased 28.0% in the first half of 2004 to €1.4 million from €2.0 million in the first half of 2003. Costs related to our distribution and supply activities in Portugal increased 4.0% to €53.4 million in the first half of 2004 from €51.3 million in the first half of 2003 because of the investments made on the EDPD distribution grid to improve service quality.

Costs of other materials in Spain decreased €16.1 million to €11.5 million in the first half of 2004 compared with €27.6 million in the first half of 2003. Costs from other materials in Brazil increased €0.9 million to €4.1 million in the first half of 2004 from €3.2 million in the first half of 2003. Cost of sales for telecommunications increased €1.3 million in the first half of 2004 to €4.5 million from €3.2 million in the first half of 2003, reflecting the completion of an equipment supply contract during the first six months of 2004. Raw materials and consumables costs relating to our information technology activities increased 6.2% to €11.5 million in the first half of 2004 from €10.9 million in the first half of 2003, which, despite the slowdown of the Portuguese information technology sector, reflects a slight recovery of EDINFOR—Sistemas Informáticos, S.A., or EDINFOR’s, activities related to finishing, graphics and equipment sales.

Personnel costs. Personnel costs, which consist mainly of wages and salaries and social security and pension fund contributions, decreased 5.9% in the first half of 2004 to €324.7 million from €345.3 million in the first half of 2003 due to the Human Resources Restructuring Programme restarted in 2003 at the Portuguese electricity business.

Personnel costs in the Portuguese electricity business decreased 4.4% to €252.4 million in the first half of 2004 from €264.1 million in the first half of 2003 as a result of the Human Resources Restructuring Programme. As a percentage of total personnel costs, electricity business costs in Portugal remained stable in the first half of

2004 at 78%. Personnel costs in generation in Portugal increased 3.3% to €63.1 million in the first half of 2004 from €61.0 million in the first half of 2003. Personnel costs in distribution and supply in Portugal decreased 6.7% to €189.4 million in the first half of 2004 from €203.0 million in the first half of 2003, reflecting the reduction in the number of employees at the distribution business. Following ERSE’s approval, in August 2003, regarding the pass-through to final tariffs of up to €485.7 million of restructuring costs associated with early retirements and negotiated dismissals, we decided to continue with our Human Resources Restructuring Programme, which had been suspended.

In the Spanish energy business, personnel costs were €19.6 million in the first half of 2004 compared to €16.8 million in the first half of 2003. This increase was primarily due to the proportional consolidation of the Basque gas business, Naturcop, commencing in August 2003. Personnel costs in the Spanish gas business increased to €3.5 million in the first half of 2004 from €1.0 million in the first half of 2003.

Personnel costs in the Brazilian electricity business increased 8.2% to €31.3 million in the first half of 2004 from €28.9 million in the first half of 2003, which primarily reflects annual salary increases of approximately 10% in the middle of 2003.

Personnel costs in our telecommunications activities decreased 9.8% to €27.6 million in the first half of 2004 from €30.7 million in the first half of 2003, reflecting a reduction in the number of employees achieved primarily at the fixed line business in Spain.

Personnel costs in our information technology activities decreased 11.1% to €29.7 million in the first half of 2004 from €33.4 million in the first half of 2003, reflecting a reduction in the number of employees and successful wage negotiations.

Depreciation and amortization. Since the beginning of 2004, depreciation and amortization charges have been netted against income related to the compensation of depreciation of partly funded fixed assets. Prior to 2004, we presented this income as an “other non-operating income.” This income is primarily related to new electricity connections made in prior years that were financed largely with customer payments, which are record as deferred income and, as these assets are depreciated, a portion of the amount is taken into income and offset by a corresponding depreciation charge. This change in accounting presentation partly explains the decrease in depreciation and amortization charges of 4.8% to €388.8 million in the first half of 2004 from €408.3 million in the first half of 2003. The compensation of depreciation of partly funded fixed assets amounted to €38.0 million in the first half of 2004. This line item is discussed in note 26 to the interim consolidated financial statements.

Depreciation and amortization charges in the Portuguese electricity business decreased 12.1%, or €35.5 million, to €257.4 million in the first half of 2004 from €292.9 million in the first half of 2003 due to the change in the accounting presentation described above, which mainly affects this activity. The compensation of depreciation of partly funded fixed assets in the Portuguese electricity business amounted to €37.0 million in the first half of 2004.

In the Spanish energy business, depreciation and amortization charges increased to €38.4 million in the first half of 2004 from €27.9 million in the first half of 2003. This increase is primarily due to the proportional consolidation of the Basque gas business, Naturcop, since August 2003. Depreciation and amortization charges in the Spanish gas business increased to €11.9 million in the first half of 2004 from €2.0 million in the first half of 2003.

Depreciation and amortization charges in the Brazilian electricity business increased €0.7 million to €29.1 million in the first half of 2004 from €28.4 million in the first half of 2003.

Depreciation and amortization charges relating to telecommunication activities decreased 6.4% to €31.8 million in the first half of 2004 from €34.0 million in the first half of 2003, reflecting lower investment needs. Investment required for the expansion of the network and acquisition of direct access infrastructure has already been completed.

In the first half of 2004, depreciation and amortization charges relating to information technology activities increased 31.5% to €14.8 million from €11.3 million in the first half of 2003, primarily due to the investment in 2003 in the acquisition of new equipment for a data processing centre.

Supplies and services. These costs consist of supplies and services provided to us by external suppliers, and include external maintenance and repairs, specialized services, communication, rents, insurance and other services. External maintenance and repairs consists of work on our power plants, substations and transmission and distribution networks that we subcontract to others. Other specialized services includes technical services such as auditing, legal, consulting and revenue collection services. Communication services include telecommunications, postal, delivery and courier services. The cost of these external supplies and services decreased 2.6% to €302.0 million in the first half of 2004 from €310.2 million in the first half of 2003.

Supplies and services in the Portuguese electricity business increased 8.8% to €141.5 million in the first half of 2004 from €130.1 million, and as a percentage of our total supplies and services these costs increased to 47% in the first half of 2004 from 42% in the first half of 2003. Supplies and services relating to generation activity increased €3.2 million to €32.2 million in the first half of 2004 from €29.0 million in the first half of 2003 partly due to a higher activity level from EDP Produção’s subsidiary for maintenance services, O&M Serviços, and higher telecommunication costs associated with the power plants’ remote control. Supplies and services relating to distribution and supply activity increased 8.2% to €109.4 million in the first half of 2004 partly due to an increase in management fees from EDP, S.A. and our shared services company, EDP Valor, and also due to an increase from IT logistics and related services from the EDINFOR Group.

In the Spanish energy business, supplies and services costs increased to €21.8 million in the first half of 2004 from €16.1 million in the first half of 2003. This increase is primarily due to the proportional consolidation of the Basque gas business, Naturcop, since August 2003. Supplies and services costs in the Spanish gas business increased to €4.6 million in the first half of 2004 from €1.3 million in the first half of 2003.

Supplies and services relating to the electricity business in Brazil decreased 6.5% to €30.3 million in the first half of 2004 from €32.4 million in the first half of 2003, mainly due to depreciation of the Brazilian real against the euro.

Supplies and services in our telecommunications activities increased 0.4% to €122.3 million in the first half of 2004 from €121.9 million in the first half of 2003 due to higher direct activity costs related to telecommunication services provided to our clients, resulting from the activity’s organic growth. This increase was partly offset by the continued focus on efficiency, which enabled our telecommunication company, ONI, to achieve savings in fixed network expenses, advertising and specialised works.

Supplies and services related to our information technology activities decreased 15.0% to €29.5 million in the first half of 2004 from €34.7 million in the first half of 2003, mainly as a result of the on-going efforts to control costs and the termination of a contract with IMB, as our information technology company, EDINFOR, invested in a new data processing center.

Own work capitalized. Own work capitalized consists of amounts that correspond to costs related to personnel and materials and other external supplies and services incurred for projects under construction that are capitalized and will be amortized in future periods. These amounts generally consist of consumption of materials, direct internal costs, general administrative overheads and financial charges. Own work capitalized decreased 10.7% to €104.2 million in the first half of 2004 from €116.7 million in the first half of 2003.

Own work capitalized in the Portuguese electricity business in the first half of 2004 represented 94% of our total own work capitalized (compared to 91% in the first half of 2003). In the first half of 2004, it decreased 7.4% to €98.3 million from €106.1 million in the first half of 2003. Own work capitalized in our generation activity in Portugal decreased to €7.7 million in the first half of 2004 from €17.5 million in the first half of 2003 following the conclusion of the construction of TER CCGT plant’s first 400 MW unit. Own work capitalized in the distribution and supply activities in Portugal had a slight increase to €90.5 million in the first half of 2004 from €88.6 million in the first half of 2003, reflecting EDPD’s investments in the distribution grid to improve service quality.

Concession and power-generation rents. Concession and power-generation rental costs, which consist mainly of rents paid by EDPD to municipalities for concessions to distribute low-voltage electricity, increased to €94.7 million in the first half of 2004 from €87.9 million in the first half of 2003. The amount of rents payable to municipalities for concessions is set by government regulation and is based on the amount of low-voltage electricity consumed in the respective municipal areas each year. The 7.7% increase in concession and power-generation rental costs for the first half of 2004 compared to the first half of 2003 was primarily due to an increase in the average concession fee paid by our distribution company to the Portuguese municipalities, from 7.25% to 7.50% of previous year’s low-voltage sales, and to the 7.4% increase in low-voltage sales between 2002 and 2003.

Provisions. Provisions decreased to €46.2 million in the first half of 2004 from €62.5 million in the first half of 2003, primarily due to a decrease in provisions for doubtful accounts as a result of an improved economic climate. This line item is discussed in note 29 to the interim consolidated financial statements.

Provisions in the Portuguese electricity business decreased to €29.0 million in the first half of 2004 from €46.9 million in the first half of 2003 (and as a percentage of our total provisions, decreased to 63% in the first half of 2004 compared to 75% in the first half of 2003). Provisions in distribution and supply activities decreased to €23.3 million in the first half of 2004 from €42.0 million in the first half of 2003 mainly due to an improved economic climate. In the Brazilian electricity business, provisions decreased €2.4 million to €8.2 million in the first half of 2004 from €10.7 million in the first half of 2003. In the telecommunication activity, provisions decreased €1.6 million to €1.7 million in the first half of 2004.

Other operating expenses/(income). This item primarily includes taxes other than income taxes and other operating income (net). The item increased to a €7.6 million expense in the first half of 2004 from a €0.1 million expense in the first half of 2003.

Operating margin

As a result of the factors discussed above, our operating margin increased 35.6% to €551.6 million in the first half of 2004 from €406.8 million in the first half of 2003. Operating margin from our core electricity business in Portugal increased 8.3% to €434.0 million in the first half of 2004 from €400.8 million in the first half of 2003, primarily due to an increase in electricity consumption of 5.2%, the beginning of operations at the TER CCGT plant and the reduction in personnel costs following the implementation of the Human Resources Restructuring Program. Operating margin from our Spanish energy business increased 10.8% to €37.9 million in the first half of 2004 from €34.2 million in the first half of 2003 following the proportional consolidation of the Basque gas business, Naturcop, commencing in August 2003. Operating margin from Brazilian electricity activities increased €45.1 million to €97.3 million in the first half of 2004, mainly as a result of the 4.1% increase in electricity consumption and tariff increases in 2003. Operating margin from telecommunication activities improved by €22.1 million to a €20.8 million loss in the first half of 2004 from a €42.8 million loss in the first half of 2003, mainly due to cost-cutting. Operating margin from information technology activities decreased 30.9% to €6.6 million in the first half of 2004 from €9.5 million in the first half of 2003 due to a slowdown in the Portuguese information technology sector.

Interest and related income/(expenses), net

Our net interest and related income/(expenses) consist of interest and related income and expenses. These net expenses decreased to €181.5 million in the first half of 2004 from €182.5 million in the first half of 2003 (and decreased as a percentage of our total revenues to 5.1% in the first half of 2004 compared to 5.5% in the first half of 2003). This line item is discussed in note 31 to the interim consolidated financial statements.

Net interest expenses decreased 7.5% to €144.0 million in the first half of 2004 from €155.8 million in the first half of 2003 following the reduction of our financial debt. Contributions from equity method investments increased €12.9 million to €20.1 million in the first half of 2004, partially because results for the first half of 2003 were negatively impacted by €7.2 million in accumulated losses from Electra. This investment was fully provisioned at the end of 2003. Net exchange differences decreased €20.5 million to an €18.0 million loss in the first half of 2004, mainly due to depreciation of the Brazilian real against the dollar in the first half of 2004, affecting the dollar-denominated debt of the Brazilian subsidiaries. Investment income decreased €22.5 million to €9.0 million in the first half of 2004 following the sale of the Iberdrola stake in the second half of 2003 and lower dividends received from our stake in BCP.

Other non-operating income/(expenses)

We had other non-operating expenses of €20.1 million in the first half of 2004 compared to other non-operating income of €59.4 million in the first half of 2003, partly due to the change in the accounting presentation of the compensation of depreciation of partly-funded fixed assets, which, as described above under “Operating Costs and Expenses,” prior to 2004 was presented as “other non-operating income,” and currently is presented as an operating item. In the first half of 2004, this item amounted to €38.0 million (presented in the depreciation and amortization line item—see note 26 to the interim consolidated financial statements for more information on this line item) in comparison with €34.4 million in the first half of 2003. The income related to the reduction of provisions for contingencies and liabilities decreased €18.4 million to €4.8 million in the first half of 2004 from €23.3 million in the first half of 2003, primarily due to the use of a provision in the first half of 2003 that was created by Escelsa to mitigate the anticipated eventual market loss on its dollar-denominated assets. In connection with the Human Resources Restructuring Programme, in the first half of 2004, EDP recorded €23.2 million in human resources rationalisation costs, relating to negotiated dismissals (at the distribution activity, this cost is permitted by ERSE to be passed through to final tariffs) and compensation paid to early retirees that accepted acceleration of the legal retirement age.

Provision for income taxes

Our provision for income taxes is determined on the basis of the estimated taxable income for the period. Income taxes provided for in the first half of 2004 were €174.0 million compared with €141.8 million in the first half of 2003. The reference income tax rate in Portugal was 25% in the first half of 2004 compared with 30% in the first half of 2003. In addition, a municipal surcharge of up to 10% of the base rate is typically levied by the municipality in which the income is earned. Our effective tax rate is different from the reference income tax in Portugal each year, due to permanent differences arising mainly from amortization of goodwill and concession rights and amortization resulting from revaluation of fixed assets that are not deductible for income tax purposes. Our effective tax rate was 29.5% in the first half of 2004, compared with 39.0% in the first half of 2003. The effective tax rate in the first half of 2004 reflects a €118.3 million expense relating to tariff deviation in our electricity distribution business in Portugal, which tax benefit, amounting to €32.6 million, is accounted for as a provision for deferred income taxes rather than a provision for income taxes. In the first half of 2003, the effective tax rate was partly affected by the losses before taxes in our telecommunications business (EDP recorded lower losses in the first half of 2004), which tax benefit is not accounted under this line item. For more information on provision for income taxes, you should read note 33 of our interim consolidated financial statements.

Provision for deferred income taxes

Deferred income taxes are recognized in our audited consolidated financial statements in accordance with International Accounting Standard 12. Our provision for deferred income tax is determined, using the balance sheet liability method, on the temporary differences between the book values of assets and liabilities and their respective taxable bases. The taxable base of assets and liabilities is determined so as to reflect the consequences of taxation resulting from the way in which we expect, on the balance sheet date, to recover or to pay the recorded amount of our assets and liabilities. In determining deferred tax, the rate used is the one in effect or otherwise applicable on the balance sheet date. Recognized deferred tax assets are reduced to the recoverable amount that can be compensated against future expected profits.

In the first half of 2004, our provision for deferred income taxes amounted to a €70.6 million benefit and, in the first half of 2003, to a €31.2 million benefit. This difference is mainly explained by the fact that, in the first half of 2004, the deferred income tax relating to tariff deviations in the electricity distribution business in Portugal was in the form of a benefit amounting to €32.6 million, while in the first half of 2003, deferred income tax related to tariff deviation was a €6.2 million charge (tariff deviations in the first half of 2004 amounted to a €118.3 million expense and in the first half of 2003 to a €15.0 million income).

Consolidated net profit

As a result of the factors discussed above, our consolidated net income for the first half of 2004 increased 51.0% to €274.9 million from €182.0 million in the first half of 2003.

Years Ended December 31, 2003, 2002 and 2001

The following table sets forth our revenues by geography and activity for 2001, 2002 and 2003. For more information concerning our revenues, see note 26 to our audited consolidated financial statements.

	Sales of Electricity	Other sales	Services rendered	Total
	(millions of EUR)
Year ended December 31, 2001
Portugal
Generation	1,277.9	12.4	14.6	1,294.9
Distribution and supply	3,282.5	1.6	19.9	3,304.1
Brazil
Distribution and supply	690.5	0	0	690.5
Telecoms	0	30.9	157.0	187.9
Information technology	0	39.1	149.9	189.0
Services and other adjustments	(39.7)	13.9	9.7	(16.0)

EDP Group	5,201.3	98.0	351.1	5,650.4

Year ended December 31, 2002
Portugal
Generation	1,425.4	18.7	18.2	1,462.3
Distribution and supply	3,503.4	1.7	33.1	3,538.2
Spain
Generation	145.1	2.5	0.8	148.3
Distribution and supply	150.1	7.6	6.3	164.0
Gas	0	10.5	1.1	11.5
Brazil
Distribution and supply	668.6	0	0	668.6
Telecoms	0	46.7	274.1	320.8
Information technology	0	35.5	188.5	224.0
Services and other adjustments	(16.5)	(11.2)	(123.5)	(151.2)

EDP Group	5,876.2	112.0	398.4	6,386.6

Year ended December 31, 2003
Portugal
Generation	1,318.9	19.7	26.6	1,365.2
Distribution and supply	3,610.6	1.9	60.2	3,672.8
Spain
Generation	256.8	2.0	1.1	259.9
Distribution and supply	287.7	28.9	12.4	329.0
Gas	0	75.9	10.1	86.0
Brazil
Generation	27.4	2.3	11.5	41.3
Distribution and supply	929.0	0	37.6	966.6
Telecoms	0	7.3	323.8	331.1
Information technology	0	27.0	159.3	186.3
Services and other adjustments	(134.2)	(4.9)	(121.6)	(260.6)

EDP Group	6,296.1	160.3	521.2	6,977.5

The following table sets forth our operating costs and expenses and our results of operations as a percentage of total revenues:

	Year ended December 31,
	2001	2002	2003
Total revenues	100%	100%	100%
Raw materials and consumables	54.5%	57.7%	56.2%
Personnel costs	10.5%	9.8%	9.3%
Depreciation and amortization	11.8%	11.6%	12.1%
Supplies and services	11.5%	10.6%	9.1%
Own work capitalized	(4.1)%	(3.8)%	(3.4)%
Concession and power-generation rental costs	2.6%	2.5%	2.5%
Provisions	2.1%	1.6%	1.1%
Other operating expenses (income)	(0.8)%	(0.1)%	0.1%
Total operating costs and expenses	88.1%	89.8%	87.0%
Operating margin	11.9%	10.2%	13.0%
Net interest and related expenses	3.6%	3.5%	5.1%
Other non-operating income / (expenses)	(2.2)%	2.2%	0.2%
Profit before tax	10.5%	4.5%	7.6%
Consolidated net profit	8.0%	5.2%	5.5%

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues

Our total revenues in 2003 increased by 9.3% to €6,977.5 million from €6,386.6 million in 2002, due primarily to the increase in electricity sales, which in 2003 represented approximately 90.2% of our total revenues compared with 92.0% of total revenues in 2002. In 2003, revenues as well as the other items in our consolidated profit and loss account were affected by the proportional (40%) consolidation of Hidrocantábrico for twelve months, which in 2002 was proportionally consolidated for seven months, and the full consolidation of Escelsa and Enersul for twelve months, which in 2002 were equity consolidated for the first nine months and fully consolidated in the last quarter of the year. We have consolidated revenues from Hidrocantábrico in the amount of €662.5 million in 2003 and €321.4 million in 2002. Escelsa and Enersul contributed €435.8 million in 2003 and €100.8 million in 2002.

Sales of electricity. Our total electricity sales increased by 7.1% to €6,296.1 million in 2003 from €5,876.2 million in 2002 mainly due to the consolidation effects of Hidrocantábrico, Escelsa and Enersul noted above.

Electricity sales in Portugal from generation and distribution and supply activities, which represented 78.3% of our total consolidated electricity revenues, remained stable at €4,929.5 million in 2003 from €4,928.8 million in 2002, with the increase in electricity sales from distribution and supply activities being offset by a decline in electricity sales from generation activity.

Electricity sales from our distribution and supply activities in Portugal increased 3.1% from €3,503.4 million in 2002 to €3,610.6 million in 2003 due to a 5.4% increase in the Portuguese electricity system demand from 36,931 GWh in 2002 to 38,916 GWh in 2003 and due to the fact that, in nominal terms, tariffs increased across all voltage levels by an average of 2.8% in 2003 from the 2002 levels. The 5.4% increase in electricity sales volume was primarily due to a 4.9% increase in low-voltage consumption, which occurred as a result of a cold winter and a particularly warm summer in 2003, as well as due to a 9.3% increase in very high-voltage and high-voltage consumption following an increase in the number of our industrial clients, after EDPD gained four large industrial clients. Electricity distribution in the PES decreased 3.1% to 34,868 GWh in 2003 from 35,973 GWh in 2002, whereas in the Non-Binding Sector, electricity distributed increased by more than fourfold to 4,048 GWh in 2003 from 958 GWh in 2002 due to the fact that some medium-voltage consumers opted to become Qualifying Consumers.

Beginning with the new tariff regime in Portugal that became effective in 1999, tariffs are fixed by the regulator in advance of each year based in part on estimated data for variables such as demand and cost. If there are differences between the estimated data and the actual data during a period, an adjustment will be made to the tariff in a subsequent period to account for these differences. Our revenues include tariff adjustments that we calculate to estimate the portion of our revenues from electricity sales that should be deferred to a subsequent period to take account of data that the regulator will consider in setting tariffs. If actual costs and demand deviate from the estimated data, the revenues REN receives from electricity sales to EDPD will vary from the revenues allowable under the tariff regime. In the event actual revenues exceed the revenue level allowable, such as due to higher than estimated demand, REN is obligated, two years later, to compensate the PES for the excess. This compensation takes the form of a reduction in the amounts charged by REN to distributors such as EDPD in the PES. By contrast, if REN’s actual revenues are less than the revenue level allowable, such as due to higher than estimated costs, REN will, two years later, be able to recover the shortfall through an increase in the amounts charged by REN to distributors such as EDPD in the PES. Any reduction or increase received by or charged to EDPD is fully passed through to the customer tariffs in the Binding Sector. There is also a tariff adjustment in respect of 1999, 2000 and 2001 reflecting the profit sharing mechanism in distribution relating to EDPD’s selling and distribution activities, which is reflected in the customer tariffs two years later. For the 2002-2004 regulatory period, the profit sharing mechanism was eliminated. None of the accounting entries associated with tariff adjustments have an impact on our cash flow. For more information on the tariff adjustments, you should read note 39(p) to the audited consolidated financial statements.

In 2003, the aggregate tariff adjustment was €77.9 million. This figure includes a positive adjustment of €77.0 million from the 2003 tariff adjustment, a positive adjustment of €17.9 million from a revision made to the tariff adjustment of year 2002, a negative adjustment of €10.2 million from the 2002 tariff adjustment reposition and a negative adjustment of €6.7 million from the 2001 tariff adjustment reposition. In 2002, the aggregate tariff adjustment was €70.5 million. This figure includes a positive adjustment of €50.0 million relating to the application of the new tariff regulation in 2002, and a positive adjustment of €20.5 million relating to the 2000 tariff adjustment reposition.

Electricity sales from our generation activity in Portugal decreased 7.5% from €1,425.4 million in 2002 to €1,318.9 million in 2003. Approximately 89% of EDP Produção’s generation revenues are based on long-term PPAs between each of its power plants and REN as the single buyer for the Portuguese PES. The PPAs include an energy charge component that remunerates EDP Produção’s plants operating in the PES for fuel consumption incurred by producing electricity. Given that 2003 was a wet year, EDP Produção’s thermal power plants were less utilized and we incurred lower fuel costs, resulting in lower revenues from the variable component of the PPAs that remunerate for fuel consumption.

Electricity sales in Spain increased to €542.2 million in 2003 from €295.1 million in 2002, primarily due to the proportional consolidation of Hidrocantábrico for twelve months in 2003 compared to seven months in 2002. Other factors that influenced this increase were higher electricity revenues in 2003 from Hidrocantábrico’s supply activity that were partially offset by lower Spanish electricity pool prices during 2003.

Electricity sales in Brazil increased to €956.4 million in 2003 from €668.6 million in 2002, primarily due to the full consolidation of Escelsa and Enersul for twelve months in 2003 compared to three months in 2002. Other factors that influenced this increase were tariff revisions that affected our distribution companies in Brazil during 2003, namely a 14.68% average tariff increase for Bandeirante (as of October 22), a 17.30% average tariff increase for Escelsa (as of August 6) and a 32.59% average tariff increase for Enersul (as of April 8). These tariff increases were partially mitigated by the devaluation of the Brazilian real against the euro beginning in the first half of 2002.

Other sales. Our other sales activities, including sales of natural gas, steam, ash, information technology products, telecommunications equipment and sundry materials, generated revenues of €160.3 million in 2003 compared with €112.0 million in 2002, due primarily to the inclusion since August 2003 of gas sales of

Naturcorp, which was proportionally consolidated in our accounts on the same basis as Hidrocantábrico. As a result, the contribution of the Spanish activities to the consolidated revenues from other sales activities increased to €105.3 million in 2003 from €20.1 million in 2002. This increase more than offset an 84.4% decrease in revenues from telecommunications equipment sales from €46.7 million in 2002 to €7.3 million in 2003, due to the completion of a major contract, and a 23.9% decrease in sales from our information technology activity from €35.5 million in 2002 to €27.0 million in 2003, due to a decrease in demand for IT solutions, as result of the economic slowdown that resulted in lower investments by corporations in information technology systems.

Services rendered. Our revenues from services increased to €521.2 million in 2003 from €398.4 million in 2002, due to the changes in EDP’s consolidation of Hidrocantábrico, Escelsa and Enersul, as noted above, and increased sales by EDP Energia, Bandeirante and ONI. Activities generating these revenues include electricity-related services, services related to information technology systems, telecommunications, engineering, laboratory services, training, medical assistance, consulting, multi-utility services and other services. Revenues from services provided by the electricity activity in Portugal increased to €86.9 million in 2003 from €51.3 million in 2002, mainly due to an increase at EDP Energia resulting from the ongoing liberalization process in Portugal. Services provided in Spain by Hidrocantábrico contributed €6.2 million and €15.0 million in 2002 and 2003, respectively, following the proportional consolidation of Hidrocantábrico for twelve months in 2003. Our operations in Brazil contributed €49.1 million to our consolidated revenues from services in 2003, as a result of the full year consolidation of Escelsa and Enersul, as well as Bandeirante’s contribution following the increased number of liberalized clients in its concession area that have to pay for the use of Bandeirante’s distribution grid. The 18.2% increase in telecommunications services to €323.8 million in 2003 from €274.1 million in 2002 resulted from higher voice telecommunications services provided by ONI. Information technology activity revenues from services provided declined 15.5% from €188.5 million in 2002 to €159.3 million in 2003, due primarily to the Portuguese economic slowdown in 2003.

Operating costs and expenses

Our total operating costs and expenses increased by 5.8% to €6,071.8 million in 2003 compared to €5,737.9 million in 2002, mainly due to the consolidation effects already mentioned above relating to Hidrocantábrico, Escelsa and Enersul. These consolidation effects more than offset lower fuel costs at EDP Produção, following a wet year in which thermal generation was reduced in favor of hydro power, lower operating costs at Bandeirante associated with the depreciation of the Brazilian real against the euro beginning in June 2002, and lower costs at ONI, primarily as a result of the cost-cutting program and a reduction in the number of employees.

Hidrocantábrico’s contribution to our total operating costs and expenses in 2003 totaled €580.3 million compared to €283.3 million in 2002 (seven months of proportional consolidation), while Escelsa and Enersul contributed €372.9 million in 2003 compared to €85.6 million in 2002 (three months of full consolidation). In addition, total operating costs at Hidrocantábrico reflect the consolidation of five months of Naturcorp in 2003 and the start of Castejón CCGT’s operations in October 2002.

As a percentage of revenues, total operating costs and expenses decreased to 87.0% in 2003 from 89.8% in 2002 due primarily to lower costs of purchased electricity and fuel.

Raw Materials and Consumables. The major components of our raw materials and consumables are the costs of purchased electricity, fuel costs and costs of other materials. Our raw materials and consumables costs increased 6.3% to €3,921.1 million in 2003 from €3,687.1 million in 2002 due to the consolidation of Hidrocantábrico, Escelsa and Enersul, as noted above. These consolidation effects more than offset lower fuel costs at EDP Produção, following a reduction in use of thermal generation due to a wet year, and a decrease in the cost of sales of telecommunications equipment.

Our costs of purchased electricity increased 11.8% to €3,360.3 million in 2003 from €3,005.5 million in 2002, due to the consolidation effects of Hidrocantábrico, Escelsa and Enersul, as noted above.

Generation and distribution and supply activities in Portugal represent 73.7% of our costs of purchased electricity. Electricity purchases from generation in Portugal increased €28.1 million in 2003 to €65.3 million due to an increase in electricity purchases of small hydro producers operating in the Non-Binding Sector as these producers are allowed to acquire energy up to their installed capacity in order satisfy energy procurements of the Non-Binding Sector. Our costs of purchased electricity in distribution and supply activity in Portugal primarily include purchases made by EDPD from REN, as well as purchases from private generators and small independent producers. The energy that EDPD purchases from REN is supplied to the binding sector. In 2003, electricity purchases increased 1.1% to €2,412.5 million in 2003 from €2,386.4 million in 2002, mainly due to a 4% increase in the average tariff charged on power purchases from REN, offset by a 3.1% decrease in the Portuguese binding system electricity consumption. For more information on these purchases of electricity, you should read “Information on the Company—Portugal—Electricity System Overview—The Independent Electricity System” and “Competition.”

Costs of purchased electricity in Spain by Hidrocantábrico represented €358.2 million in 2003 compared with €154.1 million in 2002. This increase is mostly due to consolidation effects. In addition, in 2003, Hidrocantábrico’s costs of purchased electricity reflect the first time consolidation of five months of Naturcorp in 2003 and the start of Castejón CCGT’s operations in October 2002.

Costs of purchased electricity in Brazil increased 34.9% in 2003 to €656.5 million from €486.5 million. This increase is primarily due to the consolidation of Escelsa and Enersul, as noted above. In 2003, Escelsa and Enersul contributed €251.1 million compared with €57.5 million in 2002. Costs of purchased electricity at Bandeirante decreased 16.8% to €357.0 million in 2003 from €429.1 million in 2002, mainly due to the depreciation of the Brazilian real against the euro.

Our fuel, steam and ashes costs decreased 14.5% to €398.0 million in 2003 from €465.5 million in 2002. In 2003, fuel costs from generation in Portugal represented 78.5% of our fuel costs and decreased 32.9% to €312.3 million from €465.5 million in 2002. This decrease in fuel costs reflects a decline in fuel utilization by EDP Produção associated with a lower use of thermal generation due to a wet year. In order to account for the variability of hydrological conditions in Portugal and its impact on the fuel costs, EDP uses the “Hydrological correction account,” or hydro account. The hydro account is an accounting mechanism we established pursuant to Portuguese law. The purpose of this account is to smooth the short-term effect on our earnings and customer prices that result from changes in hydrological conditions. In years with favorable hydrological conditions, there is an increase in hydroelectric generation and a decrease in variable costs of thermal generation. Conversely, in years with unfavorable hydrological conditions there is a decrease in hydroelectric generation and our expenditures on fuel and electricity imports increase substantially and the variable costs of thermal generation increase accordingly. We cannot modify the tariff we charge to take into account the changes in variable costs incurred due to hydrological conditions. In order to reduce major distortions in operating results due to changing hydrological conditions, the hydro account is reinforced in years of favorable hydrological conditions with a corresponding operating charge in the income statement, thereby eliminating the overstatement of its net income. In years of less favorable hydrological conditions we use the hydro account (with a corresponding credit to operating income) so as to reduce the negative impact on our net income arising from the increased expenditures on fuel and electricity imports. These upward or downward adjustments to the hydro account are made based upon the economic reference cost calculated on the basis of an average hydrological year.

Prior to REN’s sale, all of the movements relating to the hydro account were considered as being of a non-cash nature on the grounds that they were made (in accounting terms) in our consolidated financial statements as an expense recorded to the hydro account in favorable hydrological years and as an income recorded to the hydro account in less favorable hydrological years. Following the sale of REN, cash movements take place between REN and us for reinforcing or drawing against the hydro account that, after REN’s separation, is still carried on our balance sheet. At December 31, 2003 the hydro account amounted to €387.5 million, an increase of €63.4 million, which includes €71.9 million charged to REN. In 2002, the hydro account decreased by €63.4 million to €324.1 million. This difference was primarily a result of 2003 having been an exceptionally wet year (hydro coefficient of 1.33), while 2002 was a dry year (hydro coefficient of 0.76). To learn more about the effect of hydrological conditions on our business, you should read “Information on the Company—Portugal—Generation.”

The Portuguese government determines the “level of reference” of the hydro account based upon the least favorable period of hydrological conditions during the previous 30 years. In doing so, the government determines an amount expected to be adequate to withstand unfavorable hydrological conditions that may occur in the future. The government has determined that the hydro account must not exceed the level of reference. The level of reference of the hydro account was €387.5 million for 2003, 2002 and 2001. In 2003, the hydro account exceeded the reference level causing us to record the excess €19.4 million under non-operating income. In 2002, the hydro account did not exceed the reference level, hence we did not record an excess in non-operating income in 2002.

We record as an annual expense deemed interest credited to the hydro account corresponding to the average interest rate paid on our euro-denominated borrowings for the applicable year. The method of accounting for this deemed interest did not change with the sale of REN. For more information on the hydro account, you should read notes 2(p) and 21 to our audited consolidated financial statements.

Fuel costs in Spain at Hidrocantábrico amounted to €85.5 million in 2003 compared to €39.3 million in 2002, primarily due to the consolidation effects as noted above. In addition, fuel costs at Hidrocantábrico reflect the start of operations of Castejón’s CCGT power plant (October 2002) noted above.

The major components of our costs for other materials are the costs of cables, meters, transformers and other goods for resale, included under the item “Raw materials and consumables—Other materials.” These costs decreased to €162.7 million in 2003 from €216.0 million in 2002. A majority of these costs are credited to “Own work capitalized” and the remainder is applied to maintenance of the transmission and distribution networks. See “Own work capitalized.”

Costs for other materials from generation, distribution and supply activities in Portugal represent 70.5% of our costs for other materials. Costs of materials from our generation activity in Portugal decreased 21.1% in 2003 to €3.5 million. Regarding our distribution and supply activities in Portugal, these costs increased 39% to €111.3 million in 2003 from €80.1 million in 2002 because 2002 costs with materials were lower than normal due to stocks write-offs.

Costs of other materials in Spain from Hidrocantábrico increased €4.1 million to €6.3 million in 2003 compared with €2.2 million in 2002. This increase is the result of the consolidation effects noted above.

Costs from other materials in Brazil increased €6.2 million to €10.2 million in 2003 from €4.0 million in 2002. This increase is the result of the above mentioned consolidation effects of Escelsa and Enersul. In 2003, Escelsa and Enersul contributed €5.9 million to our costs with other materials, compared with €1.1 million in 2002.

Cost of sales for telecommunications decreased €46.8 million in 2003 to €6.6 million from €53.4 million in 2002, following the shut down of UMTS operations in December 2002. In addition, the decrease in the cost of sales reflects the completion of a major equipment supply contract in 2002.

Raw materials and consumables relating to our information technology activities decreased 22.7% to €24.5 million in 2003 from €31.6 million in 2002, partially reflecting the economic slowdown of the Portuguese economy that, as mentioned above, affected the information technology revenues.

Personnel costs. Personnel costs, which consist mainly of wages and salaries and social security and pension fund contributions, increased 3.5% in 2003 to €646.6 million from €624.8 million in 2002, mainly as a result of the consolidation changes noted above.

Personnel costs in the Portuguese electricity business increased 3.5% to €517.4 million in 2003 from €500.1 million in 2002 following the 2.7% average salary increase. As a percentage of total personnel costs, electricity business in Portugal remained stable in 2003 and 2002 at 80%. Personnel costs in generation in Portugal increased 0.7% to €120.3 million in 2003 from €119.6 million in 2002 as a result of an increase in average salaries, partially offset by a reduction of 111 employees toward the end of 2003. Personnel costs in distribution and supply increased 4.3% to €397.1 million in 2003 from €380.6 million in 2002 reflecting the increase of pension premiums and the average salary increase.

In Spain, personnel costs at Hidrocantábrico were €37.1 million in 2003 compared to €18.3 million in 2002. This increase is primarily due to the proportional consolidation of twelve months in 2003 compared to seven months in 2002. Additionally, the inclusion of Naturcorp in Hidrocantábrico’s accounts since August 2003 also contributed to this increase.

Personnel costs in Brazil increased 61.6% to €64.0 million in 2003 from €39.6 million, primarily due to the full consolidation of Escelsa and Enersul for twelve months in 2003 compared to three months in 2002. In addition, the average salary increase in our Brazilian subsidiaries was approximately 10%, which also contributed to the increase. However, both of these effects were partly offset by the strong depreciation of the Brazilian real against the euro beginning in June 2002.

Personnel costs in our telecommunications activities decreased 43.2% to €51.0 million in 2003 from €89.7 million in 2002, reflecting the discontinuation of the UMTS project toward the end of 2002 and the reduction in the number of employees achieved primarily at the fixed line business in Portugal.

Personnel costs in our information technology activities decreased 12% to €66.4 million in 2003 from €75.5 million in 2002, due to the ongoing staff restructuring process and successful wage negotiations.

Depreciation and amortization. Depreciation and amortization in 2003 increased to €845.6 million from €739.5 million in 2002, primarily due to the consolidation changes noted above.

Depreciation and amortization charges in the Portuguese electricity business increased 3.8%, or €21.4 million, to €583.3 million in 2003 from €561.9 million in 2002 (and as a percentage of our total depreciation and amortization charges, it decreased 69.0% in 2003 compared to 76.0% in 2002). Depreciation and amortization charges in generation increased 2.7% to €234.4 million in 2003 from €228.2 million in 2002. Depreciation and amortization in distribution and supply activities increased 4.6% to €348.9 million in 2003 from €333.6 million in 2002, due to the transfer of an information technology system from our information technology services provider company, EDINFOR, to EDPD and greater investments made in the distribution network.

In Spain, Hidrocantábrico’s contribution to our depreciation and amortization charges increased to €60.1 million in 2003 from €26.9 million in 2002, primarily due to the proportional consolidation of Hidrocantábrico for twelve months in 2003 compared to seven months in 2002. In addition, the inclusion of Naturcorp since August 2003 and the depreciation of the investment made in Castejón CCGT since October 2002 also contributed to this increase.

Depreciation and amortization charges in the Brazilian electricity business increased to €58.3 million in 2003 from €34.2 million in 2002 mainly due to the full consolidation of Escelsa and Enersul for twelve months in 2003 compared to three months in 2002. This increase was partly offset by the depreciation of the Brazilian real against the euro.

Depreciation and amortization charges relating to telecommunication activities increased 8.8% to €72.7 million in 2003 from €66.9 million in 2002 as a result of the acquisition in Spain of cable access rights, primarily during 2002, and the investments made in Portugal in connection with the expansion of the network in 2002 and the acquisition of direct access infrastructure.

In 2003, depreciation and amortization charges relating to information technology activities increased 28.4% to €24.3 million from €18.9 million in 2002, primarily due to the IT project ISU/Communications that began depreciating in 2003.

Supplies and services. These costs consist of supplies and services provided to us by external suppliers, and include external maintenance and repairs, specialized services, communication, rents, insurance and other services. External maintenance and repairs consists of work on our power plants, substations and transmission and distribution networks that we subcontracted to others. Other specialized services include technical services such as auditing, legal, consulting, and revenue collection. Communication services include telecommunications, postal, delivery and courier services. The cost of these external supplies and services decreased 6.3% to €632.5 million in 2003 from €675.1 million in 2002.

Supplies and services in the Portuguese electricity business increased 1.2% to €285.6 million in 2003 from €282.1 million, and as a percentage of our total supplies and services it increased to 45.2% in 2003 from 41.8% in 2002. Supplies and services relating to generation activity increased €2.0 million to €75.0 million in 2003, benefiting from a reduction in insurance costs, steady maintenance costs and tighter management discipline. Supplies and services relating to distribution and supply activity increased 0.7% to €210.6 million in 2003 due to the transfer of services, which were being performed internally by EDPD, to our shared services company, EDP Valor. This effect was offset by a decrease in maintenance costs due to both the renegotiation of contracts, which are no longer on a retainer basis, and a more efficient use of internal resources.

Supplies and services costs relating to Hidrocantábrico decreased to €33.4 million in 2003 from €41.1 million in 2002, primarily due to the fact that in 2002 the electricity transmission and distribution tariffs paid by Hidrocantábrico’s supply unit were accounted under supplies and services, while in 2003 these tariffs started to be accounted under purchases of electricity.

Supplies and services relating to the electricity business in Brazil increased to €62.2 million in 2003 from €36.0 million in 2002 mainly due to the full consolidation of Escelsa and Enersul for twelve months in 2003 against three months in 2002. In addition, the full operations of the hydro power plant Lajeado beginning in November 2002 and the complete year of the cogenerator Fafen, also contributed to this increase.

Supplies and services in our telecommunications activities decreased 9.7% to €265.3 million in 2003 from €293.7 million in 2002 primarily due to the cost-cutting program. The major savings were in advertising costs, specialized works and fixed network costs.

Supplies and services related to our information technology activities decreased 6.7% to €70.1 million in 2003 from €75.1 million in 2002, mainly as a result of the effect of economic slowdown in the information technology business and the transfer of an information technology asset to our Portuguese electricity distribution unit.

Own work capitalized. Own work capitalized consists of amounts that correspond to costs related to our costs of personnel and materials and other external supplies and services incurred for projects under construction that are capitalized and will be amortized in future periods. These amounts generally consist of consumption of materials, direct internal costs, general administrative overheads and financial charges. Own work capitalized decreased 2.5% to €235.6 million in 2003 from €241.8 million in 2002.

Own work capitalized in the Portuguese electricity business represented 94.7% in 2003 of our total own work capitalized (against 77.7% in 2002). In 2003, it increased 18.7% to €223.0 million from €188.0 million in 2002. Own work capitalized in our generation activity in Portugal increased to €38.2 million in 2003 from €26.2 million in 2002 following the investments in TER CCGT and Venda Nova II hydro power plant. Own work capitalized in the distribution and supply activities in Portugal increased 14.2% to €184.8 million in 2003 from €161.8 million in 2002 primarily due to higher investments in the distribution grid.

In 2003 and 2002 Hidrocantábrico contributed €4.0 million and €2.7 million to own work capitalized, respectively, primarily due to the proportional consolidation of twelve months in 2003 compared to seven months in 2002.

Own work capitalized in our telecommunication activities was almost non-existent in 2003 compared to €30.2 million accounted for in 2002. The 2002 figure is related to the UMTS project, which was discontinued by the end of 2003.

Own work capitalized relating to information technology decreased 33.5% to €8.4 million in 2003 due to the fact that 2002 figures reflect the capitalization of costs on the development of an information technology system for EDPD, that was completed in the end of 2002.

A table setting forth the components of own work capitalized for the past three years is provided in note 30 to our audited consolidated financial statements.

Concession and power-generation rents. Concession and power-generation rental costs, which consist mainly of rents paid by EDPD to municipalities for concessions to distribute low-voltage electricity, increased to €175.6 million in 2003 from €158.2 million in 2002. The amount of rents payable to municipalities for concessions is set by government regulation and is based on the amount of low-voltage electricity consumed in the respective municipal areas each year. The 11.0% increase in concession and power-generation rental costs between 2002 and 2003 is primarily due to the increase in the average concession fee paid by our generation activity to the Portuguese municipalities, from 7.00% to 7.25% of previous year’s sales, and the 6.3% increase in low-voltage, special low-voltage and public lighting sales.

Provisions. Provisions decreased to €75.7 million in 2003 from €100.6 million in 2002, primarily due to a decrease in provisions for doubtful accounts charges and healthcare liabilities provision charges. This line item is discussed in note 31 to the audited consolidated financial statements.

We systematically record the provision for doubtful accounts receivable from third parties and municipalities based on the age of the receivables and our collection history. We do not record a provision with respect to accounts receivable from other public entities since historically we have not experienced a problem in collecting these receivables. Accounts receivable are written off when a customer is declared bankrupt by a court of law because we receive the tax benefit of the write-off only when the customer is actually declared bankrupt. Consequently, we have a significant amount of accounts receivable that are fully provided for but have not been written-off. For more information on this provision, you should read note 39(h) to the audited consolidated financial statements.

Until the end of 2002, increases in provisions for doubtful accounts were reflected in our consolidated statements of income in the line item “Provisions” and were included in the determination of operating income, while decreases were included in the line item “Other non-operating expenses (income), net” below the operating income. Beginning in 2003, at the electricity distribution activity in Portugal, both increases and decreases in provisions for doubtful accounts are included in the line item “Provisions.”

Provisions in the Portuguese electricity business decreased to €55.5 million in 2003 from €76.9 million in 2002 (and as a percentage of our total provisions, it decreased 73.4% in 2003 compared to 76.4% in 2002). Provisions in generation increased €1.1 million to €12.7 million in 2003. Provisions in distribution and supply activities decreased to €42.8 million in 2003 from €65.3 million in 2002, due to the accounting of the provision decreases in this line item since 2003, at the distribution business level, as noted above.

Other operating expenses/(income). This item includes primarily taxes other than income taxes and other operating income (net), which decreased to a €10.3 million expense in 2003 from €5.7 million income in 2002. This decrease is partly related to other operating expenses in Brazil, which increased to €18.6 million in 2003 from €6.3 million in 2002 due to the regulatory contributions to the Energy Development Account in 2003, as well as the full consolidation of Escelsa and Enersul for twelve months in 2003 compared to three months in 2002. The Energy Development Account was created in Brazil largely to promote the competitiveness of some generation technologies, including wind farms, small hydro plants, biomass plants and thermal facilities using natural gas and domestic mineral coal.

Operating margin

As a result of the factors discussed above, our operating margin increased 39.6% to €905.7 million in 2003 from €648.7 million in 2002. Operating margin from our core electricity business in Portugal increased 12.5% to €731.7 million in 2003 from €650.3 million in 2002, primarily due to a successful costs control program. In Spain, Hidrocantábrico contributed €82.2 million to our consolidated operating margin in 2003 compared to €38.1 million in 2002. In addition to the changes in consolidation noted above, Hidrocantábrico benefited from the first-time consolidation of Naturcorp. Operating margin from Brazilian electricity activities increased €65.4 million to €126.8 million in 2003. This increase is partly due to the changes in consolidation related to Escelsa and Enersul noted above. These companies contributed €62.8 million to our operating margin in 2003 compared to €15.2 million in 2002. In addition, Brazilian electricity activities benefited from tariffs increases and recovery in Brazilian consumption. Operating margin from telecommunication activities improved by €86.2 million to a €68.7 million loss in 2003 from a €154.8 million loss in 2002, due to the discontinuation of UMTS operations, an increase in voice traffic, lower interconnection costs and rigorous cost cutting. Operating margin from information technology activities decreased €26.3 million to €9.3 million in 2003 from €35.6 million in 2002 due to the slowdown of the Portuguese economy.

Interest and related income/(expenses), net

Our net interest and related income/(expenses) consist of interest and related income and interest and related expenses. These net expenses increased to €359.0 million in 2003 from €222.8 million in 2002 (and increased as a percentage of our total revenues to 5.1% in 2003 compared to 3.5% in 2002). This variation was mainly influenced by the consolidation changes noted above. Hidrocantábrico contributed a €62.4 million net expense in 2003 compared to a €37.7 million net expense in 2002, reflecting the 40% proportional consolidation of Hidrocantábrico since June 2002. From January until May 2002, we accounted for €5.4 million income from the application of the equity method in respect of Hidrocantábrico. Escelsa and Enersul contributed a €8.8 million income in 2003 compared with a €37.3 million income in 2002, reflecting full consolidation of the Escelsa and Enersul since October 2002. This was offset by a €102.9 million expense from the application of the equity method in respect of Escelsa and Enersul, which we accounted for in the period from January to September 2002.

During 2002, we recognized €56.4 million of positive foreign exchange differences on U.S. dollar assets that we acquired for the sole purpose of covering foreign exchange differences on the U.S. dollar debt of our Brazilian subsidiaries. By the end of 2002, we used these U.S. dollar assets in the purchase of approximately 83% of Escelsa’s U.S. dollar bond issue. These Escelsa bonds were acquired at below par value, resulting in an €89.2 million financial gain. In 2003, we recognized negative foreign exchange differences of €65.0 million in respect of the Escelsa bonds as a result of the Brazilian real’s increase in value against the U.S. dollar.

Net expense from interest on debt increased due to the consolidation changes and to the financial gain registered on Escelsa bonds in 2002, as noted above. This increase was partly offset by lower interest rates associated with our debt in 2003.

Contributions from equity method investees were positively influenced in 2003 as a result of higher contributions from REN and CEM. Investment income decreased 8.2% to a €36.7 million income in 2003 from a €40.0 million income in 2002, due to lower dividends received from BCP.

Amortization of investments (goodwill) increased as a result of the consolidation changes, the acquisition of Naturcorp by Hidrocantábrico and, for the first time in 2003, amortization of a client portfolio acquired by Comunitel.

Other non-operating income/(expenses)

We had other non-operating expenses of €14.4 million in 2003, compared to other non-operating expenses of €138.9 million in 2002 (which reflected ONI Way’s write-off), primarily due to a €56.7 million expense in 2003 related to non-operating provisions net of provision utilizations and a €47.8 million expense associated to costs with human resources rationalization in Portugal. These losses in 2003 were partially offset by non-operating income of €79.8 million related to the reversal of depreciation of fixed assets that were funded by third parties, mostly related to our Portuguese electricity distribution activity, and €19.4 million related to the hydrological correction mechanism explained above (we did not record such income in 2002).

We recorded a net expense of €56.7 million in 2003 related to non-operating provisions net of provision utilizations compared with a net income of €58.1 million recorded in 2002. The net expense recorded in 2003 reflects a €114.7 million provision for financial assets in order to cover for contingencies and possible devaluations in Brazil and Cape Verde and €72.5 million income related to the reduction of provisions for financial assets and other risks and contingencies. For more information on non-operating provisions net of utilizations you should read note 34 to the audited consolidated financial statements.

An income item of €79.8 million was registered in 2003, compared to €71.8 million in 2002, for the portion of depreciation due primarily to new electricity connections made in prior years that were financed largely with customer payments. We record the amount of these payments initially as deferred income and as the assets are depreciated over 30 years, a portion of the amount is taken into income and offset by a corresponding depreciation charge.

As the primary supplier of low-voltage electricity in Portugal, we have in the past been obliged to provide electricity to municipalities for street lighting and other public buildings even in situations where the recipient municipalities were not paying their bills on a timely basis. Although we have not encountered significant collection problems in recent years, prior to 1988 collection problems were encountered with certain municipalities and we still have on our books receivables from municipalities related to electricity and other services provided prior to 1988. These receivables consist of amounts receivable from a small number of municipalities that have not signed a concession agreement with us and with which a payment plan has not been agreed and amounts receivable from municipalities that have signed a concession agreement and have agreed to a deferred payment plan.

Provision for income taxes

Our provision for income taxes is determined on the basis of the estimated taxable income for the period. Income taxes provided for in 2003 were €239.3 million compared with €171.2 million in 2002. The reference income tax rate in Portugal was 30% in 2003 and 2002, compared with 32% in 2001. In addition, a municipal surcharge of up to 10% of the base rate is typically levied by the municipality in which the income is earned. Our effective tax rate is different from the reference income tax in Portugal each year due to permanent differences arising mainly from amortization of the goodwill and concession rights, amortization resulting from revaluation of fixed assets and tariff deviations in the electricity business that are not deductible for income tax purposes. Our effective tax rate was 44.8% in 2003, compared with 59.7% in 2002. The effective tax rate in 2003 reflects impairment charges relating to Brazil that were not tax deductible while the 2002 effective tax rate reflects higher charges relating to the write-off of our investment in ONI Way that were not tax deductible. For more information on provision for income taxes, you should read note 35 of our audited consolidated financial statements.

Provision for deferred income taxes

Deferred income taxes are recognized in our audited consolidated financial statements in accordance with International Accounting Standard 12. Our provision for deferred income tax is determined, using the balance sheet liability method, on the temporary differences between the book values of assets and liabilities and their respective taxable bases. The taxable base of assets and liabilities is determined so as to reflect the consequences of taxation resulting from the way in which we expect, on the balance sheet date, to recover or to pay the recorded amount of our assets and liabilities. In determining deferred tax, the rate used is the one in effect or otherwise applicable on the balance sheet date. Recognized deferred tax assets are reduced to the recoverable amount that can be compensated against future expected profits. In 2003, our provision for deferred income taxes amounted to a €43.7 million benefit, whereas in 2002 the provision for deferred income taxes amounted to a €0.6 million charge. This difference is mainly explained by the fact that in 2002 we booked the deferred tax effect of a charge, in the amount of €29.6 million, related to the capital gain arising from the acquisition of the Escelsa U.S. dollar bonds below par value; and we also experienced a €5.6 million decrease in the deferred income tax charge related to tariff deviations in the electricity business in Portugal. This difference is also explained by the fact that in 2003 we booked the deferred tax effect of a benefit, in the amount of €8.3 million, related to an extraordinary provision for the investments in Brazil and Cape Verde and associated contingencies.

Consolidated net profit

As a result of the factors discussed above, our consolidated net income for 2003 increased 13.7% to €381.1 million from €335.2 million in 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

Our total revenues in 2002 increased by 13% to €6,386.6 million from €5,650.4 million in 2001, due primarily to the beginning of the proportional (40%) consolidation of Hidrocantábrico (since June 2002) and the full consolidation of Escelsa and Enersul (last three months of 2002). These companies were equity consolidated in 2001. Electricity sales represented approximately 92.0% of our total revenues in 2002 compared with 92.1% of total revenues in 2001.

Sales of electricity. Our total electricity sales in 2002 increased by 13.0% to €5,876.2 million from €5,201.3 million in 2001 mainly due to the consolidation effects mentioned above related to Hidrocantábrico, Escelsa and Enersul and to higher sales from our Portuguese electricity activities.

Electricity sales in Portugal from generation and distribution and supply activities, which represented 83.9% of our total consolidated electricity revenues, increased 8.3% to €4,928.8 million in 2002 from €4,550.5 million in 2001.

Electricity sales revenues from our distribution and supply activities in Portugal increased 6.7% from €3,282.5 million in 2001 to €3,503.4 million in 2002, primarily due to a 2.5% increase in the Portuguese electricity system demand to 36,931 GWh in 2002 from 36,025 GWh in 2001. The 2.5% increase in the Portuguese system demand was mainly due to a normal 3.1% increase in low-voltage consumption. Electricity distribution in the PES increased 1.3% to 35,973 GWh in 2002 from 35,505 GWh in 2001, whereas in the Non-Binding Sector, electricity distribution almost doubled to 958 GWh in 2002 from 520 GWh in 2001 due to the fact that some medium-voltage consumers opted to become Qualifying Consumers.

In 2002, the aggregate tariff adjustment was €70.5 million. This figure includes an adjustment of €50 million relating to the application of the new tariff regulation in 2002 and an adjustment of €20.5 million relating to the 2000 tariff adjustment reposition. In 2001, the aggregate tariff adjustment was €42.2 million. This figure includes an adjustment of €35.5 million relating to the sharing of EDPD’s 1999 profit that is reflected in 2001 tariffs, and an adjustment of €6.7 million relating to a partial recovery of EDPD’s 2001 profit as actual revenues were below those estimated in the fixing of 2001 tariffs.

Electricity sales from our generation activity in Portugal increased 12.4% from €1,267.9 million in 2001 to €1,425.4 million in 2002. Approximately 93% of EDP Produção’s generation revenues in 2002 were based on long-term PPAs between each of its binding system power plants and REN as the single buyer for the PES. The PPAs include an energy charge component that remunerates EDP Produção’s plants operating in the PES for fuel consumption incurred in the production of electricity. Given that 2002 was a dry year when compared with 2001, EDP Produção’s thermal power plants were more utilized, resulting in higher fuel consumption and thus higher revenues from the variable component of the PPAs.

The incorporation of seven months of electricity sales from Hidrocantábrico (40%) in 2002 amounted to €295.1 million. Electricity sales in Brazil increased to €668.6 million in 2002 from €690.5 million in 2001, reflecting the beginning of the consolidation of Escelsa and Enersul in 2002 (last three months of 2002), that mitigated the effect on Bandeirante’s accounts of the real devaluation against the euro.

Other sales. Our other sales activities, including sales of steam, ash, information technology products, telecommunications equipment, fixed property and sundry materials, generated revenues of €112.0 million in 2002 compared with €98.0 million in 2001. Apart from the impact of the initial consolidation of Hidrocantábrico, which accounted for an extra €20.0 million in 2002, the biggest contributor to this line item was our telecommunications activities, which other sales increased 51.3% from €30.9 million in 2001 to €46.7 million in 2002, as ONI supplied equipment under a major contract. Other sales also include other sales from our generation activity in Portugal that increased 50.9% to €18.7 million in 2002 from €12.4 million in 2001 mainly due to Energin, a cogenerator that sells electricity and steam and that began industrial service in late 2001.

Services rendered. Our revenues from services increased 13.5% to €398.4 million in 2002 from €351.1 million in 2001. The primary reason for this increase was the increased contribution of our telecommunication subsidiaries’ due to a significant growth of both voice and data services that benefited from the gradual liberalization of short-distance calls (local traffic) in Portugal and from a significant growth in ISP traffic, respectively. The increase in revenues from services provided relating to our information technology activities was due to the continued participation of EDINFOR Group companies in the development and installation of SAP-related projects. Revenues from services provided by the electricity activity in Portugal increased 48.7% in 2002 to €51.3 million from €34.5 million in 2001, mainly due to an increase at EDP Energia resulting from the ongoing liberalization process in Portugal. Services provided in Spain by Hidrocantábrico contributed €6.2 million in 2002, following its initial seven-month 40% proportional consolidation of the company.

Operating costs and expenses

Our total operating costs and expenses amounted to €5,737.9 million in 2002, up 15.3% from €4,976.8 million in 2001. This increase was due to the consolidation of Hidrocantábrico, Escelsa and Enersul for the first time in 2002 and to higher electricity purchases from our Portuguese electricity distribution and supply activities.

Hidrocantábrico contributed €283.3 million in 2002 (seven months at 40% proportional consolidation), while Escelsa and Enersul contributed €85.6 million in 2002 (three months full consolidation).

In addition to consolidation effects relating to Hidrocantábrico, Escelsa and Enersul, the increase in total operating costs and expenses resulted from higher fuel costs at EDP Produção, following a dry year in which hydro generation was reduced in favor of thermal power, higher electricity purchases at EDPD, due to an increase in electricity demand, and higher costs at ONI due to an increase of the company’s activity in 2002. These effects more than offset Bandeirante’s lower operating costs that resulted from the Brazilian real depreciation against the euro.

As a percentage of revenues, total operating costs and expenses increased to 89.8% in 2002 from 88.1% in 2001 due primarily to the increased costs of purchased electricity and fuel.

Raw Materials and Consumables. Our raw materials and consumables costs increased by 19.8% to €3,687.1 million in 2002 from €3,078.9 million in 2001, due primarily to increased costs of purchased electricity. Raw materials and consumables in 2002 include contributions of €195.6 million from Hidrocantábrico and €58.6 million from Escelsa and Enersul, in addition to higher fuel costs, resulting from increased utilization of thermal generation, and to higher electricity purchases.

Our costs of purchased electricity increased 19.1% to €3,005.5 million in 2002 from €2,524.3 million in 2001 due to the initial consolidation of Hidrocantábrico, Escelsa and Enersul and to higher costs of electricity purchases from our distribution and supply activities, following an increase of the average tariff charged on power purchased from REN.

Costs of purchased electricity from our generation and distribution and supply activities in Portugal represent 81% of our total electricity purchases in 2002.

Costs of purchased electricity from our generation activity in Portugal increased €33.6 million to €37.3 million in 2002 due to an increase in electricity purchases by small hydro power plants operating in the Non-Binding Sector as 2002 was a dry year and these producers are permitted to purchase electricity, up to their installed capacity, in order to satisfy electricity procurements in the Non-Binding Sector.

Costs of purchased electricity from our distribution and supply activities increased 15.8% to €2,386.4 million in 2002 from €2,060.3 million in 2001 due both to a 13.6% increase in the average tariff charged on electricity purchased from REN, resulting from an increase in fuel prices, and a 2.5% increase in electricity consumption. For more information on these purchases of electricity, you should read “Information on the Company—Portugal—Electricity System Overview—The Independent Electricity System” and “Information on the Company—Portugal—Competition.”

In Spain, cost of purchased electricity at Hidrocantábrico, which was fully consolidated for the first time in 2002, amounted to €154.1 million.

Electricity purchases in Brazil decreased 2.2% to €486.5 million in 2002 from €497.4 million in 2001. Escelsa and Enersul, which were fully consolidated for the first time in 2002, contributed €57.5 million to electricity purchases in Brazil in 2002. The decrease in electricity purchases in Brazil in 2002 partly resulted from the depreciation of the Brazilian real against the euro.

Our fuel costs increased by 23.4% to €465.5 million in 2002 from €377.2 million in 2001, reflecting, on the one hand, the general rise in fuel prices, the effects of which were felt to a lesser extent in 2001, and, on the other hand, higher fuel utilization associated with a greater use of thermal generation due to a dry year. Consequently, there was an increase in fuel oil (which is more expensive than coal) in the fuel consumption mix. In 2002, the hydro account decreased by €63.4 million to €324.1 million, which decrease includes €76.1 million charged by REN. In 2001 the hydro account increased by €22 million to €387.5 million. This difference was primarily a result of 2002 having been a dry year (hydro coefficient of 0.76), while 2001 was a wet year with a (hydro coefficient of 1.19). To learn more about the effect of hydrological conditions on our business, you should read “Information on the Company—Portugal—Generation.”

The level of reference of the hydro account was €387.5 million for 2002, 2001 and 2000. In 2002, the hydro account did not exceed the reference level, hence we did not record the excess in non-operating income in 2002. In 2001, the hydro account exceeded the reference level, causing a surplus of €47.5 million that was recorded by us as non-operating income in 2001.

In 2002, Hidrocantábrico’s fuel costs totaled €39.3 million, following the initial 40% proportional consolidation of the company.

The major components of our costs for other materials are costs of cables, meters, transformers and other goods for resale, included under the item “Raw materials and consumables—Other materials.” These costs increased 21.8% to €216.0 million in 2002 from €177.4 million in 2001. A majority of these costs are credited to “Own work capitalized” and the remainder is applied to maintenance of the transmission and distribution networks. See “Own work capitalized.”

Costs for other materials from generation, distribution and supply activities in Portugal represent 39.1% of our costs for other materials. Costs for other materials from our generation activity in Portugal increased 12.0% in 2002 to €4.4 million from €3.9 million in 2001. Costs for other materials from distribution and supply activities decreased 25.5% in 2002 to €80.1 million from €107.5 million in 2001 because costs with materials were abnormally low due to stocks write-offs.

Costs of other materials in Spain from Hidrocantábrico were €2.2 million in 2002, reflecting the effect of new consolidations in 2002.

In Brazil, considering only Bandeirante, costs of other materials remained stable at €2.9 million in 2002. Escelsa and Enersul contributed €1.1 million in 2002.

Costs of raw materials and consumables in our telecommunications activities represented 24.7% of our costs of other materials in 2002. These costs increased €32.7 million to €53.4 million in 2002 primarily due to increased costs at ONI Way.

Costs of raw materials and consumables in our information technology activities decreased 7.4% to €31.6 million in 2002 from €34.2 million in 2001, reflecting a 9.3% decrease in sales as EDINFOR focused its activity on services rather than equipment.

Personnel costs. Personnel costs, which consist mainly of wages and salaries and social security and pension fund contributions, increased 5.5% to €624.8 million in 2002 from €592.0 million in 2001. This increase was primarily due to the inclusion of seven months of Hidrocantábrico’s personnel costs amounting to €18.3 million and, to a lesser extent, the consolidation of three months of Escelsa and Enersul personnel costs, amounting to €7.8 million.

Personnel costs in the Portuguese electricity business increased 3.7% to €500.1 million in 2002 from €482.1 million following the 3.4% average salary increase. As a percentage of total personnel costs, electricity business in Portugal decreased to 80.0% in 2002 from 81.4% in 2001. Personnel costs in generation increased 5.4% to €119.6 million in 2002 from €113.5 million in 2001. Personnel costs in distribution and supply activities increased 3.2% to €380.6 million in 2002 from €368.6 million in 2001.

In Brazil, considering only Bandeirante, personnel costs decreased 27.6% to €31.8 million in 2002 from €43.9 million primarily due to the depreciation of the real against the euro in 2002.

Personnel costs in our telecommunications activities in 2002 increased 18.0% to €89.7 million from €76.0 million, mainly due to costs incurred with the UMTS project, which was discontinued by the end of 2002.

Personnel costs in our information technology activities increased 15.4% to €75.5 million in 2002 from €65.4 million following the increased demand for information technology services provided by EDINFOR.

Depreciation and amortization. Depreciation and amortization increased to €739.5 million in 2002 from €664.7 million in 2001. The consolidation of Hidrocantábrico in 2002 contributed €26.9 million while Escelsa and Enersul contributed €7.9 million.

Depreciation and amortization in the Portuguese electricity business increased 1.6% to €561.9 million in 2002 from €553.0 million (as a percentage of our total depreciation and amortization charges, it decreased to

76.0% in 2002 compared to 83.2% in 2001). In generation, there was an increase in depreciation and amortization of 1.4% to €228.2 million in 2002 from €225.2 million in 2001. In distribution and supply activities, the depreciation and amortization charges increased 1.8% to €333.6 million in 2002 from €327.8 million in 2001.

In Brazil, considering only Bandeirante, the depreciation and amortization charges decreased to €26.3 million in 2002 from €35.8 million in 2001 primarily due to the depreciation of the real against the euro in 2002.

Depreciation and amortization charges in telecommunication activities increased 36.8% in 2002 to €66.9 million from €48.9 million in 2001 following the increase in 2002 of the investment level associated with the fixed line business.

Depreciation and amortization charges in information technology activities increased €1.1 million to €18.9 million in 2002 from €17.8 million in 2001.

Supplies and services. The cost of supplies and services increased by 3.7% to €675.1 million in 2002 from €651.2 million in 2001, due primarily to the inclusion of seven months of Hidrocantábrico and three months of Escelsa and Enersul. Hidrocantábrico contributed €41.1 million while Escelsa and Enersul contributed €8.4 million.

External supplies and services in the Portuguese electricity business decreased 1.2% to €282.1 million in 2002 from €285.5 million in 2001 (and as a percentage of the consolidated supplies and services decreased to 41.8% in 2002 from 43.8% in 2001). Supplies and services in generation increased 4.8% to €73.0 million in 2002 from €69.6 million in 2001 mainly due to a non-recurring cost with SAP information system charged by EDINFOR and the invoice by our shared services company, EDP Valor, of services that were previously performed in EDP Produção.

Supplies and services in distribution and supply activities decreased 3.1% to €209.2 million in 2002 from €215.9 million in 2001 due to the positive results of the cost cutting program implemented at the beginning of 2002.

In Brazil, considering only Bandeirante, supplies and services decreased 23.9% to €27.7 million from €36.4 million primarily due to the depreciation of the real against the euro in 2002.

Costs of supplies and services in our telecommunication activities increased 34.1% to €293.7 million in 2002 from €219.1 million in 2001 due to an increase in ONI’s activity. Despite this increase, supplies and services increased at much slower pace than revenues following the cost-cutting program implemented in late 2001.

Costs of supplies and services in our information technology activities increased 14.4% to €75.1 million in 2002 from €65.7 million in 2001 following the increased demand for information technology services provided by EDINFOR.

Own work capitalized. Own work capitalized consists of amounts that correspond to costs related to our costs of personnel and materials and other external supplies and services incurred for projects under construction that are capitalized and will be amortized in future periods. These amounts generally consist of consumption of materials, direct internal costs, general administrative overheads and financial charges. Own work capitalized increased to €241.8 million in 2002 from €232.5 million in 2001.

Own work capitalized at the Portuguese electricity business represented 77.7% in 2002 of our total own work capitalized compared to 76.4% in 2001. In 2002, it increased 5.8% to €188.0 million from €177.7 million in 2001. Own work capitalized in generation increased to €26.2 million in 2002 from €23.9 million in 2001 following the investments in TER CCGT and Venda Nova II hydro power plant. Own work capitalized in distribution and supply activities increased 5.2% to €161.8 million in 2003 from €153.8 million primarily related to higher investments in the distribution grid.

The consolidation of the last seven months of Hidrocantábrico in 2002 contributed €2.7 million to our own work capitalized.

A table setting forth the components of own work capitalized for the past three years is provided in note 30 to the audited consolidated financial statements.

Concession and power-generation rents. Concession and power-generation rental costs increased in 2002 to €158.2 million from €149.1 million in 2001. The 6.1% increase in concession and power-generation rental costs between 2001 and 2002 is primarily due to the increase in the average concession fee paid to the Portuguese municipalities, from 6.75% to 7.00% on average on previous year’s sales, and the 5.4% increase in low-voltage, special low-voltage and public lighting sales.

Provisions. Provisions decreased to €100.6 million in 2002 from €116.0 million in 2001, primarily due to a decrease in provisions for pension liabilities, which was partly offset by an increase in provisions for healthcare liabilities. This line item is discussed in note 31 to the audited consolidated financial statements.

Until the end of 2002, increases in provisions for doubtful accounts were reflected in our consolidated statements of income in the line item “Provisions” and were included in the determination of operating income while decreases were included in the line item “Other non-operating expenses (income), net” below the operating income. Provisions for doubtful accounts accounted for €24.4 million in 2002 and €20.5 million in 2001. These line items are discussed below and in notes 8, 31, and 34 to the audited consolidated financial statements.

Other operating expenses/(income). This item primarily includes taxes other than income taxes and other operating income (net), which decreased to a €5.7 million income in 2002 from a €42.5 million income in 2001. This decrease was due to a reduction in supplementary gains, which consists of reimbursements received for out-of-pocket expenses incurred and is charged to third parties related to information technology and telecommunications services. For more information on these expenses, you should read note 32 to the audited consolidated financial statements.

Operating margin

As a result of the factors discussed above, our operating margin decreased by 3.7% to €648.7 million in 2002 from €673.5 million in 2001. In our core electricity business in Portugal our operating margin decreased 8.6% to €650.3 million in 2002 from €711.6 million in 2001, primarily due to the regulator’s tariff cuts on the use of the distribution grid and commercialization tariffs following the last regulatory review, which was effective as of January 2002. In 2002 Hidrocantábrico contributed €38.1 million to our operating margin. In Brazil, Bandeirante’s operating margin decreased 28.6% to €46.1 million in 2002 from €64.6 million in 2001 mainly due to the depreciation of the real against the euro, while Escelsa and Enersul contributed €15.2 million in 2002 to our operating margin. In our telecommunication activities, operating margin decreased 14.0% to a loss of €154.8 million in 2002 from a loss of €135.9 million in 2001 due to costs incurred with the UMTS project. Operating margin in our information technology activities increased 14.2% to €35.6 million in 2002 from €31.1 million in 2001 following the increased demand for information technology services.

Interest and related income/(expenses), net

Our net interest expenses increased to €222.8 million in 2002 from €205.3 million in 2001 (but decreased as a percentage of our total revenues to 3.5% in 2002 compared to 3.6% in 2001). This increase was primarily due to a net expense related to interest of €283.1 million in 2002 compared to €214.7 million in 2001, due primarily to an increase in our average debt level that was partially offset by the lower interest rates.

Other non-operating income/(expenses)

We had other non-operating expenses of €138.9 million in 2002 compared with other non-operating income of €126.0 million in 2001 primarily due to a €222.8 million net loss in 2002 related to net provisions movements. In 2001, we recorded non-operating income of €47.5 million related to the hydrological correction mechanism.

We recorded an income item of €71.8 million in 2002 compared to €63.9 million in 2001 for the portion of depreciation due primarily to new electricity connections made in prior years that were financed largely with customer payments. We record the amount of these payments initially as deferred income and as the assets are depreciated over 30 years, a portion of the amount is taken into income and offset by a corresponding depreciation charge.

We recorded a net loss of €222.8 million in 2002 related to net provisions movements compared to a net loss of €41.1 million recorded in 2001. The net loss recorded in 2002 reflects the write off of ONI Way, following the discontinuation of the UMTS project that ONI Way was developing. For more information on net movement of provisions you should read note 31 to the audited consolidated financial statements.

Provision for income taxes

Our provision for income taxes is determined on the basis of the estimated taxable income for the period. Income taxes provided for in 2002 were €171.2 million compared with €244.0 million in 2001. The reference income tax rate in Portugal was 30% in 2002, compared with 32% in 2001 and 2000. In addition, a municipal surcharge of up to 10% of the base rate is typically levied by the municipality in which income is earned. Our effective tax rate is different from the reference income tax in Portugal each year due to permanent differences arising mainly from amortization of the goodwill and concession rights, amortization resulting from revaluation of fixed assets and tariff deviations in the electricity business that are not deductible for income tax purposes. Our effective tax rate was 59.7% in 2002 compared with 41.1% in 2001, primarily due to the fact that the negative impact of the ONI Way write-off following the discontinuation of its UMTS operations in 2002 was not tax deductible. For more information on the provision for income taxes, you should read note 35 of our audited consolidated financial statements.

Provision for deferred income taxes

Deferred income taxes are recognized in our consolidated financial statements in accordance with International Accounting Standard 12. Our provision for deferred income tax is determined, using the balance sheet liability method, on the temporary differences between the book values of assets and liabilities and their respective taxable bases. The taxable base of assets and liabilities is determined so as to reflect the consequences of taxation resulting from the way in which we expect, on the balance sheet date, to recover or to pay the recorded amount of our assets and liabilities. In determining deferred tax, the rate used is the one in effect or otherwise applicable on the balance sheet date. Recognized deferred tax assets are reduced to the recoverable amount that can be compensated against future expected profits. In 2002, our provision for deferred income taxes amounted to a €0.6 million charge, whereas in 2001 the provision for deferred income taxes amounted to a €41.1 million benefit. This difference is mainly due to the additional charge, in 2002, of €13.3 million related to the tariff deviation of the electricity business and to the deferred tax effect of a charge, in the amount of €29.6 million, related to the capital gain arising from the acquisition of the Escelsa U.S. dollar bonds below par value. The remaining differences are mostly explained by tax losses brought forward regarding ONI and Brazil.

Consolidated net profit

As a result of the factors discussed above, our consolidated net profit for 2002 decreased 25.6% to €335.2 million from €450.8 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

We manage and control our funding and treasury activities centrally at the EDP, S.A. level, except with respect to ONI and our businesses in Spain and Brazil. At EDP, S.A., the account balances of our subsidiaries are netted in EDP, S.A.’s accounts and centralized payments are made for the entire EDP Group. In Portugal, there are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to EDP, S.A. Our subsidiaries in Portugal do not enter into their own financing arrangements except for our cogeneration subsidiary, EDP Cogeração, which finances some of its own projects, ONI and EDINFOR.

Our primary source of liquidity is cash generated from operations. Net cash provided from operating activities was €1,773.6 million in 2003, compared with €897.7 million in 2002 and €1,221.2 million in 2001. Net cash provided from operating activities was €852.0 million in the six months ended June 30, 2004, compared with €791.4 million in the six months ended June 30, 2003.

Total cash and equivalents, net of bank overdrafts, at December 31, 2003 were an overdraft position of €308.4 million compared with an overdraft position of €407.3 million at December 31, 2002 and an overdraft position of €468.5 million at December 31, 2001. Cash and cash equivalents are held in euros.

Net cash used in investing activities was €529.1 million in 2003, compared with €1,141.4 million in 2002 and €1,243.0 million in 2001, representing a 53.6% decrease in 2003 and an 8.2% decrease in 2002. The decrease in 2003 compared with 2002 reflects our sale in 2003 of our investment in Iberdrola and Hidrocantábrico’s acquisition of Naturcorp and, in 2002, our acquisition of Hidrocantábrico. The decrease in 2002 compared with 2001 reflects the fact that although investment in the acquisition of subsidiaries (mainly Hidrocantábrico) was higher than in the previous year, this was offset to a greater extent by the proceeds from divestments and income from investments and dividends. Net cash used in investing activities was €504.3 million in the six months ended June 30, 2004 compared with net cash used in investing activities of €270.2 million in the six months ended June 30, 2003, due primarily to increased investments in EDP generation activities, namely in the TER CCGT and Venda Nova II (hydro) facilities in Portugal and in the Peixe Angical (hydro) facility in Brazil. See “Information on the Company—Overview—Capital Expenditures and Investments” for further information on our capital expenditures and investments.

Net cash used in financing activities was €1,118.6 million in 2003 compared with net cash from financing activities of €297.2 million in 2002 and net cash used in financing activities of €96.1 million in 2001. The increase in net cash used in financing activities in 2003 was mainly due to debt reduction, partially resulting from the liquidity achieved by the sale of our investment in Iberdrola. The increase in net cash from financing activities in 2002 was due to the issuance of new medium- and long-term debt during 2002. Net cash used in financing activities was €485.7 million in the six months ended June 30, 2004 compared with net cash used in financing activities of €511.9 million in the six months ended June 30, 2003, due primarily to continued debt reduction in the first half of 2004, particularly at EDP, S.A. and Hidrocantábrico.

As of December 31, 2003, EDP, S.A. had available committed credit facilities of €1,446 million and a fully underwritten €350 million commercial paper program. As of June 30, 2004, available committed facilities and underwritten commercial paper totaled €2,257.4 million. Of these short-term credit facilities, €600 million corresponded to a syndicated revolving credit facility expiring in August 2004 and €700 million to a three-year credit line facility negotiated in March 2003, both to be used primarily as a back-up facility for our euro commercial paper program of €1,000 million, signed in April 2001, as well as general corporate purposes. In July 2004, both facilities were replaced by a €1,300 million five-year revolving credit facility, to be used for the same purposes. This credit line permits drawings of one, two, three and six months at agreed margins over the euro interbank offered rate, or Euribor, based on a rating grid. We believe that the combination of this negotiated credit line and commercial paper program provides an adequate source of liquidity for our operations. Our credit facility agreements do not impose financial ratio requirements and events of default clauses are not based on credit rating, so that their availability is not impacted by downgrades or declines in financial ratios or other measures of financial performance.

Our consolidated indebtedness, including bonds, long-term bank loans, commercial paper and bank overdrafts, was €7,492.7 million at December 31, 2003 compared with €7,994.1 million at December 31, 2002 and €5,799.1 million at December 31, 2001. As part of the strategy of extending the average life of our debt portfolio, in March 2003, we issued €150 million of bonds with a 10-year term, which was placed with a single domestic investor. As of December 31, 2003, debt at EDP, S.A. and EDP Finance B.V. amounted to €5,356.2 million, corresponding to 71.5% of our total debt. As at June 30, 2004, consolidated indebtedness had been reduced to €7,459.9 million, while debt at EDP, S.A. and EDP Finance BV totaled €5,319.8 million, corresponding to 71.3% of our total debt. Our debt management guidelines continue to be focused on controlling financial costs and reducing our exposure to foreign exchange risk.

In 2000, the reduction of the Portuguese government’s ownership to less than a majority interest in our shares and the reduction of our ownership interest to less than a majority interest in REN’s shares triggered provisions in some of our debt agreements that provide specified remedies for creditors including provisions in two of our domestic bond issues that permitted bondholders to seek our redemption of the bonds. Under one of these domestic bond issues, a provision was triggered giving bondholders the right to call a meeting of bondholders for the purpose of proposing modifications to the terms of the bond. A meeting was called and, because we did not accept the modifications proposed, bondholders had the right to, within 30 days, require redemption of their bonds. As a result, we were required to redeem €125 million of this €150 million issue at par on July 18, 2001. With respect to the other domestic bond issue, a provision was triggered giving bondholders the right to redeem their bonds at any time, and as of July 30, 2004 only €13.4 million of this €250 million issue was outstanding, with the remainder having been redeemed at par. We have effectively refinanced the portion of our debt represented by these domestic bonds through a bond issue in March 2001 under our MTN program. In 2000, our MTN program was amended to prevent the REN transaction from triggering any remedies for bondholders of the €1,000 million issue maturing in 2009. As a result of this amendment, the annual interest rate of this issue increased from 6.00% to 6.40%. We obtained or reached agreement on amendments to or waivers of applicable provisions in all of our other debt agreements.

At December 31, 2003, the weighted average interest rate of our indebtedness at EDP, S.A. and EDP Finance B.V. was 3.58%, compared with 3.67% at December 31, 2002. At December 31, 2003, total debt held by EDP, S.A. and EDP Finance B.V. was denominated in euros (or hedged using cross currency swaps), and we therefore do not have currency exchange rate risk relating to this debt. At December 31, 2003, approximately 68% of our total long-term indebtedness at EDP, S.A. and EDP Finance B.V. carried a floating rate, but was hedged against interest rate risk through collar structures. At December 31, 2002, approximately 72.7% of our total long term indebtedness carried a floating rate, the weighted average interest rate of which was 3.47%. At June 30, 2004, the weighted average interest rate of EDP, S.A. and of EDP Finance BV was 3.57%, compared with 3.58% at December 31, 2003 and with 3.67% at December 31, 2002. Total debt held by EDP, S.A. and EDP Finance BV was denominated in euros or hedged through cross-currency swaps. Accordingly, we do not have any cross-currency exchange risk related to its debt. At June 30, 2004, approximately 70% of our total long-term indebtedness was floating rate, but it is also hedged against interest rate risk through collar structures. For more information on our hedging practices, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” in our 2003 20-F.

Based on Hidrocantábrico’s net debt as of September 30, 2004, following our acquisition of an additional 56.2% interest in Hidrocantábrico, we expect our consolidated net debt to increase by approximately €1.0 billion as a result of the consolidation of this additional stake in our financial statements.

S-122

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The following table provides details regarding our contractual and commercial obligations subsequent to December 31, 2003:

Payments Due and Amount of Commitment by Expiration Period

(millions of EUR)

	Total	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	Thereafter
Long-term debt	5,913.6	—	606.1	924.6	903.5	721.9	2,757.5
Short-term debt	1,579.1	1,579.1	—	—	—	—	—
Total contractual cash obligations	7,492.7	1,579.1	606.1	924.6	903.5	721.9	2,757.5

Guarantees	584.2	293.9	14.4	0	53.9	0	222.0

TOTAL	8,076.9	1,873.0	620.5	924.6	957.4	721.9	2,979.5

We believe that cash generated from operations and existing credit facilities is sufficient to meet present working capital needs. We currently expect that our planned capital expenditures and investments will be financed from internally generated funds, existing credit facilities and customer contributions, which may be complemented with medium- or long-term debt financing and equity financing as additional capital expenditure requirements develop. For more information on our planned capital expenditures you should read “Information on the Company—Overview—Group Capital Expenditures and Investments.”

PENSIONS AND BENEFITS

We maintain a defined benefit pension plan for all our active and retired employees included in the Collective Labor Agreement, or the ACT, for Portuguese group companies created in 1994 with the restructuring of EDP. Pension benefits are based on the employees’ years of service and the compensation level at the end of their employment period, less Portuguese social security benefits. The normal retirement age is 65. However, employees at least 60 years of age with 36 years of service, or employees of any age with 40 years of service, may elect early retirement. Employees electing early retirement are entitled to full pension benefits that are calculated on the same basis as that for employees retiring at the normal retirement age. Our policy has been to make contributions to the plan based on the availability of funds while making the minimum annual contributions required by applicable regulations. Some companies not a part of the A.C.T, such as the Brazilian and Spanish companies, also have complementary social benefits to their own social security systems, either as a defined benefit plan (Bandeirante, for example) or a defined contribution plan (Escelsa and Hidrocantábrico, for example).

We also provide comprehensive medical coverage, in addition to that provided by the Portuguese national health system, for retired employees, including those who have taken early retirement, and their dependents. Additionally, we provide a death benefit to retirees’ survivors. We administer the program internally and assume the full cost of funding the program net of employee contributions, amounting to approximately 10% of the total medical expenses covered.

At December 31, 2003, our accrued pension and medical benefit liabilities were €562.3 million compared with €608.2 million at December 31, 2002 and €683.9 million at December 31, 2001. The provisions for medical benefits and pensions in 2003 were €412.6 million and €149.6 million, respectively, amounting to €562.3 million in total, compared with €396.7 million and €211.5 million, respectively, in 2002, amounting to €608.2 million in total, and €377.9 million and €305.9 million, respectively, in 2001, amount to €683.9 million in total. We expect to fund pension fund liabilities from our internal resources.

INFLATION

Inflation in Portugal, as measured by changes in the Portuguese CPI, averaged 3.3%, 3.6% and 4.4% in 2003, 2002 and 2001, respectively. During the period from 1993 through 2003, changes in the Portuguese CPI averaged 3.7% per annum, ranging from a high of 6.7% in 1993 to a low of 2.2% in 1997.

To reflect the impact of inflation, Portuguese GAAP and regulations permit companies to revalue their fixed assets. Accordingly, we revalued our assets in 1992 based on an assessment of the remaining useful life and modern equivalent asset value of the assets at December 31, 1992. In accordance with Portuguese GAAP, depreciation of fixed assets is computed on the revalued amounts, with depreciation in respect of the original acquisition cost and 60% of the revaluation increment being deductible for corporate income tax purposes. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost.

PORTUGUESE GAAP COMPARED WITH U.S. GAAP

Our financial statements have been prepared in accordance with Portuguese GAAP, which varies in certain significant respects from U.S. GAAP. The principal differences between Portuguese GAAP and U.S. GAAP as they relate to us concern:

•	the revaluation of fixed assets, as discussed above under “Inflation”;

•	the capitalization of overheads and foreign exchange differences in connection with the construction of fixed assets;

•	the capitalization of research and development costs, advertising costs, maintenance and repair, and reorganization costs;

•	the hydrological correction account;

•	the deferral of certain costs, profit distributions to management and employees and employee termination benefits;

•	the accounting for employee retirement benefits;

•	the reversal of allowances for certain doubtful accounts;

•	the capital treatment of contracts for the purchase of capacity and electricity;

•	the accounting for investments, including REN;

•	the accounting for the sale proceeds from the disposal of REN;

•	the accounting for joint venture returns, namely Hidrocantábrico;

•	the accounting for derivative instruments;

•	the depreciation of goodwill;

•	the tariff adjustments and other regulatory assets;

•	guarantees; and

•	income taxes.

We include in the cost of assets constructed for our own use a portion of our general and administrative overhead. Assets constructed prior to 1995 also include the net foreign exchange differences, both gains and losses, which resulted from loans denominated in non-escudo currencies contracted to fund the capital expenditures. Under U.S. GAAP, these amounts are included in income in the period incurred.

We capitalize and amortize research and development costs, advertising costs, major maintenance and repair costs, and reorganization costs. Under U.S. GAAP, these amounts are included as expenses in the period incurred.

As required by government regulation, we record a provision in the hydrological correction account to smooth the effect on our earnings that results from changes in hydrological conditions. Under U.S. GAAP, the effect of future changes in hydrological conditions would be viewed as a general business risk and accrual would not be permitted.

As part of our profit sharing plan, we customarily distribute a portion of net profit to management and employees. Under Portuguese GAAP, this distribution is reflected in the period in which formal shareholder approval is obtained and is recorded as a reduction of retained earnings or other reserves. U.S. GAAP requires that these distributions be recorded as compensation expense in the period they are earned.

We and some of our subsidiaries have pension obligations, in connection with both defined benefit and defined contribution plans, and also have medical benefits for retired employees. Costs for defined contribution plans are expensed when incurred. Accumulated obligations and annual expenses for medical benefits and defined benefit pension plans are determined on actuarial basis. We adopted this policy by implementing IAS 19 in 1999. For the U.S. GAAP reconciliation, we use SFAS 87 and SFAS 106 as from 1995. Thus, differences in accounting for these obligations generally originate from the date of determination of the transition obligation (1989 for U.S. GAAP purposes and 1996 for Portuguese GAAP purposes) and the assumptions relating the adherence rate to the early retirement plan for the period 1999-2003, as well as for the recognition of the additional pension minimum liability.

We reached agreements with several municipalities on the terms for the future settlement of various old accounts receivable, which under Portuguese GAAP and U.S. GAAP were fully provided in the past. We reversed a portion of the allowance for doubtful accounts related to these old accounts receivable in 1999 and 2000, but not after those periods. Under U.S. GAAP, the benefit from the recovery of these accounts receivable may only be recorded when the amounts are actually received.

We constructed and sold the Pego and Tapada de Outeiro power plants in 1993 and 1998, respectively. Before 1999, at the time of the sales, REN signed PPAs with the producers in the Binding Sector by which the capacity and electricity of the plants were fully contracted to the Binding Sector represented by REN. Under the PPAs, REN is required to make specified minimum payments whether or not it is able to take delivery of the electricity. As permitted under Portuguese GAAP, REN recorded the sales of the power plants and it also recorded the minimum contracted payments as an expense of the respective periods. U.S. GAAP would require the sales to be treated as sale lease-back transactions and the power purchase agreements to be recorded as capital leases. Prior to the sale of REN to the Portuguese government, the contracts with Tejo Energia and Turbogás were recorded in this manner. Currently, the most relevant PPAs are those that REN has entered into with CPPE power plants.

Under Portuguese GAAP, we carry investments in publicly traded equity securities, other than those of subsidiaries and those that are accounted for under the equity method, at market. Changes in the carrying value other than those resulting from permanent impairment are reflected in equity. Under U.S. GAAP, these securities would be stated at fair value and the changes therein, net of income taxes, would be recorded in a separate component of shareholders’ equity and included in the determination of comprehensive income. Our investment in REN and equity in earnings of REN are affected by certain accounting differences between U.S. GAAP and Portuguese GAAP. The differences affecting our investment in REN and equity in earning of REN include: revaluation of fixed assets, overheads capitalized, deferred costs, employee termination benefits, distribution to management and employees, power purchase agreements and deferred income taxes.

Under Portuguese GAAP, since the sale proceeds from the disposal of our 70% interest in REN were equal to the net book value of the interest sold, no gain or loss was recorded on the transaction. Under U.S. GAAP, the net book value of the interest sold would be reduced as a result of the accounting differences between Portuguese GAAP and U.S. GAAP; therefore, the proceeds received from the disposal of REN would exceed the net book value of the interest disposed, resulting in a gain on disposal and the remaining investment in REN would be reduced accordingly. The gain on the disposal, in the amount of €342,045,810, and the related deferred tax in the amount of €120,400,126, would be charged directly to shareholders’ equity (with a net effect of €221,645,684).

Our 39.5% holdings in the voting rights of Hidrocantábrico plus the existing shareholders’ agreement allowed the investment to be consolidated as a joint venture on a proportionate basis under Portuguese GAAP. Under U.S. GAAP this investment would be accounted for under the equity method. Hidrocantábrico’s shareholders’ equity and net income have been adjusted to U.S. GAAP before applying the equity method to our accounts.

Until 2002, derivative financial instruments were not recognized in the financial statements under Portuguese GAAP. Under U.S. GAAP, derivative financial instruments would be recognized in the balance sheet at market value. For instruments that do not qualify for hedge accounting under FAS 133, as implemented on January 1, 2001, the movements in the market value are included in our net profit. Upon adoption of FAS 133 on January 1, 2001, no transition adjustment was recorded as all derivatives existing at that date were previously recorded at fair market value in the balance sheet for U.S. GAAP. The derivative financial instruments held by us at December 31, 2000, 2001 and 2002 were not designated hedges and thus movements in their fair value would be recognized in net income. As of the date of our adoption of IAS 39 in 2003, in our Portuguese GAAP consolidated financial statements derivative financial instruments are recognized in our consolidated balance sheet at market value, and those that do not quality for hedge accounting are included in our net profit. IAS 39-compliant hedge relationships were designated and documented from January 1, 2004.

From January 1, 2002, U.S. GAAP requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Concession rights continue to be amortized, as these are intangible assets with finite lives. Goodwill amortization charged to the consolidated profit and loss account was adjusted for U.S. GAAP purposes in the amount of €11.9 million in 2002 and €54.4 million in 2003.

Prior to 1999, the sales price of electricity in Portugal was based upon a negotiated price between the government and us. Tariffs were generally based on operating costs incurred during a year associated with average hydrological conditions. However, there were no specific guidelines in place that ensured that we would recover actual costs incurred. On January 1, 1999, and again on January 1, 2002, new tariff regimes were introduced that established formulae for the calculation of the selling price of electricity in Portugal. These tariffs at current market conditions allow us to recover actual costs incurred. However, not all of the criteria necessary to adopt the U.S. GAAP accounting for regulated industries exist. Therefore, U.S. GAAP requirements applicable to regulated industries have not been applied. On January 1, 2002, the regulator implemented alternative revenue programs that allow us to increase tariffs in future periods to recover allowable revenues. Future tariff increases have been recorded in the current year for Portuguese GAAP and are reversed under U.S. GAAP.

Guarantees related to our operations with bank loans and other operational activities that have no accounting recording under Portuguese GAAP must be adjusted and presented as liabilities for U.S. GAAP purposes. These adjusted amounts are related to the purchase of electricity and the receipt of some subsidies from the government.

Under Portuguese GAAP, prior to 1999, it was acceptable to recognize income tax expense based upon the estimated current income tax liability on the current year’s earnings. When income and expense recognition for income tax purposes does not occur in the same period as income and expense recognition for financial reporting purposes, the resulting temporary difference was not considered in the computation of the income tax expense for the period. Under U.S. GAAP, income taxes are provided using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their tax bases. A valuation allowance is provided based on the expected realization of these deferred tax assets.

In 1999, we implemented International Accounting Standard 12 (Revised), Income Taxes, which requires income taxes to be provided for using the liability method and is substantially consistent with the method under U.S. GAAP.

Our net profit in 2003 under U.S. GAAP amounted to €498.0 million and €299.9 million in 2002 compared with €381.1 million in 2003 and €335.2 million in 2002, respectively, under Portuguese GAAP. Our shareholders’ equity under U.S. GAAP was €3,497.3 million at December 31, 2003 and €3,886.3 million at December 31, 2002, compared with €5,298.0 million and €5,494.2 million, respectively, under Portuguese GAAP.

See note 39 to our audited consolidated financial statements for the significant adjustments to net income and shareholders’ equity that would have been required if U.S. GAAP rather than Portuguese GAAP had been applied in the financial statements.

IMPACT OF RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 was revised in December 2003 and has been interpreted in various FASB staff positions. FIN 46 is effective immediately for all variable interests in variable interest entities (VIE) created after January 31, 2003. For VIEs created before that date, the requirements are effective for us from January 1, 2004. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIEs when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities, without additional subordinated financial support; or the equity investors lack any one of the following: (1) the ability to make decisions about an entity’s activities; (2) the obligation to absorb losses of the entity; or (3) the right to receive residual returns of the entity. VIEs are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity’s expected losses, expected gains, or both. Adoption of this statement has not had a material impact on our U.S. GAAP financial statements.

In April 2003, the FASB issued SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Adoption of this statement has not had a material impact on our U.S. GAAP financial statements.

In May 2003, the FASB issued FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” FAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. FAS 150 requires that certain financial instruments, previously accounted for as equity, be classified as liabilities. This statement must be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Following adoption of this statement, certain financial instruments have been reclassified from minority interests to liabilities. Adoption of this statement has not had a material impact on our U.S. GAAP financial statements.

In December 2003, the FASB issued a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Retirement Benefits, which requires enhanced disclosures about our defined benefit pension plans. The revised standard will become effective for our U.S. GAAP financial statements for 2004. Adoption of this statement has not had, and is not expected to have, a material impact on our U.S. GAAP financial statements, although additional disclosures have been added.

In November 2003, the Emerging Issues Task Force (EITF) reached a consensus on certain additional disclosure requirements in connection with holding losses on investment securities (EITF 03-1—The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments). This standard is not expected to have a material impact on our U.S. GAAP financial statements.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Portuguese government, directly or through Parpública a corporation wholly-owned by the Portuguese government, which was formed in 1991 for the purposes of holding the Republic’s interest in a number of enterprises in various industries, as of the date of this prospectus supplement, owned approximately 26.1% of our outstanding ordinary shares. Through Caixa Geral de Depósitos S.A., a state-owned bank, the Portuguese government owns an additional 4.84% of our ordinary shares. The Portuguese government’s ownership of EDP ordinary shares declined from approximately 70% in 1997 to the current level as a result of the offering of our ordinary shares in successive stages of our privatization.

The following table sets forth information concerning the ownership of our ordinary shares as of our general meeting held on October 7, 2004 by the Portuguese government and by our officers and directors as a group (not including ordinary shares held by any entity with which any such officers or directors are affiliated). Other than as set out in the following table, we are not aware of any shareholder owning more than 5.0% of our ordinary shares.

Name of owner	Number of Ordinary Shares owned		Percentage of Outstanding Ordinary Shares
Portuguese Republic	783,074,076		26.1%
Banco Comercial Português	151,635,713		5.05%
All directors and executive officers as a group	230,000	*	<1%

*	Approximate.

The Portuguese government has special rights that all other holders of our ordinary shares do not have. To learn more about the special rights of the Portuguese government you should read “Risk Factors—Other Risks—Restrictions on the exercise of voting rights, as well as special rights granted to the Portuguese government, may impede an unauthorized change in control and may limit our shareholders’ ability to influence company policy.”

In addition to the shareholders listed above and Caixa Geral de Depósitos, which owns 145,087,830, or approximately 4.84%, of our ordinary shares, other significant EDP shareholders include Iberdrola, which in May 2002 announced that it had acquired additional ordinary shares and, as of our general meeting held on October 7, 2004, owns 150,000,000, or 5%, of our ordinary shares and Brisa, which indirectly owns 60,002,297, or approximately 2%, of our ordinary shares.

As of October 1, 2004, approximately 0.055% of the ordinary shares were represented by ADSs that were held by three holders of record, including The Depository Trust Company. The number of ADSs outstanding was 1,643,145 as of October 21, 2004.

RELATED PARTY TRANSACTIONS

Mr. Jardim Gonçalves, a director of EDP until May 2003, is presently the Chairman of BCP’s board of directors. Following the departure of Mr. Jardim Gonçalves, Mr. Paulo de Azevedo Pereira da Silva, the general manager of BCP and a director of various companies of the BCP group, became a member of our board of directors. In March 2000, we and BCP entered into a strategic alliance, pursuant to which Mr. Gonçalves was elected to our board of directors as a non-executive director, we acquired 4.25% of BCP’s outstanding shares and BCP acquired approximately 5% of our outstanding shares. In March 2003, we subscribed to a share capital increase of BCP, bringing our stake to 4.36%. In the ordinary course of business, we and BCP enter into customary commercial banking transactions, such as deposits and loans.

Mr. Luis Fernando de Mira Amaral, a director of EDP following the departure of Mr. António de Sousa, is the former CEO and Chairman of the executive committee of Caixa Geral de Depósitos’ board of directors. However, Mr. Mira Amaral has retired from his position as an EDP director, with effect from October 31, 2004 (or earlier, if a new director is appointed in his place). Mr Vitor Martins, also a director of EDP, has also retired from that position with effect from October 31, 2004 (or earlier, if a new director is appointed in his place). Mr. Martins was appointed CEO and Chairman of Caixa Geral de Depósitos’ board of directors on October 1, 2004. Caixa Geral de Depósitos owns 4.84% of our ordinary shares and is acting as an underwriter of this offering. See “Underwriting.” In the ordinary course of business, we and Caixa Geral de Depósitos enter into customary commercial banking transactions, such as deposits and loans.

On May 9, 2001, we entered into an agreement for a strategic alliance in the telecommunications sector with BCP, GALP and Brisa. Brisa became a shareholder of ONI in exchange for its 100% stake in Brisatel, which owned 4% of ONI Way. As a result of the agreement, EDP holds 56% of the share capital of ONI and Brisa holds 17%, while BCP and GALP hold the remaining 22.8% and 4.2%, respectively. Within the context of the strategic alliance, Brisa proposed two members of ONI’s board of directors and they were subsequently elected by the shareholders of ONI. Mr. José Manuel Gonçalves de Morais Cabral, a director of EDP, is a director of various companies within the José de Mello Group, which owns a significant interest in Brisa. Brisa owns approximately 2% of our ordinary shares.

DIVIDENDS AND DIVIDEND POLICY

We have declared dividends each year since 1991, when we became a limited liability corporation. The following table shows our dividends per share based on 3,000,000,000 ordinary shares outstanding in the years indicated:

	1999	2000	2001	2002	2003
Dividends per ordinary share (in euro)(1)	0.14	0.14	0.11	0.09	0.09
Dividends per ordinary share (in U.S. dollars)(2)	0.13	0.12	0.10	0.11	0.11

(1)	For 1999 and 2000, escudos are translated into euro at the fixed rate of exchange established at the commencement of the third stage of European Monetary Union on January 1, 1999 by the European Council of Ministers between the euro and escudo of PTE 200.482 = € 1.00.
(2)	Translated at the prevailing rate of exchange at the date of payment, which for 2003 was $1.1975 = 1.00.

The payment and amount of dividends are subject to the recommendation of our board of directors and the consent by our shareholders at a general meeting. It is the current intention of the board of directors, subject to our financial condition and 2004-2006 strategic business plan, to increase our annual total dividend distribution during the 2004-2006 period by 7% to 8% annually.

In the first year in which dividends are distributed after this share capital increase, the total amount of dividends shall be adjusted by the technical effect resulting thereof. For this purpose, the total amount of dividends to be distributed by EDP and its future variations shall be determined taking into account the proportional impact of the share capital increase on the market capitalization of EDP, based on the closing price of EDP shares on Euronext Lisbon on the last day in which such shares are traded with rights.

Pursuant to Portuguese law, dividends are paid to shareholders of record as of the date established for payment. These payments are effected by means of Portugal’s book-entry clearance and settlement system.

Dividends received by a holder of ordinary shares or ADSs will, under current law and practice, be subject to taxation. The effective rate of Portuguese withholding tax has changed periodically in recent years and may change again in the future. For more information regarding taxation of dividends, you should read “Taxation” in the attached base prospectus. Dividends received by holders of ADSs will be paid in U.S. dollars, net of conversion expenses of the depositary.

TRADING MARKETS

In Portugal, our ordinary shares trade on the Mercado de Cotações Oficiais, or the Official Market, of Euronext Lisbon. In the United States, our ordinary shares trade in the form of ADSs represented by ADRs issued by Citibank, N.A., as depositary. Our ADSs are listed on the NYSE and our ordinary shares are listed on Euronext Lisbon. Our ADSs and our ordinary shares are also listed on the Frankfurt Stock Exchange, and our ordinary shares are quoted on SEAQ International.

The tables below set forth, for the periods indicated, the reported high and low sales prices* of our ADSs on the NYSE and of our ordinary shares on Euronext Lisbon, based on the 3,000,000,000 ordinary shares outstanding after giving effect to the 5-for-1 stock split approved at our May 12, 2000 general meeting:

	Per ADS		Per Ordinary Share
	High	Low	High	Low
	(U.S. Dollars)		(Euro)
1999	50.04	29.00	4.36	2.82
2000	39.50	25.81	4.22	3.10
2001	34.31	20.90	3.64	2.29
2002
First Quarter	22.19	19.28	2.50	2.18
Second Quarter	21.73	19.45	2.45	1.92
Third Quarter	19.75	14.78	1.99	1.47
Fourth Quarter	17.25	14.56	1.72	1.49
Full Year	22.19	14.56	2.50	1.47
2003
First Quarter	18.50	15.10	1.69	1.38
Second Quarter	23.27	17.32	1.98	1.57
Third Quarter	24.40	21.30	2.14	1.85
Fourth Quarter	26.50	22.33	2.10	1.94
Full Year	26.50	15.10	2.14	1.38
2004
First Quarter	31.15	21.15	2.52	2.01
Second Quarter	29.49	26.40	2.41	2.25
Third Quarter	29.80	27.30	2.41	2.25
Month of
April 2004	29.49	27.15	2.44	2.28
May 2004	28.48	26.17	2.36	2.16
June 2004	28.46	26.91	2.32	2.21
July 2004	29.80	26.65	2.41	2.21
August 2004	28.70	27.05	2.32	2.22
September 2004	29.42	27.32	2.38	2.23
October 2004	30.09	28.60	2.39	2.27

*	The prices reflect high and low intra-day prices, as applicable, for the periods specified.

EXCHANGE RATES

The following table shows, for the periods and dates indicated, information concerning the exchange rate between the U.S. dollar and the euro. These rates are provided solely for your convenience. We do not represent that the escudo could have been, or that the euro could be, converted into U.S. dollars at these rates or at any other rate.

The column of averages in the table below shows the averages of the relevant exchange rates on the last business day of each month during the relevant period. The high and low columns show the highest and lowest exchange rates, respectively, on any business day during the relevant period.

U.S. dollar per euro(1) Year ended December 31,	End of Period		Average
1999	U.S.$	1.01	U.S.$	1.06
2000		0.94		0.92
2001		0.89		0.89
2002		1.05		0.95
2003		1.26		1.13

U.S. dollar per euro(1) Period	High		Low
2004
January	U.S.$	1.29	U.S.$	1.24
February		1.28		1.24
March		1.24		1.21
April		1.24		1.18
May		1.23		1.18
June		1.23		1.20
July		1.24		1.20
August		1.24		1.20
September		1.24		1.21
October		1.28		1.23

(1)	Euro amounts are based on the Noon Buying Rate.

THE PORTUGUESE SECURITIES MARKET

The Portuguese equity market, which had experienced significant increases in liquidity and trading volumes until 2001, registered a slowdown in 2002 and 2003, consistent with the worldwide economic situation. Since November 1997, Portugal’s status in the Morgan Stanley Capital International, or MSCI, indices has changed from emerging market to developed market. In particular, Portugal joined the MSCI Europe and World indices and left the MSCI Emerging Market index.

The integration of the former Lisbon and Oporto Stock Exchange in Euronext, N.V. (under the name Euronext Lisbon Stock Exchange, or Euronext Lisbon) on January 30, 2002, has allowed Euronext Lisbon to participate in a wider European capital market, which also includes Euronext Paris Stock Exchange, Euronext Amsterdam Stock Exchange and Euronext Brussels Stock Exchange. This integration process is intended to create a European common capital market, in order to allow investors to have access to a single equity and derivatives trading platform, common netting, clearing and settlement services and harmonized market rules and procedures.

A single equity and derivatives trading platform was recently implemented by migration of several platforms of the Euronext Stock Exchanges. The migration of both the equity and derivatives markets platforms managed by Euronext Lisbon SGMR to a single equity and derivatives trading platform common to all Euronext Stock Exchanges occurred in November 2003 for the equity market and in March 2004 for the derivatives market.

This migration involved the adoption by Euronext Lisbon–Sociedade Gestora de Mercados Regulamentados, S.A., or Euronext Lisbon SGMR, of the Euronext Market Model, which consists of the harmonization of rules applicable to the markets, members and transactions of Euronext Stock Exchanges. For this purpose, Euronext Lisbon SGMR approved a number of rules, which entered into force on November 7, 2003, in order to accommodate the Euronext Market Model, respecting, where necessary, the requirements of Portuguese regulation on these matters. Currently, there are Harmonized Rules, accommodating the Euronext Market Model, and Non-Harmonized Rules, where the requirements of the Portuguese regulation are safeguarded.

As of December 31, 2003, the market capitalization of equity securities listed on Euronext Lisbon was €91,180 million, compared with €72,998 million as of December 31, 2002, representing 58.1% and 51.6%, respectively, of the total market capitalization of Portuguese listed securities. As of December 31, 2003, 158 Portuguese companies’ financial assets were listed on Euronext Lisbon (representing a total of 522 different issues), of which 57 were in the form of equity securities (61 issues), 83 in the form of bonds (255 issues), 7 in the form of warrants (182 issues) and 11 in the form of other listed funds and certificates (24 issues). On the basis of euro value, the ten most actively traded equity securities in ordinary sessions of Euronext Lisbon in 2003 represented approximately 94.6% of total trading volume of equity securities on Euronext Lisbon compared with 93% in 2002. Turnover of equity securities was €19,024 million in 2003 compared with €21,688 million in 2002.

In 2003, our ordinary shares represented approximately 14.8% of total trading volume of equity securities on the Euronext Lisbon. As of September 13, 2004, our ordinary shares accounted for 18.8% of total market turnover since January 1, 2004. As of September 15, 2004, our ordinary shares weighted 10.3% in the PSI General Index, 15.8% in the PSI 20 Index and 0.5% in the Euronext 100 Index, each as defined below.

The Official Market, created in July 1991, is the market on which most significant Portuguese equity and derivative securities are listed. The Official Market index, or the PSI General Index, published since February 1991, is a weighted average price of all shares listed on the Official Market, other than preferred shares without voting rights. The exact number of companies in the PSI General Index’s portfolio may change each day as a result of new admissions, exclusions, suspensions and the absence of quotations. This index essentially reflects the Official Market’s global profitability.

Euronext Lisbon calculates an index called the PSI 20, which includes the 20 largest and most actively traded stocks listed on the Official Market. This index was created for the purpose of acting as the Portuguese stock market benchmark and as an underlying reference for futures and options contracts. Market operators also use the PSI 20 as an underlying index for structured financial products whose performance depends on the performance of the Portuguese stock market. The methodology for the composition and calculation of this index was changed in May 2001 and was implemented on October 1, 2001. The weight of the index components, which before this revision was based on the 20 companies with the largest market capitalization listed in the Official Market, now also takes in consideration the free float of these companies and introduces a maximum limit of 20% of the weight that a given company can have in the index.

Pursuant to the integration of the former Portuguese stock market with Euronext, some Portuguese listed companies are now also included in Euronext indices. We, along with six other Portuguese companies, are included in the Euronext 100 Index, which is a market capitalization weighted price index comprised of the 100 largest and most actively traded stocks on Euronext Stock Exchanges. Each stock participating in the Euronext 100 Index must experience turnover of over 20% of its issued shares over the course of a rolling one-year analysis period.

Euronext Lisbon is supervised by the Ministry of Finance and the Portuguese Securities Market Commission, or CMVM, and operated by the Euronext Lisbon SGMR.

TRADING

Since March 1, 1999, all shares currently listed on the Official Market of Euronext Lisbon are traded through a continuous trading system, which is designed to provide automatic execution and trading through LIST, a computerized trading system. The principal feature of the continuous trading system is the computerized matching of buy and sell orders based, first, on matching sales price and, second, on the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or revoked up to its execution. Between 7.30 a.m. and 8.00 a.m. on each trading day, from Monday to Friday excluding public holidays, the daily opening market clearing price is established for each security on the continuous trading system based on the bids and offers outstanding. During the last five minutes of this pre-opening period it is possible to immediately present purchase and sale orders, which may not, however, be modified or revoked. On any trading day, the opening price may not change more than 15% from a reference price, which is the closing price of the last session or the price resulting from an automatic roll-call held during the session in order to reset the reference price. Computer-matched trading then proceeds on the continuous trading system from 8.00 a.m. until 4.30 p.m.

An automatic trading procedure by roll-call auction will be used if there is an interruption in the continuous trading system. In trading through a roll-call auction, all the orders to buy or sell the same security are processed together. Each roll-call auction originates one single price for the security and is followed by the matching of trades according to the priority of each of the orders, which is established according to the respective prices. Sell orders below and buy orders above the auction price will not be matched.

At present there are no official market makers or independent specialists in the continuous trading system and therefore orders to buy or sell shares in excess of corresponding orders to sell or buy shares are not executed.

According to the Cod.VM, which entered into force on March 1, 2000, transactions on Euronext Lisbon may only be performed by its members. There are two categories of members of Euronext Lisbon: negotiator members and clearance members. Negotiator members may perform stock exchange transactions but are not allowed to execute their clearance and are therefore required to enter into an agreement with one or more clearance members for clearance of the operations they negotiate. Only financial institutions authorized to buy and sell securities for their own accounts, such as banks and dealers, may become clearance members. Clearance members can clear stock exchange transactions and negotiate transactions.

Any trading of stocks listed on the continuous trading system that takes place off-market must be cleared through financial institutions and physically settled through the Portuguese Clearing House (Central de Valores Mobiliários), or CVM, where those stocks are registered or deposited. Stock prices are quoted in euro per share.

CLEARANCE AND SETTLEMENT

All securities traded on Euronext Lisbon, either in certificated form or in book-entry form, must be deposited or registered in the CVM. The CVM provides a system for the registration and control of securities, including custody of certificated securities and registration of book-entry securities. The CVM is managed by Interbolsa—Sociedade Gestora de Sistemas de Liquidação e de Sistemas Centralizados de Valores Mobiliários, S.A., or Interbolsa, a company wholly-owned by Euronext Lisbon SGMR that also manages the Clearing and Settlement System for stock exchange transactions.

The Clearing and Settlement System is currently the most widely used clearing and settlement system in Portugal. Under this system, the member of the stock exchange inputs trade information on LIST, the nation-wide computerized trading system. The clearance member, which also has to be a participant of the Clearance and Settlement System, accepts the trade, at the latest, one day after the date of the trade, becoming the legal counterparty to the transaction until it settles. By the third business day after the trade, the electronic book-entry for the transfer of the securities takes place in the books of the CVM. This physical settlement is provisional until the financial settlement takes place after the end of the market daily process of the same third business day after the trade. In the business day following the settlement of the trade, the participants are informed of the volume of securities and cash amounts that were settled and those that failed to be settled.

Our ordinary shares have been accepted for trading on Euroclear and Clearstream and settle and trade with Euroclear and Clearstream in accordance with standard settlement procedures for internal clearances and with external counterparties through the CVM. Our ordinary shares are subject to such rules and regulations as Euroclear and Clearstream may from time to time determine.

Under Portuguese law, the acquisition of shares through a stock exchange transaction allows the owner to immediately sell those shares in the same market, without awaiting the physical and financial settlement of the transaction. However, the clearance member related to that transaction is primarily responsible for its physical settlement. In case of default in the physical settlement, Interbolsa must immediately initiate the substitution procedures necessary for good settlement of the transaction. These procedures involve an automatic lending and borrowing system, or if there are no securities available, an automatic buy-in system, in relation to the short positions on the closing date.

To hold our ordinary shares directly in book-entry form through the facilities of the CVM, an entity that is a non-resident of Portugal must, prior to the execution of the transaction, open a special share portfolio account with a financial intermediary located in Portugal and duly licensed to act as a financial intermediary pursuant to applicable legislation. The investor may then buy and sell listed securities with some restrictions and repatriate the proceeds. Persons who hold ordinary shares through Euroclear and Clearstream will not be required to open a special share portfolio account with a financial intermediary located in Portugal in order to hold the ordinary shares.

TRADING BY US IN OUR SECURITIES AND OUR SHARE CAPITAL

Except in specified circumstances, under Portuguese law companies may not, at any time, hold more than 10% of their own share capital and may purchase or otherwise trade in their own equity securities only with shareholder authorization. Under our Articles of Association, the shareholders may, at a general meeting, grant us the authority to purchase our own shares.

At our general meeting held on March 30, 2004, the shareholders renewed the authorization for our board of directors and the management bodies of our subsidiaries to purchase our shares under the following conditions: (1) the number of shares to be acquired cannot exceed 10% of our share capital (a limit that already includes any shares to be acquired under the stock options plans); (2) the acquisition can only be done within the regulated markets where we are listed; and (3) the acquisition price shall have as maximum and minimum limits 115% and 85%, respectively, of the weighted average of the closing quotations of our shares in the last ten sessions of Euronext Lisbon preceding the date of the acquisition.

The shareholders also renewed the authorization for our board of directors and the management bodies of our subsidiaries to sell our shares under the following conditions: (1) the number of sales and shares to be sold will be defined by our board of directors and by the management bodies of our subsidiaries, which shall include any shares to be granted under the stock options plans; (2) the sale of shares can only be done within the regulated markets where we are listed, without prejudice of obligations to be satisfied within the stock options plans whose creation has been duly approved by the general meeting; and (3) the sale price cannot be lower than 90% of the weighted average of the closing quotations of our shares in the last ten sessions of Euronext Lisbon preceding the date of the sale, except if the sale is executed to fulfill the stock options plans whose creation has been duly approved by the general meeting.

This general meeting resolution has renewed the authorization for our board of directors to purchase and sell our own shares for an additional period of 18 months, which had already been granted in previous identical resolutions passed at the general meetings held since 1999.

In addition, at our general meeting held on October 7, 2004, our shareholders approved an authorization to purchase EDP shares from the Portuguese state, Parpública or another entity that may be designated in the context of the fifth privatization phase of EDP for an acquisition price between 85% and 115% of the volume-weighted average price of EDP’s shares during the six months prior to July 28, 2004 (€2.2862 per share), adjusted for the dilution effect resulting from the rights offering. Our shareholders also authorized the use, on the same terms, of such treasury stock as consideration for the acquisition of Hidrocantábrico shares from Cajastur.

We buy and sell EDP shares on the market or otherwise as and when we believe it appropriate. As of October 15, 2004, we held 16,445,207 of our own ordinary shares, 1,750,000 of which we purchased in 1999, 650,000 of which we purchased in 2000, 9,326,209 of which we purchased in 2001, 5,702,717 of which we purchased in 2002, 4,002,038 of which we purchased in 2003 and 4,985,757 of which we sold in 2004. Ordinary shares held by us will be deemed to be outstanding under Portuguese law but are not entitled to any dividends, voting rights or preemptive rights, except the right to receive ordinary shares upon increases of share capital by incorporation of reserves.

At our general meeting held on October 7, 2004, our shareholders also approved an amendment to our Articles of Association granting authorization to the board of directors to increase our share capital. This authorization provided the board of directors with the ability to effect a one-time increase of our nominal share capital by a maximum of €1.2 billion on or before March 31, 2005. Our nominal share capital is presently €3 billion. The amendment was enacted by public deed dated October 21, 2004, and has been registered at the Conservatória do Registo Comercial de Lisboa.

Following this amendment to our Articles of Association, our board of directors decided, with the prior favorable opinion of the Single Auditor, on October 26, 2004, on the increase of our share capital pursuant to the rights offering. This increase reflects the fifth privatization phase of EDP, as contemplated by Decree law no. 218-A/2004 of October 25, 2004.

TAXATION

This section supplements, and should be read in conjunction with, the discussion contained in the attached base prospectus of certain Portuguese and U.S. federal income tax consequences of the ordinary shares or ADSs.

The statements regarding Portuguese and U.S. tax laws set forth below are based on the laws in force on the date of this prospectus supplement, which are subject to change.

You should consult your own tax advisers as to the tax consequences of the receipt, exercise, disposition and lapse of the rights in the light of your particular circumstances, including the effect of any state, local, or other national laws.

PORTUGUESE TAXATION

The following is a summary of the principal Portuguese tax considerations that are likely to be material to the purchase, ownership and disposition of ordinary shares or ADSs and to the receipt, exercise, disposition, and lapse of the rights if a holder is a non-resident of Portugal for Portuguese tax purposes, does not hold 10% or more of any class of our stock and does not hold our ordinary shares or ADSs through a permanent establishment in Portugal.

Resident holders for purposes of Portuguese taxation include collective entities having their registered office or effective place of management in Portugal and individuals having remained in Portuguese territory more than 183 days in any given calendar year or having the use of a dwelling in Portuguese territory at the end of any given calendar year which may imply their intention of using it as their habitual residence.

A non-resident holder may be broadly defined as any collective entity or individual not satisfying the above criteria. However, non-resident holders having a permanent establishment or a fixed installation in Portugal to which Portuguese-source income may be attributed will be taxed on such income under rules applicable to resident holders.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to non-resident holders, and does not address tax rules applicable to special classes of holders.

Furthermore, this summary is based on the tax laws of Portugal in effect on the date of this prospectus supplement, including the Convention between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income that together with the related Protocol is referred to in this prospectus supplement as the Treaty, and is subject to changes to those laws and practices or the Treaty subsequent to that date, which changes could be made on a retroactive basis.

Prospective purchasers should consult their own advisers as to the tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs and of the receipt, exercise, disposition, and lapse of the rights in light of their particular circumstances, including the effect of any other national laws.

For purposes of the Treaty and for Portuguese tax purposes, a U.S. person holding ADSs will be treated as a beneficial owner of our ordinary shares represented by such ADSs.

Rights

The receipt, exercise, and lapse of rights are not taxable events under Portuguese tax legislation. However, the capital gains deriving from the disposition of the rights are subject to Portuguese tax, at a rate of 10%, when realised by resident individual holders, and at a rate of 25% (together with a possible local surcharge of up to 10%, thus leading to a maximum rate of 27.5%), when realised by resident corporate holders.

In general, capital gains realized by non-resident holders on the disposition of the rights are subject to tax at the rate of 10% when realized by non-resident individual holders, and at a rate of 25%, when realized by non-resident corporate holders.

Non-resident corporate holders and non-resident individual holders of the rights to subscribe for ordinary shares or ADS are not subject to tax on the capital gains realised from their sale or other disposition, if (i) no more than 25% of the non-resident entity is owned, directly or indirectly, by resident entities, and (ii) the non-resident entity does not have as its place of residence a state or jurisdiction identified in a list of tax havens published by the Portuguese Ministry of Finance.

Under the Treaty, unless EDP is a Portuguese Real Property Holding Company (as defined below), capital gains derived from the sale of the rights to subscribe to ordinary shares or ADS, by a holder who is eligible for Treaty benefits will not be subject to Portuguese tax.

Dividends

Dividends paid in respect of shares or ADSs to non-residents generally are subject to a Portuguese withholding tax of 25% of the gross amount of the dividends.

Under article 59 of the Portuguese Tax Incentives Statute (Estatuto dos Benefícios Fiscais), only 50% of the dividends arising from shares acquired in a privatization process executed prior to December 31, 2002, including those resulting from share capital increases, are subject to taxation. This tax benefit is applicable up to five years after the date of the conclusion of the privatization process.

Pursuant to article 39 of Law no. 32-B/2002, of December 30, known as the Portuguese State Budget Law for 2003, dividends from shares of companies undergoing a privatization process, although not acquired within such process, may be, by ministerial order of the Minister of Finance, following a written request by an interested party, subject to taxation on only 50% of the gross amount distributed, as long as the following conditions are fulfilled:

•	evidence is shown of sector and general advantages resulting from the listing of the relevant shares;

•	payment by an interested party, by the end of the month following receipt of such ministerial order, of a tax amount corresponding to a 25% rate in respect of 50% of the dividends to be distributed until the end of the period during which dividends of privatized shares benefit from article 59 of the Portuguese Tax Incentives Statute (with this calculation being based on the amount of dividends most recently distributed); and

•	payment by an interested party of the tax differential between the amount determined in accordance with the previous condition and the amount of dividends actually distributed, if these are higher than those used for the provisional calculation.

Pursuant to article 39 of the Portuguese State Budget Law for 2003, we filed a request with the Minister of Finance and Public Administration for such an order to be granted. This request was approved by a ministerial order of the Minister of Finance and Public Administration dated November 4, 2004.

As a consequence, all the shares subject to the 5th privatization phase of EDP approved by the Reprivatization Decree Law shall benefit from the current regime applicable to EDP’s shares currently listed on Euronext Lisbon.

As such, only 50% of dividends (net of other income tax benefits) that are paid with respect to EDP shares prior to the end of fiscal year 2007 will be subject to Portuguese tax.

Whenever a shareholder benefits from a total or partial exemption of income taxes, withholding at the source with respect to the exempted amount will not take place upon presentation of proof by the interested party, before the paying entity, of the exemption that they benefit from.

Under the Treaty, the rate of withholding tax on dividends distributed to U.S. residents eligible for Treaty benefits will not exceed 15%. Since Portuguese effective rates are at or below the Treaty rates, according to the Portuguese Tax Authority, at the present time it is not necessary for U.S. residents to claim Treaty benefits with respect to dividends paid on ordinary shares or ADSs.

Pro rata distributions of ordinary shares or rights to subscribe for ordinary shares are not treated as dividends for Portuguese tax purposes, and, therefore, are not subject to Portuguese withholding tax or the Portuguese substitute gift and inheritance tax. The Portuguese tax consequences of pro rata distributions of ordinary shares or rights to subscribe for ordinary shares may be subject to change.

Capital Gains

In general, capital gains realized by non-resident individuals on the transfer of ordinary shares or ADSs are subject to tax at the rate of 10% if those ordinary shares or ADSs were held for 12 months or less, and are not subject to tax if those ordinary shares or ADSs were held for more than 12 months. Capital gains realized by non-resident corporate holders on the transfer of ordinary shares or ADSs are subject to tax at the rate of 25%. Regardless of the length of time ordinary shares or ADSs have been held, however, non-resident corporate holders and non-resident individual holders of ordinary shares and ADSs are not subject to tax on capital gains in Portugal if the following three conditions are met:

•	no more than 25% of the non-resident entity is owned, directly or indirectly, by resident entities;

•	the non-resident entity does not have as its place of residence a state or jurisdiction identified in a list of tax havens published by the Portuguese Ministry of Finance; and

•	the capital gains do not arise from the transfer for consideration of shares or other participations in a Portuguese resident company the assets of which primarily are comprised (more than 50%) of immovable property located in Portugal or in a Portuguese resident company that controls such a company (a “Portuguese Real Property Holding Company”).

Under the Treaty, unless EDP is a Portuguese Real Property Holding Company, capital gains derived from the sale or other disposition of ordinary shares, including deposits of ordinary shares in exchange for ADSs, by an individual holder who is eligible for Treaty benefits will not be subject to Portuguese capital gains tax, regardless of the length of time our ordinary shares are held.

Gift and Inheritance Taxes

Gift and inheritance tax was abolished and as it relates to free transfers was substituted by (i) stamp duty, if the beneficiary is an individual, and (ii) corporate income tax, if the beneficiary is a corporate entity. Nonetheless, transfers by a non-resident of ordinary shares or ADSs by gift or at death will not be subject to Portuguese Stamp Duty provided the beneficiary is also a non-resident or otherwise if the beneficiary is the respective spouse, parents or children.

Portuguese Transaction Costs

Pursuant to Decree law no. 183/2003 of August 19, 2003, which revoked Regulation no. 1303/2001 of November 22, 2001, as amended by Regulation no. 323/2002 of March 27, 2002, both issued by the Ministry of Finance, and pursuant to Regulation no. 913-I/2003 of August 30, 2003, also issued by the Ministry of Finance, fees applicable to securities’ transactions performed in a stock exchange, on other regulated securities markets or off-market were abolished and replaced by supervision fees that are paid by the entities subject to the supervision of the CMVM in connection with the performance of services in relation to securities, such as clearance and settlement services, registration or custodian services or portfolio management.

A stamp tax of 4.0% is payable on brokerage fees, bank settlement fees and bank commissions.

Under current laws and practice, no Portuguese transfer fees, taxes or other charges are levied on the transfer of ADSs, other than the deposit or the withdrawal of ordinary shares, unless the transfer is made through a financial intermediary domiciled or established in Portugal. If the transfer is made through a financial intermediary domiciled or established in Portugal, the transfer may be regarded as a transfer of ordinary shares over the counter with the consequences stated above.

The status of Portuguese law with respect to transfer fees, taxes and other charges applicable to deposits and withdrawals of ordinary shares for ADSs is uncertain. Under current law and practice, a negotiable bank settlement fee and a stamp tax of 4.0% of the fee may apply to deposits and withdrawals of ordinary shares. However, Portuguese brokerage fees, bank commissions and stock exchange fees will not be levied on a deposit of ordinary shares in exchange for ADSs or a withdrawal of ordinary shares in exchange for the cancellation of ADSs, unless the deposit or withdrawal is made through a financial intermediary domiciled or established in Portugal. If a deposit or withdrawal of ordinary shares is made through a financial intermediary, the deposit or withdrawal may be regarded as a transfer of ordinary shares over the counter with the consequences stated above. Current practice with respect to the applicability of Portuguese transfer fees, taxes or other charges to deposits and withdrawals of ordinary shares is subject to change.

As a general matter, no transfer fees, stamp taxes, or other charges will be applicable to the receipt, exercise, disposition or lapse of the rights.

UNITED STATES TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in our securities.

This summary is based on U.S. tax laws, regulations, rulings and decisions currently in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax adviser about the tax consequences of the receipt, exercise, disposition and lapse of the rights, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Receipt of Rights

A U.S. holder will not be subject to U.S. federal income taxation upon the receipt of the rights.

Basis

If, as we expect, the value of the rights received by the U.S. holder does not equal or exceed 15% of the fair market value of the shares and ADSs in respect of which the rights were distributed, the holder’s basis in the rights will be zero. A U.S. holder may elect, however, to allocate its basis in its existing shares and ADSs between those shares and ADSs and the rights based on their respective fair market values as of the date of distribution. A U.S. holder that wishes to make this election must attach a statement to this effect to its U.S. federal tax return for the taxable year in which the rights are received. The election will apply to all the rights received by the holder pursuant to the rights offering and, once made, will be irrevocable. A U.S. holder should consult its tax adviser regarding the advisability of and specific procedures for making such an election.

If on the date the rights are distributed, the fair market value of the rights equals or exceeds 15% of the fair market value of the shares and ADSs in respect of which the rights were distributed, the holder will be required to allocate its basis in its existing shares and ADSs between those shares and ADSs and the rights based on their respective fair market values.

For these purposes, holders should use a reasonable method for computing the fair market value of the rights on the date of distribution, which may, in certain circumstances, include calculating the average value based on the highest and lowest trading values of the rights on the date of distribution.

The allocation of basis to rights will affect the measurement of gain or loss on a subsequent sale of rights or shares. The allocation will be disregarded if such U.S. holder allows the rights to expire. A U.S. holder will not recognize loss, and the holder’s basis in existing shares and ADSs will not change, when a right expires unexercised.

Holding Period

A U.S. holder’s holding period with respect to rights will be the same as its holding period for the shares or ADSs with respect to which the rights were received.

Exercise of Rights

The exercise of a right will not be a taxable transaction for U.S. federal income tax purposes. The basis of shares or ADSs acquired by exercising rights will equal the sum of the U.S. dollar equivalent of the share or ADS subscription price and the U.S. holder’s basis (determined as described above), if any, in the rights. The holding period of the shares or ADSs acquired by exercising the rights will begin on the date such U.S. holder exercises the rights.

Sale of Rights

A U.S. holder generally will recognize capital gain or loss if the holder (or the ADS rights agent acting on its behalf) sells rights. The amount of this gain or loss will be based on the difference between the amount realized and the holder’s tax basis, if any, in the rights. Any capital gain or loss will be U.S. source, and will be treated as long-term capital gain or loss if the holding period for the rights (which includes the holding period for the shares to which such rights are attributable) exceeds one year. If the U.S. holder is an individual, any long-term capital gain generally will be subject to U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to significant limitations.

Information Reporting and Backup Withholding

Proceeds from the sale of rights may be subject to information reporting to the Internal Revenue Service in the same circumstances (and subject to the same rules) as other assets. In addition, a U.S. backup withholding tax at a current rate of 28% may be imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally may do so by furnishing Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Backup withholding is not an additional tax, and any amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

THE RIGHTS OFFERING

GENERAL INFORMATION

We are offering our shareholders the right to subscribe for offered shares pursuant to transferable subscription rights granted to them under Portuguese law. We have also arranged with Citibank, N.A., the depositary for our ADSs, and accordingly the holder of record of the ordinary shares underlying the ADSs, to make available to holders of our ADSs ADS rights granted to them under contractual agreement. Holders of our ordinary shares will receive one share right evidencing the right to subscribe for 0.22 offered shares for each ordinary share that they own on the share record date. Holders of our ADSs will receive one ADS right evidencing the right to subscribe for 0.22 offered ADSs for each ADS that they own on the ADS record date. The rights include oversubscription rights to subscribe, at the relevant subscription price, for an additional number of offered shares or offered ADSs, as applicable, subject to certain limitations as described below.

Each eligible registered holder of ADSs will be sent a non-transferable ADS rights certificate evidencing ADS rights, instructions relating to the exercise of these ADS rights and the prospectus. Each eligible beneficial owner of ADSs will receive a book-entry credit of non-transferable ADS rights in their DTC participant accounts, instructions relating to the exercise of these ADS rights and the prospectus.

Each eligible certificated holder of ordinary shares whose registered address is in the United States will be sent a non-transferable provisional allotment letter evidencing share rights and containing instructions regarding acceptance and payment procedures and the prospectus. Each holder of ordinary shares in Portugal will receive a credit to its stock account in respect of its entitlement to share rights.

If all the rights are exercised, 656,537,715 new ordinary shares, including ordinary shares represented by ADSs, will be issued by us. We expect to have 3,656,537,715 ordinary shares, outstanding after the rights offering.

Further information about the rights, the procedures for exercising the rights and the transfer of the share rights, is summarized below.

RESTRICTIONS ON PARTICIPATION IN THE OFFERING BY CERTAIN ADS HOLDERS AND SHAREHOLDERS

The rights offering is only addressed to persons to whom it may lawfully be made. The distribution of the prospectus, and the exercise of any of the rights, may be restricted by law. Persons into whose possession the prospectus comes or who wish to exercise any of the rights must inform themselves about and observe any such restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, due to the restrictions under the securities laws of certain countries, shareholders resident in such countries, including Australia and South Africa, may not exercise rights.

SUBSCRIPTION BY HOLDERS OF ADSs

Timetable

The timetable below lists certain important dates relating to the rights offering. All time references are to New York City time.

Announcement of rights offering	November 4, 2004
ADS cum-rights date	November 4, 2004
ADS ex-rights date	Expected to be November 9, 2004
ADS record date	Close of business on November 12, 2004
Notice to ADS holders of ADS rights to which they are entitled	On or around November 12, 2004
Notice to brokers/dealers of terms of ADS rights offering	On or around November 12, 2004
Notice to ADS holders of terms of ADS rights offering	November 12, 2004
ADS subscription period commences	November 13, 2004
ADS subscription period ends	3.00 p.m. on November 23, 2004
Expected date for issuance and delivery of the offered ADSs and commencement of trading of offered ADSs on the NYSE(1)	On or around December 7, 2004

(1)	No assurance can be given that the issuance and delivery of the offered shares will not be delayed.

S-140

Citibank, N.A., the depositary for our ADSs, will act as ADS rights agent in respect of the offered ADSs offered hereby. The following is a summary of the important provisions of the rights agency agreement between us and the ADS rights agent, pursuant to which holders of ADSs will be entitled to subscribe for the offered ADSs.

ADS Rights

Holders of our ADSs will receive one ADS right for each ADS they held on the record date. Holders of ADS rights will be entitled to subscribe at the ADS subscription price for a number of ADSs determined by multiplying the number of ADS rights they own by the factor 0.22. Fractions of ADSs will not be issued and any fractions arising through the exercise of ADS rights will be rounded down to the nearest whole ADS. Subscriptions will be accepted for a whole number of ADSs only, although holders may exercise their rights to subscribe for offered ADSs in whole or in part.

Oversubscription Rights

ADS rights include oversubscription rights entitling holders of record on the record date to subscribe, at the ADS subscription price, for an additional number of offered ADSs, in the event that any offered shares (including offered ADSs) are not subscribed for pursuant to the initial exercise of rights.

In the event that the rights offering is oversubscribed pursuant to the exercise of oversubscription rights, the further offered ADSs available will be allocated to holders of ADS rights who have exercised their oversubscription rights. Such allocation will be prorated among oversubscribing ADS rights holders in proportion to their initial exercise of ADS rights in the event that the number of ADSs subscribed for pursuant to the exercise of oversubscription rights is greater than the number of offered shares, if any, (divided by ten) that the depositary is entitled to pursuant to the exercise of the oversubscription rights associated with the ordinary shares underlying the ADSs, and subject to any maximum limit specified by each oversubscribing holder.

Applications for offered ADSs pursuant to the exercise of oversubscription rights must be made together with subscriptions for offered ADSs pursuant to the initial exercise of ADS rights.

ADS Cum-Rights Date, ADS Ex-Rights Date and ADS Record Date

The ADSs began trading with ADS rights on the NYSE following our board meeting on November 4, 2004.

The ADS ex-rights date for the ADSs is expected to be November 9, 2004. The ADSs will begin trading on the NYSE without any rights on and after that date.

The ADS record date for the purpose of determining entitlement to ADS rights is expected to be the close of business on November 12, 2004. The ADS rights will be credited through the book-entry system of DTC to the accounts of persons who held ADSs on the record date and certificates evidencing the ADS rights were sent via first class mail to holders of ADSs on the record date.

The ADS record date and the share record date are not the same. Therefore, the ADS facility for which Citibank, N.A. is the depositary will be closed to both deposits of ordinary shares and cancellation of ADSs and withdrawal of underlying ordinary shares from the open of business on November 8, 2004 until the close of business on November 12, 2004 (or such other date as may be set for the ADS record date).

ADS Subscription Period

The ADS rights may be exercised during the period from 9.00 a.m. (New York City time) on November 13, 2004 to 3.00 p.m. (New York City time) on November 23, 2004, referred to as the ADS subscription period. ADS rights that are not exercised by the end of the ADS subscription period will expire valueless without any compensation.

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Any exercise of ADS rights will be irrevocable upon exercise and may not be canceled or modified after such exercise.

ADS Rights Agent

Citibank, N.A., which is the ADS depositary under our deposit agreement, is acting as the ADS rights agent.

ADS Subscription Price

The ADS subscription price is U.S.$23.70 per offered ADS subscribed. The ADS subscription price is the U.S. dollar equivalent of the share subscription price, using an exchange rate of U.S.$1.2883 per Euro, multiplied by ten to reflect that each ADS represents ten ordinary shares. A subscriber of the offered ADSs must tender U.S.$24.89 per offered ADS subscribed, which represents 105% of the ADS subscription price, upon the exercise of each ADS right. This is to increase the likelihood that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of possible U.S. dollar to euro exchange rate fluctuations.

The ADS rights agent expects to make the conversion from U.S. dollars into euros on November 24, 2004 at a market-based rate to pay the share subscription price for the offered shares underlying the offered ADSs (excluding any offered ADSs subscribed for pursuant to the exercise of oversubscription rights), and, if necessary, to make an additional conversion at a market-based rate on a subsequent date to purchase any offered ADSs subscribed for pursuant to the exercise of oversubscription rights. If there is any excess in U.S. dollars as a result of such conversion or conversions, the ADS rights agent will refund the excess U.S. dollar subscription price to the subscribing ADS holder without interest. However, if the U.S. dollar to euro exchange rate on the relevant date or dates is more than 5% lower than on such dates, the ADS rights agent will not issue and deliver the offered ADSs to such subscribing ADS holder until it has received payment of the deficiency.

ADS Subscription Procedures

You may exercise your ADS rights to subscribe for offered ADSs as follows:

Subscription by DTC participants.

If you hold ADSs through DTC, you can exercise your ADS rights by delivering completed subscription instructions for offered ADSs through DTC’s PSOP Function on the “agent subscriptions over PTS” procedure and instructing DTC to charge your applicable DTC account for the ADS subscription price for the offered ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the ADS subscription price for the offered ADSs so as to allow DTC sufficient time to transmit the subscription instructions and payment of the ADS subscription price to the ADS rights agent prior to the expiration of the ADS subscription period. If the subscription instructions and payment are not received by the ADS rights agent by the end of the ADS subscription period, the ADS rights agent will not be authorized to and consequently will not, accept any delivery or exercise of subscription instructions with respect to ADS rights to which an owner is entitled.

Subscription by beneficial owners.

If you are a beneficial owner of ADSs and wish to subscribe for offered ADSs but are neither a DTC participant nor a registered holder of ADSs, you should timely contact the financial intermediary through which you hold ADSs and ADS rights to arrange for their exercise and to arrange for payment of the ADS subscription price.

Subscription by registered ADS holders.

If you are a holder of ADSs registered directly with the depositary, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed ADS rights certificate and paying in full the estimated ADS subscription price for the offered ADSs. Payment must be made by certified check or bank draft payable to “Citibank, N.A.—EDP ADS Rights Offering,” as ADS rights agent.

The properly completed ADS rights certificate and payment should be delivered to:

By Mail:	By Hand:	By Overnight Courier:
Citibank, N.A.	Citibank, N.A.	Citibank, N.A.
Corporate Actions	c/o Securities Transfer	Corporate Actions
P.O. Box 859208	and Reporting Services, Inc.	161 Bay State Drive
Braintree, Massachusetts 02185-9208	Attn: Corporate Actions	Braintree, Massachusetts 02184
100 Williams Street—Galleria
New York, New York 10038

The ADS rights agent must receive the ADS rights certificate and payment of the ADS subscription price on or before the end of the ADS subscription period. Deposit in the mail will not constitute delivery to the ADS rights agent. The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted ADS rights certificate.

You will elect the method of delivering the ADS rights certificate and paying the ADS subscription price to the ADS rights agent and you will bear any risk associated with it. If you send the ADS rights certificate and payment by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent.

For additional information regarding the completion of the ADS rights certificate, contact:

Georgeson Shareholder Communication Inc.

17 State Street – 10th Floor

New York, New York 10004

(212) 440-9800

Toll-free: (800) 457-0179

The ADS rights agent will determine all questions about the timeliness, validity, form and eligibility of exercising the right to subscribe for offered ADSs. In our sole discretion, we may waive any defect or irregularity, or permit you to correct a defect or defects and irregularity within the time we determine. ADS rights certificates will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent has to notify you of any defect or irregularity in submitting an ADS rights certificate. We and the ADS rights agent will not incur any liability for failing to do so.

Partial Exercise of ADS Rights

Subject to the requirements for the exercise of ADS rights contained herein,

•	in the event that you are a registered holder of ADS rights and you wish to exercise only a portion of your total ADS rights, you will need to deliver the applicable ADS rights certificate to the ADS rights agent along with the completed subscription instructions, and the ADS rights agent will employ commercially reasonable efforts to re-issue to you an ADS rights certificate evidencing the remaining balance of ADS rights not exercised held by you following the exercise; and

•	in the event that you are a beneficial owner of ADS rights and you wish to exercise only a portion of your total ADS rights, you will need to instruct the financial intermediary through which you hold your ADS rights to debit the ADS rights from the applicable book-entry account and deliver the ADS rights to the ADS rights agent and further instruct the ADS rights agent to subscribe only for the applicable number of ADS rights.

Delivery of Offered ADSs

The offered ADSs will rank equally in all respects with existing ADSs. The ADS depositary will issue and deliver the offered ADSs as soon as practicable after the delivery of the underlying offered shares to the depositary’s custodian by credit to its book-entry account with a financial intermediary registered in the CVM and admission of the offered shares to listing and trading on Euronext Lisbon.

Non-transferability of ADS Rights

The ADS rights are non-transferable. ADS rights that are not exercised by the end of the ADS subscription period will expire valueless without any compensation.

Trading of Offered ADSs

We have applied to list the offered ADSs on the NYSE. Trading of the ADSs subscribed for in the rights offering will commence on the NYSE under the symbol “EDP” after the registration of the resulting share capital increase with the Portuguese Commercial Registry in Lisbon, expected to be on or around December 7, 2004.

SUBSCRIPTION BY HOLDERS OF ORDINARY SHARES

Timetable

The timetable below lists certain important dates relating to the rights offering. All time references are to Lisbon time.

Announcement of rights offering	November 4, 2004
Share cum-rights date	November 4, 2004
Notice to shareholders of share rights	November 5, 2004
Notice to shareholders of terms of share rights offering	November 8, 2004
Share record date(1)	4.30 p.m. on November 8, 2004
Share ex-rights date	November 9, 2004
Share subscription period for exercise of rights commences	November 12, 2004
Trading of share rights commences on Euronext Lisbon	November 12, 2004
Trading of share rights ceases on Euronext Lisbon	4.30 p.m. on November 19, 2004
Exercises of share rights become irrevocable	Close of business on November 22, 2004
Expiration of subscription period	3.00 p.m. November 25, 2004
Expected date of issue of all offered shares	On or around December 2, 2004
Expected date for commencement of trading on Euronext Lisbon(2)	On or around December 7, 2004

(1)	If you acquire ordinary shares on an over-the-counter market, and such ordinary shares are delivered, between November 9, 2004 and November 11, 2004, the record date in respect of such ordinary shares is 7.00 p.m. on November 11, 2004.
(2)	No assurance can be given that the issuance and delivery of the offered shares will not be delayed.

Share Rights

Holders of our ordinary shares will receive one share right for each ordinary share they held on the record date. Holders of share rights will be entitled to subscribe at the share subscription price for a number of offered shares determined by multiplying the number of rights they own by the factor 0.22. Fractions of offered shares will not be issued and any fractions arising through the exercise of share rights will be rounded down to the nearest whole offered share. Purchases will be accepted for a whole number of offered shares only, although holders of ordinary shares may exercise their right to subscribe for offered shares in whole or in part.

Oversubscription Rights

Share rights include oversubscription rights entitling holders of record on the record date to subscribe, at the share subscription price, for an additional number of offered shares, in the event that they are not subscribed for pursuant to the initial exercise of rights.

In the event that the rights offering is oversubscribed pursuant to the exercise of oversubscription rights, the further offered shares available will be allocated to holders of share rights who have exercised their oversubscription rights. Such allocation will be prorated among oversubscribing share rights holders in proportion to their initial exercise of share rights in the event that the number of shares subscribed for pursuant to the exercise of oversubscription rights is greater than the number of offered shares not initially subscribed for pursuant to the exercise of rights, if any, and subject to any maximum limit specified by each oversubscribing holder. The oversubscription right is not separable from the share right.

Share Cum-Rights Date, Share Record Date and Ex-Rights Date

The ordinary shares commenced trading with share rights on Euronext Lisbon following our board meeting on November 4, 2004.

The share record date for the purpose of determining entitlement to rights will be 4.30 p.m. (Lisbon time) on November 8, 2004, which will be the last day that the ordinary shares will trade with rights on Euronext Lisbon. At the start of business on November 12, 2004, the share rights will be credited through the book-entry system of the CVM to the accounts of persons who held ordinary shares on the record date.

The share ex-rights date for the ordinary shares will be November 9, 2004. The ordinary shares will begin trading on Euronext Lisbon without any rights on and after that date.

Share Subscription Period

The share rights may be exercised during the period from 8.30 a.m. (Lisbon time) on November 12, 2004 to 3.00 p.m. (Lisbon time) on November 25, 2004, referred to as the share subscription period. Share rights that are not exercised prior to the end of the subscription period will expire valueless without any compensation.

Any exercise of rights will become irrevocable after the close of business on November 22, 2004.

Share Subscription Price

The share subscription price is €1.84 per offered share subscribed, which was the equivalent of U.S.$2.37 on November 4, 2004. The share subscription price will be settled in accordance with instructions given by the CVM on or around November 30, 2004 in respect of offered shares subscribed for pursuant to the initial exercise of share rights and on or around December 2, 2004 in respect of offered shares subscribed for pursuant to the exercise of oversubscription rights.

Exercise of Share Rights

Each holder of share rights may exercise all or only part of its share rights, and may elect to exercise its oversubscription rights. Fractions of offered shares will not be issued and any fractions arising through the exercise of share rights will be rounded down to the nearest whole offered share. Each holder of rights can subscribe for offered shares pursuant to the exercise of share rights (including oversubscription rights) by delivering a duly executed subscription form to an authorized financial intermediary or by any other means approved by such authorized financial intermediary through whom the subscription is made. Subscription forms will be available during the subscription period at the rights offering coordinators’ branches in Portugal.

The authorized financial intermediary through whom the subscription was made may require any person exercising share rights to pay or block the share subscription price for the offered shares being subscribed for in a deposit account as a condition to accepting the relevant subscription.

Subscriptions must be received prior to 3.00 p.m. (Lisbon time) on November 25, 2004. Any persons exercising share rights will bear any risk associated with the delivery of their subscriptions and the payment of the share subscription price for the offered shares being subscribed for. Deposits in the mail will not constitute delivery. Each holder of share rights who wishes to exercise such rights should consult with the financial intermediary through which it holds its ordinary shares and such share rights as to the manner, timing and form of exercise documentation, method of payment of the share subscription price and other related matters required to effect such exercise.

Following the end of the subscription period and the receipt from the CVM of details of all subscriptions, the rights offering coordinators, will determine the aggregate number of offered shares subscribed for pursuant to the exercise of rights. The rights offering coordinators will publish a notice in the Euronext Lisbon bulletin, giving details of the number of offered shares (excluding any remaining offered shares) subscribed for pursuant to the exercise of share rights and oversubscription rights in the rights offering.

Transfer of Rights

Subject to compliance with relevant securities laws, the share rights are freely transferable and are expected to trade on Euronext Lisbon under the symbol “EDPDS” from 8.30 a.m. (Lisbon time) on November 12, 2004 to 4.30 p.m. (Lisbon time) on November 19, 2004.

The Depositary will not issue ADS rights in exchange for share rights.

Delivery of Offered Shares

Upon due exercise of any share rights and payment of the share subscription price, the authorized financial intermediary with whom the subscription was made will register with the CVM such holder’s name or such holder’s nominee’s name and the amount of the exercised share rights. We expect to issue the offered shares on or around December 2, 2004. Following the registration of the resulting share capital increase with the Portuguese Commercial Registry in Lisbon, the issued offered shares will be delivered to subscribers by credit of such offered shares to each subscriber’s individual book-entry securities account. This is expected to take place on or around December 7, 2004. However, we can give no assurance that such issuance and delivery will not be delayed.

The offered shares will rank equally in all respects with existing ordinary shares. The offered shares will confer other rights, including voting rights, from their date of issuance; however, these are, in practice, exercisable by their holders only from the date of the registration of the relevant resulting share capital increase with the Portuguese Commercial Registry in Lisbon and credit of the relevant offered shares to the subscriber’s individual book-entry securities account with a financial intermediary registered with the CVM.

Trading of Share Rights and Offered Shares

We have applied to list the offered shares on Euronext Lisbon. Trading of the offered shares subscribed for in the rights offering is expected to commence on or around December 7, 2004 on Euronext Lisbon under the symbol “EDP” after the registration of the resulting share capital increase with the Portuguese Commercial Registry in Lisbon, expected to be on or around December 6, 2004.

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Underwriting

The underwriters have severally agreed, subject to certain conditions, to procure subscribers, or otherwise themselves to subscribe, for, and we have agreed to issue to the subscribers procured by the underwriters or to the underwriters, as the case may be, at the share subscription price, any remaining offered shares. See “Underwriting.”

Rights Offering Coordinators

BCP Investimento—Banco Comercial Português de Investimento, S.A., or Millennium bcp investimento, and Caixa—Banco de Investimento, S.A., or CaixaBI, are acting as rights offering coordinators with respect to the rights offering. In their roles as rights offering coordinators, Millennium bcp investimento and Caixa BI are responsible for the preparation of, and the coordination of the process for registering the rights offering and obtaining the approval of the Portuguese language prospectus by the CMVM.

Corporate Authorizations

At our extraordinary general meeting held on October 7, 2004, the shareholders approved an amendment to our Articles of Association granting authorization to the board of directors to increase our share capital. This authorization provided the board of directors with the ability to effect a one-time increase of our nominal share capital through the receipt of cash by a maximum of €1.2 billion on or before March 31, 2005. Our nominal share capital is presently €3 billion. The amendment was enacted by public deed dated October 21, 2004, and has been registered at the Conservatória do Registo Comercial de Lisboa.

UNDERWRITING

We and the underwriters for the rights offering named below have entered into an underwriting agreement, dated July 29, 2004, with respect to the offered shares not subscribed for pursuant to the exercise of the rights including the oversubscription rights. The underwriters have severally agreed to procure subscribers, or otherwise themselves to subscribe, for, and we have agreed to issue to the subscribers procured by the underwriters or to the underwriters, as the case may be, at the share subscription price, any remaining offered shares in the percentages specified below. See “The Rights Offering.”

Underwriter	Percentage to be Subscribed for
Goldman Sachs International	20%
Morgan Stanley & Co. International Limited	20%
UBS Limited	20%
Caixa Geral de Depósitos, S.A.	18%
Caixa—Banco de Investimento, S.A.	2%
Banco Comercial Português, S.A.	20%

Total	100%

The underwriting agreement is subject to the fulfillment of certain conditions, and may be terminated upon the occurrence of certain events, including certain events of force majeure, the termination of our agreements to acquire Hidrocantábrico and the breach of representations and warranties by us under the underwriting agreement. Should the underwriting agreement be terminated, if there are any remaining offered shares, holders who have exercised their rights would effectively be unable to subscribe for the offered ADSs or offered shares, as the case may be, as the share capital increase will not be effective unless the offering is fully subscribed.

We have agreed to pay the underwriters (i) a commitment fee of €8.5 million, which represents 0.05% of the aggregate subscription price for the offered shares (including offered ADSs) subscribed for pursuant to the rights offering, or the aggregate subscription price, for each full week from the date of the underwriting agreement until the pricing date (as defined in the underwriting agreement being November 4, 2004), and (ii) a selling commission of €9.1 million, which represents 0.75% of the aggregate subscription price, together with an incremental fee based on the extent of the discount to the theoretical ex-rights price of our ordinary shares in connection with the offering of €13.9 million, which represents 1.15% of the aggregate subscription price. In addition, we have agreed to pay the joint global coordinators a management commission of €9.1 million, which represents 0.75% of the aggregate subscription price and may, in our discretion, pay the joint global coordinators an additional discretionary commission of €4.2 million, which represents 0.35% of the aggregate subscription price. In the event that all of the offered shares are subscribed for pursuant to the exercise of rights, the underwriters will have no obligation to subscribe for any offered shares under the underwriting agreement, but will be entitled to receive their commission.

In the event that the underwriters are required to pay us the share subscription price and subscribe for or procure subscribers for any remaining offered shares, any resale of such offered shares (or offered ADSs, as the case may be) by the underwriters will be for their own account and not on our behalf or on behalf of any non-exercising holders. The underwriters may enter into arrangements with certain investors to sub-underwrite a portion of the obligations of the underwriters described above. Any such sub-underwriter will receive a portion of the commission we pay to the underwriters.

We have agreed that during the period beginning from July 29, 2004 and continuing to and including the date 180 days after the date of delivery of the offered shares and the offered ADSs, we will not (a) offer, sell, contract to sell or otherwise dispose of any of our ordinary shares or any of our other securities that are substantially similar to our ordinary shares or offered ADSs (except for offered shares or offered ADSs offered in connection with this rights offering and in connection with the agreements relating to the acquisition by us of an additional interest in the share capital of Hidrocantábrico), including, but not limited to, any securities that are

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convertible into or exchangeable for, or that represent the right to receive of our ordinary shares or ADSs, or any such substantially similar securities (other than pursuant to employee stock option plans existing on July 29, 2004), and (b) take any action to permit the waiver of or consent to the release of restrictions imposed on resales of offered shares subscribed for in the rights offering, in each case without the prior written consent of the joint global coordinators.

Subscribers for offered shares may be required to pay taxes and other charges in accordance with the laws and practices of their country in addition to the initial subscription price.

Subject to applicable laws and regulations, the joint global coordinators may engage in transactions that stabilize the price of the ordinary shares and the ADSs. These transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the ordinary shares and ADSs. If the joint global coordinators create a short position in the ordinary shares or the ADSs in connection with the global offering—that is, if they sell more ordinary shares or ADSs than are set forth on the cover page of this prospectus supplement—the joint global coordinators may reduce that short position by purchasing ordinary shares or ADSs in the open market.

In addition, subject to compliance with applicable law, the underwriters may engage in trading activity for the purpose of hedging the underwriters’ commitments under the underwriting agreement. Such activity may include purchases and sales of securities of the Company and related or other securities and instruments, including ordinary shares, ADSs, rights and ADS rights.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares or the ADSs. In addition, neither we nor any of the underwriters make any representation that the joint global coordinators will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other than with respect to the admission to listing, trading and/or quotation by Euronext Lisbon and the NYSE, no action has been or will be taken in any country or jurisdiction by us or the underwriters that would permit a public offering of the offered shares or offered ADSs, or possession or distribution of the prospectus or any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands the prospectus comes are required by us and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the offered shares or have in their possession or distribute the prospectus or such other offering material, in all cases at their own expense.

Sales of offered shares or offered ADSs in the United Sates are being made only through each underwriter’s respective NASD-registered broker-dealer affiliates in the United States.

For Investors in Spain

The rights have not been and will not be marketed, offered or delivered and the offered shares have not been and will not be marketed, offered or sold to persons in Spain other than to holders of existing shares, except as permitted by Spanish law. This prospectus has not been verified by or registered in the administrative registries of the Spanish Comisión Nacional del Mercado de Valores and, therefore, it is not intended to be used for any marketing, offering, delivery or sale of the rights or the offered shares to the public in Spain.

For Investors in the United Kingdom

In the United Kingdom, the offered shares will only be available for purchase pursuant to the offering to a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses. The underwriters (i) have not offered or sold and, prior to the expiry of a six-month period from the closing date of the offering, will not offer or sell any offered shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of Public Offers of Securities Regulations 1995; (ii) have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by any of them in connection with the offering of the offered shares in circumstances in which section 21(1) of the FSMA does not apply to them or us; and (iii) have each complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the offered shares in, from or otherwise involving the United Kingdom.

For Investors in France

No prospectus (including this prospectus or any amendment, supplement or replacement thereto) subject to the approval (visa) of the Autorité des marchés financiers has been prepared in connection with the offering. The offered shares may not be offered or sold to the public in France and neither this prospectus, nor any other offering material or information contained therein relating to the offered shares may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the offered shares to the public in France. The offering shall be made in France only to qualified investors (investisseurs qualifiés) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and Décret no. 98-880 dated October 1, 1998. The direct or indirect resale to the public in France of any offered shares acquired by such qualified investors may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder. Persons into whose possession this prospectus or any amendment, supplement or replacement thereto come must inform themselves about and observe any such restrictions. The offering does not constitute a solicitation by anyone not authorized to so act and this prospectus may not be used for or in connection with the offering to solicit anyone to whom it is unlawful to make the offering.

For Investors in Italy

Neither the rights nor the offered shares will be offered, sold or delivered, nor copies of this prospectus or any other document relating to the rights or the offered shares will be distributed, in Italy other than (i) to no more than 200 persons resident in Italy who will have been individually identified, will receive a personalized copy of the prospectus, and will be allowed to participate in the rights offering exclusively on their own account, and/or (ii) to professional investors (operatori qualificati) as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”) who will be allowed to participate in the rights offering exclusively on their own account or on the account of other persons who qualify as professional investors. Further, any such permitted offer, sale or delivery of rights or offered shares or distribution of copies of this prospectus or any other document relating to the rights or the offered shares offered in Italy shall be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of September 1, 1993, Legislative Decree No. 58 of February 24, 1998, Regulation No. 11522, and any other applicable laws and regulations; and (ii) made in accordance with Italian securities, tax and exchange control laws and regulations, and in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the rights or the offered shares in Italy by CONSOB.

For Investors in Japan

Neither the rights nor the offered shares have been or will be registered under the Securities and Exchange Law of Japan, and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale directly or indirectly in Japan or to any Japanese

Person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese Person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Any investor purchasing rights or the offered shares in the rights offering is solely responsible for ensuring that any offer or resale of the rights or the offered shares it purchased occurs in compliance with applicable laws and regulations. The offering documents and the information contained therein are intended only for the use of their recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipient of this document may rely on it or its content.

The underwriters and their respective affiliates have performed and may in the future perform investment banking services for us in the ordinary course of their business.

We estimate that the total expenses of the rights offering, excluding underwriting commissions, will be approximately €3.1 million. See “Expenses” below.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. In addition, we have agreed to reimburse the underwriters for certain of their expenses.

EXPENSES

The table on the following page sets forth the estimated expenses to be paid by us in connection with the issuance and distribution of the securities being registered.

Securities and Exchange Commission registration fee	U.S.$84,500
Legal fees and expenses	1,800,000
Accounting fees and expenses	1,300,000
Printing and engraving expenses	140,000
Miscellaneous	640,000

Total	U.S.$3,964,500

EXPERTS

Our audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the three-year period ended December 31, 2003 incorporated in the prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2003 have been so included in reliance on the audit report of PricewaterhouseCoopers, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers is registered with the Ordem dos Revisores Oficiais de Contras.

LEGAL MATTERS

Morais Leitão, Galvão Teles, Soares da Silva & Associados (new name following merger process currently under way) will pass upon certain matters of Portuguese law for us. Cleary, Gottlieb, Steen & Hamilton will pass upon the validity of the offered ADSs and certain matters of New York law for us. Cleary, Gottlieb, Steen & Hamilton may rely upon Morais Leitão, Galvão Teles, Soares da Silva & Associados (new name following merger process currently under way) with respect to certain matters of Portuguese law. Uría & Menéndez, Portuguese counsel for the underwriters will pass upon certain matters of Portuguese law for the underwriters. Shearman & Sterling LLP will pass upon the validity of the offered ADSs and certain matters of New York law for the underwriters.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a limited liability company (sociedade anónima) organized under the laws of the Portuguese Republic. All of our directors and executive officers, as well as certain experts named in the prospectus or in documents incorporated by reference, are resident outside the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States, namely in Portugal. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them judgments obtained in U.S. courts predicated upon civil liabilities under the U.S. federal securities laws. Therefore, you may need to enforce U.S. courts’ judgments in the Portuguese courts. Based on the opinion of Morais Leitão, Galvão Teles, Soares da Silva & Associados, our Portuguese counsel, there is doubt as to the enforceability in Portugal, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION ABOUT EDP

We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933. The prospectus does not contain all of the information included in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about EDP and our ADSs and ordinary shares, you should refer to our registration statement and its exhibits. The prospectus summarizes the contents of contracts and other documents that we refer you to. Since the prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically are be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our web site at www.edp.pt.

We provide Citibank, N.A., as depositary, under the deposit agreement between us, the depositary and registered holders of the ADRs evidencing our ordinary shares, with annual reports in English, including a review of operations, and annual audited consolidated financial statements prepared in conformity with generally accepted accounting principles in Portugal, or Portuguese GAAP, together with a reconciliation of operating income, net income and total stockholders’ equity to generally accepted accounting principles in the United States, or U.S. GAAP. We also furnish the depositary with unaudited semi-annual consolidated financial statements prepared in accordance with Portuguese GAAP. Upon receipt of these reports, the depositary promptly mails them to all record holders of ADSs. We also furnish to the depositary in English all notices of meetings of holders of shares and other reports and communications that are made generally available to holders of shares. The depositary will mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a shareholders’ meeting received by the depositary and will make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of shares.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE RIGHTS OFFERING

The terms and procedures of the rights offering are described in this prospectus supplement under “Summary—The Rights Offering” and “The Rights Offering.” You may refer any questions regarding the rights offering to the ADS information agent or the rights offering coordinators, as applicable, and questions regarding the completion of the ADS rights certificate to the ADS information agent:

ADS Information Agent	Rights Offering Coordinators
Georgeson Shareholder Communication, Inc.	BCP Investimento—Banco Comercial
17 State Street—10th Floor	Português de Investimento, S.A.	Caixa—Banco de Investimento, S.A.
New York, New York 10004	Av José Malhoa, 1686	Rua Barata Salgueiro, 33
(212) 440-9800	1070-157 Lisbon, Portugal	1269-057 Lisbon, Portugal
Toll-free: (800) 457-0179	Telephone: + 351 21 721 8000	Telephone: +351 21 313 7300

€1,200,000,000

EDP—Energias de

Portugal, S.A.

Offering of 656,537,715 Ordinary Shares

including in the form of

American Depository Shares

November 8, 2004